Filed Pursuant to Rule 253(g)(3)

File No. 024-11186

Offering Circular Dated June 29, 2020

NOVO INTEGRATED SCIENCES, INC.

11120 NE 2nd Street, Suite 200

Bellevue, Washington 98004

(206) 617-9797

20,000,000 Shares of Common Stock

Minimum Purchase: 700 shares of Common Stock ($1,050.00)

NOVO INTEGRATED SCIENCES, INC., a Nevada corporation (the “Company” or “Novo Integrated”), is offering up to 20,000,000 shares (“Shares”) of its common stock, par value $0.001 per share (“Common Stock”), with an aggregate amount of $30,000,000 (“Maximum Offering”), in a “Tier 2 Offering” under Regulation A (the “Offering”). The initial public offering price per share of Common Stock is $1.50 per share. There is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to close. The minimum investment amount per investor is $1,050 (700 shares of Common Stock); however, we can waive the minimum purchase requirement on a case to case basis in our sole discretion. The subscriptions, once received, are irrevocable. This Offering is being conducted on a self-underwritten “best efforts” basis through our officers and directors, which means our officers and directors will attempt to sell the securities we are offering in this prospectus, but there is no guarantee that any minimum amount will be sold by them. This prospectus will permit our officers and directors to sell the securities directly to the public, with no commission or other remuneration payable to them for any securities they may sell. In offering the securities on our behalf, the officers and directors will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. Notwithstanding, we reserve the right to use one or more registered broker-dealers and members of Financial Industry Regulatory Authority (“FINRA”), acting as underwriters or placement agents, in which event the broker-dealers will also conduct the Offering on a “best efforts” basis, and pay such broker-dealers a cash commission of up to 1.0% of the gross proceeds raised by such broker-dealers. See “Plan of Distribution” in this Offering Circular. None of the Shares offered are being sold by present security holders of the Company.

The Company has engaged Dalmore Group, LLC, a New York limited liability company and broker-dealer registered with the Securities and Exchange Commission (“SEC”) and a member of FINRA ("Dalmore"), to provide broker-dealer and administrative services related to operations and compliance, but not underwriting or placement agent services, in all 50 states, District of Columbia and the territories of the United States in connection with this Offering.  The administrative services Dalmore will provide include the review of investor information, including Know Your Customer data, Anti-Money Laundering and other compliance checks, and the review of subscription agreements and investor information.  As compensation for these broker-dealer and administrative services, the Company has agreed to pay Dalmore a one-time setup fee in the amount of $10,000, plus a 1.0% commission on the aggregate amount raised by the Company in this Offerings, as described in the Broker-Dealer Agreement between the Company and Dalmore. For purposes of clarification, such commission would be in addition to the commission to be paid to the broker-dealers, acting as underwriters or placement agents, resulting in a potential aggregate commission of up to 2.0% on the aggregate amount raised in this Offering.

We expect to commence the sale of the Shares as of the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the United States Securities and Exchange Commission (“SEC”). The Offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 90 days after the date that this Offering is deemed qualified by the SEC, unless sooner terminated or extended for additional 90 day-incremental periods in the sole discretion of the Company (“Termination Date”). The initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 24 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A.

The Company has engaged Novation Solutions Inc. dba Dealmaker (“Technology Agent”) to provide certain technology services to the Company in connection with the Offering, including the online platform of the Technology Agent. After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, the Offering will be conducted on the online platform of Novation Solutions Inc. dba Dealmaker through the Investor Relations page of our website at www.novointegrated.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price by ACH debit transfer or wire transfer to an account designated by the Company. There is no escrow established for this Offering. We will hold closings upon the receipt of investors' subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Offering, or (ii) the Termination Date. Funds will be promptly refunded without interest, for sales that are not consummated.

Our common stock is currently quoted on the OTCQB tier of the OTC Market Group, Inc. under the symbol “NVOS.” On June 26, 2020, the last reported sale price of our common stock was $0.24.

No sales of Shares will be made prior to the qualification of the Offering statement by the SEC in the United States. All Shares will be initially offered in all jurisdictions at the same price that is set forth in this Offering Circular.

Shares Offered by Us	Number of Shares	Price to Public	Underwriting Discounts and Commissions		Proceeds, Before Expenses, to Us (2)
Per Share:	1	$1.50	$0.03	(1)	$1.47
Total (3)	20,000,000	$30,000,000.00	$600,000.00	(1)	$29,400,000.00

(1)	We have not engaged a registered broker-dealer and a member of FINRA as an underwriter or placement agent to offer the Shares to prospective investors. Notwithstanding, we reserve the right to use one or more registered broker-dealers and members of FINRA, acting as underwriters or placement agents, and pay such broker-dealers a cash commission of up to 1.0% of the gross proceeds raised by the broker-dealers. The Company has also engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer ("Dalmore"), to provide broker-dealer and administrative services related to operations and compliance, but not underwriting or placement agent services, in all 50 states, District of Columbia and the territories of the United States in connection with this Offering. The Company has agreed to pay Dalmore a one-time setup fee of $10,000, as described in the Broker-Dealer Agreement between the Company and Dalmore, as well as a 1.0% commission on the aggregate amount raised by the Company from investors in the specified states. See the section entitled “Plan of Distribution” beginning on page 70 of this offering circular for additional information.

(2)	The amounts shown in the "Proceeds, Before Expenses, to Us" column include a deduction of 1.0% for commissions payable to Dalmore on all the shares being offered as well as an assumed deduction of 1.0% for commissions payable to broker-dealers acting as underwriters or placement agents on all shares being offered. The amounts shown are before deducting estimated offering expenses including, without limitation, legal, accounting, auditing, transfer agent, other professional, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering as well as the one-time setup fee payable to Dalmore. We estimate the total expenses of this Offering will be approximately $345,000.

(3)	Assumes that the maximum aggregate offering amount of $30,000,000.00 is received by us.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

An investment in the Shares is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider and review the RISK FACTORS beginning on page 32.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE COMMISSION, DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This Offering Circular is following the offering circular format described in Part II of Form 1-A.

The date of this Offering Circular is June 29, 2020.

ITEM 2: TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this Offering Circular prepared by us or to which we have referred you. We do not take responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This Offering Circular is an offer to sell only the Shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date, regardless of the time of delivery of this Offering Circular or any sale of Shares.

For investors outside the United States: We have not done anything that would permit this Offering or possession or distribution of this Offering Circular in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this Offering and the distribution of this Offering Circular.

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MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data included in this Offering Circular is derived from information provided by third-party market research firms or third-party financial or analytics firms that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third-party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third-party information. The market data used in this Offering Circular involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Offering Circular. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain data are also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Offering Circular. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

TRADEMARKS AND COPYRIGHTS

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products and the formulations for such products. This Offering Circular may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this Offering Circular is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this Offering Circular are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this Offering Circular, including those set forth below.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Offering Circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Offering Circular. The matters summarized below and elsewhere in this Offering Circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this Offering Circular, whether as a result of new information, future events or otherwise.

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ITEM 3: SUMMARY AND RISK FACTORS

This summary of the Offering Circular highlights material information concerning our business and this offering. This summary does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire Offering Circular, including the information presented under the section entitled “Risk Factors” and the financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of factors such as those set forth in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

In this Offering Circular, unless the context indicates otherwise, “Novo Integrated,” the “Company,” “we,” “our,” “ours” or “us” refer to Novo Integrated Sciences, Inc., a Nevada corporation, and its subsidiaries.

SUMMARY

OUR COMPANY

Novo Integrated Sciences, Inc. (“Novo Integrated”) was incorporated in Delaware on November 27, 2000, under the name Turbine Truck Engines, Inc. On February 20, 2008, the Company was re-domiciled to the State of Nevada. Effective July 12, 2017, the Company’s name was changed to Novo Integrated Sciences, Inc. When used herein, the terms the “Company,” “we,” “us” and “our” refer to Novo Integrated and its consolidated subsidiaries.

Through Novo Healthnet Limited (“NHL”), our wholly owned Canadian subsidiary, we deliver multidisciplinary primary health care services and products through our 16 corporate-owned clinics and a contracted network of 103 affiliate clinics and 220 eldercare centric homes located across Canada. Our team of multidisciplinary primary health care clinicians and practitioners provide assessment, diagnosis, treatment, pain management, rehabilitation, education and primary prevention for a wide array of orthopedic, musculoskeletal, sports injury, and neurological conditions across various demographics including pediatric, adult, and geriatric populations.

Our clinicians and practitioners provide certain multidisciplinary primary health care services, and related products, beyond the medical doctor first level contact identified as primary care. Our clinicians and practitioners are not licensed medical doctors, physicians, specialist, nurses or nurse practitioners. Our clinicians and practitioners are not authorized to practice primary care medicine and they are not medically licensed to prescribe pharmaceutical based product solutions.

Our specialized multidisciplinary primary health care services include physiotherapy, chiropractic care, manual/manipulative therapy, occupational therapy, eldercare, massage therapy (including pre- and post-partum), acupuncture and functional dry needling, chiropody, stroke and traumatic brain injury/neurological rehabilitation, kinesiology, vestibular therapy, concussion management and baseline testing, trauma sensitive yoga and meditation for concussion-acquired brain injury and occupational stress-PTSD, women’s pelvic health programs, sports medicine therapy, assistive devices, fall prevention education, sports team conditioning programs including event and game coverage, and private personal training,

Certain of the specialty treatment and recovery programs we offer derive from motor vehicle accident injuries, long-term disability cases, corporate wellness, and job-site injuries approved for treatment by the Workplace Safety and Insurance Board. In addition, we offer specialized treatments and products that include cold laser therapeutics, shockwave therapy, custom bracing and orthotics, custom compression therapy/stockings and lymphatic drainage treatment.

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Certain of our assessments and treatment technologies include Brain FX, a research based digital cognitive assessment tool measuring cognitive functional skills; and, MyndMove Therapy, a non-invasive functional electrical stimulation (FES) therapy for individuals with arm and hand paralysis due to a stroke, spinal cord or other neurological injury.

As we continue to build our health science platform of services and products through the integration of technology and rehabilitative science, one component of our lateral business growth strategy includes developing business units centered on the direct control of the grow, extraction, manufacturing and distribution processes regarding our hemp and medical cannabidiol products. Additionally, we continue to expand on our patient care philosophy of maintaining an on-going continuous connection with our patient community, beyond the traditional confines of a clinic, by extending oversight of patient diagnosis, care and monitoring, directly into the patient’s home, through remote patient monitoring and mobile telemedicine and diagnostic tools.

Our strict adherence to public regulatory standards, as well as self-imposed standards of excellence and regulation, have allowed us to navigate with ease through the industry’s licensing and regulatory framework. Compliant treatment, data and administrative protocols are managed through a team of highly trained, certified health care and administrative professionals. We and our affiliates provide service to the Canadian property and casualty insurance industry, resulting in a regulated framework governed by the Financial Services Commission of Ontario.

The occupational therapists, physiotherapists and kinesiologists contracted by NHL to provide occupational therapy, physical therapy and fall prevention assessment services are registered with the College of Occupational Therapists of Ontario, the College of Physiotherapists of Ontario and the College of Kinesiologists of Ontario regulatory authorities. In 2013, NHL received its accreditation from the Commission on Accreditation of Rehabilitation Facilities (“CARF”). Currently, NHL is renewing its CARF accreditation.

For the fiscal years ended August 31, 2019 and 2018, we generated revenues of $9,421,825 and $8,894,464, respectively, and reported net losses of $403,579 and $2,117,193, respectively, and negative cash flow from operating activities of $822,268 and $934,501, respectively. For the six months ended February 29, 2020, we generated revenues of $4,977,474, reported a net loss of $594,788, and had negative cash flow from operating activities of $579,219. As noted in our consolidated financial statements, as of February 29, 2020, we had an accumulated deficit of approximately $12,184,577. We anticipate that we will continue to report losses and negative cash flow. See “Risk Factors— We have a history of operating losses and negative cash flow.”

As of June 29, 2020, Robert Mattacchione, our Chief Executive Officer, beneficially owned 129,184,704 shares of our common stock, which represents 55.4% of the voting power of our outstanding common stock. Following this offering, Mr. Mattacchione will control approximately 51.0% of the voting power of our outstanding common stock if all the common stock being offered are sold. As a result, Mr. Mattacchione controls a majority of our voting power and therefore is able to control all matters submitted to our shareholders for approval. Mr. Mattacchione may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Business Growth Initiatives

The Company’s mission is to provide excellence in multidisciplinary primary health care assessment, diagnosis, prevention, treatment and pain management through the integration of technology and rehabilitative science. What follows are the Company’s key business growth initiatives. As to the funding of these business growth initiatives, the Company anticipates dedicating up to an aggregate of $20,338,500 in net proceeds to fund the Business Growth Initiatives and, if necessary, any additional amounts to complete these initiatives from private placements or other financing arrangements. Notwithstanding the foregoing, the Company may close the offering without sufficient funds for completing these initiatives and may need to reduce the amount of proceeds to be used towards these initiatives. In addition, the Company reserves the right to change such use of proceeds if management believes it is in the best interests of the Company to do so.

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Increase Market Share in Canada through Organic Growth, Asset Acquisition and Contract Expansion for both our Clinic and Eldercare Divisions.

Specific to the Clinic Division, the Company has an ongoing initiative to expand our Canadian market share through both organic growth and strategic acquisition of operating multidisciplinary primary health care clinics in markets we are currently located as well as new geographic markets.

Specific to our Eldercare Division, we intend to increase our Canada market share of providing contracted-occupational therapy and physiotherapy services to eldercare centric homes through network affiliation growth, new contract awards and increased usage of telemedicine.

This initiative was launched in May 2017 and is ongoing. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $2,190,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative. Cost projection are unique for each acquisition structure type and consumer demand of each clinic asset and eldercare centric facility contract platform treatment profile.

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Open Micro-Clinic Facilities through our LA Fitness Master Facility License Agreements.

Micro-clinic facilities are reduced footprint clinics, primarily located within the premises of larger commercial enterprises, focused on providing multidisciplinary primary health care and medical technology related services. Under the terms of our Agreement with LA Fitness, we are developing and opening micro-clinic facilities within the footprint of LA Fitness facilities throughout both the U.S. and Canada. Each micro-clinic exists through either third-party sub-license agreements or corporate sponsored arrangement. The Company’s LA Fitness based micro-clinic facilities will primarily provide outpatient physical and occupational therapy services.

As of June 29, 2020, the Company has completed one sub-license lease in Canada and is currently negotiating three additional sub-license leases in Canada. In addition, as of June 29, 2020, the Company is negotiating an unidentified number of sub-license leases with operators in three states in the United States, including Florida, Georgia and Ohio.

As a result of guidelines issued by local, state, provincial and federal authorities due to the COVID-19 pandemic, LA Fitness has closed all U.S. and Canada facilities which has halted all Company activity to develop and open our LA Fitness micro-clinics. Given the pandemic has created renewed awareness of health wellness as a lifestyle rather than a treatment, LA Fitness continues to indicate strong desire to continue our contractual agreements upon LA Fitness re-opening facilities post pandemic. The addition of our micro-clinics to LA Fitness facilities creates a clear and obvious improvement to the present facility by offering even more proactive healthcare related products and services to its membership base.

This initiative was launched in September 2019 and is ongoing. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,000,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Build an Intellectual Property Portfolio.

We intend to acquire or obtain licensing rights for Intellectual Property (IP) and patents related to health sciences and nano-formulation. When considering nano-formulation patent and IP assets, one specific area we intend to pursue relates to medical cannabis related medicines, beverages and foods infused with dry powder, liquid or oil with further formulation into creams and gels, allowing for oral, intravenous and/or transdermal delivery.

Our projected launch date for implementation of this initiative is late 2020. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $4,200,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative. Specific to each prospective patent/IP, cost projection will be determined primarily based on the asset acquisition structure type, implementation status, market demand and application of the IP and/or patent to our platform treatment profile.

●	Expand Operations into the United States. We plan to expand operations into the U.S. through:

○	The introduction of a customized version of our multidisciplinary primary health care service model with emphasis on pain prevention, treatment and management as well as immune enhancement through the launch of micro-clinic facilities.

○	The strategic acquisition of targeted U.S. operating clinics in key geographical areas.

○	Establishment of strategic corporate alliances and partnerships with existing U.S. health care provider facilities, including certain of our current Canadian clients with U.S.-based facilities, allowing us immediate access to their client base.

○

Integration of specific specialized multidisciplinary primary health care services and products that are a direct compliment to the existing primary care related products and services already provided by brand-recognized, established retail entities such as grocers, pharmacies, health fitness clinics and clinics with a further emphasis of healthcare maintenance through product solutions.

This initiative was launched in February 2020 and is ongoing. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,500,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative. Cost projection will be determined based on acquisition structure type, consumer demand of each clinic asset and contract platform treatment profile.

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Launch our Cannabidiol (“CBD”) Medical Cannabis Product Platform in Canada.

As a complement to our integration of technology and rehabilitative science for musculoskeletal related pain treatment and management, we intend to expand into the cultivation, manufacturing, distribution and sales of CBD products derived from industrial hemp. We expect that our CBD products will be specifically focused on CBD for use (i) as a treatment aid; (ii) to provide relief for a large array of neurological and musculoskeletal system disorders; and (iii) as an alternative option for health care providers in place of prescribing opioids to patients. Offering our patients access to non-hallucinogenic and non-addictive natural remedies, under required clinical oversight policies and procedures as they relate to medicinal cannabis and CBD, combined with our existing clinic-based treatment protocols allows us to enter this market segment with a unique integration model not readily available in the marketplace. We anticipate introducing our prospective CBD products to patients and consumers through clinic distribution programs.

The Company has entered into a joint venture agreement with Kainai Cooperative in January 2019 and a joint venture agreement with Harvest Gold Farms Inc. in December 2019 regarding the cultivation of industrial hemp for the production of CBD products. Other than the Company entering into the joint venture agreements, as of June 29, 2020, the Company has not implemented the cultivation, production, manufacturing, distribution or sale of CBD products derived from industrial hemp. As a result of the COVID-19 pandemic, the Company has delayed the implementation of this initiative as the Company has prioritized controlling costs as we re-open and expand clinic and eldercare operations to both meet and exceed pre-pandemic levels. Upon achieving pre-pandemic patient flow, the Company anticipates restarting the implementation of this initiative.

Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $2,000,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Introduction of “Micro-Clinics” in Certain Underserved Population Centers.

We plan to leverage our expertise in the interface of technology and patient engagement to introduce our multidisciplinary primary health care services and products through micro-clinics located in certain underserved population clinics. Rather than relying on the traditional centralized model of bringing people to health care, our “micro-clinic” model allows for people in urban, rural and remote population clinics to have greater access and availability to a wide range of health care products and services.

Our projected launch date for implementation of this initiative is early-2021. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,525,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Development of our Remote Patient Monitoring (RPM) platform in Canada and the United States.

Beyond the traditional confines of in-clinic visits, RPM provides clinicians and practitioners the ability to maintain an on-going continuous connection with their patient community extending oversight of patient care and monitoring directly into the patient’s home. Through our exclusive licensing agreement with Cloud DX, executed in February 2019, our RPM platform empowers a patient with real-time vital sign information while maintaining a direct technology link from patient to clinician or medical practitioner. The transfer of vital information from home to clinic or patient to clinician allows for the delivery of high quality, non-redundant diagnostic based proactive healthcare. We intend to expand our offering of RPM technology to not only our Canadian clinics and affiliate clinics but to clinics and medically licensed providers throughout Canada and the United States.

The inclusion of RPM temperature measuring devices to compliment blood pressure and weight measuring instruments (Bluetooth) has completed the stable of peripherals necessary for high level critical assessment. The revision to patient intake at the clinic level to include mandatory measurement of vitals assures appropriate tracking and baseline metrics necessary to evaluate in a remote environment. The implementation of in-clinic patient metrics equivalent to those derived via a remote application in the home environment is the first step in engaging patient retention to remote review.

Post-pandemic, upon the re-opening of our corporate clinics, the Company will educate its patients regarding the benefits of RPM use. In Canada, third party insurance coverage for RPM related devices is now being reviewed for implementation nationwide. Currently, as documented and requested by the clinician, insurance coverage is being approved on a case by case basis.

Our projected launch date for implementation of this initiative is July 2020. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $2,813,345 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Launch and Further Development of our Virtual Physician Access System Platform (“Telemedicine Platform”).

On April 1, 2020, we launched our Telemedicine Platform through which certain of our multidisciplinary primary health care clinicians (“clinicians”) have been providing low-cost virtual contact with eldercare clients for non-critical resident reviews, exercise related activity and physiotherapy sessions. We intend to continue to develop the Telemedicine Platform to expand our clinic and eldercare contract virtual physical care program offerings beyond our current active applications. We also intend to develop the Telemedicine Platform to provide patients with real-time virtual access to third-party primary care medically licensed providers in various medical disciplines, which we anticipate completing and launching in mid-2021.

Telemedicine is transforming traditional approaches to health care by providing ease of access and reduced costs for patients, particularly in areas with limited access to both clinicians and medically licensed providers.

The success of telemedicine has always depended on the adoption of virtual technology by clinicians, medically licensed providers and the patient. A basic checklist approach to results allow both multidisciplinary clinicians and medically licensed providers to remotely determine if direct medical attention is required rather than remote or virtual guidance to care. The patient friendly platform removes the traditional barrier represented by intimidating peripherals along with necessary precision use and application of the peripherals to obtain accurate data necessary for appropriate diagnosis. A patient can now feel certain of their role in the assessment process without sophisticated and exhaustive training.

Our telemedicine platform intends to integrate certain medical devices, such as a blood pressure reading device, a derma scope, an ophthalmoscope otoscope, and other add-ons each of which can provide both the clinician and the medically licensed provider with real-time diagnostic data, greatly enhancing the ability to better provide the patient with an accurate diagnosis, treatment and follow-on guidance. Our telemedicine platform is intended to allow any qualified location to install and utilize our telemedicine platform at a relatively low-cost point of entry.

Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,000,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Acquire Ownership Interest in Licensed Pharmaceutical Manufacturing and Packaging Facilities.

As we build our Intellectual Property portfolio, having ownership of a licensed high-grade pharmaceutical product manufacturing and packaging solution is integral in creating the medium for use and application of our proprietary sciences as well as mitigating market exclusion and enhancing patient services and product offerings.

Our projected launch date for implementation of this initiative is mid-2021. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $3,500,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Expand our Posture, Stride, and Kinetic Body Movement Scanning Technologies and Protocols.

When combined with decades of data harvesting and analysis, we believe these specialized technologies and protocols provide our clinics with the ability to deliver better care, early diagnosis and preventative health care strategies.

Our projected launch date for implementation of this initiative is early 2021. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $610,155 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

Eldercare Centric Homes

We provide physiotherapy (“PT”), occupational therapy (“OT”), assessment and application assistance for assistive devices, such as walkers, wheelchairs, seating and power wheelchairs/scooters, rehabilitative strategies and continuing education to eldercare clients, to include caregivers and family members as applicable, located at various long-term care homes, retirement homes and community clients across Ontario province, Canada.

As a result of NHL’s September 2013 asset acquisition of Peak Health LTC Inc, formed in 2006, we have a 14-year history of providing PT services to the eldercare community. Given both PT and OT have an overlap and synchronicity of philosophies, in 2017 we added occupational therapy services for our eldercare clients.

Additionally, our proprietary Electronic Rehabilitation Record and Management Reporting software solution provides us the ability to provide each eldercare facility client with PT and OT reports that identify cost and optimization possibilities, a wide variety of client outcome measurements, overall contract effectiveness and much more.

Our eldercare PT services are provided as follows:

1.	Long-Term Care Homes. NHL contracts with long-term care homes to provide individualized onsite PT and group exercise classes for its residents. Registered physiotherapists are assisted by on-site support personnel to deliver individualized care based on assessed needs. These services are primarily funded by the Ontario Ministry of Health and Long-Term Care (“MOHLTC”). The NHL team assists in providing assistive device assessments allowing residents access to funding assistance for varying mobility aids. In addition to providing PT services, our team assists the long-term care home’s interdisciplinary team, in the facilities’ annual care conferences with its residents, regarding nursing restorative programming, back education, fall prevention and many other subjects related to PT or physical health and wellness. The NHL team works together with the interdisciplinary team to assist with mandatory coding of Canada’s Resident Assessment Instrument Minimum Data Set (“RAI-MDS”) which is the standardized assessment tool required for the home to access payment from the MOHLTC for each resident. Additionally, through NHL’s proprietary software, the homes have access to abundant reporting solutions to help provide objective and quantitative measures for their continuous quality improvement program. Additionally, we have been able to offer licensing rights for our proprietary software to client homes which desire to self-manage the in-facility therapy services provided to its residents.

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2.	Retirement Homes. We contract with client retirement homes to provide individualized PT and group exercise classes to the retirement homes’ residents. Registered physiotherapists are assisted by the onsite support personnel to deliver individualized care based on assessed needs. These services are partly privately funded and partly funded by the MOHLTC. Similar to the long-term care sector, our team assists with education of the nursing/interdisciplinary team and provides in depth service reports to the homes to measure desired service delivery. In addition to the services above, some of the residents in the retirement homes (or their family members) desire to have an increased level of service and opt to pay for additional private services. This is available on a fee-for-service basis and is most often in the form of individualized physiotherapy.

3.

Home Care Physiotherapy and Community Based Exercise Classes. Throughout the province of Ontario, the MOHLTC operates 14 Local Health Integration Networks (“LHINs”) which are health authorities responsible for regional administration of public health care services. The LHINs serve as contact points, information clearinghouses, referral resources, and assessment / care coordinators for eligible residents who need health care assistance at home or a safer place to live through aging at home strategies that can be put in place by health care providers. Through service contracts, the LHINs engage “cluster providers” to provide services to clients living in the community, clients living at-home or clients living in a retirement home. These service contracts are funded by the MOHLTC.

NHL is a “cluster provider” sub-contractor for home care physiotherapy and community-based exercises classes in the North East LHIN which encompasses more than 565,000 people across 400,000 square kilometers and five sub-regions. Through this subcontract arrangement, we provide one-on-one physiotherapy assessment and treatment, as well as group exercise classes to these clients who cannot easily access outpatient services due to mobility challenges. Primarily, these clients are elderly with multiple co-morbidities, although some clients are not elderly and are instead simply post-operative with mobility challenges.

4.

Exercise & Falls Prevention. NHL is contracted with 2 “cluster providers” to provide exercise and fall prevention classes in 3 separate LHINs (Central, Toronto Central and Central East) which encompass the Greater Toronto area with an estimated aggregate population of 4.4 million people. In 2013, the MOHLTC introduced several initiatives designed to assist seniors in maintaining an active and healthy lifestyle while still living at home. Under the 2013 initiative, exercise instructors under contract with NHL deliver group exercise classes over a 48-week period each year.

In addition, another component of the 2013 MOHLTC initiative is the delivery of fall prevention classes taught by specialized registered providers such as kinesiologists and physiotherapists with the assistance of exercise instructors. The goal of these classes is to assess seniors’ general health status, identify defined levels of risk pertaining to balance and falling, and educate seniors about fall prevention through a combination of increased knowledge and teaching exercises designed to improve strength and balance.

5.	Community-based Outpatient Clinics. NHL provides outpatient physiotherapy, chiropractic and laser technology services through one community-based clinic in Ontario province. A portion of the services provided at the clinic is funded by the MOHLTC. The remainder of our services provided at the clinic is funded by MVA treatment plans, extended health benefits insurance coverage, or private payment. These services are specifically targeted to be delivered to clients who meet the following criteria:

●	Aged 65 years of age and older or aged 18 years of age and younger, and
●	Are post-operative, or
●	Have just been discharged from a hospital, or
●	Are receiving services from the Ontario Disability Services Program or Ontario Works.

Our eldercare OT services are provided, through 2 separate sectors, as follows:

1.	Long-Term Care Sector. We contract with client homes to provide the following OT services:

●	Assessments and interventions to support maintenance and restoration of function related to seating, mobility, positioning for self-care, prevention of pressure ulcers, falls and use of restraints,
●	Speech language pathology services, including evaluation and treatment,
●	Swallowing and eating assessments and interventions,
●	Cognitive behavioral assessments and care planning,

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●	Our occupational therapists have specialized training in mobility providing assistive device assessments when required. This service is funded primarily by the MOHLTC.

2.	Retirement Home & Community. We provide the following OT services through individual contracts with private payers:

●	Home safety assessments,
●	Functional assessments,
●	In-home activities of daily living assessments,
●	Assessment and completion of applications for assistive devices (mobility aids),
●	Custom seating and mobility consultations,
●	Case management services, and
●	Speech language pathology services, including evaluation and treatment.

About Our Affiliate Clinics

In order to strengthen our position within the Canadian Preferred Provider Network (“PPN”), we’ve built a contracted affiliate relationship with 103 clinics across Canada with 85 affiliate clinics in Ontario province and 18 affiliate clinics located throughout Alberta, Nova Scotia and Newfoundland.

The PPN is a network of three major insurance companies and their subsidiaries, totaling 11 insurance companies. PPN member insurance companies, in need of specific multidisciplinary primary health care solutions for their patients, send referrals to specific clinics registered through the PPN. We, as one of five major providers to the PPN, receive referrals through the PPN. This subset of business is a continuous source of referrals, from the insurance company payer to the approved group of clinics meeting the insurance companies’ pre-determined set of criteria for what they believe to be an appropriate clinical setting. Affiliate clinics pay us a mix of a flat fee and a percentage-based fee upon receipt of a payment for a service referred through the PPN.

The services provided by our affiliate clinics are consistent with the multidisciplinary primary health care services provided by our own corporate clinics. While each affiliate clinic may provide additional unique health care solutions, all affiliate clinics must meet specific criteria established under the PPN, creating a single standard of excellence across all clinics within our network.

Cloud Dx

On February 26, 2019, the Company completed a Software License Agreement with Cloud DX, Inc., a medical device company, operating in the United States and Canada that develops both hardware and related software for Remote Patient Monitoring and Chronic Care, that provides NHL with perpetual licensing rights to the Bundled Pulsewave PAD-1A USB Blood Pressure Device, related software and up-to-date product releases. Additionally, the License Agreement provides NHL with conditional exclusive rights, over the initial 5-year period, to sub-license and re-sell Bundled Pulsewave Devices and related software.

The Cloud Dx platform allows NHL to further expand on its patient care philosophy of maintaining an on-going continuous connection with its patient community, beyond the traditional confines of a clinic, extending oversight of patient care and monitoring directly into the patient’s home through Remote Patient Monitoring (“RPM”). The Cloud DX technology empowers a patient with real-time vital sign information while maintaining a direct technology link from patient to clinician or medical practitioner. The transfer of vital information from home to clinic or patient to clinician further allows our clinicians and practitioners to deliver non-redundant diagnostic based proactive multidisciplinary primary health care.

Contracts

Certain contracts held with client homes and client companies follow standard formats and include generally accepted terms of reference. Specific clauses within the NHL contracts for services contain language intended to (1) clarify which entity is the health information custodian of the medical files (usually held by the client home or company), (2) define release of liability, (3) ensure privacy and confidentiality of proprietary information or private health information, (4) define provisions of worker’s compensation clearance or benefits for employees and/or contractors, (5) detail provisions of value-added items, services or programs, (6) set out terms and conditions of the contract (often for a set number of years with an option to a renew), (7) provide for termination conditions, and (8) detail invoicing and billing procedures.

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Employees

Immediately prior to the Company closing all its corporate clinics due to the COVID-19 pandemic, effective March 17, 2020, the Company employed 81 full-time employees and 53 part-time employees. Following national, provincial, state and local governmental issued proclamations and/or directives aimed at minimizing the spread of COVID-19, on March 17, 2020, the Company closed all corporate clinics and commenced a staff reduction. By June 1, 2020, the Company had furloughed 48 full-time employees and 35 part-time employees.

On June 2, 2020, following all mandated guidelines and protocols issued by Health Canada, the Ontario Ministry of Health, and the respective disciplines’ regulatory Colleges to ensure a safe treatment environment for our staff and clients, the Company commenced re-opening its corporate clinics. As of June 9, 2020, the Company had opened all corporate clinics.

As of June 26, 2020, the Company had 50 full-time employees and 24 part-time employees. Approximately 85% of our clinicians and practitioners are contracted as independent contractors. We believe that we maintain a satisfactory working relationship with our employees and have not experienced any labor disputes.

Competition

Other Multidisciplinary Primary Health Care Providers

In Canada, the specialized multidisciplinary primary health care service sector in which we operate is highly competitive. With a finite number of patients and corporate clients, companies providing multidisciplinary primary health care services operate within an overlapping patient and client landscape.

Our business growth strategy includes expanding our patient base through both opening new clinics and the acquisition of existing multidisciplinary primary health care providers and clinics in markets that we currently populate, as well as in new geographic markets, including the United States. There is additional competition from non-traditional health care providers, such as holistic and Eastern medicine-based clinics. We believe that we can successfully compete based on our large service offerings, competitive pricing, solid reputation and our clinicians’ devotion to maintaining high quality care and patient satisfaction.

Health Insurance Plans

Additionally, our ability to effectively compete for patients is impacted by commercial and managed care payor programs that influence patient choice by offering health insurance plans that restrict patient choice of provider.

Canadian Health Care System

Our competition will also be the Canadian health care system which is a government sponsored system that began in 1957, when Parliament approved the Hospital Insurance and Diagnostics Services Act. The Act provided free acute hospital care, laboratory and radiological diagnostic services to Canadians. By 1961, agreements were in place with all the provinces and 99% of Canadians had free access to the health care services covered by the legislation. The Act was followed by the Medical Care Act of 1966 that provided free access to physician services. By 1972, each province had established its own system of free access to physician services. The federal government shared in the funding. In 1984, the Government of Canada passed the Canada Health Act (CHA). The Canada Health Act created a publicly administered health care system that is comprehensive, universal and accessible. All medically necessary procedures are provided free of charge. The system provides diagnostic, treatment and preventive services regardless of income level or station in life. Access to care is not based on health status or ability to pay. Coverage is portable between provinces and territories. We can give no assurance that we will be able to effectively compete in this market.

Government Regulation and Healthcare Regulation

Canada

In Canada, some health care services are public, some are private and there are a number of different entities involved in regulating and providing their delivery. While there is a perception that all health care in Canada is publicly funded, the publicly funded system is generally restricted to “medically necessary” hospital and physician services, and provincial or territorial drug plans that provide access to prescription drugs to residents over the age of 65 or those residents who rely on social assistance programs. Publicly funded services are delivered through a combination of public and private providers and funding comes from the Canadian federal government, which sets national standards, and the provincial and territorial governments, which regulates the delivery of services and determines those services that are deemed “medically necessary” (i.e., publicly funded) within the context of their own unique fiscal and political environment. In addition, there are a wide array of health products and services that are not subject to coverage under the public health insurance plans that are provided on a private payer basis. See “Risks Related to our Multidisciplinary Primary Health Care Business”.

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Federal/Provincial Government Division of Power

As is the case for many important industries and economic sectors, neither the federal, nor the provincial/territorial level of government has exclusive jurisdiction over health. Instead, the Constitution Act, 1867, divides the legislative powers relevant to the regulation of the delivery of health products and services between the federal and provincial levels of government.

The federal government is responsible for regulating important aspects of various health industries or sectors including the regulation of selling, importing, distributing and marketing of drugs and medical devices and maintains significant influence over health policy and national objectives through the use of its spending power.

The provincial/territorial level of government has comprehensive authority over the delivery of health care services. Other examples of provincial responsibility include the regulation of hospitals and other health facilities, administration of health insurance plans, distribution of prescription drugs and regulation of health professionals.

However, many health industry sectors are subject to at least some degree of regulation or oversight by both levels of government.

Canada’s National Health Insurance Program

Canada’s “national” health insurance program, a publicly funded single-payer system often referred to as “Medicare,” is designed to ensure that all Canadian residents have universal access to medically necessary hospital and physician services through the provincial and territorial health care insurance plans.

The Canada Health Act

The Canada Health Act is the federal legislation that provides the foundation for the Canadian health care system. The Act is administered by Health Canada, the federal department with primary responsibility for maintaining and improving the health of Canadians. However, neither the Canada Health Act nor Health Canada have direct authority to regulate the health insurance plans that give effect to the publicly funded health insurance system that is in place across the country. Instead, the Act establishes certain values and principles and sets out criteria and conditions that each publicly funded health insurance plan is required to meet in order to qualify for federal funding through the Canada Health Transfer. As federal funding is critical to the ability to fund “medically necessary” hospital and physician services, each provincial and territorial health insurance plan must satisfy the requirements of public administration; universality; portability; comprehensiveness; and accessibility.

Notably, these requirements relate only to funding and administration and establish broad principles rather than a prescriptive code. In addition, the Canada Health Act is silent with respect to the delivery of health services and does not prohibit or discourage the delivery of insured health services by the private sector. As a result, there is significant variation in the funding and administration of health insurance plans from one jurisdiction to another. However, most provinces permit the delivery of a broad range of publicly funded health services through a combination of both public and private providers. Indeed, many publicly funded services in Canada are privately delivered.

The requirement that publicly funded health insurance plans be comprehensive requires that “medically necessary” hospital and physician services be covered. If a service is determined to be “medically necessary” then the full cost of the service must be covered by the public plan. However, the term is not defined and the services that must be covered are intentionally and broadly defined in order to accommodate the ability of each province and territory to make its own coverage decisions within the context of its unique fiscal and political environment. Typically, such decisions are made in consultation with the relevant medical associations in the jurisdiction. However, determining whether a particular service is “medical necessary” is a determination that has both a fiscal and political dimension. Ultimately, these coverage decisions are decisions about the allocation of scarce public resources.

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The products and services available to Canadians through the publicly funded health insurance system are supplemented by a wide array of health products and services that are not, as a general matter, subject to coverage under the public health insurance plans. For example, prescription drug coverage, dental services and vision care are generally provided on a private payer basis. However, many jurisdictions provide coverage for these types of services to seniors and those who face financial or other barriers to privately funded health care. There are also a growing number of providers offering non-medically necessary and other ancillary health services. Examples include elective surgical or cosmetic procedures.

Regulation of Health Professionals and Health Facilities

Health professionals and health care facilities are subject to federal laws of general application, but the regulation of such matters is largely a matter of provincial jurisdiction.

Health Professionals

Through legislation, the provinces have delegated the regulation of health professionals to self-governing professional bodies (with varying degrees of discretion). Such legislation generally seeks to protect the public through a combination of “input regulations” that focus on who is entitled to provide a particular health service and “output regulations” that focus on the quality and delivery of the service being provided. Such regulations also generally include conflict of interest (or anti-kickback) provisions, as such matters are generally dealt with as part of the regulation of health professions rather than the regulation of health facilities.

Health industry participants offering a particular service need to understand how the service is regulated. If the service involves the performance of a regulated or controlled act (i.e., acts that can only be performed by a particular category or categories of regulated health professionals or their delegates) then the involvement of one or more duly qualified health professionals will likely be required. Also, it may be necessary to implement certain protocols and procedures in order to comply with the requirements of the regulatory colleges that govern the practices of any such professionals. Complying with such requirements can have significant commercial implications.

Health facilities

Operating a regulated health facility can be challenging and often involves a degree of regulatory risk.

Residential health care facilities other than hospitals, such as nursing homes, long-term care facilities, pharmacies, laboratories and specimen collection clinics are, in most jurisdictions, privately owned and operated pursuant to provincial licenses and oversight. However, the degree to which such health facilities and other providers are regulated generally depends on the nature of the products and services being provided.

The operation of health facilities by private sector entities still typically involves some element of reimbursement through public funds. Where public funds are being used to acquire goods and services, additional accountability measures such as procurement requirements often apply.

Regulation of Drugs

The process of obtaining marketing authorizations and approvals of prescription drugs is administered by Health Canada’s Therapeutic Products Directorate (“TPD”).

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The TPD applies the Food and Drugs Act and the regulations applicable to prescription drugs to ensure that drug products sold in Canada are safe and effective. No drug product can be offered for sale in Canada unless and until, after review, it is issued a marketing authorization by Health Canada.

In addition to its review of drug products, Health Canada is responsible for the ongoing monitoring of drug products being sold in Canada, as well as the regulation of good manufacturing practices and establishment licenses, which are required in connection with the import, manufacture, distribution and/or sale of drug products.

The Patented Medicines Prices Review Board

The Patented Medicines Prices Review Board (“PMPRB”) is an independent quasi-judicial body created in 1987 under amendments to the Patent Act. The PMPRB is responsible for regulating the prices that patentees charge for prescription and non-prescription patented drugs sold in Canada. Based on a review of the information required to be filed by a patentee, the PMPRB considers whether the price of a medicine appears excessive based on certain factors including: (i) the prices that the patented medicine is sold in the Canadian market; (ii) the prices at which other medicines in the same therapeutic class are sold in the Canadian market; and (iii) the prices at which the medicine and other medicines in the same therapeutic class have been sold in other countries other than Canada. If the PMPRB considers the price of a medicine appears excessive, revised pricing is the usual outcome.

Public Market access

Each province has a provincial drug plan that allows certain individuals to access drugs at a reduced cost. Products that will be paid for by the provincial government (in some provinces, for all residents, while in others for certain prescribed individuals such as seniors and individuals receiving social assistance), are typically listed on provincial formularies. For innovator products, the manufacturer negotiates the pricing for inclusion on the provincial formulary with the provincial government. For generic products, the price to be paid for the generic product is determined by a sliding scale of fixed prices related to when such products enter the market and the price of the innovator product (i.e., a percent of the price of the innovator pharmaceutical product depending on whether they are first, second or third entry products). If a drug is a generic product and listed as interchangeable on the provincial formulary, a pharmacist is permitted to dispense the interchangeable product for the innovator product. Under most provincial benefit plans, interchanging a generic product for the innovator product by pharmacists is mandatory and generally most provinces will only reimburse the pharmacist for the lowest cost interchangeable product. Government drug plans account for approximately 50% of all sales of prescription drugs in Canada.

The scope and enforcement of each of these laws is uncertain and subject to constant change. Federal and provincial enforcement entities have significantly increased their scrutiny of health care companies and providers which has led to investigations, prosecutions, convictions and large settlements. Although we conduct our business in compliance with all applicable federal and provincial fraud and abuse laws, many of these laws are broadly worded and may be interpreted or applied in ways that cannot be predicted with any certainty. Therefore, we cannot assure you that our arrangements or business practices will not be subject to government scrutiny or that they will be found to be in compliance with applicable fraud and abuse laws. Further, responding to investigations can be time consuming and result in significant legal fees and can potentially divert management’s attention from the Company.

Client Information Privacy

In Canada, under the Personal Information Protection and Electronic Documents Act and under various provincial laws, comprehensive privacy laws have been introduced to protect the privacy of individuals from the undisclosed or non-consensual sharing of sensitive information for commercial purposes. As the gathering and use of information is such an integral component of our business, we must always be alert for and respond to changes in the information regulatory environment.

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Protection of Environment and Human Health and Safety

We are subject to various federal, state and local and regulations relating to the protection of the environment and human health and safety, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. Some of our operations include the use, generation and disposal of hazardous materials. We also plan to acquire ownership in new facilities and properties, some of which may have had a history of commercial or other operations. We may, in the future, incur liability under environmental statutes and regulations with respect to contamination of sites we own or operate, including contamination caused by prior owners or operators of such sites, abutters or other persons, and the off-site disposal of hazardous substances. Violations of these laws and regulations may result in substantial civil penalties or fines.

United States

The United States health care industry is subject to extensive regulation by federal, state and local governments. Government regulation affects our businesses in several ways, including requiring licensure or certification of facilities, regulating billing and payment for certain of our services, regulating how we maintain health-related information and patient privacy, and regulating how we pay and contract with our physicians. Our ability to conduct our business and to operate profitability depends in part upon obtaining and maintaining all necessary licenses and other approvals; and complying with applicable healthcare laws and regulations. See “Risk Factors — Risks Related to Healthcare Regulation.”

State Law Regulation of Construction, Acquisition or Expansion of Healthcare Facilities

Thirty-six states have certificate of need programs that require some level of prior approval for the construction of a new facility, acquisition or expansion of an existing facility, or the addition of new services at various healthcare facilities. Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, states where we may seek to operate may require a certificate of need to acquire or operate our clinics.

State Licensure

Only a few states may require the licensure of multidimensional primary health care clinics and clinics such as ours. This absence of a uniform licensing process leads to inconsistencies in the nature and scope of services offered at our care clinics. To effectively control the nature of services rendered and the environments in which they are offered, state legislators or regulators may attempt to regulate the urgent care industry in a manner similar to hospitals and freestanding emergency rooms. Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, such regulations could have a material impact on our growth strategy and expansion plans.

Laws and Rules Regarding Billing

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, numerous state and federal laws may apply to our claims for payment, including but not limited to (i) “coordination of benefits” rules that dictate which payor must be billed first when a patient has coverage from multiple payors, (ii) requirements that overpayments be refunded within a specified period of time, (iii) “reassignment” rules governing the ability to bill and collect professional fees on behalf of other providers, (iv) requirements that electronic claims for payment be submitted using certain standardized transaction codes and formats, and (v) laws requiring all health and financial information of patients in a manner that complies with applicable security and privacy standards.

Additionally, on January 16, 2009, the United States Department of Health and Human Services (“HHS”), released the final rule (implemented on October 1, 2015) mandating that providers covered by the Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), including our clinics, comply with ICD-10. Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, we will incur additional compliance related costs.

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Medicare and Medicaid

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, our clinics and multidisciplinary primary healthcare clinicians and practitioners, including any staffing we might pursue in affiliate clinics or eldercare centric homes in the United States, might participate in the federal Medicare and/or Medicaid programs.

Since 1992, Medicare has paid for the “medically necessary” services of physicians, non-physician practitioners, clinicians and certain other suppliers under a physician fee schedule, a system that pays for covered physicians’ services furnished to a person with Medicare Part B coverage. Under the physician fee schedule, relative values are assigned to each of more than 7,000 services to reflect the amount of work, the direct and indirect (overhead) practice expenses, and the malpractice expenses typically involved in furnishing that service. Each of these three relative value components is multiplied by a geographic adjustment factor to adjust the payment for variations in the costs of furnishing services in different localities. Relative value units, or RVUs, are summed for each service and then are multiplied by a fixed-dollar conversion factor to establish the payment amount for each service. The higher the number of RVUs assigned to a service, the higher the payment. Under the Medicare fee-for-service payment system, an individual can choose any licensed physician enrolled in Medicare and use the services of any healthcare provider or facility certified by Medicare.

On November 2, 2017, the Clinics for Medicare & Medicaid Services (“CMS”) issued a final rule updating the Quality Payment Program (“QPP”) under the Medicare and CHIP Reauthorization Act of 2015 (“MACRA”). MACRA was signed into law on April 16, 2015, ending the Sustained Growth Rate (“SGR”) formula for determining Medicare spending on physician services. MACRA created two provider payment tracks—the Medicare Incentive Payment System (“MIPS”) and the Advanced Alternative Payment Models (“A-APM”) track. Under MIPS, clinicians receive an annual composite score, which drives either an upward or downward rate adjustment two years after the performance period. Under the A-APM track, participants in Medicare Alternative Payment Models that exceed specified levels of clinician risk become MIPS-exempt and receive special bonuses equivalent to 5% of their annual Part B revenue. MACRA requirements on clinicians are already in effect for calendar year 2017, with payment adjustments under the new system due to start in 2019. However, in rulemaking last year, CMS significantly scaled back MIPS requirements for Performance Year 2017 to address concerns about physician buy-in and participation. Under the Final Rule, CMS would continue this “go slow” trajectory for MIPS, notably by increasing MIPS exemptions and once again scaling back potential downside payment adjustments through design of the MIPS scoring system. Reductions in Medicare payments could have a material adverse effect on our business.

CMS’s RAC Program

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (“MMA”) introduced on a trial basis the use of Recovery Audit Contractors (“RACs”) for the purpose of identifying and recouping Medicare overpayments and underpayments. Any overpayment received from Medicare is considered a debt owed to the federal government. In October 2008, CMS made the RAC program permanent. RACs review Medicare claims to determine whether such claims were appropriately reimbursed by Medicare. RACs engage in an automated review and in a complex review of claims. Automated reviews are conducted when a review of the medical record is not required and there is certainty that the service is not covered or is coded incorrectly. Complex reviews involve the review of all underlying medical records supporting the claim and are generally conducted where there is a high likelihood, but not certainty, that an overpayment has occurred. RACs are paid a contingency fee based on overpayments they identified and collected.

A Medicare administrative contractor, or MAC, may suspend Medicare payments to a provider if it determines that an overpayment has occurred. When a Medicare claim for payment is filed, the MAC will notify the patient and the provider of its initial determination regarding reimbursement. The MAC may deny the claim for one of several reasons, including the lack of necessary information or lack of medical necessity for the services rendered. Providers may appeal any denials for claim payment.

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Anti-Kickback Statute

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, if we are participants in the Medicare program, we will be subject to the Anti-kickback Statute. The Anti-Kickback Statute prohibits the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments or providing anything at less than its fair market value. The ACA amended the intent requirement of the Anti-Kickback Statute such that a person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violation the statute. Further, the ACA now provides that claims submitted in violation of the Anti-Kickback Statute constitute false or fraudulent claims for purposes of the civil False Claims Act (“FCA”) including the failure to timely return an overpayment. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to influence the purchase, lease or ordering of healthcare items and services reimbursed by a governmental health program or state Medicaid program. Some of these state prohibitions apply to remuneration for referrals of healthcare items or services reimbursed by any third-party payor, including commercial payors.

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, if we accept funds from governmental health programs, we will be subject to the Anti-Kickback Statute. Violations of the Anti-Kickback Statute can result in exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties, such as $25,000 per violation and up to three times the remuneration involved. If in violation, we may be required to enter into settlement agreements with the government to avoid such sanctions. Typically, such settlement agreements require substantial payments to the government in exchange for the government to release its claims, and may also require entry into a corporate integrity agreement, or CIA. Any such sanctions or obligations contained in a CIA could have a material adverse effect on our business, financial condition and results of operations.

False Claims Act

The federal civil FCA prohibits providers from, among other things, (1) knowingly presenting or causing to be presented, claims for payments from the Medicare, Medicaid or other federal healthcare programs that are false or fraudulent; (2) knowingly making, using or causing to be made or used, a false record or statement to get a false or fraudulent claim paid or approved by the federal government; or (3) knowingly making, using or causing to be made or used, a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government. The “qui tam” or “whistleblower” provisions of the FCA allow private individuals to bring actions under the FCA on behalf of the government. These private parties are entitled to share in any amounts recovered by the government, and, as a result, the number of “whistleblower” lawsuits that have been filed against providers has increased significantly in recent years. Defendants found to be liable under the FCA may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties ranging between $5,500 and $11,000 for each separate false claim.

There are many potential bases for liability under the FCA. The government has used the FCA to prosecute Medicare and other government healthcare program fraud such as coding errors, billing for services not provided, and providing care that is not medically necessary or that is substandard in quality. The ACA also provides that claims submitted in connection with patient referrals that results from violations of the Anti-Kickback Statute constitute false claims for the purpose of the FCA with some courts determining that a violation of the Stark law can result in FCA liability as well. In addition, a number of states have adopted their own false claims and whistleblower provisions whereby a private party may file a civil lawsuit in state court. Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, we will be required to provide information to our employees and certain contractors about state and federal false claims laws and whistleblower provisions and protections.

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Civil Monetary Penalties Statute

The federal Civil Monetary Penalties statute prohibits, among other things, the offering or giving of remuneration to a Medicare or Medicaid beneficiary that the person or entity knows or should know is likely to influence the beneficiary’s selection of a particular provider or supplier of items or services reimbursable by a federal or state healthcare program.

Electronic Health Records

As required by the American Recovery and Reinvestment Act of 2009, the Secretary of HHS has developed and implemented an incentive payment program for eligible healthcare professionals that adopt and meaningfully use electronic health record, or EHR, technology. HHS uses the Provider Enrollment, Chain and Ownership System, or PECOS, to verify Medicare enrollment prior to making EHR incentive program payments. If our employed professionals are unable to meet the requirements for participation in the incentive payment program, including having an enrollment record in PECOS, we will not be eligible to receive incentive payments that could offset some of the costs of implementing EHR systems. Further, healthcare professionals that fail to demonstrate meaningful use of certified EHR technology are subject to reduced payments from Medicare. System conversions to comply with EHR could be time consuming and disruptive for physicians and employees. Failure to implement EHR systems effectively and in a timely manner could have a material adverse effect on our financial position and results of operations.

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, we will convert certain of our clinical and patient accounting information system applications to newer versions of existing applications or altogether new applications. In connection with our implementation and conversions, we will likely incur capitalized costs and additional training and implementation expenses.

Privacy and Security Requirements of Our Business Lines

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, numerous federal and state laws and regulations, including HIPAA and the Health Information Technology for Economic and Clinical Health Act, as amended (“HITECH”) will govern the collection, dissemination, security, use and confidentiality of patient-identifiable health information. As required by HIPAA, HHS has adopted standards to protect the privacy and security of this health-related information. The HIPAA privacy regulations contain detailed requirements concerning the use and disclosure of individually identifiable health information and the grant of certain rights to patients with respect to such information by “covered entities.” We believe that all or substantially all of our entities qualify as covered entities under HIPAA. We will take actions to comply with the HIPAA privacy regulations including the creation and implementation of policies and procedures, staff training, execution of HIPAA-compliant contractual arrangements with certain service providers and various other measures. Although we believe we will be in substantial compliance, ongoing implementation and oversight of these measures involves significant time, effort and expense.

In addition to the privacy requirements, HIPAA covered entities must implement certain administrative, physical, and technical security standards to protect the integrity, confidentiality and availability of certain electronic health-related information received, maintained, or transmitted by covered entities or their business associates. Although we have taken actions in an effort to be in compliance with these security regulations, a security incident that bypasses our information security systems causing an information security breach, loss of PHI, or other data subject to privacy laws or a material disruption of our operational systems could have a material adverse effect on our business, along with fines. Furthermore, ongoing implementation and oversight of these security measures involves significant time, effort and expense.

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Further, HITECH, as implemented in part by an omnibus final rule published in the Federal Register on January 25, 2013, further requires that patients be notified of any unauthorized acquisition, access, use, or disclosure of their unsecured protected health information, or PHI, that compromises the privacy or security of such information. HHS has established the presumption that all unauthorized uses or disclosures of unsecured PHI constitute breaches unless the covered entity or business associate establishes there is a low probability that the information has been compromised. HITECH and implementing regulations specify that such notifications must be made without unreasonable delay and in no case later than 60 calendar days after discovery of the breach. Breaches affecting 500 patients or more must be reported immediately to HHS, which will post the name of the breaching entity on its public website. Furthermore, breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS of such breaches at least annually. These breach notification requirements apply not only to unauthorized disclosures of unsecured PHI to outside third parties but also to unauthorized internal access to or use of such PHI.

The scope of the privacy and security requirements under HIPAA was substantially expanded by HITECH, which also increased penalties for violations. Penalties for violations of these laws vary. For instance, penalties for failure to comply with a requirement of HIPAA and HITECH vary significantly, and include significant civil monetary penalties and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. In addition, numerous breach incidents could lead to possible penalties in excess of $1.68 million. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain or malicious harm. The amount of penalty that may be assessed depends, in part, upon the culpability of the applicable covered entity or business associate in committing the violation. Some penalties for certain violations that were not due to “willful neglect” may be waived by the Secretary of HHS in whole or in part, to the extent that the payment of the penalty would be excessive relative to the violation. HITECH also authorized state attorneys general to file suit on behalf of residents of their states. Applicable courts may be able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. HITECH also mandates that the Secretary of HHS conduct periodic compliance audits of a cross-section of HIPAA covered entities and business associates. Every covered entity and business associate is subject to being audited, regardless of the entity’s compliance record.

State laws may impose more protective privacy restrictions related to health information and may afford individuals a private right of action with respect to the violation of such laws. Both state and federal laws are subject to modification or enhancement of privacy protection at any time. We are subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These statutes vary and could impose additional requirements on us and more severe penalties for disclosures of health information. If we fail to comply with HIPAA, similar state laws or any new laws, including laws addressing data confidentiality, security or breach notification, we could incur substantial monetary penalties and substantial damage to our reputation.

States may also impose restrictions related to the confidentiality of personal information that is not considered PHI under HIPAA, including certain identifying information and financial information of our patients. Theses state laws may impose additional notification requirements in the event of a breach of such personal information. Failure to comply with such data confidentiality, security and breach notification laws may result in substantial monetary penalties.

HIPAA and HITECH also include standards for common healthcare electronic transactions and code sets, such as claims information, plan eligibility and payment information. Covered entities such as the Company and each of our clinics will be required to conform to such transaction set standards.

Virtual Physician Access System Platform, Remote Patient Monitoring Platform and E-Commerce

Our Virtual Physician Access System platform (“telemedicine” or “telemedicine platform”) which is currently under development, once operational is subject to governmental health care regulations in Canada (including, but not limited to, the Canada Health Act) and the United States (including, but not limited to, for purposes of the United States laws, Medicare, Medicaid, RAC, Anti-Kick Back Statute, False Claims Act, Civil Monetary Penalties Statute, HIPAA, and HITECH) set forth above. In addition, we will be subject to data privacy, security and breach notification requirements of both Canadian and United States federal statutes and other data privacy and security laws.

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Remote Patient Monitoring Platform

Our Remote Patient Monitoring platform (“RPM” or RPM platform”), which is currently in development, collects and transmits a patient’s personal data and vital statistics, and is subject to both governmental health care regulations and data privacy, security and breach notification requirements of both Canadian and United States federal statutes and other data privacy and security laws.

Stark Law

Our telemedicine platform, which is currently under development, once operational will provide patients with real-time access to third-party primary care medically licensed physicians, specialists, nurses and nurse practitioners in various medical disciplines as well as multidisciplinary primary care clinicians. Because we will participate through our telemedicine platform in the Medicare program, we will also be subject to the Stark Law. Unlike the Fraud and Abuse Law, the Stark Law is a strict liability statute. Proof of intent to violate the Stark Law is not required. Physical therapy services are among the “designated health services”. Further, the Stark Law has application to the Company’s management contracts with individual physicians, physician groups, multidisciplinary primary care clinicians, as well as, any other financial relationship between us and referring physicians, specialists, nurses and nurse practitioners in various medical disciplines as well as multidisciplinary primary care clinicians, including any financial transaction resulting from a clinic acquisition. The Stark Law also prohibits billing for services rendered pursuant to a prohibited referral. Several states have enacted laws like the Stark Law. These state laws may cover all (not just Medicare and Medicaid) patients. Many federal healthcare reform proposals in the past few years have attempted to expand the Stark Law to cover all patients as well. As with the Fraud and Abuse Law, we consider the Stark Law in operating our telemedicine and RPM platform and believe that our operations are in compliance with the Stark Law. If we violate the Stark Law, our financial results and operations could be adversely affected. Penalties for violations include denial of payment for the services, significant civil monetary penalties, and exclusion from the Medicare and Medicaid programs.

E-Commerce

We are subject to general business regulations and laws as well as Federal and provincial regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the use of the Internet, availability of economic broadband access, or other online services, and increase the cost of providing our digital delivery of content and services. These regulations and laws may cover taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband internet access and the characteristics and quality of services. It is not clear how existing laws which govern issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the internet and e-commerce. Unfavorable resolution of these issues may harm our business and results of operations.

Medical Cannabidiol Product

As discussed above, we plan on expanding our business plan to include the cultivation and production of hemp in Canada, cannabidiol (“CBD”) manufacturing in Canada and CBD sales and distribution in Canada and United States. We expect that our CBD products will be specifically focused on CBD for use (i) as a treatment aid; (ii) to provide relief for a large array of neurological and musculoskeletal system disorders; and (iii) as an alternative option for healthcare providers in place of prescribing opioids to patients. Offering our patients access to non-hallucinogenic and non-addictive natural remedies, under required clinical oversight policies and procedures as they relate to medicinal cannabis and CBD, combined with our existing clinic-based treatment protocols allows us to enter this market segment with a unique integration model not readily available in the market.

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Cannabis versus Hemp

While hemp and cannabis are both derived from the same species (Cannabis sativa), there are major differences in the characteristics of the respective plant strains that produce industrial hemp on the one hand, and cannabis products on the other. In short, hemp is a strain of the Cannabis sativa plant that is grown primarily for use in industrial applications. It has been specifically cultivated to produce a low tetrahydrocannabinol (“THC”) content and a high cannabidiol (“CBD”) content. THC is the psychoactive constituent of cannabis and is responsible for producing the effects of the drug. CBD is another active ingredient present in Cannabis sativa plants, and it largely acts to neutralize the psychoactive effects of THC. Since hemp strains have very little THC and a lot of CBD, they do not produce psychoactive effects when ingested.

Canada

Cannabis is legal in Canada for both recreational and medicinal purposes. Medicinal use of cannabis was legalized nationwide on July 30, 2001 under conditions outlined in the Marihuana for Medical Purposes Regulations, later superseded by the Access to Cannabis for Medical Purposes Regulations, issued by Health Canada and seed, grain, and fiber production was permitted under license by Health Canada. The federal Cannabis Act came into effect on October 17, 2018 and made Canada the second country in the world to formally legalize the cultivation, possession, acquisition and consumption of cannabis and its by-products.

As set out in the Cannabis Regulations:

●	licenses are required for:

○	cultivating and processing cannabis
○	sale of cannabis for medical purposes
○	analytical testing of and research with cannabis

●	permits are required to import or export:

○	cannabis for scientific or medical purposes
○	industrial hemp

●	license holders are subject to strict physical and personnel security requirements
●	plain packaging is required for cannabis products:

○	the Regulations set out strict requirements for:

■	logos
■	colors
■	branding

○	cannabis products must also be labelled with:

■	mandatory health warnings
■	standardized cannabis symbol
■	specific information about the product

●	access to cannabis for medical purposes continues to be provided for patients who need it
●	manufacturers of prescription drugs containing cannabis, while primarily subject to the Food and Drugs Act and its Regulations, are also subject to certain regulatory requirements set out in the Cannabis Regulations

Patients authorized by their health care provider are still able to access cannabis for medical purposes by:

●	buying directly from a federally licensed seller
●	registering with Health Canada to produce a limited amount of cannabis for their own medical purposes
●	designating someone to produce it for them.

Under the new regulations there are improvements for patients accessing cannabis for medical purposes from federally licensed sellers. These improvements include:

●	the ability to request the return of their medical document from a federally licensed seller
●	the ability to request the transfer of their medical document to a different federally licensed seller
●	that the effective date on the registration document will be the day it is issued, rather than the day the medical document was signed by the health care provider
●	removal of the 30-day limitation period for buying cannabis from a federally licensed seller (to ensure no break in a patient's supply)
●	a broader range of permitted products
●	access to an increasing number of licensed producers and sellers (Health Canada has licensed more producers in the last year than in the 4 previous years combined). The increasing number of licensed producers enables:

○	competitive prices
○	more supply of cannabis
○	an increased availability of a range of products

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United States

Until 2014, when 7 U.S. Code §5940 became federal law as part of the Agricultural Act of 2014 (the “2014 Farm Act”), products containing oils derived from hemp, notwithstanding a minimal or non-existing THC content, were classified as Schedule I illegal drugs. The 2014 Farm Act expired on September 30, 2018, and was thereafter replaced by the Agricultural Improvement Act of 2018 on December 20, 2018 (the “2018 Farm Act ”), which amended various sections of the U.S. Code, thereby removing hemp, defined as cannabis with less than 0.3% of THC, from Schedule 1 status under the Controlled Substances Act (“CSA”), and legalizing the cultivation and sale of hemp at the federal level, subject to compliance with certain federal requirements and state law, amongst other things. THC is the psychoactive component of plants in the cannabis family generally identified as marihuana or marijuana. We anticipate that our medical CBD products will be federally legal in the United States in that they will contain less than 0.3% of THC in compliance with the 2018 Farm Bill guidelines and will have no psychoactive effects on our patients and customers bodies. Notwithstanding, there is no assurance that the 2018 Farm Act will not be repealed or amended such that our products containing hemp-derived CBD would once again be deemed illegal under federal law.

The 2018 Farm Bill also shifted regulatory authority from the Drug Enforcement Administration to the Department of Agriculture. The 2018 Farm Bill did not change the United States Food and Drug Administration’s (“FDA”) oversight authority over CBD products. The 2018 Farm Act delegated the authority to the states to regulate and limit the production of hemp and hemp derived products within their territories. Although many states have adopted laws and regulations that allow for the production and sale of hemp and hemp derived products under certain circumstances, no assurance can be given that such state laws may not be repealed or amended such that our intended products containing hemp-derived CBD would once again be deemed illegal under the laws of one or more states now permitting such products, which in turn would render such intended products illegal in those states under federal law even if the federal law is unchanged. In the event of either repeal of federal or of state laws and regulations, or of amendments thereto that are adverse to our intended medical CBD products, we may be restricted or limited with respect to those products that we may sell or distribute, which could adversely impact our intended business plan with respect to such intended products.

Additionally, the FDA has indicated its view that certain types of products containing CBD may not be permissible under the United States Federal Food, Drug and Cosmetic Act (“FDCA”). The FDA’s position is related to its approval of Epidiolex, a marijuana-derived prescription medicine to be available in the United States. The active ingredient in Epidiolex is CBD. On December 20, 2018, after the passage of the 2018 Farm Bill, FDA Commissioner Scott Gottlieb issued a statement in which he reiterated the FDA’s position that, among other things, the FDA requires a cannabis product (hemp-derived or otherwise) that is marketed with a claim of therapeutic benefit, or with any other disease claim, to be approved by the FDA for its intended use before it may be introduced into interstate commerce and that the FDCA prohibits introducing into interstate commerce food products containing added CBD, and marketing products containing CBD as a dietary supplement, regardless of whether the substances are hemp-derived. Although we believe our existing and planned CBD product offerings comply with applicable federal and state laws and regulations, legal proceedings alleging violations of such laws could have a material adverse effect on our business, financial condition and results of operations.

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We do not intend to offer and do not compete with companies that offer cannabis products containing high levels of psychoactive THC. Although legal in some states, and in Canada, we do not intend to enter into this market. We may offer our medical CBD (hemp-based) products to patients and customers but will not compete with any medical or recreational marijuana sellers of products for high THC content sales due to legal and regulatory restrictions and uncertainty in the United States. Because of regulatory challenges facing marijuana companies in the United States, the vast majority of the companies focused on THC are Canadian and foreign, although several have begun to pursue domestic activities in states that permit marijuana sales. Federal law does not generally recognize marijuana (or hemp that exceeds 0.3% THC) as lawful, although that may change in the future.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those described in “Risk Factors” immediately following this offering circular summary and elsewhere in this offering circular. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. These risks include, but are not limited to, the following:

●	We have a history of operating losses;

●	We may not be able to implement successfully our growing our multidisciplinary primary health care business by opening and acquiring new clinics and expanding the staffing of multidisciplinary primary health care clinicians to affiliate clinics and eldercare centric homes;

●	Public health epidemics or outbreaks (such as the novel strain of coronavirus (COVID-19)) could adversely impact our business;

●	We may not be able to increase our market share in existing eldercare services, occupational therapy services, physiotherapy services and speech language pathology services through network affiliation growth and new contracts;

●	We may be unable to attract sufficient demand for and obtain acceptance of our multidisciplinary primary health care services and our medical cannabidiol products by both multidisciplinary primary health care clinicians and patients;

●	The clinics that we acquire or open may not meet our expectations;

●	If we open new clinics in existing markets, revenue at our existing clinics may be affected negatively;

●	The multidisciplinary primary health care market is highly competitive, including competition for patients, strategic relationships, and commercial payor contracts, each of which could adversely affect our contract and revenue base;

●	We may be unable to obtain reimbursement for our multidisciplinary primary health care services from the government or third-party health care insurers of our patients;

●	We may not be able to successfully make acceptable financial arrangements for patients who desire treatment but cannot afford to pay in full or part, and for whom third-party insurance coverage is either limited or non-existent;

●	Prospective patients may be unwilling to pay out-of-pocket for certain of our multidisciplinary primary health care and primary care services, in the absence of reimbursement from the government or third-party health care insurers for such multidisciplinary primary health care and services;

●	The success of alternative treatments, therapies and medical products as opposed to the multidisciplinary primary health care services, therapies and medical CBD products that we offer could adversely affect us;

●	We may not be able to recruit and retain qualified multidisciplinary primary health care clinicians for our multidisciplinary primary health care clinics and staffing of affiliate clinics and eldercare centric homes;

●	We may not be able to prohibit or limit our multidisciplinary primary health care clinicians from competing with us in our local markets;

●	We may be unable to enter into or maintain contracts for our multidisciplinary primary health care services on favorable terms with commercial payors in Canada and the United States;

Government health care programs may reduce reimbursement rates;

●	The health care industry is heavily regulated, and if we fail to comply with these laws and governmental regulations, we could incur penalties or be required to make significant changes to our operations;

●	Our multidisciplinary primary health care clinics are and will be subject to numerous statutes and regulations in the Canadian provinces in which we operate or intend to operate and states in the United States in which we intend to operate. Failure to comply with these laws and regulations could result in civil or criminal sanctions;

●	Past and future health care reform legislation and other changes in the health care industry could adversely affect our business, financial condition and results of operations;

●	We are subject to the Canada Health Act, Canada’s National Health Insurance Program and Food and Drugs Act and analogous provisions of applicable federal, provincial, state and local laws and could face substantial penalties if we fail to comply with such laws;

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●	If the Company acquires one or more multidisciplinary primary health care clinics or primary care facilities in the United States, we will be subject to the Anti-Kickback Statute, FCA, Civil Monetary Penalties statute and analogous provisions of applicable state laws and could face substantial penalties if we fail to comply with such laws;

●	We will be subject to the data privacy, security and breach notification requirements of Canadian and United States federal statutes and other data privacy and security laws, and the failure to comply with these rules, or allegations that we have failed to do so, could result in civil or criminal sanctions;

●	Our telemedicine platform is currently under development and we may be unsuccessful in the commercialization of the telemedicine platform;

●	Our success with the telemedicine platform will highly be dependent upon our ability to develop relationships with primary care physicians and specialists;

●	Our telemedicine platform may not be accepted in the marketplace;

●	Our Remote Patient Monitoring platform is currently in early-stage roll-out and development and we may be unsuccessful in the commercialization of the RPM platform;

●	Our success with the Remote Patient Monitoring platform will highly be dependent upon our ability to develop relationships with primary care physicians and specialists;

●	Our Remote Patient Monitoring platform may not be accepted in the marketplace;

●	Government regulation of the internet and e-commerce is evolving, and unfavorable changes could substantially harm our business and results of operations;

●	We may be unable to attract sufficient demand for and obtain acceptance of our medical CBD products by both multidisciplinary primary health care clinicians and patients;

●	Possible yet unanticipated changes in federal and state law could cause any products that we intend to launch, containing hemp-derived CBD oil to be illegal, or could otherwise prohibit, limit or restrict any of our products containing CBD;

●	Risks associated with the CBD products industry;

●	FDA regulation could negatively affect the hemp industry, which would directly affect our financial condition;

●	Sources of hemp-derived CBD depend upon legality of cultivation, processing, marketing and sales of products derived from those plants under state law of the United States;

●	Because our distributors may only sell and ship our products containing hemp-derived CBD in states that have adopted laws and regulations qualifying under the 2018 Farm Act, a reduction in the number of states having such qualifying laws and regulations could limit, restrict or otherwise preclude the sale of intended products containing hemp-derived CBD;

●	There may be unanticipated delays in the development and introduction of our future medical CBD products and/or our inability to control costs;

●	We may be unable to consistently retain or hire third-party manufacturers, suppliers or other service providers to produce our medical CBD products;

●	We do not have control over all third parties involved in the manufacturing of our products and their compliance with government health and safety standards. Even if our products meet these standards, they could otherwise become contaminated;

●	The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses;

●	Confusion between legal CBD and illegal cannabis;

●	Seasonal fluctuations in revenue;

●	Our failure to promote and maintain a strong brand;

●	Failure to achieve or sustain profitability;

●	Our failure to successfully or cost-effectively manage our marketing efforts and channels, and the failure of such efforts and channels to be effective in generating leads and business for the Company or any of its affiliated providers;

●	Significant competition;

●	Adequate protection of confidential information;

●	The business risks of United States and international operations;

●	Our vulnerability to changes in consumer preferences and economic conditions;

●	Potential litigation from competitors and health related claims from patients and customers;

●	A limited market for our common stock;

●	Our ability to adequately protect the intellectual property used to produce our medical CBD products; and

●	Our ability to stay abreast of modified or new laws and regulations applying to our business.

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Corporate History

Novo Integrated Sciences, Inc. (“Novo Integrated”) was incorporated in Delaware on November 27, 2000, under the name Turbine Truck Engines, Inc. On February 20, 2008, the Company was re-domiciled to the State of Nevada. Effective July 12, 2017, the Company’s name was changed to Novo Integrated Sciences, Inc.

From inception through May 9, 2017, our activities and business operations were limited to raising capital, organizational matters and the implementation of our business plan related to research, development, testing and commercialization of various alternative energy technologies.

Acquisition of Novo Healthnet Limited

On April 25, 2017 (the “Effective Date”), the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) by and between (i) the Company, (ii) NHL, (iii) ALMC-ASAP Holdings Inc. (“ALMC”), (iv) Michael Gaynor Family Trust (the “MGFT”), (v) 1218814 Ontario Inc. (“1218814”), and (vi) Michael Gaynor Physiotherapy Professional Corp. (“MGPP,” and together with ALMC, MGFT and 1218814, the “NHL Shareholders”). Pursuant to the terms of the Share Exchange Agreement, the Company agreed to acquire from the NHL Shareholders all of the shares of both common and preferred stock of NHL, held by the NHL Shareholders, in exchange for the issuance by the Company to the NHL Shareholders of shares of the Company’s common stock, such that following the closing of the Share Exchange Agreement, the NHL Shareholders would own 167,797,406 restricted shares of Company common stock, representing 85% of the issued and outstanding Company common stock, calculated including all granted and issued options or warrants to acquire the Company common stock as of the Effective Date, but to exclude shares of Company common stock that are subject to a then-current Regulation S offering that was undertaking by the Company (the “Exchange”).

On May 9, 2017, the Exchange closed and, as a result, NHL became a wholly owned subsidiary of Novo Integrated Sciences, Inc.

The Exchange was accounted for as a reverse acquisition under the purchase method of accounting since NHL obtained control of Novo Integrated Sciences, Inc. Accordingly, the Exchange was recorded as a recapitalization of NHL, with NHL being treated as the continuing entity. The historical financial statements presented are the financial statements of NHL. The Exchange was treated as a recapitalization and not as a business combination; therefore, no pro forma information is disclosed. At the closing date of the Exchange, the net assets of the legal acquirer, Novo Integrated Sciences, Inc., were $6,904.

On September 5, 2013, NHL was incorporated under the laws of Ontario province, Canada. On September 16, 2013, Novo Peak Health Inc., Novo Assessments Inc. and Novo Healthnet Rehab Limited were formed as Ontario, Canada corporate entities, each wholly owned by NHL. On November 18, 2014, Novo Healthnet Kemptville Centre, Inc., a Back on Track Physiotherapy and Health Centre clinic operated by NHL, was formed with NHL owning an 80% interest. On April 1, 2017, NHL purchased substantially all of the assets of APKA Health to expand our community OT services.

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On December 1, 2017, the Company, NHL and Executive Fitness Leaders, located in Ottawa Ontario Canada, entered into an Asset Purchase Agreement, pursuant to which NHL acquired substantially all of the assets of Executive Fitness Leaders in exchange for the issuance, by the Company, of 384,110 restricted shares of its common stock. The purchase price was allocated to furniture and equipment of $7,772 and goodwill of $225,383. The transaction closed on December 1, 2017. The purchase of these assets was not considered significant for accounting purposes; therefore, pro forma financial statements are not presented.

On September 25, 2018, Novo Peak Health, Inc. was amalgamated with Novo Healthnet Limited.

Assignment of Joint Venture Agreement

On January 7, 2019, 2478659 Ontario Ltd. (“247”) and Kainai Cooperative (“Kainai”) entered into a Joint Venture Agreement (the “Joint Venture Agreement”) for the purpose of developing, managing and arranging for financing of greenhouse and farming projects involving hemp and cannabis cash crops on Kainai related lands, and developing additional infrastructure projects creating jobs and food supply to local communities. On January 8, 2019, we and 247 entered into an Agreement of Transfer and Assignment, pursuant to which 247 agreed to sell, assign and transfer to the Company all rights, contracts, contacts and any and all other assets related in any way to the Joint Venture Agreement. Pursuant to the terms of the Joint Venture Agreement, as assigned to us, the parties will work in a joint venture relationship with the Company providing the finance, development and operation of the project, including sales, and Kainai providing the land and approvals for the development of the projects.

The joint venture will distribute to the Company and Kainai all net proceeds after debt and principal servicing and repayment allocation, as well as operating capital allotment, on a ratio equal to 80% to the Company and 20% to Kainai.

The Joint Venture Agreement has an initial term of 50 years and Kainai may renew the Joint Venture Agreement within five years of the expiry of the initial term upon mutual agreement.

On January 30, 2019, pursuant to the terms of the Joint Venture Agreement, the Company issued 12,000,000 restricted common shares to 247 with a value of $21,600,000.

Cloud DX Inc. License Agreement

On February 26, 2019, we entered into a Software License Agreement (the “Cloud DX License”) with Cloud DX Inc. (“Cloud DX”) pursuant to which Cloud DX agreed to sell, and NHL agreed to purchase, a fully paid up, perpetual license, with 5-year conditional exclusivity, for the Cloud DX Bundled Pulsewave PAD-1A USB Blood Pressure Device, up-to-date product releases and Licensed Software Products (the “Licensed Software”) to include the:

●	Cloud DX Connected Health web portal for clinical users,
●	Cloud DX Connected Health mobile app,
●	Cloud DX Connected Health Windows app, and
●	Cloud DX Connected Health MacOS app.

Pursuant to the terms of the Cloud DX License, Cloud DX also agreed to sell, and NHL agreed to purchase, 4,000 fully functional Pulsewave PAD 1A USB blood pressure monitor devices bundled with the perpetual license discussed above (the “Bundled Devices”).

The Cloud DX License granted to NHL and its majority-owned subsidiaries, holding companies, divisions and affiliates, other than physiotherapy clinics owned and operated by Closing The Gap Healthcare Inc., the right to use and sub-license the Licensed Software and re-sell the Bundled Devices pursuant to the terms of the Cloud DX License in the physical therapy clinic marketplace in North America in exchange for the purchase price as set forth below:

●	Upon the closing, the Company issued 458,349 restricted shares of its common stock having a value (as calculated as set forth in the Cloud DX License) of CAD$1,000,000 (approximately $758,567 as of February 26, 2019), and

●	Cloud DX will invoice CAD$250,000 (approximately $189,642 as of February 26, 2019) to NHL based on the following deliverables, and paid on the following schedule:

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Cloud DX deliverable	Novo payment (terms: Net 15)
Heart Friendly Program launches in Clinic #1	CAD$50,000 (approximately $37,929 as of February 26, 2019)
Novo-branded Android app delivered as APK file	CAD$35,000 (approximately $26,550 as of February 26, 2019)
Novo-branded Clinical portal website delivered	CAD$35,000 (approximately $26,550 as of February 26, 2019)
Pulsewave PAD-1A devices – 1st delivery	CAD$20,000 (approximately $15,171 as of February 26, 2019)
Marketing services / materials delivered	CAD$25,000 (approximately $18,964 as of February 26, 2019)
Cloud DX hires dedicated Novo support FTE	CAD$85,000 (approximately $64,478 as of February 26, 2019)

On March 9, 2020, the Company and NHL entered into that certain First Amendment to Cloud DX Perpetual Software License Agreement (the “Cloud DX Amendment”) with Cloud DX, effective March 6, 2020, pursuant to which the parties thereto agreed that the CAD$250,000 (approximately $186,231 as of March 6, 2020) that was to be paid by NHL based on the above deliverables would be paid as a one-time payment of 465,578 restricted shares of Company common stock. In addition, pursuant to the terms of the Cloud DX Amendment, the parties agreed to settle a $200,000 fee owed by NHL to Cloud DX through payment of 500,000 restricted shares of Company common stock. The remaining terms and conditions of the Cloud DX License remain in full force and effect.

Acquisition of Societe Professionnelle de Physiotherapie M Dignard, carrying on business as Action Plus Physiotherapy Rockland

On July 22, 2019, the Company and Societe Professionnelle de Physiotherapie M Dignard, carrying on business as Action Plus Physiotherapy Rockland and providing physiotherapy and related ancillary services (“APPR”), entered into an Asset Purchase Agreement (“APA”) pursuant to which APPR agreed to sell, assign and transfer to the Company, free and clear of all encumbrances, other than permitted encumbrances, and the Company agreed to purchase from APPR all of APPR’s right, title and interest in and to all of its assets, with the exception of certain limited exclusions, and the rights, privileges, claims and properties of any kind whatsoever that are related thereto, whether owned or leased, real or personal, tangible or intangible, of every kind and description and wheresoever situated.

Pursuant to the terms of the APA, the purchase price is determined as six times APPR’s purported EBITDA, equaling CAD$300,000, of which, APPR (1) received a cash payment of CAD$175,000; and (2) was issued CAD$125,000 worth of the Company’s common stock, par value $0.001, as restricted common shares pursuant to an exemption from registration as set forth in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the terms of the APA, APPR was issued 84,558 restricted common shares of the Company’s common stock as consideration for the CAD$125,000 payment owed to APPR. On the business day immediately preceding the closing date of the APA, determined as July 19, 2019, the CAD-to-USD conversion rate, per x-rates.com, was 0.7644 which converts CAD$125,000 to $95,550 rounded to the nearest whole number dollar amount. Based on the determined 30-trading day closing average price per share of $1.13, the calculated number of the Company’s restricted common shares issued to APPR was 84,558, which includes rounding the calculation up to the nearest whole number of shares.

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The transaction closed on July 22, 2019. The purchase of these assets was not considered significant for accounting purposes; therefore, pro forma financial statements were not presented.

U.S. LA Fitness License Agreement & Guaranty

On September 24, 2019, Novomerica Health Group Inc. (“Novomerica”), a wholly owned subsidiary of the Company, entered into a Master Facility License Agreement with Fitness International, LLC and Fitness & Sports Clubs, LLC (together with Fitness International, LLC, “LA Fitness U.S.”). The Master Facility License Agreement was amended on February 4, 2020, pursuant to the terms of that certain First Amendment to Master Facility License Agreement between Novomerica and Fitness International, LLC (“U.S. License Agreement”).

Pursuant to the terms of the U.S. License Agreement, the parties agreed that from time to time as set forth in the U.S. License Agreement or as the parties otherwise agree, Novomerica may wish to identify sublicensees to provide certain services in facilities operated by LA Fitness U.S., and LA Fitness U.S. may desire to grant to such sublicenses the right to do the same. Upon execution of applicable documentation as may be required by the U.S. License Agreement, the sublicensee (which may be Novomerica, if Novomerica desires to provide Services (as hereinafter defined) itself) shall have the right, subject to the terms of the U.S. License Agreement, to (i) occupy and use, on an exclusive basis, for the purposes of providing outpatient physical and/or occupational therapy as provided in the U.S. License Agreement (the “Services”), with the applicable LA Fitness U.S. facility, and (ii) access and use, on a non-exclusive basis, for the purpose of providing the Services, the applicable facility’s equipment and a pool lane, and (iii) use, on a non-exclusive basis, the applicable facility’s common areas solely as necessary to access the facility’s service area, equipment and a pool lane.

Pursuant to the terms of the U.S. License Agreement, five separate initial licenses in Ohio were granted. Novomerica agreed to develop and open for business (a) at least two of such facilities by June 30, 2020, (b) at least two additional facilities by September 30, 2020, and (c) the final remaining facility by December 31, 2020 (“U.S. Development Schedule”). Pursuant to the terms of the U.S. License Agreement, in the event that Novomerica fails to meet the U.S. Development Schedule, the initial licenses that Novomerica has developed and opened for business will remain unaffected; however, Novomerica will lose the right to develop the remaining licenses.

With respect to each license granted under the U.S. License Agreement, for the period beginning as of the commencement date of each such license and continuing until the expiration or earlier termination of such license, Novomerica shall pay to LA Fitness U.S. a monthly payment in an agreed upon amount.

Unless sooner terminated as provided in the U.S. License Agreement, the term of the U.S. License Agreement shall expire simultaneously with the expiration of earlier termination of the License Term (as such term is defined in the U.S. License Agreement) of the last remaining license granted under the U.S. License Agreement.

Pursuant to the terms of the U.S. License Agreement, the Company agreed to execute that certain Guaranty Agreement (the “U.S. Guaranty”) dated September 24, 2019 by and between the Company and LA Fitness U.S. Pursuant to the terms of the U.S. Guaranty, the Company irrevocably guaranteed the full, unconditional and prompt payment and performance of all of Novomerica’s obligations and liabilities under the U.S. License Agreement.

Canada LA Fitness License Agreement & Guaranty

On September 24, 2019, NHL entered into a Master Facility License Agreement with LAF Canada Company (“LA Fitness Canada”). The Master Facility License Agreement was amended on February 4, 2020, pursuant to the terms of that certain First Amendment to Master Facility License Agreement between NHL and LA Fitness Canada (“Canada License Agreement”).

Pursuant to the terms of the Canada License Agreement, the parties agreed that from time to time as set forth in the Canada License Agreement or as the parties otherwise agree, NHL may wish to identify sublicensees to provide certain services in facilities operated by LA Fitness Canada, and LA Fitness Canada may desire to grant to such sublicensees the right to do the same. Upon execution of applicable documentation as may be required by the Canada License Agreement, the sublicensee (which may be NHL, if NHL desires to provide Services (as hereinafter defined) itself) shall have the right, subject to the terms of the Canada License Agreement, to (i) occupy and use, on an exclusive basis, for the purposes of providing the Services, with the applicable LA Fitness Canada facility, and (ii) access and use, on a non-exclusive basis, for the purpose of providing the Services, the applicable facility’s equipment and a pool lane, and (iii) use, on a non-exclusive basis, the applicable facility’s common areas solely as necessary to access the facility’s service area, equipment and a pool lane.

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Pursuant to the terms of the Canada License Agreement, 17 separate initial licenses in Ontario, Canada and Alberta, Canada were granted. NHL agreed to develop and open for business (a) at least four of such facilities by March 31, 2020, (b) at least six additional facilities by June 30, 2020, (c) at least six additional facilities by September 30, 2020, and (4) the final remaining facility by December 31, 2020 (the “Canada Development Schedule”). Pursuant to the terms of the Canada License Agreement, in the event that NHL fails to meet the Canada Development Schedule, the initial licenses that NHL has developed and opened for business will remain unaffected; however, NHL will lose the right to develop the remaining licenses.

With respect to each license granted under the Canada License Agreement, for the period beginning as of the commencement date of each such license and continuing until the expiration or earlier termination of such license, NHL shall pay to LA Fitness Canada a monthly payment in an agreed upon amount.

Unless sooner terminated as provided in the Canada License Agreement, the term of the Canada License Agreement shall expire simultaneously with the expiration of earlier termination of the License Term (as such term is defined in the Canada License Agreement) of the last remaining license granted under the Canada License Agreement.

Pursuant to the terms of the Canada License Agreement, the Company agreed to execute that certain Guaranty Agreement (the “Canada Guaranty”) dated September 24, 2019 by and between the Company and LA Fitness Canada. Pursuant to the terms of the Canada Guaranty, the Company irrevocably guaranteed the full, unconditional and prompt payment and performance of all of NHL’s obligations and liabilities under the Canada License Agreement.

Intellectual Property Asset Purchase Agreement

On December 17, 2019, the Company entered into that certain Intellectual Property Asset Purchase Agreement (the “APA”) by and between the Company and 2731861 Ontario Corp. (the “Seller”), pursuant to which the Company agreed to purchase, and Seller agreed to sell (the “Acquisition”), proprietary designs for an innovative cannabis dosing device, in addition to designs, plans, procedures, and all other material pertaining to the application, construction, operation, and marketing of a cannabis business under the regulations of Health Canada (the “Intellectual Property”). Pursuant to the terms of the APA, the purchase price of the Intellectual Property is 8,000,000 shares of restricted common stock of the Company. The Acquisition closed on December 17, 2019.

Joint Venture Agreement

On December 19, 2019, the Company entered into that certain Joint Venture Agreement (the “JV Agreement”) between the Company and Harvest Gold Farms Inc. (“HGF”) relating to the development, management and arrangement of medicinal farming projects involving hemp and cannabis cash crops (the “Project”). Pursuant to the terms of the JV Agreement, the parties agreed to work in a joint venture relationship, with the Company providing the development and operation of the Project, including sales, and HGF providing the land, farming expertise, biomass and necessary approvals for the development of the Project.

The initial term of the JV Agreement will, unless sooner terminated by consent of all parties, expire in five years from the effective date of the JV Agreement. The Company and HGF may renew the JV Agreement within two years of the expiration of the initial term upon mutual understanding.

Each of the parties agreed to contribute to the start-up of the joint venture (the “JV”) as follows:

●	The Company:

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○	Complete and finalize a business plan and layout plans, a detailed procurement project binder and an implementation and roll-out plan.
○	Make arrangements for construction and financing options of any facilities required for the profitable farming of medicinal crops or related facilities.
○	Direct project finance model and selection of engineering, procurement, construction contracts and management service providers.
○	Arrange for product purchase contracts.

●	HGF:

○	Provide the land and approvals for greenhouse (if necessary), open field farming and other facilities as required.
○	Arrange for all required titled land for greenhouses and outdoor agriculture platforms.
○	Arrange for all building permits, environmental approvals and HGF internal approvals including confirmation of tax-free JV status for the duration of the proposal (if possible).
○	Provide elite farming expertise for the purposes of maximizing potential profits, inclusive of harvesting techniques and process flow and engineering.

Pursuant to the terms of the JV Agreement, the Company agreed to maintain all financial records (in U.S. GAAP) of the JV, to provide quarterly and annual reporting to all JV stakeholders, and to assign and direct operational staff from onset to agreement termination. The Company agreed to pay HGF 30% of net JV income on an annual basis commencing 12 months after the first full 12-month revenue period, and to purchase product from the JV at a price of cost plus 5%.

In addition, the Company agreed to issue 2,000,000 shares of Company common stock upon achievement of $25,000,000 of net profit by the JV each fiscal year. Such common stock will be delivered to HGF via Novo Healthnet Limited exchangeable preferred shares. Any Company common stock issued to HGF will be subject to pro-rata adjustment in the event that the Company approves, prior to the issuance date, any forward stock split, reverse stock split or other capitalization restructure.

HGF agreed, among other things, to grow medicinal agriculture crop at the highest standard, subject to independent third party biomass testing, in the most profitable manner while maintaining the standards of excellence required to maintain elite status, and to provide a minimum of 7,000 acres for the Primary Project. All staffing, including but not limited to, management, specialized or general labor requirements for farming will be the sole responsibility of HGF.

Approval of Novo Integrated Sciences, Inc. 2018 Incentive Plan

Our board of directors and shareholders adopted and approved on January 16, 2018, the Novo Integrated Sciences, Inc. 2018 Incentive Plan, effective January 16, 2018 (“2018 Incentive Plan”), under which stock options, restricted stock, stock appreciation rights, phantom stock and performance awards may be granted to officers, directors, employees and consultants. As of the date of this prospectus, 9,875,000 of Common Stock, par value $0.001 per share, are reserved for issuance under the Plan.

Issuances and Grants in Fiscal Year 2018

Private Placements in Fiscal Year 2018 – Common Stock

During our fiscal year ended 2018, we issued 25,104 shares of common stock at an average purchase price of approximately $1.613 per share (for an aggregate of $15,564 of proceeds) to foreign investors in a private placement under Regulation S of the Securities Act.

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Issuance of Stock Options in Fiscal Year 2018 under 2018 Incentive Plan

On February 12, 2018, we granted fully vested options to purchase an aggregate of 50,000 shares of common stock at an exercise price of $0.33 per share under our 2018 Incentive Plan to Kevin Pickard in recognition of his services to us.

On September 10, 2018, we granted fully vested options to purchase an aggregate of 75,000 shares of common stock at an exercise price of $0.95 per share under our 2018 Incentive Plan to Klara Radulyne in recognition of her services to us.

Issuances and Grants in Fiscal Year 2019

Private Placements in Fiscal Year 2019 – Common Stock

During our fiscal year ended 2019, we issued 3,266,857 shares of common stock at an average purchase price of approximately $1.005 per share (for an aggregate of $3,250,366 of proceeds) to foreign investors in a private placement under Regulation S of the Securities Act.

Company Information

Our principal office is located at 11120 NE 2nd Street, Suite 200, Bellevue, Washington 98004 and our phone number is (206) 617-9797. Our corporate website address is www.novointegrated.com. Information contained on, or accessible through, our website is not a part of, and is not incorporated by reference into, this Offering Circular.

Novo Integrated Sciences, Inc., the logos of Novo Integrated Sciences, Inc., and other trade names, trademarks or service marks of Novo Integrated Sciences, Inc. and its subsidiaries, appearing in this Offering Circular are the property of Novo Integrated Sciences, Inc., Trade names, trademarks and service marks of other organizations appearing in this Offering Circular are the property of their respective holders.

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THE OFFERING

Securities Being Offered by the Company	20,000,000 shares of common stock, par value $0.001 per share (the “Shares”), on a “best efforts” basis for up to $30,000,000 of gross proceeds. Purchasers of the Shares will become our common stockholders.

Offering Price per Common Stock by the Company	The initial public offering price per share of common stock is $1.50 per share.

Distribution	We are offering the Shares hereby on a “self-underwritten” basis which means our officers and directors will attempt to sell the Shares in reliance on the safe harbor from broker-dealer registration under Rule 3a4-1 of the Exchange Act. This prospectus will permit our officers and directors to sell the Shares directly to the public. No commission or other compensation related to the sale of the Shares will be paid to the officers and directors. Notwithstanding, we reserve the right to use licensed broker-dealers and members of FINRA, as underwriters or placement agents, in which event the broker-dealers will also conduct the Offering on a “best efforts” basis, and pay such broker-dealers a cash commission of up to 1.0% of the gross proceeds raised by such broker-dealers. The Company has engaged Dalmore Group, LLC, a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA ("Dalmore"), to provide broker-dealer and administrative services related to operations and compliance, but not underwriting or placement agent services, in all 50 states, District of Columbia and the territories of the United States in connection with this Offering. As compensation for these broker-dealer and administrative services, the Company has agreed to pay Dalmore a one-time setup fee in the amount of $10,000, plus a 1.0% commission on the aggregate amount raised by the Company in this Offerings, as described in the Broker-Dealer Agreement between the Company and Dalmore. For purposes of clarification, such commission would be in addition to the commission to be paid to the broker-dealers, acting as underwriters or placement agents, resulting in a potential aggregate commission of up to 2.0% on the aggregate amount raised in this Offering.

Subscribing Online	After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, the Offering will be conducted through the online platform of Novation Solutions Inc. dba DealMaker (“Technology Agent”) through the Investor Relations page of the Company’s website at www.novointegrated.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price by ACH debit transfer or wire transfer to an account designated by the Company.

Minimum Investment Amount	The minimum investment amount per investor is $1,050 (700 shares of common stock); however, we can waive the minimum purchase requirement on a case to case basis in our sole discretion. The subscriptions, once received, are irrevocable.

Investment Amount Restrictions	Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Capital Stock	Our common stock is common equity and contains no preferences as to other classes of our capital stock. Each share of our common stock entitles the holder to one vote on all matters submitted to the vote of the stockholders, including the election of directors. Our preferred stock is “blank check” preferred stock whereby the board of directors has authority to determine the powers, preferences, rights, qualifications, limitations and restrictions without separate shareholder approval.

Number of Shares Outstanding Before the Offering of Common Stock (1)	A total of 233,011,454 shares of common stock are issued and outstanding as of the date hereof.

Number of Shares Outstanding After the Offering of Common Stock if All the Stock Being Offered are Sold (1)	A total of 253,011,454 shares of Common Stock will be issued and outstanding after this Offering is completed if all the Shares are sold.

Voting Rights	The common stock offered hereby are entitled to one vote per share.

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Risk Factors	Investing in our Shares involves risks. See the section entitled “Risk Factors” in this Offering Circular and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest in our Shares.

Use of Proceeds

If all of the Shares are sold in this Offering on a “self-underwritten” basis through our officers and directors without utilizing broker-dealers to sell the Shares, we expect to receive net proceeds from this Offering of approximately $30,000,000. If all of the Shares are sold in this Offering through broker-dealers, we expect to receive net proceeds from this Offering of approximately $29,700,000 after deducting estimated underwriting discounts and commissions to the broker-dealers in the amount of $300,000 (1.0% of the gross proceeds of the Offering). We intend to use the net proceeds for the following purposes in the following order: (a) first towards the fees and expenses associated with qualification of Offering under Regulation A of up to $345,000, including legal, auditing, accounting, transfer agent, and other professional fees as well as the one time set up fee payable to Dalmore; (b) second towards the implementation of our business plan, including but not limited to, (i) funding possible strategic acquisition opportunities, (ii) funding marketing expenses and (iii) working capital and general corporate purposes. See “Use of Proceeds.”

Termination of the Offering	The Offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 90 days after the date that this Offering is deemed qualified by the SEC, unless sooner terminated or extended for additional 90 day-incremental periods in the sole discretion of the Company. The initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 24 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A.

Proposed Listing	Our common stock is currently quoted on the OTCQB tier of the OTC Market Group, Inc. under the symbol “NVOS.”

Transfer Agent and Registrar	Pacific Stock Transfer Company is our transfer agent and registrar in connection with the Offering.

Dividends

Our ability to pay dividends depends on both our achievement of positive cash flow and our board of directors’ discretion in declaring dividends. The order and priority of our dividends is further described in “Description of Capital Stock – Dividends.”

(1) Unless we indicate otherwise, all information in this Offering Circular:

●	is based on 233,011,454 shares of common stock issued and outstanding as of June 29, 2020; and

●	excludes 10,095,000 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.302 per share as of June 29, 2020.

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SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our selected historical consolidated financial data for the periods indicated. The selected historical consolidated financial data for the years ended August 31, 2019 and 2018 and the balance sheet data as of August 31, 2019 and 2018 are derived from the audited financial statements. The summary historical financial data for the six months ended February 29, 2020 and February 28, 2019 and the balance sheet data as of February 29, 2020 and February 28, 2019 are derived from our unaudited financial statements.

Historical results are included for illustrative and informational purposes only and are not necessarily indicative of results we expect in future periods, and results of interim periods are not necessarily indicative of results for the entire year. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended		Six Months Ended
	August 31, 2019	August 31, 2018	February 29, 2020	February 28, 2019
			(unaudited)
Statement of Operations Data
Total revenues	$9,421,825	$8,894,464	$4,977,474	$4,512,032
Cost of revenues	5,902,381	5,471,376	3,218,801	2,748,823
Gross profit	3,519,444	3,423,088	1,758,673	1,763,209
Total operating expenses	4,305,041	4,992,516	1,986,266	2,057,248
Total income (loss) from operations	(785,597)	(1,569,428)	(227,593)	(294,039)
Total other income	382,018	(547,765)	(367,195)	(85,525)
Loss before income taxes	$(403,579)	$(2,117,193)	$(594,788)	$(379,564)
Income tax expense	-	-	-	-
Net income (loss)	(403,579)	(2,117,193)	(594,788)	$(379,564)
Basic and diluted net loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.00)

Balance Sheet Data (at period end)
Cash and cash equivalents	$2,083,666	$675,705	$1,209,339	$2,373,936
Working capital (deficit) (1)	1,071,021	(777,420)	1,451,606	1,466,344
Total assets	32,273,369	4,743,099	36,639,684	29,081,072
Total liabilities	6,729,161	4,570,329	6,339,636	4,252,380
Stockholders’ equity	25,544,208	172,770	30,300,048	24,828,692

(1) Working capital (deficit) represents total current assets less total current liabilities

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of February 29, 2020 on an actual basis.

This table should be read in conjunction with the information contained in this Offering Circular, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto appearing elsewhere in this Offering Circular.

As of February 29, 2020
Actual
(Unaudited)
Cash and cash equivalents	$1,209,339
Stockholders’ equity:
Common stock, $0.001 par value; 499,000,000 shares authorized and 232,045,876 shares issued and outstanding on an actual basis	232,046
Preferred stock, $0.001 par value; 1,000,000 shares authorized and no shares issued and outstanding on an actual basis	-
Additional paid-in capital	41,166,247
Other comprehensive income	1,127,845
Accumulated deficit	(12,184,577)
Total Novo stockholders’ equity	30,341,561
Noncontrolling interest	(41,513)
Total stockholders’ equity	30,300,048
Total capitalization	$33,977,456

RISK FACTORS

The purchase of the securities offered hereby involves a high degree of risk. Each prospective investor should consult his, her or its own counsel, accountant and other advisors as to legal, tax, business, financial, and related aspects of an investment in the securities offered hereby. Prospective investors should carefully consider the following specific risk factors, in addition to the other information set forth in this Offering Circular, before purchasing the securities offered hereby.

RISKS RELATED TO OUR BUSINESS

We have a history of operating losses and negative cash flow.

For the fiscal years ended August 31, 2019 and 2018, we reported net losses of $403,579 and $2,117,193, respectively, and negative cash flow from operating activities of $822,268 and $934,501, respectively. For the six months ended February 29, 2020, we reported a net loss of $594,788 and had negative cash flow from operating activities of $579,219. As of February 29, 2020, we had an aggregate accumulated deficit of approximately $12,184,577. Such losses have historically required us to seek additional funding through the issuance of debt or equity securities. Our long-term success is dependent upon among other things, achieving positive cash flows from operations and if necessary, augmenting such cash flows using external resources to satisfy our cash needs. There can be no assurance that we will be able to obtain additional funding, if needed, on commercially reasonable terms, or of all.

Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including common stock issued in this offering, would be greatly impaired. Our long-term success is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful.

We are a holding company and depend upon our subsidiaries for our cash flows.

We are a holding company. All of our operations are conducted, and almost all of our assets are owned, by our subsidiaries. Consequently, our cash flows and our ability to meet our obligations depend upon the cash flows of our subsidiaries and the payment of funds by these subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities and legal restrictions. Any failure to receive dividends or distributions from our subsidiaries when needed could have a material adverse effect on our business, results of operations or financial condition.

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Future acquisitions or strategic investments could disrupt our business and harm our business, results of operations or financial condition.

We may in the future explore potential acquisitions of companies or strategic investments to strengthen our business. Even if we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business.

Acquisitions involve numerous risks, any of which could harm our business, including:

●	straining our financial resources to acquire a company;
●	anticipated benefits may not materialize as rapidly as we expect, or at all;
●	diversion of management time and focus from operating our business to address acquisition integration challenges;
●	retention of employees from the acquired company;
●	cultural challenges associated with integrating employees from the acquired company into our organization;
●	integration of the acquired company’s accounting, management information, human resources and other administrative systems;
●	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies; and
●	litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties.

Failure to appropriately mitigate these risks or other issues related to such strategic investments and acquisitions could result in reducing or completely eliminating any anticipated benefits of transactions and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the impairment of goodwill, any of which could have a material adverse effect on business, results of operations or financial condition.

We may require additional funding for our growth plans, and such funding may result in a dilution of your investment.

We have estimated our funding requirements in order to implement our growth plans.

If the costs of implementing such plans should exceed these estimates significantly or if we come across opportunities to grow through expansion plans which cannot be predicted at this time, and our funds generated from our operations prove insufficient for such purposes, we may need to raise additional funds to meet these funding requirements.

These additional funds may be raised by issuing equity or debt securities or by borrowing from banks or other resources. We cannot assure you that we will be able to obtain any additional financing on terms that are acceptable to us, or at all. If we fail to obtain additional financing on terms that are acceptable to us, we will not be able to implement such plans fully if at all. Such financing even if obtained, may be accompanied by conditions that limit our ability to pay dividends or require us to seek lenders’ consent for payment of dividends, or restrict our freedom to operate our business by requiring lender’s consent for certain corporate actions.

Further, if we raise additional funds by way of a rights offering or through the issuance of new shares, any shareholders who are unable or unwilling to participate in such an additional round of fund raising may suffer dilution in their investment.

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Most of our executive officers do not reside in the United States.

Our U.S. stockholders would face difficulty in:

●	Effecting service of process within the United States on most of our executive officers, if considered necessary.

●	Enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the executive officers.

●	Enforcing judgments of U.S. courts based on civil liability provisions of U.S. federal securities laws in foreign courts against the executive officers.

●	Bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against the executive officers.

Accordingly, persons contemplating an investment in our common stock should seriously consider these factors before making an investment decision.

Robert Mattacchione, our Chief Executive Officer, has, and will continue to have after giving effect to this offering, voting control, which will limit your ability to influence the outcome of important transactions, including a change in control.

As of June 29, 2020, Mr. Mattacchione, our Chief Executive Officer, beneficially owned 129,184,704 shares of our common stock, which represents 55.4% of the voting power of our outstanding common stock. Following this offering, Mr. Mattacchione will control approximately 51.0% of the voting power of our outstanding common stock if all the common stock being offered are sold. As a result, Mr. Mattacchione controls a majority of our voting power and therefore is able to control all matters submitted to our shareholders for approval. Mr. Mattacchione may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our common stock.

As a board member, Mr. Mattacchione owes a fiduciary duty to our shareholders and must act in good faith and in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, Mr. Mattacchione is entitled to vote his shares in his own interest, which may not always be in the interests of our shareholders generally.

Our future success depends on the continuing efforts of our key employees and our ability to attract, hire, retain and motivate highly skilled and creative employees in the future.

Our future success depends on the continuing efforts of our executive officers, our founders and other key employees, in particular to Robert Mattacchione, our Chief Executive Officer, and Klara Radulyne, our Chief Financial Officer. We rely on the leadership, knowledge and experience that our executive officers, founders and key employees provide. They foster our corporate culture, which we believe has been instrumental to our ability to attract and retain new talent. Any failure to attract new or retain key creative talent could have a material adverse effect on our business, financial condition and results of operations.

The market for talent in our key areas of operations is intensely competitive, which could increase our costs to attract and retain talented employees. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them.

Employee turnover, including changes in our management team, could disrupt our business. The loss of one or more of our executive officers, founders or other key employees, or our inability to attract and retain highly skilled and creative employees, could have a material adverse effect on our business, results of operations or financial condition.

We believe our corporate culture has contributed to our success and, if we are unable to maintain it as we grow, our business could be harmed.

We believe our corporate culture has been a key element of our success. However, as our organization grows, it may be difficult to maintain our culture, which could reduce our ability to attract and maintain new talent and operate effectively. The failure to maintain the key aspects of our culture as our organization grows could result in decreased employee satisfaction, increased difficulty in attracting top talent and increased turnover and could compromise the quality of our client service, all of which are important to our success and to the effective execution of our business strategy. Accordingly, if we are unable to maintain our corporate culture as we grow our business, this could have a material adverse effect on our business, results of operations or financial condition.

We may not have sufficient insurance coverage and an interruption of our business or loss of a significant amount of property could have a material adverse effect on our financial condition and operations.

We currently do not maintain any insurance policies against loss of key personnel and business interruption as well as product liability claims. If such events were to occur, our business, financial performance and financial position may be materially and adversely affected.

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We could become involved in claims or litigations that may result in adverse outcomes.

From time-to-time we may be involved in a variety of claims or litigations. Such proceeding may initially be viewed as immaterial but could prove to be material. Litigations are inherently unpredictable and excessive verdicts do occur. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss and reasonably estimable loss contingencies, the actual outcome may change in the future due to new developments or changes in approach. In addition, such claims or litigations could involve significant expense and diversion of management's attention and resources from other matters.

We may be unable to adequately safeguard our intellectual property or we may face claims that may be costly to resolve or that limit our ability to use such intellectual property in the future.

Where litigation is necessary to safeguard our intellectual property, or to determine the validity and scope of the proprietary rights of others, this could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, financial condition, operating results or future prospects.

We are unable to assure you that third parties will not assert infringement claims against us in respect of our intellectual property or that such claims will not be successful. It may be difficult for us to establish or protect our intellectual property against such third parties and we could incur substantial costs and diversion of management resources in defending any claims relating to proprietary rights. If any party succeeds in asserting a claim against us relating to the disputed intellectual property, we may need to obtain licenses to continue to use the same. We cannot assure you that we will be able to obtain these licenses on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could cause our business results to suffer.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar international anti-bribery and anti-kickback laws with respect to our activities outside the United States.

We anticipate rendering multidisciplinary primary healthcare services through our clinics and distributing our medical cannabidiol products to locations in Canada and United States as well as operate our business in Canada and United States. The U.S. Foreign Corrupt Practices Act, and other similar anti-bribery and anti-kickback laws and regulations, generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We cannot assure you that we will be successful in preventing our agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

We are subject to a number of risks related to credit card and debit card payments we accept.

We accept payments through credit card and debit card transactions. For credit card and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our services which could cause us to lose clients or suffer an increase in our operating expenses, either of which could harm our operating results. If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our customer satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our clients’ credit cards, debit cards or bank accounts on a timely basis or at all, we could lose revenues, which would harm our operating results. If we fail to adequately control fraudulent credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher credit card and debit card related costs, each of which could adversely affect our business, financial condition and results of operations. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that are maintained internally and by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. Our customers and employees have a high expectation that we and our service providers will adequately protect their personal information.

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The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten our information systems and records. A breach in the security of our service providers’ information technology systems could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. A significant theft, loss or misappropriation of, or access to, customers’ or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from customers and employees, any of which could have a material adverse effect on our financial condition and results of operations.

We rely on third parties to provide services in connection with our business, and any failure by these third parties to perform their obligations could have an adverse effect on our business, financial condition and results of operations.

We have entered into agreements with third parties that include, but are not limited to, information technology systems (including hosting our website, mobile application and our point of sale system), select marketing services, and employee benefits servicing. Services provided by third-party suppliers could be interrupted as a result of many factors, such as acts of nature or contract disputes. Accordingly, we are subject to the risks associated with the third parties’ abilities to provide these services to meet our needs. Any failure by a third party to provide services for which we have contracted on a timely basis or within expected service level and performance standards could result in a disruption of our business and have an adverse effect on our business, financial condition and results of operations.

Our amended and rested articles of incorporation provide the that state or federal court located within the state of Nevada will be the sole and exclusive forum for substantially all disputes between us and our shareholders, which could limit its stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated articles of incorporation provide that “[u]nless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) an action asserting a claim arising pursuant to any provision of the NRS, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the state of Nevada, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision is intended to apply to claims arising under Nevada state law and would not apply to claims brought pursuant to the Exchange Act or Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. The exclusive forum provision in our amended and restated articles of incorporation will not relieve us of our duty to comply with the federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived the our compliance with these laws, rules and regulations.

This exclusive forum provision may limit a shareholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us or our directors, officers or other employees. In addition, shareholders who do bring a claim in the state or federal court in the State of Nevada could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Nevada. The state or federal court of the State of Nevada may also reach different judgments or results than would other courts, including courts where a shareholder would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our shareholders. However, the enforceability of similar exclusive forum provisions in other companies' articles of incorporation has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings. If a court were to find the exclusive forum provision contained in our amended and restated articles of incorporation to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally.

On March 17, 2020, as a result of COVID-19 infections having been reported throughout both Canada and the United States, certain national, provincial, state and local governmental authorities issued proclamations and/or directives aimed at minimizing the spread of COVID-19. Accordingly, on March 17, 2020, the Company closed all corporate clinics to protect the health and safety of its employees, partners and patients, On March 20, 2020, the Company announced the precautionary measures taken as well as announcing the business impact related to the coronavirus (COVID-19) pandemic.

Operating under COVID-19 related authorized governmental proclamations and directives, between March 17, 2020 and June 1, 2020 the Company provided multi-disciplinary primary healthcare services and products solely to patients with emergency and essential need. In light of our eldercare contracted services being deemed essential by national, provincial and local governmental authorities in Canada, our eldercare contracted services have been nominally impacted during the fiscal third quarter and we project the same for the fiscal fourth quarter.

On May 26, 2020, the Ontario Ministry of Health announced updated guidance and directives stating that physiotherapists, chiropractors and other regulated health professionals, including all services and products provided by the Company, can gradually and carefully begin providing all services, including non-essential services, once the clinician and provider are satisfied all necessary precautions and protocols are in place to protect the patients, the clinician and the clinic staff. With all corporate clinics closed due to the COVID-19 pandemic, with the exception of providing certain limited essential and emergency services, the Company had furloughed 48 full-time employees and 35 part-time employees from its pre-closure levels of 81 full-time employees and 53 part-time employees.

On June 2, 2020, the Company commenced opening its corporate clinics and providing non-essential services. As of June 9, 2020, the Company had opened all corporate clinics while following all mandated guidelines and protocols from Health Canada, the Ontario Ministry of Health, and the respective disciplines’ regulatory Colleges to ensure a safe treatment environment for our staff and clients. Certain of these guidelines and protocols include both active and passive screening for staff and clients, enhanced cleaning measures using only Health Canada approved disinfectants and sanitizers, personal protective equipment usage, appropriate signage and markers throughout the clinics, and layout changes to the clinics to reflect proper physical distancing measures. Additional, more restrictive proclamations and/or directives may be issued in the future. As of June 26, 2020, the Company had increased staffing to 50 full-time employees and 24 part-time employees.

The ultimate impact of the COVID-19 pandemic on the Company’s operations remains unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an extended period of continued business disruption, reduced patient traffic and reduced operations. The full long-term financial impact cannot be reasonably estimated at this time but is anticipated to have a material adverse impact on our business, financial condition and results of operations.

The measures taken to date will impact the Company’s business for the fiscal third quarter and potentially beyond. Management expects that all of its business segments, across all of its geographies, will be impacted to some degree, but the significance of the full impact of the COVID-19 outbreak on the Company’s business and the duration for which it may have an impact cannot be determined at this time.

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RISKS RELATED TO OUR MULTIDISCIPLINARY PRIMARY HEALTHCARE BUSINESS

We may not be able to implement successfully our growth strategy for our primary healthcare business on a timely basis or at all, which could harm our business, financial condition and results of operations.

The growth of our multidisciplinary primary health care business depends on our ability to open and acquire new clinics and expand our roster of clinicians and staff to best service our multidisciplinary primary health care clinics and eldercare centric homes.

A component of our growth strategy is to increase the number of our multidisciplinary primary health care clinics through both the acquisition of existing clinics and the opening of new clinics while also engaging new contracts with new affiliate clinics and elder centric homes. Our ability to acquire and open profitable clinics and expand our clinician and staffing requirements depends on many factors, including our ability to:

●	access capital to fund future acquisitions and preopening expenses;

●	achieve brand awareness in new and existing markets;

●	manage costs, which could give rise to delays or cost overruns;

●	recruit, train, and retain qualified multidisciplinary primary healthcare practitioners and other staff in our local markets;

●	obtain favorable reimbursement rates for services rendered at the centers;

●	successfully staff and operate new centers and affiliated clinics and elder centric homes;

●	obtain all required governmental approvals, certificates, licenses and permits on a timely basis;

●	manage delays in the acquisition or opening of centers;

●	compete for appropriate sites in new markets against other primary healthcare competitors and clinics; and

●	maintain adequate information systems and other operational system capabilities.

Further, additional federal or state legislative or regulatory restrictions or licensure requirements could negatively impact our ability to operate both new and existing centers.

Accordingly, we may not be able to achieve our planned growth or, even if we are able to grow our clinic base as planned, any new clinics may not be profitable or otherwise perform as planned. Failure to implement successfully our growth strategy would likely have an adverse impact on our business, financial condition or results of operations.

The long-term success of our primary health care business is highly dependent on our ability to successfully identify and acquire target centers and identify and secure staffing opportunities.

To achieve our growth strategy, we will need to acquire and open new clinics and operate them on a profitable basis. We expect this to be the case for the foreseeable future. In addition, we will need to identify and secure staffing opportunities as well. We consider numerous factors in identifying target markets where we can enter or expand and staffing opportunities that we can secure.

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The number and timing of new clinics acquired and opened during any given period may be negatively impacted by a number of factors including, without limitation:

●	the identification and availability of attractive sites for new clinics and the ability to negotiate suitable lease terms;

●	our ability to successfully identify and address pertinent risks during acquisition due diligence;

●	the preparation of target centers’ financial statements on methods of accounting other than generally accepted accounting principles, or GAAP;

●	the proximity of potential sites to one of our or our competitors’ existing centers;

●	our ability to obtain required governmental licenses, permits and authorizations on a timely basis; and

●	our ability to recruit qualified clinicians and other personnel to staff our clinics.

If we are unable to find and secure attractive target clinics to expand in existing markets or enter new markets, our revenues and profitability may be harmed, we may not be able to implement our growth strategy and our financial results may be negatively affected.

Our intended acquisition and opening of clinics and increase in staffing in new markets exposes us to various risks and may require us to develop new business models.

Our growth and profitability depend on our ability to implement our growth strategy by expanding the number of clinics we operate and the amount of staffing in both new and existing markets. We cannot assure you our efforts to expand into new markets, particularly where we do not currently operate, will succeed. To operate in new markets, we may be required to modify our existing business model and cost structure to comply with local regulatory or other requirements, which may expose us to new operational, regulatory or legal risks.

We may be unable to acquire target clinics within our current price ranges. This may reduce the pace of our growth and increase the need for additional debt and equity capital. The patient population of clinics we acquire may be loyal to existing ownership, making it difficult to maintain pre-closing revenue and profit levels. The re-branding of acquired clinics may have an adverse market effect in local communities, and our brand may not be received as favorably in the local communities as we anticipate.

The process of integration of an acquired clinic may subject us to a number of risks, including:

●	Failure to successfully manage relationships with multidisciplinary primary health care clinicians and other staff of the acquired clinic;

●	Demands on management related to the increase in size of our Company after the acquisition;

●	Diversion of management attention;

●	Potential difficulties integrating and harmonizing financial reporting systems;

●	Difficulties in the assimilation and retention of employees;

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●	Inability to retain the multidisciplinary primary health care clinicians and other staff of the acquired clinic;

●	Inability to establish uniform standards, controls, systems, procedures and policies;

●	Inability to retain the patients of the acquired clinic;

●	Exposure to legal claims for activities of the acquired clinic prior to acquisition; and

●	Incurrence of additional expenses in connection with the integration process.

If the acquired clinic is not successfully integrated into our Company, our business, financial condition and results of operations could be materially adversely affected, as well as our reputation. Furthermore, if we are unable to successfully integrate the acquired clinic or if there are delays in combining the businesses, the anticipated benefits of the acquisition may not be realized fully or at all or may take longer to realize than expected.

Growing our business through acquisitions will require additional personnel. There can be no assurance that these demands will not have a material adverse effect on our business, financial condition, and results of operations, nor can there be any assurance that we will be able to attract or retain competent personnel and improve our operational systems sufficiently to support the expansion of our operations.

Also important to our success will be our ability to achieve additional economies of scale in order to improve operating margins. There can be no assurance that we will be able to achieve such economies of scale, and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

Clinics we open in new markets may take longer to reach expected revenue and profit levels on a consistent basis. The cost of opening and operating new clinics may exceed our budget, thereby affecting our overall profitability. New markets may have competitive conditions, consumer preferences, and health care spending patterns that are more difficult to predict, identify or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets and after closing acquisitions to build brand awareness. We may find it more difficult in new markets to hire, and we may not be able to retain and motivate qualified multidisciplinary primary health care clinicians and other personnel. We may need to augment our labor model to meet regulatory requirements and the overall cost of labor may increase or be higher than anticipated.

As a result, any new or acquired clinics may be less successful and may not achieve target profit margins at the same rate or at all. If any steps taken to expand our existing business model into new markets are unsuccessful, we may not be able to achieve our growth objectives and our business, financial condition and results of operations could be adversely affected.

We will require additional capital to fund our operating and expansion costs, and our inability to obtain such capital will likely harm our business.

Although we currently operate 16 corporate owned multidisciplinary primary health care clinics, our administrative, corporate and general organizational infrastructure is designed to support numerous additional clinics. Consequently, we expect that our monthly expenses will continue to exceed our monthly cash receipts until we significantly increase the number of our multidisciplinary primary health care clinics. Depending on the results of our planned follow-on offering and certain other factors, including the results of operations of our ancillary network business, we may need to raise additional capital to cover our operating costs.

To support our expansion strategy, we must have sufficient capital to continue making investments in new and existing centers. Current funding sources and cash generated by our operations may not be sufficient to allow us to sustain our expansion efforts. If this is the case, we may need additional equity or debt financing to provide the funds required to operate and expand our business. If such financing is not available on satisfactory terms or at all, we may be unable to expand our business or acquire new centers at our projected rate and our operating results may suffer.

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Debt financing increases expenses and must be repaid regardless of operating results and may impose restrictions on the manner in which we operate our business. Equity financing, or debt financing that is convertible into equity, could result in additional dilution to our existing stockholders. Furthermore, if we are unable to obtain adequate capital, whether in the form of equity or debt, to fund our business and growth strategies we may be required to delay, scale back or eliminate some or all of our expansion plans, which may have a material adverse effect on our business, operating results, financial condition, or prospects.

The clinics that we intend to acquire or open may not meet our expectations.

In general, our growth strategy involves the acquisition and opening of strategically located clinics. Clinics that we intend to acquire and open may not meet our revenue or profit targets or may take longer than anticipated to do so. If our acquired or new clinics do not perform as planned, our business and future prospects could be harmed. If we are unable to manage successfully the potential difficulties associated with acquiring and opening new clinics, we may not be able to capture the efficiencies and opportunities that we expect from our expansion strategy. Our inability to capture expected efficiencies of scale, maintain patient volumes, improve our systems and equipment, continue our cost discipline, and retain appropriate physician and overall labor levels, could have a material adverse effect on our business, financial condition and results of operations.

If we open new clinics in existing markets, revenue at our existing clinics may be affected negatively.

The catchment area of our clinics varies by location and depends on a number of factors, including population density, other available convenient medical or multidimensional primary health care services, area demographics and geography. As a result, the opening of a new clinic in or near markets in which we already have clinics could adversely affect the revenues of those existing clinics. Existing clinics could also make it more difficult to build our patient base for a new clinic in the same market. We may selectively open new clinics in and around areas of existing clinics that are operating at or near capacity to serve effectively our patients, but revenue cannibalization between our clinics may become significant in the future as competition increases and as we continue to expand our operations. This could adversely affect our revenue growth, which could, in turn, adversely affect our business, financial condition, or results of operations.

We may be required to make capital expenditures in connection with our acquisitions to implement our growth strategy.

In order to maintain brand consistency across our multidimensional primary health care clinics, we may need to make significant capital expenditures to the interior and exterior of our clinics. This may include making real property improvements and upgrading our medical equipment to serve our patients and remain competitive. Changing competitive conditions or the emergence of significant advances in medical technology could require us to invest significant capital in additional equipment or capacity in order to remain competitive. Along these lines, if the systems and technology of our target clinics differ from those we have chosen to utilize, we may be required to invest significant capital to either convert, terminate, or integrate the varying technology platforms. If we are unable to fund any such investment or otherwise fail to make necessary capital expenditures, our business, financial condition, or results of operations could be materially and adversely affected.

Damage to our reputation or our brand in existing or new markets could negatively impact our business, financial condition and results of operations.

We must grow the value of our brand to be successful. We intend to further develop our reputation and brand of providing patients with high quality effective multidisciplinary primary health care services, and related products, delivered by respected clinicians and well-trained operational staff. Additionally, we place high-value on building and maintaining a patient-centered culture. If we do not make investments in areas such as marketing and advertising, as well as the day-to-day investments required for clinic operations, equipment upgrades, and personnel training, the value of our brand may not increase or may be diminished. Any incident, real or perceived, regardless of merit or outcome, that adversely affects our brand, such as, but not limited to, patient disability or death due to malpractice or allegations of malpractice, failure to comply with federal, provincial or local regulations, including allegations or perceptions of non-compliance or failure to comply with ethical and operational standards, could significantly reduce the value of our brand, expose us to negative publicity and damage our overall business and reputation.

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Our marketing activities may not be successful.

We incur costs and expend other resources in our marketing efforts to attract and retain patients. Our marketing activities are principally focused on increasing brand awareness in the communities in which we provide services. As we open and acquire new centers, we expect to undertake aggressive marketing campaigns to increase community awareness about our presence and our service capabilities. We plan to conduct our targeted marketing efforts in neighborhoods through channels such as direct mail, billboards, radio advertisements, physician open houses, community sponsorships and various social media. If we are not successful in these efforts, we will have incurred expenses without materially increasing revenue.

The multidisciplinary primary health care market is highly competitive, including competition for patients, strategic relationships, and commercial payor contracts, each of which could adversely affect our contract and revenue base.

The market for providing multidisciplinary primary health care services, and related products, is highly competitive, and all of our clinics and staffing opportunities face and will face competition, in varying degrees, from existing multidisciplinary primary health care providers. walk-in clinics, hospital emergency rooms, private doctors’ offices, freestanding emergency clinics, independent laboratories, hospital- and payor-supported urgent care facilities, and occupational medicine clinics. We compete with national, regional, and local enterprises, some of which have greater financial and other resources available to them, greater access to clinicians, medically licensed physicians and other medical professionals or greater access to potential patients. Our clinics and staffing compete on the basis of accessibility, including evening and weekend hours, walk-in care, as well as varying appointment opportunities. We also compete on the basis of our multi-provinces, regional footprint, which we believe will be of value to both employers and third-party payors. As a result of the differing competitive factors within the markets in which we operate and will operate, the individual results of our clinics may be volatile. If we are unable to compete effectively with any of these entities or groups, we may be unable to implement our business strategies successfully, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may not be able to recruit and retain qualified multidisciplinary primary health care clinicians for our multidisciplinary primary health care clinics and staffing of affiliate clinics and eldercare centric homes.

Our success depends upon our ability to recruit and retain qualified multidisciplinary primary health care clinicians and other staff. There is currently a national shortage in Canada and United States of certain of these health care professionals. To the extent a significant number of multidisciplinary primary health care clinicians within an individual community or market decide to partner with competing multidisciplinary primary health care providers or hospitals and not with us, we may not be able to operate our clinics in such community. We face competition for such personnel from existing operators, hospital systems, entrepreneurial start-ups, and other organizations. This competition may require us to enhance wages and benefits to recruit and retain qualified personnel. Our inability to recruit and retain these professionals could have a material adverse effect on our ability to grow or be profitable.

We may not be able to prohibit or limit our multidisciplinary primary health care clinicians from competing with us in our local markets.

In certain provinces in Canada in which we operate or intend to operate and states in the United States in which we intend to operate, non-compete, non-solicitation, and other negative covenants applicable to employment or ownership are judicially or statutorily limited in their effectiveness or are entirely unenforceable against multidisciplinary primary health care professionals. As a result, we may not be able to protect our operational processes, procedures, and general trade secrets or limit insiders from using competitive information against us or competing with us, which could have a material adverse effect on our ability to remain competitive.

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With respect to our operations in Canada, we may be unable to enter into or maintain contracts for our affiliate multidisciplinary primary health care clinics and eldercare centric homes or services on favorable terms with commercial payors.

In Canada, a significant portion of our net patient service revenue is derived from nongovernmental, extended health insurers which provide reimbursement based on a pre-allocated amount disbursed as a cash payment for services, and related products, provided to the patient.

With respect to our anticipated expansion of our operations into the United States, we may be unable to enter into or maintain contracts for our multidisciplinary primary health care clinics and services on favorable terms with commercial payors in the United States.

With respect to our anticipated expansion of our operations into the United States, we anticipate that a significant portion of our net patient service revenue will be derived from nongovernmental, third-party payors, or commercial payors, such as managed care organizations, commercial insurance providers and employer-sponsored health care plans. These commercial payors use a variety of methods for reimbursement depending on the arrangement involved. These arrangements include fee-for-service, PPOs and health maintenance organizations, as well as prepaid and discounted medical service packages and capitated, or fixed fee, contracts. Rates for health maintenance organization benefit plans are typically lower than those for PPOs or other benefit plans that offer broader provider access.

Frequently, commercial payors classify or may reclassify our multidisciplinary primary health care services differently. Such distinctions may result in different payment and reimbursement structure. Such differences may affect costs to the patient through increased copayments, deductibles and other cost-sharing mechanisms and, accordingly, patient choice of provider.

There is often pressure to renegotiate reimbursement levels, particularly in connection with changes to Medicare. Typically, commercial payors reimburse us based upon contracted discounts to our established base rates. If managed care organizations and other commercial payors reduce their rates or we were to experience a significant shift in our revenue mix toward Medicare or Medicaid reimbursements, then our revenue and profitability would be adversely affected and our operating margins would be reduced. Commercial payors often demand discounted fee structures, and the trend toward consolidation among commercial payors tends to increase their bargaining power over fee structures. Because some commercial payors rely on all or portions of Medicare fee schedules to determine payment rates, changes to government health care programs that reduce payments under these schedules may negatively impact payments from commercial payors. Other health care providers may impact our ability to negotiate increases and other favorable terms in our reimbursement arrangements with commercial payors. For example, some of our competitors may negotiate exclusivity provisions with commercial payors or otherwise restrict the ability of commercial payors to contract with us. We may be excluded from participating in commercial payor networks, making it more expensive for certain patients to receive treatment at our clinics. Our results of operations will depend, in part, on our ability to retain and renew managed care contracts as well as enter into new managed care contracts on terms favorable to us. Our inability to maintain suitable financial arrangements with commercial payors could have a material adverse impact on our business.

As various provisions of the Patient Protection and Affordable Care Act, or the ACA, are implemented, commercial payors may increasingly demand fee reductions. In addition, there is a growing trend for commercial payors to take steps to shift the primary cost of care to the plan participant by increasing co-payments, co-insurance and deductibles, and these actions could discourage such patients from seeking treatment at our clinics. Patient volumes could be negatively impacted if we are unable to enter into or maintain acceptable contracts with such commercial payors, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

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Government healthcare programs may reduce reimbursement rates.

Our competition will also be the Canadian healthcare system which is a government sponsored system that began in 1957, when Parliament approved the Hospital Insurance and Diagnostics Services Act. The Act provided free acute hospital care, laboratory and radiological diagnostic services to Canadians. By 1961, agreements were in place with all of the provinces and 99% of Canadians had free access to the health care services covered by the legislation. The Act was followed by the Medical Care Act of 1966 that provided free access to physician services. By 1972, each province had established its own system of free access to physician services. The federal government shared in the funding. In 1984, the Government of Canada passed the Canada Health Act (CHA). The Canada Health Act created a publicly administered health care system that is comprehensive, universal and accessible. All medically necessary procedures are provided free of charge. The system provides diagnostic, treatment and preventive services regardless of income level or station in life. Access to care is not based on health status or ability to pay. Coverage is portable between provinces and territories. We can give no assurance that we will be able to effectively compete in this market.

In recent years, in the United States, new legislation has been proposed and adopted at both the federal and state level that is effecting major changes in the healthcare system. Any change in the laws, regulations, or policies governing the healthcare system could adversely affect reimbursement rates and our operations and financial condition. Enacted in March 2010, the ACA seeks to expand healthcare coverage, while increasing quality and limiting costs. The ACA substantially changes the way healthcare is financed by both governmental and commercial payors. As a result of the ACA or the adoption of additional federal and state healthcare reforms measures there could be limits to the amounts that federal and state governments will pay for healthcare services, which could result in reduced demand or profitability of our services.

Furthermore, if due to an allegation of fraud or any other reason one or more of our physicians or other licensed healthcare providers are no longer entitled to bill and receive payment for services rendered to patients whose treatment is paid in whole or in part by a governmental payor, our revenue may be negatively impacted, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

If payments from commercial or governmental payors are significantly delayed, are reduced or eliminated, our business, prospects, results of operations and financial condition could be adversely affected.

We depend upon compensation from third-party payors for the services provided to patients by our multidisciplinary primary health care clinicians and practitioners in our clinics, affiliate clinics and eldercare centric homes serviced by our clinicians. The amount that we receive through our clinics in payment for their services may be adversely affected by factors we do not control, including federal, provincial or local regulatory changes, cost-containment decisions and changes in reimbursement schedules of third-party payors and legislative changes. Any reduction or elimination of these payments could have a material adverse effect on our business, prospects, results of operations and financial condition.

Additionally, the reimbursement process is complex and can involve lengthy delays. Although we recognize revenue when multidisciplinary primary health care services are provided, there can be delays before we receive payment. In addition, third-party payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, that services provided were not medically necessary, or that additional supporting documentation is necessary. Retroactive adjustments by third-party payors may be difficult or cost prohibitive to appeal, and such changes could materially reduce the actual amount we receive from those payors. Delays and uncertainties in the reimbursement process may be out of our control and may adversely affect us.

Significant changes in our payor mix resulting from fluctuations in the types of patients seen at our clinics could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our results may change from period to period due to fluctuations in payor mix or other factors relating to the type of treatment performed by clinicians at our clinics. Payor mix refers to the relative amounts we receive from the mix of persons or entities that pay or reimburse us for health care services. Because, we generally receive relatively higher payment rates from commercial payors than from governmental payors or self-pay patients, a significant shift in our payor mix toward a higher percentage of self-pay or patients whose treatment is paid in whole or part by a governmental payor, which could occur for reasons beyond our control, could have a material adverse effect on our business, prospects, results of operations and financial condition.

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Failure to bill timely or accurately for our services could have a negative impact on our net revenues, bad debt expense and cash flow.

Billing for our services is often complex and time consuming. The practice of providing multidisciplinary primary health care services, and related products, in advance of payment or prior to assessing a patient’s ability to pay for such services may have a significant negative impact on our patient service revenue, bad debt expense and cash flow. We bill numerous and varied payors, including self-pay patients, various forms of commercial payors, government payors and insurance payors. Billing requirements that must be met prior to receiving payment for services rendered often vary by payor. Self-pay patients and third-party payors may fail to pay for services even if they have been properly billed. Reimbursement is typically dependent on our providing the proper procedure and diagnosis codes.

Additional factors that could affect our collections for the services we render include:

●	disputes among payors as to which party is responsible for payment;

●	variations in coverage among various payors for similar services;

●	the difficulty of adherence to specific compliance requirements, coding and various other procedures mandated by responsible parties;

●	the institution of new coding standards; and

●	failure to properly credential our providers to enable them to bill various payors.

The complexity associated with billing for our services causes many delays in our cash collections, resulting in increased carrying costs associated with the aging of our accounts receivable as well as the increased potential for bad debt expense.

We are dependent on our third-party revenue cycle managers for billing and collection of our claims.

We submit our claims for services rendered to commercial payors and governmental payors electronically through our third-party revenue cycle managers.  We are dependent on our revenue cycle managers for the timely billing and collections of our claims.  Any delay by or failure of our revenue cycle managers to timely bill and collect our claims could have a material adverse effect on our business, results of operations and financial condition.

We may incur costs resulting from security risks in connection with the electronic data processing by our partner banks.

Because we accept electronic payment cards for payments at our facilities, we may incur costs resulting from related security risks in connection with the electronic processing of confidential information by our partner banks.  Recently, several of the large national banks have experienced potential or actual breaches in which similar data has been or may have been stolen.  Such occurrences could cause patient dissatisfaction resulting in decreased visits or could also distract our management team from the management of the day-to-day operations.

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With respect to our Canadian operations and our anticipated expansion of our operations into the United States, a successful challenge by tax authorities to our treatment of certain multidisciplinary primary health care clinicians and practitioners as independent contractors or the elimination of an existing safe harbor could materially increase our costs relating to these multidimensional primary health care clinicians and practitioners.

With respect to our Canadian operations and our anticipated expansion of our operations into the United States, certain of our multidisciplinary primary health care clinicians and practitioners may be engaged as independent contractors by our state-level operating subsidiaries. If these personnel are treated as independent contractors rather than as employees, our state-level operating subsidiaries will not (i) withhold federal, state or local or state income or other employment related taxes from their compensation, (ii) make federal, provincial, state or local federal or state unemployment tax or Federal Insurance Contributions Act payments with respect to them, (iii) provide workers compensation insurance with respect to them (except in states where they are required to do so for independent contractors), or (iv) allow them to participate in benefits and retirement programs available to employees. Although we will have contracts with these licensed multidisciplinary primary health care clinicians obligating them to pay these taxes and other costs, if a challenge to our treatment of these licensed multidisciplinary primary health care clinicians and practitioners as independent contractors by federal, state or local authorities were successful and they were treated as employees instead of independent contractors, we could be liable for taxes, penalties and interest. In addition, there are currently, and have been in the past, proposals made to eliminate an existing safe harbor that would potentially protect us from the imposition of taxes in these circumstances, and similar proposals could be made in the future. If such a challenge were successful or if the safe harbor were eliminated, this could cause a material increase in our costs relating to these personnel and, have a material adverse effect on our business, financial condition and results of operations.

Currently, our corporate owned clinics and affiliate clinics are located in the Canadian provinces of Ontario, Alberta, Nova Scotia and Newfoundland making us particularly sensitive to regulatory, economic, and other conditions in those states.

Our current clinics are located in the Canadian provinces of Ontario, Alberta, Nova Scotia and Newfoundland. If there were an adverse regulatory, economic or other development in any of those states, our patient volume could decline, our ability to operate our clinics under our existing business model could be impacted, or there could be other unanticipated adverse impacts on our business that could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our business is seasonal, which impacts our results of operations.

Our clinics’ patient and staffing volumes are sensitive to seasonal fluctuations. Typically, winter months see a higher occurrence of motor vehicle and winter weather related accidents, such as falling, however; the timing and severity of these can vary dramatically. Additionally, in the United States as consumers shift toward high deductible insurance plans, they are responsible for a greater percentage of their bill, particularly in the early months of the year before other health care spending has occurred, which may lead to lower than expected patient volume or an increase in bad debt expense during that period. Our quarterly operating results may fluctuate significantly in the future depending on these and other factors.

We could be subject to lawsuits for which we are not fully insured.

Medical professionals, including multidisciplinary primary health care clinicians and practitioners, have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories such as negligent hiring, supervision and credentialing. In Canada, our clinicians and practitioners, whether an employee or independent contractor, are responsible for their own professional liability insurance coverage. As provided in Canadian rules and regulations, our liability insurance coverage is not required to cover our clinicians and practitioners. As we expand in the United States, we anticipate procuring insurance coverage for our affiliated multidimensional primary health care clinicians, practitioners and corporate entities. In addition, as we expand our offering of services, and related products, through our telemedicine platform, our remote monitoring platform or possible acquisition of a medical licensed primary care practice, we will be subject to lawsuits alleging medical malpractice and related legal theories such as negligent hiring, supervision and credentialing.

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We are currently insured under policies in amounts management deems appropriate, based upon the nature and risk of our business. Nevertheless, there are exclusions and exceptions to coverage under each insurance policy that may make coverage for any claim unavailable, future claims could exceed the limits of available insurance coverage, existing insurers could become insolvent and fail to meet their obligations to provide coverage for such claims, and such coverage may not always be available with sufficient limits and at reasonable cost to insure us adequately and economically in the future. One or more successful claims against us not covered by, or exceeding the coverage of, our insurance could have a material adverse effect on our business, prospects, results of operations and financial condition. Moreover, in the normal course of our business, we may be involved in other types of lawsuits, claims, audits and investigations, including those arising out of our billing and marketing practices, employment disputes, contractual claims and other business disputes for which we may have no insurance coverage. The outcome of these matters could have a material adverse effect on our financial position, results of operations, and cash flows.

Some of these lawsuits involve large claim amounts and substantial defense costs.

Insurance coverage for some of our losses may be inadequate and may be subject to the credit risk of commercial insurance providers.

We maintain insurance coverage for specific liability for our clinic facilities through various third-party insurers. To the extent we hold policies to cover certain groups of claims or rely on insurance coverage obtained by third parties to cover such claims, we may be responsible for those losses if the insurance coverage is inadequate or the insurer rejects our claim for payment. Furthermore, for our losses that are insured or reinsured through commercial insurance providers, we are subject to the financial viability of those insurance companies. Although we believe our commercial insurance providers are currently creditworthy, they may not remain so in the future.

RISKS RELATED TO HEALTHCARE REGULATION

The healthcare industry is heavily regulated, and if we fail to comply with these laws and government regulations we could incur penalties or be required to make significant changes to our operations.

The health care industry is heavily regulated and closely scrutinized by federal, state, provincial and local governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and products, our contractual relationships with our clinicians, vendors, patients and our marketing activities and other aspects of our operations. If we fail to comply with these laws and regulations, we could be exposed to civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status and exclusion from government health care programs. Any action against us for violation of these laws or regulations, even if successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Our clinicians and practitioners are also subject to ethical guidelines and operating standards of professional and private accreditation agencies.

The laws, regulations and standards governing the provision of health care service, and related products, may change significantly in the future, and these changes may materially and adversely affect our business. Furthermore, a review of our business by regulatory or accreditation authorities could result in determinations that could adversely affect our operations.

Our Canadian clinics are and will be subject to numerous statutes and regulations. Additionally, given our intention to expand and begin operations in the United States, we will be subject to numerous U.S. statutes and regulations. Failure to comply with these laws and regulations could result in civil or criminal sanctions.

The operation of our clinics in Canada subjects us, and will subject us, to many provincial laws and regulations, following the projected expansion of our Company’s operations to the United States, federal and state laws in the United States. In general, whether directly or through boards, agencies or other delegated authorities, regulating the ownership and dispensing of controlled substances, the retention and storage of medical records, patient privacy and protection of health information, the licensure of multidisciplinary primary health care providers, including clinicians, and the clinical supervision, by physicians, of nurse practitioners and physicians assistants, among other aspects of our operations are regulated. All such laws and regulations, and the applicable interpretations of such laws and regulations, are subject to change.

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Additional regulation of clinics such as ours has been proposed in several Canadian provinces and the United States. The adoption of any such regulations in the provinces in Canada, or states in the United States in which we operate or intend to operate, could force us to change our operational or transactional approach or lead to a finding by regulators that our primary care clinics and clinics do not meet legal requirements. We may be subject to criminal prosecution, regulatory fines, penalties or other sanctions if our operations or clinics are found to not comply with applicable laws and regulations. In addition, we may be required to refund all funds received from patients and third-party payors during the period of noncompliance.

With respect to our anticipated expansion of our operations into the United States, state regulation of the expansion of multidisciplinary primary health care clinics could prevent us from reaching our expansion objectives.

In the United States, many states have certificate of need programs that require some level of prior approval for the development, acquisition or expansion of health care sector related facilities. With respect to our anticipated expansion of our operations into the United States, in the event we choose to acquire or open clinics in a state that does require such approval, we may be required to obtain a certificate of need before the acquisition or opening occurs. If we are unable to obtain such approvals, we may not be able to move forward with the planned activity.

Only a few states currently require the licensure of multidisciplinary primary health care clinics such as ours. The lack of a specific licensure process for our clinics in the vast majority of states may lead state legislators or regulators to regulate aggressively the growth of our industry, potentially seeking to treat our industry in a manner similar to hospitals or freestanding emergency departments. Further, the growing number of urgent care clinics and freestanding emergency departments may lead to legislation or regulations requiring us to change substantially our operations or cease our operations in that state entirely. Any such requirements could have a material adverse effect on our prospects and growth strategy.

Our services, and related products, are subject to comprehensive laws and regulations that govern the manner in which we bill and are paid for our services by third-party payors, and the failure to comply with these requirements can result in civil or criminal sanctions, including exclusion from federal and state health care programs.

A substantial portion of our services, and related products, are paid for by commercial payors and governmental payors. These third-party payors typically have differing and complex billing and documentation requirements. If we fail to meet these requirements, we may not be paid for our services or payment may be substantially delayed or reduced.

Numerous federal, provincial and local laws also apply to our claims for payment, including but not limited to (i) “coordination of benefits” rules that dictate which payor must be billed first when a patient has coverage from multiple payors, (ii) requirements that overpayments be refunded within a specified period of time, (iii) “reassignment” rules governing the ability to bill and collect professional fees on behalf of other providers, (iv) requirements that electronic claims for payment be submitted using certain standardized transaction codes and formats, and (v) laws requiring all health and financial information of patients in a manner that complies with applicable security and privacy standards.

Third-party payors carefully monitor compliance with these and other applicable rules. Our failure to comply with these rules could result in our obligation to refund amounts previously paid for such services or non-payment for our services.

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If we are found to have violated any of these or any of the other laws or regulations which govern our activities, the resulting penalties, damages, fines or other sanctions could adversely affect our ability to operate our business and our financial results.

Changes in coverage and the rates or methods of third-party reimbursements may adversely affect our revenue and operations.

A substantial portion of our revenue is derived from direct billings to patients and third-party payors. As a result, any changes in the rates or methods of reimbursement for the services and products we provide could have a material adverse effect on our revenue and financial results. Reimbursement rates can vary depending on whether our clinic is an in-network or out-of-network provider. Each of our clinics may be out-of-network for some patients. When acting as an out-of-network provider, reimbursement rates may be lower, co-payments and deductibles may be higher and we may have difficulties complying with the billing requirements of certain third-party payors.

Past and future legislation related to the health care industry and other changes in the health care industry could adversely affect our business, financial condition and results of operations.

The health care industry is subject to legislative and regulatory changes, as well as changes from other influences. The government may continue reviewing and assessing health care delivery and payment systems and may in the future adopt legislation making additional fundamental changes in the health care system. There is no assurance that such changes will not have a material adverse effect on our business, financial condition or results of operations. Continued efforts to shift health care costs to the patient (through co-payments, deductibles, and other mechanisms) could adversely affect our business, financial condition and results of operations.

We are subject to the Canada Health Act, Canada’s National Health Insurance Program and Food and Drugs Act and analogous provisions of applicable state laws and could face substantial penalties if we fail to comply with such laws.

In Canada, some health care services are public, some are private with a number of different entities involved in regulating and providing their delivery. While there is a perception that all health care in Canada is publicly funded, the publicly funded system is generally restricted to “medically necessary” hospital and physician services, and provincial or territorial drug plans that provide access to prescription drugs to residents over the age of 65 or those residents who rely on social assistance programs. Publicly funded services are delivered through a combination of public and private providers and funding comes from the Canadian federal government, which sets national standards, and the provincial and territorial governments, which regulates the delivery of services and determines those services that are deemed “medically necessary” (i.e., publicly funded) within the context of their own unique fiscal and political environment. In addition, there are a wide array of health products and services that are not subject to coverage under the public health insurance plans that are provided on a private payer basis.

Federal/Provincial Government Division of Power

As is the case for many important industries and economic sectors, neither the federal, nor the provincial/territorial level of government has exclusive jurisdiction over health. Instead, the Constitution Act, 1867, divides the legislative powers relevant to the regulation of the delivery of health products and services between the federal and provincial levels of government.

The federal government is responsible for regulating important aspects of various health industries or sectors including the regulation of selling, importing, distributing and marketing of drugs and medical devices and maintains significant influence over health policy and national objectives through the use of its spending power.

The provincial/territorial level of government has comprehensive authority over the delivery of health care services. Other examples of provincial responsibility include the regulation of hospitals and other health facilities, administration of health insurance plans, distribution of prescription drugs and regulation of health professionals.

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However, many health industry sectors are subject to at least some degree of regulation or oversight by both levels of government.

Canada’s National Health Insurance Program

Canada’s “national” health insurance program, a publicly funded single-payer system often referred to as “Medicare,” is designed to ensure that all Canadian residents have universal access to medically necessary hospital and physician services through the provincial and territorial health care insurance plans.

The Canada Health Act

The Canada Health Act is the federal legislation that provides the foundation for the Canadian health care system. The Act is administered by Health Canada, the federal department with primary responsibility for maintaining and improving the health of Canadians. However, neither the Canada Health Act nor Health Canada have direct authority to regulate the health insurance plans that give effect to the publicly funded health insurance system that is in place across the country. Instead, the Act establishes certain values and principles and sets out criteria and conditions that each publicly funded health insurance plan is required to meet in order to qualify for federal funding through the Canada Health Transfer. As federal funding is critical to the ability to fund “medically necessary” hospital and physician services, each provincial and territorial health insurance plan must satisfy the requirements of: public administration; universality; portability; comprehensiveness; and accessibility.

Notably, these requirements relate only to funding and administration and establish broad principles rather than a prescriptive code. In addition, the Canada Health Act is silent with respect to the delivery of health services and does not prohibit or discourage the delivery of insured health services by the private sector.  As a result, there is significant variation in the funding and administration of health insurance plans from one jurisdiction to another. However, most provinces permit the delivery of a broad range of publicly funded health services through a combination of both public and private providers.  Indeed, many publicly funded services in Canada are privately delivered.

The requirement that publicly funded health insurance plans be comprehensive requires that “medically necessary” hospital and physician services be covered.  If a service is determined to be “medically necessary” then the full cost of the service must be covered by the public plan. However, the term is not defined and the services that must be covered are intentionally and broadly defined in order to accommodate the ability of each province and territory to make its own coverage decisions within the context of its unique fiscal and political environment. Typically, such decisions are made in consultation with the relevant medical associations in the jurisdiction. However, determining whether a particular service is “medical necessary” is a determination that has both a fiscal and political dimension. Ultimately, these coverage decisions are decisions about the allocation of scarce public resources.

The products and services available to Canadians through the publicly funded health insurance system are supplemented by a wide array of health products and services that are not, as a general matter, subject to coverage under the public health insurance plans. For example, prescription drug coverage, dental services and vision care are generally provided on a private payer basis. However, many jurisdictions provide coverage for these types of services to seniors and those who face financial or other barriers to privately funded health care. There are also a growing number of providers offering non-medically necessary and other ancillary health services. Examples include elective surgical or cosmetic procedures.

Regulation of Health Professionals and Health Facilities

Health professionals and health care facilities are subject to federal laws of general application, but the regulation of such matters is largely a matter of provincial jurisdiction.

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Health Professionals

Through legislation, the provinces have delegated the regulation of health professionals to self-governing professional bodies (with varying degrees of discretion). Such legislation generally seeks to protect the public through a combination of “input regulations” that focus on who is entitled to provide a particular health service and “output regulations” that focus on the quality and delivery of the service being provided. Such regulations also generally include conflict of interest (or anti-kickback) provisions, as such matters are generally dealt with as part of the regulation of health professions rather than the regulation of health facilities.

Health industry participants offering a particular service need to understand how the service is regulated. If the service involves the performance of a regulated or controlled act (i.e., acts that can only be performed by a particular category or categories of regulated health professionals or their delegates) then the involvement of one or more duly qualified health professionals will likely be required. Also, it may be necessary to implement certain protocols and procedures in order to comply with the requirements of the regulatory colleges that govern the practices of any such professionals. Complying with such requirements can have significant commercial implications.

Health facilities

Operating a regulated health facility can be challenging and often involves a degree of regulatory risk.

Residential health care facilities other than hospitals, such as nursing homes, long-term care facilities, pharmacies, laboratories and specimen collection centers are, in most jurisdictions, privately owned and operated pursuant to provincial licenses and oversight. However, the degree to which such health facilities and other providers are regulated generally depends on the nature of the products and services being provided.

The operation of health facilities by private sector entities still typically involves some element of reimbursement through public funds. Where public funds are being used to acquire goods and services, additional accountability measures such as procurement requirement requirements often apply.

Regulation of Drugs

The process of obtaining marketing authorizations and approvals of prescription drugs is administered by Health Canada’s Therapeutic Products Directorate (TPD).

The TPD applies the Food and Drugs Act and the regulations applicable to prescription drugs to ensure that drug products sold in Canada are safe and effective. No drug product can be offered for sale in Canada unless and until, after review, it is issued a marketing authorization by Health Canada.

In addition to its review of drug products, Health Canada is responsible for the ongoing monitoring of drug products being sold in Canada, as well as the regulation of good manufacturing practices and establishment licenses, which are required in connection with the import, manufacture, distribution and/or sale of drug products.

The patented medicines prices review board

The Patented Medicines Prices Review Board (PMPRB) is an independent quasi-judicial body created in 1987 under amendments to the Patent Act. The PMPRB is responsible for regulating the prices that patentees charge for prescription and non-prescription patented drugs sold in Canada. Based on a review of the information required to be filed by a patentee, the PMPRB considers whether the price of a medicine appears excessive based on certain factors including: (i) the prices that the patented medicine is sold in the Canadian market; (ii) the prices at which other medicines in the same therapeutic class are sold in the Canadian market; and (iii) the prices at which the medicine and other medicines in the same therapeutic class have been sold in other countries other than Canada. If the PMPRB considers the price of a medicine appears excessive, revised pricing is the usual outcome.

Public Market access

Each province has a provincial drug plan that allows certain individuals to access drugs at a reduced cost. Products that will be paid for by the provincial government (in some provinces, for all residents, while in others for certain prescribed individuals such as seniors and individuals receiving social assistance), are typically listed on provincial formularies. For innovator products, the manufacturer negotiates the pricing for inclusion on the provincial formulary with the provincial government. For generic products, the price to be paid for the generic product is determined by a sliding scale of fixed prices related to when such products enter the market and the price of the innovator product (i.e., a percent of the price of the innovator pharmaceutical product depending on whether they are first, second or third entry products). If a drug is a generic product and listed as interchangeable on the provincial formulary, a pharmacist is permitted to dispense the interchangeable product for the innovator product. Under most provincial benefit plans, interchanging a generic product for the innovator product by pharmacists is mandatory and generally most provinces will only reimburse the pharmacist for the lowest cost interchangeable product. Government drug plans account for approximately 50% of all sales of prescription drugs in Canada.

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The scope and enforcement of each of these laws is uncertain and subject to constant change. Federal and provincial enforcement entities have significantly increased their scrutiny of healthcare companies and providers which has led to investigations, prosecutions, convictions and large settlements. Although we conduct our business in compliance with all applicable federal and provincial fraud and abuse laws, many of these laws are broadly worded and may be interpreted or applied in ways that cannot be predicted with any certainty. Therefore, we cannot assure you that our arrangements or business practices will not be subject to government scrutiny or will be found to be in compliance with applicable fraud and abuse laws. Further, responding to investigations can be time consuming and result in significant legal fees and can potentially divert management’s attention from the Company.

We are subject to the data privacy and security laws of Canada, and the failure to comply with these rules, or allegations that we have failed to do so, could result in civil or criminal sanctions.

In Canada, under the Personal Information Protection and Electronic Documents Act and under various provincial laws, comprehensive privacy laws have been introduced to protect the privacy of individuals from the undisclosed or non-consensual sharing of sensitive information for commercial purposes. As the gathering and use of information is such an integral component of our business, we must always be alert for and respond to changes in the information regulatory environment. The failure to comply with these rules, or allegations that we have failed to do so, could result in civil or criminal sanctions against us.

Following the intended acquisition, or opening, of one or more clinics or staffing primary healthcare practitioners in the United States, our centers may participate in the federal Medicare program and, as a result, we will need to comply with a number of additional federal regulatory requirements.

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, our clinics and multidisciplinary primary healthcare clinicians and practitioners, including any staffing we might pursue in affiliate clinics or eldercare centric homes in the United States, might participate in the federal Medicare and/or Medicaid programs.

Since 1992, Medicare has paid for the “medically necessary” services of physicians, non-physician practitioners, clinicians and certain other suppliers under a physician fee schedule, a system that pays for covered physicians’ services furnished to a person with Medicare Part B coverage. Under the physician fee schedule, relative values are assigned to each of more than 7,000 services to reflect the amount of work, the direct and indirect (overhead) practice expenses, and the malpractice expenses typically involved in furnishing that service. Each of these three relative value components is multiplied by a geographic adjustment factor to adjust the payment for variations in the costs of furnishing services in different localities. Relative value units, or RVUs, are summed for each service and then are multiplied by a fixed-dollar conversion factor to establish the payment amount for each service. The higher the number of RVUs assigned to a service, the higher the payment. Under the Medicare fee-for-service payment system, an individual can choose any licensed physician enrolled in Medicare and use the services of any healthcare provider or facility certified by Medicare.

CMS is required to limit the growth in spending under the physician fee schedule by a predetermined sustained growth rate, or SGR. If implemented as mandated, the SGR would result in significant payment reductions under the physician fee schedule. Every year since 2003, Congress has delayed application of the SGR, but we cannot predict with certainty whether it will continue to do so. Congress most recently delayed application of the SGR in the Protecting Access to Medicare Act of 2014, or PAMA, which became effective on April 1, 2014. In March of 2014 (prior to the passage of PAMA), CMS announced that the estimated physician fee schedule update for 2014 would be reduced by 20.9% due to the SGR formula. PAMA provides for the continuation of the 0.5% reimbursement increase to the physician payment schedule through December 31, 2014 (originally provided under the Pathway for SGR Reform Act of 2013), and also provides for no change to the physician fee schedule through March 31, 2015. Although several recent legislative proposals have sought to impose permanent or semi-permanent solutions to the SGR reductions, we cannot predict with certainty whether the SGR will be repealed or if another formula would be substituted and what form that might take. Repeal of the SGR could be offset by further reductions in Medicare payments, and any such reductions could have a material adverse effect on our business.

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Furthermore, the ACA reduces annual payment updates for certain providers and reduces Medicare payments for certain procedures, and the Budget Control Act of 2011, or BCA, requires automatic spending reductions for each fiscal year through 2021. As a result of the BCA and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs took effect in 2013. In particular, a 2% reduction in Medicare payments took effect on April 1, 2013 and has recently been extended for an additional two years beyond the original expiration date of 2021.

Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, we will be subject to CMS’ RAC program.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, introduced on a trial basis the use of RACs for the purpose of identifying and recouping Medicare overpayments and underpayments. Any overpayment received from Medicare is considered a debt owed to the federal government. In October 2008, CMS made the RAC program permanent. RACs review Medicare claims to determine whether such claims were appropriately reimbursed by Medicare. RACs engage in an automated review and in a complex review of claims. Automated reviews are conducted when a review of the medical record is not required and there is certainty that the service is not covered or is coded incorrectly. Complex reviews involve the review of all underlying medical records supporting the claim and are generally conducted where there is a high likelihood, but not certainty, that an overpayment has occurred. RACs are paid a contingency fee based on overpayments identified and collected.

A Medicare administrative contractor, or MAC, may suspend Medicare payments to a provider if it determines that an overpayment has occurred. When a Medicare claim for payment is filed, the MAC will notify the patient and the provider of its initial determination regarding reimbursement. The MAC may deny the claim for one of several reasons, including the lack of necessary information or lack of medical necessity for the services rendered. Providers may appeal any denials for claim payments.

Following the acquisition, or opening, of one or more clinics or staffing primary healthcare practitioners in the United States, any such reviews under the RAC program or denials by the MAC could have a material adverse effect on our results of operations.

Following the intended acquisition, or opening, of one or more clinics or staffing primary healthcare practitioners in the United States, we will be subject to the Anti-Kickback Statute, FCA, Civil Monetary Penalties statute and analogous provisions of applicable state laws and could face substantial penalties if we fail to comply with such laws.

Anti-Kickback Statute

Following the intended acquisition, or opening, of one or more clinics or staffing primary healthcare practitioners in the United States, if we are participants in the Medicare program, we will be subject to the Anti-kickback Statute. The Anti-Kickback Statute prohibits the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments or providing anything at less than its fair market value. The ACA amended the intent requirement of the Anti-Kickback Statute such that a person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violation the statute. Further, the ACA now provides that claims submitted in violation of the Anti-Kickback Statute constitute false or fraudulent claims for purposes of the civil False Claims Act, or FCA, including the failure to timely return an overpayment. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to influence the purchase, lease or ordering of healthcare items and services reimbursed by a governmental health program or state Medicaid program. Some of these state prohibitions apply to remuneration for referrals of healthcare items or services reimbursed by any third-party payor, including commercial payors.

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Following the intended acquisition, or opening, of one or more clinics or staffing primary healthcare practitioners in the United States, if we accept funds from governmental health programs, we will be subject to the Anti-Kickback Statute. Violations of the Anti-Kickback Statute can result in exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties, such as $25,000 per violation and up to three times the remuneration involved. If in violation, we may be required to enter into settlement agreements with the government to avoid such sanctions. Typically, such settlement agreements require substantial payments to the government in exchange for the government to release its claims, and may also require entry into a corporate integrity agreement, or CIA. Any such sanctions or obligations contained in a CIA could have a material adverse effect on our business, financial condition and results of operations.

False Claims Act

The federal civil FCA prohibits providers from, among other things, (1) knowingly presenting or causing to be presented, claims for payments from the Medicare, Medicaid or other federal healthcare programs that are false or fraudulent; (2) knowingly making, using or causing to be made or used, a false record or statement to get a false or fraudulent claim paid or approved by the federal government; or (3) knowingly making, using or causing to be made or used, a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government. The “qui tam” or “whistleblower” provisions of the FCA allow private individuals to bring actions under the FCA on behalf of the government. These private parties are entitled to share in any amounts recovered by the government, and, as a result, the number of “whistleblower” lawsuits that have been filed against providers has increased significantly in recent years. Defendants found to be liable under the FCA may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties ranging between $5,500 and $11,000 for each separate false claim.

There are many potential bases for liability under the FCA. The government has used the FCA to prosecute Medicare and other government healthcare program fraud such as coding errors, billing for services not provided, and providing care that is not medically necessary or that is substandard in quality. The ACA also provides that claims submitted in connection with patient referrals that results from violations of the Anti-Kickback Statute constitute false claims for the purpose of the FCA, and some courts have held that a violation of the Stark law can result in FCA liability, as well. In addition, a number of states have adopted their own false claims and whistleblower provisions whereby a private party may file a civil lawsuit in state court. Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, we will be required to provide information to our employees and certain contractors about state and federal false claims laws and whistleblower provisions and protections.

Civil Monetary Penalties Statute

The federal Civil Monetary Penalties statute prohibits, among other things, the offering or giving of remuneration to a Medicare or Medicaid beneficiary that the person or entity knows or should know is likely to influence the beneficiary’s selection of a particular provider or supplier of items or services reimbursable by a federal or state healthcare program.

The scope and enforcement of each of these laws is uncertain and subject to constant change. Federal and state enforcement entities have significantly increased their scrutiny of healthcare companies and providers which has led to investigations, prosecutions, convictions and large settlements. Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, although we intend to conduct our business in compliance with all applicable United States federal and state fraud and abuse laws, many of these laws are broadly worded and may be interpreted or applied in ways that cannot be predicted with any certainty. Therefore, we cannot assure you that our arrangements or business practices will not be subject to government scrutiny or will be found to be in compliance with applicable fraud and abuse laws. Further, responding to investigations can be time consuming and result in significant legal fees and can potentially divert management’s attention from the Company.

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Following the intended acquisition, or opening, of one or more clinics or staffing primary healthcare practitioners in the United States, we will be subject to the data privacy, security and breach notification requirements of HIPAA, HITECH and other data privacy and security laws, and the failure to comply with these rules, or allegations that we have failed to do so, could result in civil or criminal sanctions.

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, numerous federal and state laws and regulations, including HIPAA and HITECH, will govern the collection, dissemination, security, use and confidentiality of patient-identifiable health information. As required by HIPAA, HHS has adopted standards to protect the privacy and security of this health-related information. The HIPAA privacy regulations contain detailed requirements concerning the use and disclosure of individually identifiable health information and the grant of certain rights to patients with respect to such information by “covered entities.” The Company and each of our clinics is considered a covered entity under HIPAA. We will take actions to comply with the HIPAA privacy regulations including the creation and implementation of policies and procedures, staff training, execution of HIPAA-compliant contractual arrangements with certain service providers and various other measures. Although we believe we will be in substantial compliance, ongoing implementation and oversight of these measures involves significant time, effort and expense.

In addition to the privacy requirements, HIPAA covered entities must implement certain administrative, physical, and technical security standards to protect the integrity, confidentiality and availability of certain electronic health-related information received, maintained, or transmitted by covered entities or their business associates. Although we have taken actions in an effort to be in compliance with these security regulations, a security incident that bypasses our information security systems causing an information security breach, loss of PHI or other data subject to privacy laws or a material disruption of our operational systems could have a material adverse effect on our business, along with fines. Furthermore, ongoing implementation and oversight of these security measures involves significant time, effort and expense.

Further, HITECH, as implemented in part by an omnibus final rule published in the Federal Register on January 25, 2013, further requires that patients be notified of any unauthorized acquisition, access, use, or disclosure of their unsecured PHI that compromises the privacy or security of such information. HHS has established the presumption that all unauthorized uses or disclosures of unsecured PHI constitute breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised. HITECH and implementing regulations specify that such notifications must be made without unreasonable delay and in no case later than 60 calendar days after discovery of the breach. Breaches affecting 500 patients or more must be reported immediately to HHS, which will post the name of the breaching entity on its public website. Furthermore, breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS of such breaches at least annually. These breach notification requirements apply not only to unauthorized disclosures of unsecured PHI to outside third parties but also to unauthorized internal access to or use of such PHI.

The scope of the privacy and security requirements under HIPAA was substantially expanded by HITECH, which also increased penalties for violations. Penalties for violations of these laws vary. For instance, penalties for failure to comply with a requirement of HIPAA and HITECH vary significantly, and include significant civil monetary penalties and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. In addition, numerous breach incidents could lead to possible penalties in excess of $1.68 million. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain or malicious harm. The amount of penalty that may be assessed depends, in part, upon the culpability of the applicable covered entity or business associate in committing the violation. Some penalties for certain violations that were not due to “willful neglect” may be waived by the Secretary of HHS in whole or in part, to the extent that the payment of the penalty would be excessive relative to the violation. HITECH also authorized state attorneys general to file suit on behalf of residents of their states. Applicable courts may be able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. HITECH also mandates that the Secretary of HHS conduct periodic compliance audits of a cross-section of HIPAA covered entities and business associates. Every covered entity and business associate is subject to being audited, regardless of the entity’s compliance record.

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State laws may impose more protective privacy restrictions related to health information and may afford individuals a private right of action with respect to the violation of such laws. Both state and federal laws are subject to modification or enhancement of privacy protection at any time. We are subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These statutes vary and could impose additional requirements on us and more severe penalties for disclosures of health information. If we fail to comply with HIPAA, similar state laws or any new laws, including laws addressing data confidentiality, security or breach notification, we could incur substantial monetary penalties and substantial damage to our reputation.

States may also impose restrictions related to the confidentiality of personal information that is not considered PHI under HIPAA, including certain identifying information and financial information of our patients. Theses state laws may impose additional notification requirements in the event of a breach of such personal information. Failure to comply with such data confidentiality, security and breach notification laws may result in substantial monetary penalties.

HIPAA and HITECH also include standards for common healthcare electronic transactions and code sets, such as claims information, plan eligibility and payment information. Covered entities such as the Company and each of our centers will be required to conform to such transaction set standards.

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, if we fail to effectively and timely implement electronic health record systems, our operation could be adversely affected.

As required by the American Recovery and Reinvestment Act of 2009, the Secretary of HHS has developed and implemented an incentive payment program for eligible healthcare professionals that adopt and meaningfully use electronic health record, or EHR, technology. HHS uses the Provider Enrollment, Chain and Ownership System, or PECOS, to verify Medicare enrollment prior to making EHR incentive program payments. If our employed professionals are unable to meet the requirements for participation in the incentive payment program, including having an enrollment record in PECOS, we will not be eligible to receive incentive payments that could offset some of the costs of implementing EHR systems. Further, healthcare professionals that fail to demonstrate meaningful use of certified EHR technology are subject to reduced payments from Medicare. System conversions to comply with EHR could be time consuming and disruptive for physicians and employees. Failure to implement EHR systems effectively and in a timely manner could have a material adverse effect on our financial position and results of operations.

Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, we will convert certain of our clinical and patient accounting information system applications to newer versions of existing applications or altogether new applications. In connection with our implementation and conversions, we will likely incur capitalized costs and additional training and implementation expenses.

If we fail to comply with laws and regulations related to the protection of the environment and human health and safety, we could incur substantial penalties and fines.

We are subject to various federal, state and local and regulations relating to the protection of the environment and human health and safety, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. Some of our operations include the use, generations and disposal of hazardous materials. We also plan to acquire ownership in new facilities and properties, some of which may have had a history of commercial or other operations. We may, in the future, incur liability under environmental statutes and regulations with respect to contamination of sites we own or operate, including contamination caused by prior owners or operators of such sites, abutters or other persons, and the off-site disposal of hazardous substances. Violations of these laws and regulations may result in substantial civil penalties or fines.

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RISKS RELATED TO THE TELEMEDICINE PLATFORM AND OUR REMOTE MONITORING PLATFORM

Our telemedicine platform is currently under development and we may be unsuccessful in the commercialization of the telemedicine platform.

Our telemedicine platform and our remote patient monitoring platform, both of which are currently under development, is intended to provide patients with real-time access to third-party primary care medically licensed physicians and specialists in various disciplines as well as multidisciplinary health care clinicians. Telemedicine is transforming traditional approaches to all components of the health industry by providing ease of access and reduced costs for patients, particularly in areas with limited access to primary care licensed physicians, nurses, nurse practitioners, specialists and multidisciplinary primary care clinicians. Our advanced telemedicine platform intends to integrate certain medical devices, such as a blood pressure reading device, a derma scope and an ophthalmoscope otoscope, each of which can provide the doctor with real-time diagnostic data, greatly enhancing the doctor’s ability to provide the patient with an accurate diagnosis. Our telemedicine platform is intended to allow any type of health care clinic or location to install and utilize our telemedicine platform at a relatively low-cost point of entry.

The success of our telemedicine platform and our remote patient monitoring platform will highly be dependent upon our ability to develop relationships with both Canadian based and United States based medically licensed primary care providers and specialist in addition to multidisciplinary primary health care clinicians.

Our success will highly be dependent upon our ability to develop relationship with primary care medically licensed physicians, nurse practitioners, and specialists in addition to multidisciplinary primary health care clinicians and practitioners. If we cannot generate relationships with these medical professionals to translate into service contracts or license agreements for our telemedicine platform and remote patient monitoring platform, we may need to cease the development and commercialization of the telemedicine platform or the remote patient monitoring platform.

Our telemedicine platform and remote patient monitoring platform may not be accepted in the Canadian and United States marketplace.

Uncertainty exists as to whether our telemedicine platform and our remote patient monitoring platform will be accepted by potential users; including, but not limited to third-party Canadian based and United States based primary care medically licensed physicians and specialists in various medical disciplines, multidisciplinary primary care clinicians and practitioners; as well as patients. A number of factors may limit the market acceptance of our telemedicine platform and our remote patient monitoring platform, including the price of the services each offers relative to alternate products. There is a risk that primary care medically licensed physicians and specialists, multidisciplinary primary health care clinicians or patient acceptance will be encouraged to continue to use other products and/or methods instead of ours. We are assuming that, notwithstanding the fact that our telemedicine platform and remote patient monitoring platform will be new in the market, primary care medically licensed physicians and specialists, multidisciplinary health care clinicians, or patient acceptance will elect not to use our telemedicine platform and remote patient monitoring platform simply because it will provide ease of access and reduced costs for patients.

Primary care medically licensed physicians and specialists, multidisciplinary health care clinicians or patient need to be persuaded that our telemedicine platform and remote patient monitoring platform service is justified for the anticipated benefit, but there is no assurance that sufficient numbers of patients will be convinced to enable a successful market to develop for our telemedicine platform or our remote patient monitoring platform.

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In the event that we are not able to market and significantly increase the number of primary care medically licensed physicians and specialists, multidisciplinary health care clinicians, or patients that use our telemedicine platform or remote patient monitoring platform, or if we are unable to charge the necessary prices, we may need to cease operating the telemedicine platform or our remote patient monitoring platform.

Defects or malfunctions in our telemedicine platform or remote patient monitoring platform could hurt our reputation, sales and profitability.

The acceptance of our telemedicine platform or remote patient monitoring platform will depend upon its effectiveness and reliability. Each of our telemedicine platform and our remote patient monitoring platform will be complex and will be continually modified and improved, and as such may contain undetected defects or errors when first introduced or as new versions are released. To the extent that defects or errors cause our telemedicine platform or our remote patient monitoring platform to malfunction and our customers’ use of our telemedicine platform or our remote patient monitoring platform is interrupted, our reputation could suffer, and our potential revenues could decline or be delayed while such defects are remedied. We may also be subject to liability for the defects and malfunctions.

There can be no assurance that, despite our testing, errors will not be found in our telemedicine platform or our remote patient monitoring platform or new releases, resulting in loss of future revenues or delay in market acceptance, diversion of development resources, damage to our reputation, adverse litigation, or increased service, any of which would have a material adverse effect upon our business, operating results and financial condition.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

The operational success of our telemedicine platform and our remote patient monitoring platform will depend on the efficient and uninterrupted operation of our servers and communications systems. A failure of our network or data gathering procedures could impede services and could result in the loss of primary care medically licensed physician and specialists, multidisciplinary primary care clinicians or patients. While all our operations will have disaster recovery plans in place, they might not adequately protect us. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins and similar events at our computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service. In the event of a server failure, we could be required to transfer our client data collection operations to an alternative provider of server hosting services. Such a transfer could result in delays in our ability to deliver our products and services to our clients.

Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our businesses. Although, we plan to carry property and business interruption insurance for our business operations, our coverage might not be adequate to compensate us for all losses that may occur.

We face risks related to the storage of customers’ and their end users’ confidential and proprietary information.

Our telemedicine platform and our remote patient monitoring platform are being designed to maintain the confidentiality and security of our patients’ confidential and proprietary data stored on our server systems, which may include sensitive personal data. However, any accidental or willful security breaches or other unauthorized access to these data could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to. We may be unable to anticipate these techniques or implement adequate preventative or reactionary measures.

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We might incur substantial expense to further develop our telemedicine platform and our remote patient monitoring platform which may never become sufficiently successful.

Our growth strategy includes the successful launch of our telemedicine platform and our remote patient monitoring platform. Although management will take every precaution to ensure that our telemedicine platform and our remote patient monitoring platform will, with a high degree of likelihood, achieve commercial success, there can be no assurance that this will be the case. The causes for failure of our telemedicine platform or our remote patient monitoring platform, once commercialized, can be numerous, including:

●	market demand for our telemedicine platform and our remote patient monitoring platform proves to be smaller than we expect;

●	further telemedicine platform and remote patient monitoring platform development turns out to be costlier than anticipated or takes longer; our telemedicine platform and our remote patient monitoring platform requires significant adjustment post commercialization, rendering the telemedicine platform and the remote patient monitoring platform uneconomic or extending considerably the likely investment return period; additional regulatory requirements may increase the overall costs of the development; patent conflicts or unenforceable intellectual property rights; and primary care medically licensed physicians and specialists and clients may be unwilling to adopt and/or use our telemedicine platform.

●	Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

We cannot be certain that we will obtain patents for our telemedicine platform and technology or that such patents will protect us from competitors.

We believe that our success and competitive position will depend in part on our ability to obtain and maintain patents for our telemedicine platform, which is both costly and time consuming. We still are in the process to evaluate the patent potentials of our telemedicine platform. The Patent Office typically requires 12-24 months or more to process a patent application. There can be no assurance that any of our potential patent applications will be approved. There can be no assurance that any potential patent issued or licensed to us will provide us with protection against competitive products, protect us against changes in industry trends which we have may not have anticipated or otherwise protect the commercial viability of our telemedicine platform, or that challenges will not be instituted against the validity or enforceability of any of our future patents or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity of a patent and enforce it against infringement can be substantial. Even issued patents may later be modified or revoked by the Patent and Trademark Office or in legal proceedings. Patent applications in the United States and Canada are maintained in secrecy until the patent issues and, since publication of patents tends to lag behind actual discoveries, we cannot be certain that if we obtain patents for our product, we were the first creator of the inventions covered by a pending patent applications or the first to file patent applications on such inventions.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as federal, state and provincial regulations and laws specifically governing the internet and e-commerce. Existing and future laws and regulations may impede the growth of the use of the internet, availability of economic broadband access, or other online services, and increase the cost of providing our digital delivery of content and services. These regulations and laws may cover taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the internet and e-commerce. Unfavorable resolution of these issues may harm our business and results of operations.

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RISKS RELATED TO THE UNITED STATES REGULATORY SYSTEM AS TO MEDICAL CBD PRODUCTS

Possible yet unanticipated changes in federal and state law could cause any products that we intend to launch, containing hemp-derived CBD oil to be illegal, or could otherwise prohibit, limit or restrict any of our products containing CBD.

Until 2014, when 7 U.S. Code §5940 became federal law as part of the Agricultural Act of 2014 (the “2014 Farm Act”), products containing oils derived from hemp, notwithstanding a minimal or non-existing THC content, were classified as Schedule I illegal drugs. The 2014 Farm Act expired on September 30, 2018, and was thereafter replaced by the Agricultural Improvement Act of 2018 on December 20, 2018 (the “2018 Farm Act ”), which amended various sections of the U.S. Code, thereby removing hemp, defined as cannabis with less than 0.3% of THC, from Schedule 1 status under the Controlled Substances Act (“CSA”), and legalizing the cultivation and sale of hemp at the federal level, subject to compliance with certain federal requirements and state law, amongst other things. THC is the psychoactive component of plants in the cannabis family generally identified as marihuana or marijuana. We anticipate that our medical CBD products will be federally legal in the United States in that they will contain less than 0.3% of THC in compliance with the 2018 Farm Bill guidelines and will have no psychoactive effects on our patients and customers bodies. Notwithstanding, there is no assurance that the 2018 Farm Act will not be repealed or amended such that our products containing hemp-derived CBD would once again be deemed illegal under federal law.

The 2018 Farm Bill also shifted regulatory authority from the Drug Enforcement Administration to the Department of Agriculture. The 2018 Farm Bill did not change the United States Food and Drug Administration’s (“FDA”) oversight authority over CBD products. The 2018 Farm Act delegated the authority to the states to regulate and limit the production of hemp and hemp derived products within their territories. Although many states have adopted laws and regulations that allow for the production and sale of hemp and hemp derived products under certain circumstances, no assurance can be given that such state laws may not be repealed or amended such that our intended products containing hemp-derived CBD would once again be deemed illegal under the laws of one or more states now permitting such products, which in turn would render such intended products illegal in those states under federal law even if the federal law is unchanged. In the event of either repeal of federal or of state laws and regulations, or of amendments thereto that are adverse to our intended medical CBD products, we may be restricted or limited with respect to those products that we may sell or distribute, which could adversely impact our intended business plan with respect to such intended products.

Additionally, the FDA has indicated its view that certain types of products containing CBD may not be permissible under the United States Federal Food, Drug and Cosmetic Act (“FDCA”). The FDA’s position is related to its approval of Epidiolex, a marijuana-derived prescription medicine to be available in the United States. The active ingredient in Epidiolex is CBD. On December 20, 2018, after the passage of the 2018 Farm Bill, FDA Commissioner Scott Gottlieb issued a statement in which he reiterated the FDA’s position that, among other things, the FDA requires a cannabis product (hemp-derived or otherwise) that is marketed with a claim of therapeutic benefit, or with any other disease claim, to be approved by the FDA for its intended use before it may be introduced into interstate commerce and that the FDCA prohibits introducing into interstate commerce food products containing added CBD, and marketing products containing CBD as a dietary supplement, regardless of whether the substances are hemp-derived. Although we believe our existing and planned CBD product offerings comply with applicable federal and state laws and regulations, legal proceedings alleging violations of such laws could have a material adverse effect on our business, financial condition and results of operations.

FDA regulation could negatively affect the hemp industry, which would directly affect our financial condition.

The FDA may seek expanded regulation of hemp under the FDCA. Additionally, the FDA may issue rules and regulations, including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of hemp. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where hemp is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the hemp industry, including what costs, requirements and possible prohibitions may be enforced. If we or our partners are unable to comply with the regulations or registration as prescribed by the FDA, we and or our partners (including C2M) may be unable to continue to operate their and our business in its current or planned form or at all.

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Sources of hemp-derived CBD depend upon legality of cultivation, processing, marketing and sales of products derived from those plants under state law of the United States.

Hemp-derived CBD can only be legally produced in states that have laws and regulations that allow for such production and that comply with the 2018 Farm Act, apart from state laws legalizing and regulating medical and recreational cannabis or marijuana, which remains illegal under federal law and regulations. Initially, we intend to use hemp-derived CBD from growers and processors in Canada where such production is legal to produce our medical CBD products. Although hemp and hemp seeds may legally be imported into the United States, the importation of products containing THC, including CBD products, into the United States may be illegal if the CBD products cause THC to enter the human body. In that case, we will be required to purchase all of our hemp-derived CBD from licensed growers and processors in states in the United States where such production is legal. In addition, as described in the preceding risk factor, in the event of repeal or amendment of laws and regulations which are now favorable to the cannabis/hemp industry in such states, we would be required to locate new suppliers in states with laws and regulations that qualify under the 2018 Farm Act. If we were to be unsuccessful in arranging new sources of supply of our raw ingredients, or if our raw ingredients were to become legally unavailable, our intended business plan with respect to such products could be adversely impacted.

Because our distributors may only sell and ship our products containing hemp-derived CBD in states that have adopted laws and regulations qualifying under the 2018 Farm Act, a reduction in the number of states having such qualifying laws and regulations could limit, restrict or otherwise preclude the sale of intended products containing hemp-derived CBD.

The interstate shipment of hemp-derived CBD from one state to another is legal only where both states have laws and regulations that allow for the production and sale of such products and that qualify under the 2018 Farm Act. Therefore, the marketing and sale of our intended products containing hemp-derived CBD is limited by such factors and is restricted to such states. Although we believe we may lawfully sell any of our finished products, including those containing CBD, in a majority of states, a repeal or adverse amendment of laws and regulations that are now favorable to the distribution, marketing and sale of finished products we intend to sell could significantly limit, restrict or prevent us from generating revenue related to our products that contain hemp-derived CBD. Any such repeal or adverse amendment of now favorable laws and regulations could have an adverse impact on our business plan with respect to such products.

Due to recent expansion into the CBD industry, we may have a difficult time obtaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liability .

Insurance that is otherwise readily available, such as general liability, and directors and officer’s insurance, may become more difficult for us to find, and more expensive, due to our intended launch of certain products containing hemp-derived CBD. There are no guarantees that we will be able to find such insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

Our products may not meet health and safety standards or could become contaminated.

We have adopted various quality, environmental, health and safety standards. We do not have control over all of the third parties involved in the manufacturing of our products and their compliance with government health and safety standards. Even if our products meet these standards, they could otherwise become contaminated. A failure to meet these standards or contamination could occur in our operations or those of our manufacturers, distributors or suppliers. This could result in expensive production interruptions, recalls and liability claims. Moreover, negative publicity could be generated from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could negatively affect our business and financial performance.

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The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses.

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury. Our products contain combinations of ingredients, and there is little long-term experience with the effect of these combinations. In addition, interactions of these products with other products, prescription medicines and over-the-counter drugs have not been fully explored or understood and may have unintended consequences. While our third-party manufacturers perform tests in connection with the formulations of our products, these tests are not designed to evaluate the inherent safety of our products.

Any product liability claim may increase our costs and adversely affect our revenue and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

Confusion between legal CBD and illegal Cannabis

There is risk that confusion or uncertainty surrounding our products with regulated cannabis could occur on the state or federal level and impact us. We may have difficulty with establishing banking relationships, working with investment banks and brokers who would be willing to offer and sell our securities or accept deposits from shareholders, and auditors willing to certify our financial statements if we are confused with businesses that are in the cannabis business. Any of these additional factors, should they occur, could also affect our business, prospects, assets or results of operation could have a material adverse effect on the business, prospects, results of operations or financial condition of the Company.

RISKS RELATED TO OUR COMMON STOCK AND OUR STATUS AS A PUBLIC COMPANY.

As a result of being a public company, we are subject to additional reporting and corporate governance requirements that will require additional management time, resources and expense.

As a public company we are obligated to file with the SEC annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are also subject to other reporting and corporate governance requirements under the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, all of which impose significant compliance and reporting obligations upon us and require us to incur additional expense in order to fulfill such obligations.

RISKS RELATING TO OUR COMMON STOCK AND THE OFFERING

Trading on the OTC Markets is volatile and sporadic, which could depress the market price of our common stock and make it difficult for our security holders to resell their common stock .

Our common stock is quoted on the OTCQB tier of the OTC Markets. Trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Markets is not a stock exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a quotation system like Nasdaq Capital Market or a stock exchange like the NYSE American. These factors may result in investors having difficulty reselling any shares of our common stock.

Our stock price is likely to be highly volatile because of several factors, including a limited public float.

The market price of our common stock has been volatile in the past and the market price of our common stock is likely to be highly volatile in the future. You may not be able to resell shares of our common stock following periods of volatility because of the market’s adverse reaction to volatility.

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Other factors that could cause such volatility may include, among other things:

●	actual or anticipated fluctuations in our operating results;

●	the absence of securities analysts covering us and distributing research and recommendations about us;

●	we may have a low trading volume for a number of reasons, including that a large portion of our stock is closely held;

●	overall stock market fluctuations;

●	announcements concerning our business or those of our competitors;

●	actual or perceived limitations on our ability to raise capital when we require it, and to raise such capital on favorable terms;

●	conditions or trends in the industry;

●	litigation;

●	changes in market valuations of other similar companies;

●	future sales of common stock;

●	departure of key personnel or failure to hire key personnel; and

●	general market conditions.

Any of these factors could have a significant and adverse impact on the market price of our common stock and/or warrants . In addition, the stock market in general has at times experienced extreme volatility and rapid decline that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and/or warrants , regardless of our actual operating performance.

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Our Shares have not been registered under the Securities Act of 1933, or the Securities Act, and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Shares or find an exemption under the securities laws of each state in which we offer the Shares, each investor may have the right to rescind his, her or its purchase of the Shares and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

Our common stock is a “penny stock” under SEC rules. It may be more difficult to resell securities classified as “penny stock.”

Our common stock is a “penny stock” under applicable SEC rules (generally defined as non-exchange traded stock with a per-share price below $5.00). Unless we successfully list our common stock on a national securities exchange, or achieve a per-share price above $5.00, these “penny stock” rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

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Legal remedies available to an investor in “penny stocks” may include the following:

●	If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

●	If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our common stock will not be classified as a “penny stock” in the future.

If we fail to maintain effective internal control over financial reporting, the price of our securities may be adversely affected.

Our internal control over financial reporting have weaknesses and conditions that require correction or remediation. For the year ended August 31, 2019, we identified a material weakness in our assessment of the effectiveness of disclosure controls and procedures. We did not effectively segregate certain accounting duties. Currently, we contract with an outside certified public accountant to assist us in maintaining our disclosure controls and procedures and the preparation of our financial statements for the foreseeable future. We plan to increase the size of our accounting staff at the appropriate time for our business and its size to ameliorate our concern that we do not effectively segregate certain accounting duties, which we believe would resolve the material weakness in disclosure controls and procedures, but there can be no assurances as to the timing of any such action or that we will be able to do so.

We are required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act and if we fail to continue to comply, our business could be harmed and the price of our securities could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act require an annual assessment of internal control over financial reporting, and for certain issuers an attestation of this assessment by the issuer’s independent registered public accounting firm. The standards that must be met for management to assess the internal control over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards. We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis. In the event that our Chief Executive Officer or Chief Financial Officer determines that our internal control over financial reporting is not effective as defined under

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Section 404, we cannot predict how regulators will react or how the market prices of our securities will be affected; however, we believe that there is a risk that investor confidence and the market value of our securities may be negatively affected.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate stockholders may sell freely after six months, subject only to the current public information requirement. Affiliates may sell after six months, subject to the Rule 144 volume, manner of sale (for equity securities), current public information, and notice requirements. Of the approximately 233,011,454 shares of our common stock outstanding as of June 29, 2020, approximately 29,861,060 common shares are tradable without restriction. Given the limited trading of our common stock, resale of even a small number of shares of our common stock pursuant to Rule 144 or an effective registration statement may adversely affect the market price of our common stock.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of shares of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price per share will be substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $1.37 per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, if we issue additional equity securities, you will experience additional dilution.

Fiduciaries investing the assets of a trust or pension or profit sharing plan must carefully assess an investment in our Company to ensure compliance with ERISA.

In considering an investment in the Company of a portion of the assets of a trust or a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of ERISA; (ii) whether the investment is prudent, since the Shares are not freely transferable and there may not be a market created in which the Shares may be sold or otherwise disposed; and (iii) whether interests in the Company or the underlying assets owned by the Company constitute “Plan Assets” under ERISA. See “ERISA Consideration.”

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The principal purposes of this offering is to raise additional capital. We currently intend to use the proceeds we receive from this offering after deducting estimated underwriting discounts and commissions and fees and expenses associated with qualification of Offering under Regulation A, including legal, auditing, accounting, transfer agent, and other professional fees, primarily for the (i) funding of possible strategic acquisition opportunities, (ii) funding of marketing expenses, and (iii) working capital and general corporate purposes. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

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Provisions of our amended and restated articles of incorporation and bylaws may delay or prevent a takeover which may not be in the best interests of our stockholders.

Provisions of our amended and restated articles of incorporation and our bylaws, as amended, may be deemed to have anti-takeover effects, which include when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt. Further, our amended and restated articles of incorporation authorize the issuance of up to 1,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors in their sole discretion. Our board of directors may, without stockholder approval, issue series of preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our common stock.

DETERMINATION OF OFFERING PRICE

The public offering price of the Shares was solely determined by us. That public offering price is subject to change as a result of market conditions and other factors. The principal factors considered in determining the public offering price of the shares included:

●	the information in this Offering Circular and otherwise available to us, including our financial information;

●	the history and the prospects for the industry in which we compete;

●	the ability of our management;

●	the prospects for our future earnings;

●	the present state of our development and our current financial condition;

●	the general condition of the economy and the securities markets in the United States at the time of this offering;

●	the market price of our common stock quoted on the OTCQB;

●	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

●	other factors as were deemed relevant.

DIVIDEND POLICY

We have not declared or paid dividends on our common stock since our formation, and we do not anticipate paying dividends in the foreseeable future. Declaration or payment of dividends, if any, in the future, will be at the discretion of our Board of Directors and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the Board of Directors. There are no contractual restrictions on our ability to declare or pay dividends. Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock expecting to receive cash dividends. Since we do not anticipate paying dividends, and if we are not successful in establishing an orderly public trading market for our shares, then you may not have any manner to liquidate or receive any payment on your investment. Therefore, our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we may not pay dividends in the foreseeable future, we may have trouble raising additional funds which could affect our ability to expand our business operations.

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MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the OTCQB tier of the OTC Markets Group under the symbol, “NVOS.” The OTC Market is a computer network that provides information on current “bids” and “asks,” as well as volume information.

The following table sets forth the range of high and low closing bid quotations for our common stock for each of the periods indicated as reported by the OTC Markets. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Bid Prices
	Low	High
FISCAL 2018

First Quarter (September 1, 2017 through November 30, 2017)	$0.27	$0.79
Second Quarter (December 1, 2017 through February 28, 2018)	$0.105	$0.48
Third Quarter (March 1, 2018 through May 31, 2018)	$0.30	$0.74
Fourth Quarter (June 1, 2018 through August 31, 2018)	$0.40	$1.05

FISCAL 2019

First Quarter (September 1, 2018 through November 30, 2018)	$0.82	$2.10
Second Quarter (December 1, 2018 through February 28, 2019)	$1.36	$2.10
Third Quarter (March 1, 2019 through May 31, 2019)	$1.02	$1.64
Fourth Quarter (June 1, 2019 through August 31, 2019)	$0.34	$1.37

FISCAL 2020

First Quarter (September 1, 2019 through November 30, 2019)	$0.30	$0.70
Second Quarter (December 1, 2019 through February 29, 2020)	$0.30	$0.76
Third Quarter (March 1, 2020 through May 31, 2020)	$0.144	$0.36

On June 26, 2020, the closing price of our common stock as reported on the OTCQB was $0.24 per share.

Holders of Common Stock

As of June 29, 2020, there were approximately 233,011,454 shares of common stock issued and outstanding and 529 record holders of our common stock. The number of record holders does not include beneficial owners of common stock whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

We have not paid any cash dividends on our common stock and do not currently anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business.

We have 10,000,000 shares of common stock authorized and 9,875,000 reserved for issuance under equity compensation plans.

Stock Issuances

During the fiscal year ended August 31, 2018, the Company:

●	issued 384,110 shares of common stock for the acquisition of Executive Fitness Leaders valued at $233,155. The value was based on the closing price of the Company’s common stock on the acquisition date. The shares were issued on December 5, 2017;

●	issued 12,452,356 shares of common stock for the conversion of debt totaling $5,122,899. The per share price used for the conversion was $0.4114 which was determined as the average price of the five (5) trading days immediately preceding the date of conversion with a 10% premium added to the calculated per share price. The shares were issued on February 9, 2018;

●	issued 25,104 shares of common stock for a $15,564 for cash proceeds of $15,564; and

●	cancelled 6,817,084 shares of common stock for no consideration that were being held as security in connection with a loan agreement.

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During the fiscal year ended August 31, 2019, the Company engaged in the following stock issuances:

●	On November 16, 2018, the Company sold 545,575 restricted shares of common stock to an accredited investor residing outside of the United Stated for a purchase price of $501,929. The shares were issued on November 20, 2018.

●	On November 16, 2018, the Company sold 17,647 restricted shares of common stock to an accredited investor for a purchase price of $30,000. The shares were issued on November 20, 2018.

●	On December 18, 2018, the Company sold 2,029,620 restricted shares of common stock to an accredited investor for a purchase price of $1,867,250. The shares were issued on December 20, 2018.

●	On January 15, 2019, the Company sold 115,271 restricted shares of common stock to an accredited investor for a purchase price of $180,744. The shares were issued on January 18, 2019.

●	On January 30, 2019, the Company issued 12,000,000 restricted shares of common stock to 2478659 Ontario Ltd in connection with entry into a Joint Venture Assignment Agreement, dated January 8, 2019. The shares had a value of $21,600,000.

●	On March 4, 2019, the Company issued 458,349 restricted shares of its common stock to Cloud DX in connection with entry into a Software License Agreement, dated February 26, 2019. Such shares had a value of CAD$1,000,000 (approximately $758,567 as of February 26, 2019).

●	On April 3, 2019, the Company sold 116,078 restricted shares of common stock to an accredited investor for a purchase price of $149,740. The shares were issued on April 5, 2019.

●	On April 19, 2019, the Company sold 89,712 restricted shares of common stock to an accredited investor for a purchase price of $112,140. The shares were issued on April 24, 2019.

●	On April 30, 2019, the Company sold 170,941 restricted shares of common stock to an accredited investor for a purchase price of $200,000. The shares were issued on May 7, 2019.

●	On May 1, 2019, the Company sold 32,100 restricted shares of common stock to an accredited investor for a purchase price of $37,235. The shares were issued on May 3, 2019.

●	On May 3, 2019, the Company sold 128,500 restricted shares of common stock to an accredited investor for a purchase price of $149,060. The shares were issued on May 3, 2019.

●	On June 4, 2019, the Company sold 21,413 restricted shares of common stock to an accredited investor for a purchase price of $22,268. The shares were issued on June 6, 2019.

●	On July 26, 2019, the Company issued 84,558 restricted shares of common stock to Societe Professionnelle de Physiotherapie M Dignard carrying on business as Action Plus Physiotherapy Plus Rockland “APPR”) in connection with entry into an Asset Purchase Agreement, dated July 22, 2019. Such shares had a value of CAD$125,000 (approximately $95,550 as of July 19, 2019).

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During the period from September 1, 2019 through June 29, 2020, the Company engaged in the following stock issuances:

●	On October 12, 2019, the Company sold 235,400 restricted shares of common stock to an accredited investor for a purchase price of $75,328. The shares were issued on October 15, 2019

●	On October 19, 2019, the Company sold 118,969 restricted shares of common stock to an accredited investor for a purchase price of $38,071. The shares were issued on October 22, 2019.

●	On December 20, 2019, the Company issued 8,000,000 restricted shares of common stock to 2731861 Ontario Corp. in connection with entry into an Intellectual Property Asset Purchase Agreement, dated December 17, 2019, Such shares had a value of CAD$3,989,530 (approximately $5,248,000 as of December 17, 2019).

●	On March 13, 2020 the Company issued 965,578 restricted shares of common stock to Cloud DX in connection with entry into that certain First Amendment with Cloud DX, dated March 9, 2020 and effective March 6, 2020, to the Cloud DX Perpetual Software License Agreement, originally dated February 26, 2019. Such shares had a value of $386,231.

Except for the issuances made on March 4, 2019 and March 13, 2020, the above issuances and sales were made pursuant to an exemption from registration as set forth in Regulation S under the Securities Act. The issuances involved an offer and sale of securities outside the United States. The offers and sales were made in offshore transactions and no directed selling efforts were made by the issuer, a distributor, their affiliates or any persons acting on their behalf. The issuances on March 4, 2019 and March 13, 2020 were made pursuant to an exemption from registration as set forth in 506 of Regulation D and Section 4(2) of the Securities Act.

ITEM 4: DILUTION

DILUTION

Dilution is the amount by which the offering price paid by purchasers of common stock sold in this offering will exceed the pro forma net tangible book value per share of common stock after the offering. As of February 29, 2020, our net tangible book value was approximately $2,074,633, or $.01 per share. Net tangible book value is the value of our total tangible assets less total liabilities. This section assumes the exercise of options to purchase 10,095,000 shares of Common Stock of the Company at an average exercise price of $0.302 per share.

Based on the initial offering price of $1.50 per one share of common stock, on an as adjusted basis as of February 29, 2020, after giving effect to the assumed exercise of options to purchase common stock, and the offering of shares of common stock and the application of the related net proceeds, our net tangible book value would be:

(i) $34,175,383, or $0.13 per share of common stock, assuming the sale of 100% of the shares offered (20,000,000 shares) with net proceeds in the amount of $29,055,000 after deducting estimated broker commissions of $600,000 and estimated offering expenses of $345,000;

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(ii) $26,825,383, or $0.10 per share of common stock, assuming the sale of 75% of the shares offered (15,000,000 shares) with net proceeds in the amount of $21,705,000 after deducting estimated broker commissions of $450,000 and estimated offering expenses of $345,000;

(iii) $19,475,383, or $0.08 per share of common stock, assuming the sale of 50% of the shares offered (10,000,000 shares) with net proceeds in the amount of $14,355,000 after deducting estimated broker commissions of $300,000 and estimated offering expenses of $345,000; and

(iv) $12,125,383, or $0.05 per share of common stock, assuming the sale of 25% of the shares offered (5,000,000 shares) with net proceeds in the amount of $7,005,000 after deducting estimated broker commissions of $150,000 and estimated offering expenses of $345,000.

Purchasers of shares of common stock in this offering will experience immediate and substantial dilution in net tangible book value per share for financial accounting purposes, as illustrated in the following table on an approximate dollar per share basis, depending upon whether we sell 100%, 75%, 50%, or 25% of the shares being offered in this offering:

Percentage of offering shares of common stock sold	100%	75%	50%	25%
Offering price per share of common stock	$1.50	$1.50	$1.50	$1.50
Net tangible book value per share of common stock before this offering	$0.01	$0.01	$0.01	$0.01
Increase in net tangible book value per share attributable to new investors	$0.12	$0.09	$0.07	$0.04
Pro forma net tangible book value per share after this offering	$0.13	$0.10	$0.08	$0.05
Immediate dilution in net tangible book value per share to new investors	$1.37	$1.40	$1.42	$1.45

The following tables sets forth depending upon whether we sell 100%, 75%, 50%, or 25% of the shares being offered in this offering, as of February 29, 2020, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, after giving pro forma effect to the assumed exercise of options to purchase common stock and the new investors in this offering at the offering price of $1.50 per share of common stock, together with the total consideration paid an average price per share paid by each of these groups, before deducting estimated broker commissions and estimated offering expenses.

	100% of the Shares Sold
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders as of February 29, 2020	232,045,876	88.52%	$30,300,048	47.83%	$0.13
Assumed exercise of options to purchase common stock prior to the Offering	10,095,000	3.85%	$3,045,700	4.81%	$0.30
New investors	20,000,000	7.63%	$30,000,000	47.36%	$1.50
Total	262,140,876	100.0%	$63,345,798	100.0%	$0.24

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	75% of the Shares Sold
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders as of February 29, 2020	232,045,876	90.24%	$30,300,048	54.26%	$0.13
Assumed exercise of options to purchase common stock prior to the Offering	10,095,000	3.93%	$3,045,750	5.45%	$0.30
New investors	15,000,000	5.83%	$22,500,000	40.29%	$1.50
Total	257,140,876	100.0%	$55,845,798	100.0%	$0.22

	50% of the Shares Sold
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders as of February 29, 2020	232,045,876	92.03%	$30,300,048	62.67%	$0.13
Assumed exercise of options to purchase common stock prior to the Offering	10,095,000	4.00%	$3,045,750	6.30%	$.030
New investors	10,000,000	3.97%	$15,000,000	31.03%	$1.50
Total	252,140,876	100.0%	$48,345,798	100.0%	$0.19

	25% of the Shares Sold
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders as of February 29, 2020	232,045,876	93.89%	$30,300,048	74.18%	$0.13
Assumed exercise of options to purchase common stock prior to the Offering	10,095,000	4.08%	$3,045,750	7.46%	$0.30
New investors	5,000,000	2.03%	$7,500,000	18.36%	$1.50
Total	247,140,876	100.0%	$40,845,798	100.0%	$0.17

The foregoing discussion and tables assume immediately prior to the completion of this Offering the exercise of all outstanding options to purchase 10,095,000 shares of Common Stock at a weighted-average exercise price of $0.302 per share.

ITEM 5: PLAN OF DISTRIBUTION

The Offering will be Sold by Our Officers and Directors

We are offering up to a total of 20,000,000 shares (“Shares”) of common stock. The Shares being offered by the Company will be sold at the fixed price of $1.50 per share until the completion of this Offering. We expect to commence the sale of the Shares as of the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the SEC. The Offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 90 days after the date that this Offering is deemed qualified by the SEC, unless sooner terminated or extended for additional 90 day-incremental periods in the sole discretion of the Company. The initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 24 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A. There are no specific events which might trigger our decision to terminate the offering.

The Shares are being offered by us on a direct primary, self-underwritten basis (that is, without the use of a broker-dealer) and there can be no assurance that all or any of the Shares offered will be subscribed. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. There is no minimum offering required for this offering to close. The minimum investment amount per investor is $1,050 (700 shares of common stock); however, we can waive the minimum purchase requirement on a case to case basis in our sole discretion. The subscriptions, once received, are irrevocable.

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We cannot assure you that all or any of the Shares offered under this prospectus will be sold. No one has committed to purchase any of the Shares offered. Therefore, we may sell only a nominal amount of Shares, in which case our ability to execute our business plan might be negatively impacted. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

We will sell the Shares in this Offering through our officers and directors, who intend to offer them using this Offering Circular and a subscription agreement as the only materials to offer potential investors. The officers and directors that offer Shares on our behalf may be deemed to be underwriters of this offering within the meaning of Section 2(11) of the Securities Act. The officers and directors engaged in the sale of the securities will receive no commission from the sale of the Shares nor will they register as broker-dealers pursuant to Section 15 of the Exchange Act in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the Offering of the issuer’s securities and not be deemed to be a broker-dealer. Our officers and directors satisfy the requirements of Rule 3(a)4-1 in that:

●	They are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act, at the time of his or her participation;

●	They are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

●	They are not, at the time of their participation, an associated person of a broker-dealer; and

●	They meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not brokers or dealers, or an associated person of a broker or dealer, within the preceding 12 months; and (C) do not participate in selling and offering of securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

As long as we satisfy all of these conditions, we believe that we satisfy the requirements of Rule 3(a)4-1 of the Exchange Act.

As our officers and directors will sell the Shares being offered pursuant to this offering, Regulation M prohibits us and our officers and directors from certain types of trading activities during the time of distribution of our securities. Specifically, Regulation M prohibits our officers and directors from bidding for or purchasing any common stock or attempting to induce any other person to purchase any common stock, until the distribution of our securities pursuant to this offering has ended.

Broker-Dealer and Administrative Services

The Company has engaged Dalmore Group, LLC, a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA ("Dalmore"), to provide broker-dealer and administrative services related to  operations and compliance, but not underwriting or placement agent services, in all 50 states, District of Columbia and the territories of the United States in connection with this Offering.  The administrative services Dalmore will provide include the review of investor information, including Know Your Customer data, Anti-Money Laundering and other compliance checks, and the review of subscription agreements and investor information.  As compensation for these broker-dealer and administrative services, the Company has agreed to pay Dalmore a one-time setup fee in the amount of $10,000, plus a 1.0% commission on the aggregate amount raised by the Company in this Offerings, as described in the Broker-Dealer Agreement between the Company and Dalmore.

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We reserve the right to use licensed broker-dealers or members of FINRA, acting as underwriters or placement agents, in which event the broker-dealers will also conduct the Offering on a “best efforts” basis, and pay such broker-dealers a cash commission of up to 1.0% of the gross proceeds raised by such broker-dealers. For purposes of clarification, such commission would be in addition to the commission to be paid to Dalmore, resulting in a potential aggregate commission of up to 2.0% on the aggregate amount raised in this Offering.

Technology Services

The Company has engaged Novation Solutions Inc. dba Dealmaker (“Technology Agent”) to provide certain technology services to the Company in connection with the Offering, including the online platform of the Technology Agent. After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, the Offering will be conducted on the online platform of Novation Solutions Inc. dba Dealmaker through the Investor Relations page of our website at www.novointegrated.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price by ACH debit transfer or wire transfer to an account designated by the Company. There is no escrow established for this Offering. We will hold closings upon the receipt of investors' subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Offering, or (ii) the Termination Date. Funds will be promptly refunded without interest, for sales that are not consummated. We will pay certain itemized technology fees to Technology Agent for these services, including: (i) $5,000 for a one-time set up fee for the Test the Waters Landing Page; (ii) $10,000 for a one-time set up fee for the DealMaker Platform; and (iii) assuming up to 7,000 subscribers, $20.00 per investor for a one-time accounting fee (investor onboarding) upon receipt of funds (the “Invest Now” button fee). Technology Agent is not participating as an underwriter or placement agent of the Offering and will not solicit any investment in the company, recommend the Company’s securities, or provide investment advice to any prospective investor, or distribute the Offering Circular or other offering materials to investors. All inquiries regarding this offering or escrow should be made directly to the Company or the Placement Agent.

Transfer Agent and Registrar

Pacific Stock Transfer Company (“Transfer Agent”) is our transfer agent and registrar for our common stock in this Offering.

The Transfer Agent’s address is at 6725 Via Austi Parkway, Suite 300, Las Vegas, Nevada 89119 and its telephone number is (702) 361-3033.

We will pay certain itemized fees to the Transfer Agent for these transfer agent services, including (i) $2,000 for the first closing of this Offering and $1,000 per additional closing of this Offering to cover transfer agent closing costs and (ii) an ongoing account maintenance fee per month depending on the number of holder accounts as set forth below to cover the administration of services in accordance with that certain Transfer Agent and Registrar Agreement, dated February 10, 2020, between Transfer Agent and the Company:

From 1 to 1,000 holder accounts	$500 per month
From 1,001 to 3,000 holder accounts	$600 per month
From 3,001 to 5,000 holder accounts	$700 per month
From 5,001 to 7,000 holder accounts	$800 per month
From 7,001 to 9,000 holder accounts	$900 per month
From 9,001 to 11,000 holder accounts	$1,000 per month
From 11,001 to 15,000 holder accounts	$1,100 per month
From 15,001 + holder accounts	$1,200 per month

The monthly ongoing account maintenance fee includes Deposit/Withdrawal at Custodian (DWAC) services including Direct Registration System (DRS)/DWAC monthly maintenance and issuances. DWAC is an electronic transaction system run by The Depository Trust Company (DTC) that makes it possible to transfer new shares or paper share certificates between broker/dealers or custodial banks, the DTC participants, and the issuer's transfer agent.

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A service fee of $100 will be charged by the Transfer Agent to the shareholder to process a DRS or DWAC transaction. In addition, a fee of $25 will be charged by the Transfer Agent to a shareholder to issue shares in certificated form.

Stock Certificates

Ownership of the Shares will be “book-entry” only form, meaning that ownership interests shall be recorded by the Transfer Agent, and kept only on the books and records of Transfer Agent. There will be no cost to the Subscriber to hold the shares, in book entry, on the books of the company. No physical certificates shall be issued, nor received, by Transfer Agent or any other person. The Transfer Agent records and maintains securities of Company in book-entry form only. Book-entry form means the Transfer Agent maintains shares on an investor’s behalf without issuing or receiving physical certificates. Securities that are held in un-certificated book-entry form have the same rights and privileges as those held in certificate form, but the added convenience of electronic transactions (e.g. transferring ownership positions between a broker-dealer and the Transfer Agent), as well as reducing risks and costs required to store, manage, process and replace lost or stolen securities certificates. Transfer Agent shall send out email confirmations of positions and notifications of changes “from” Company upon each and every event affecting any person’s ownership interest, with a footer referencing Transfer Agent.

ERISA Considerations

Special considerations apply when contemplating the purchase of Shares of our common stock on behalf of employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”). A person considering the purchase of the Shares on behalf of a Plan is urged to consult with tax and ERISA counsel regarding the effect of such purchase and, further, to determine that such a purchase will not result in a prohibited transaction under ERISA, the Code or a violation of some other provision of ERISA, the Code or other applicable law. We will rely on such determination made by such persons, although no Shares of our common stock will be sold to any Plans if management believes that such sale will result in a prohibited transaction under ERISA or the Code.

Foreign Regulatory Restrictions on Purchase of the Shares

We have not taken any action to permit a public offering of our Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of Shares and the distribution of the prospectus outside the United States.

Investment Amount Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the offering. The only investor in this offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:

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(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below on how to calculate your net worth);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, as amended, or the Investment Company Act, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Shares; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Offering Period and Expiration Date

We expect to commence the sale of the Shares as of the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the SEC. The Offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 90 days after the date that this Offering is deemed qualified by the SEC, unless sooner terminated or extended for additional 90 day-incremental periods in the sole discretion of the Company (“Termination Date”). The initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 24 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A.

Testing the Waters

We will use our existing website, www.novointegrated.com to provide notification of this anticipated Offering. Prior to the qualification of the Offering by the SEC, if you desire information about this anticipated Offering, you may go to the Investor Relations page at www.novointegrated.com and click on the “Reserve Your Shares” button (our website will redirect you, as a prospective investor, via the “Reserve Your Shares” button to our online platform landing page on the website) where prospective investors are asked to provide certain information about themselves, such as his, her or its name, phone number, e-mail address, zip code and the amount of shares of interest, constituting a non-binding indication of interest (“Potential Investors”). This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on our online platform. All Potential Investors have received and will continue to receive a series of comprehensive educational emails explaining the entire process and procedures for subscribing in the Offering and “what to expect” on our online platform. Upon qualification by the SEC, Potential Investors will be invited to participate in subscribing in the Offering (set forth below).

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Procedures for Subscribing

After the qualification by the SEC of the Offering Statement of which this Offering Circular is a part, if you decide to subscribe for any Shares in this Offering, you should:

Go to the Investor Relations page of our website at www.novointegrated.com and click on the “Invest” button (our website will redirect you, as an investor, via the “Invest” button to our online platform landing page on the website) and follow the links and procedures as described on the website to invest.

1.	Electronically receive, review, execute and deliver to us a Subscription Agreement; and

2.	Deliver funds via ACH or wire transfer (or by such alternative payment method as may be indicated on our online platform) for the amount set forth in the Subscription Agreement directly to an account designated by the Company.

The website will direct interested investors to receive (upon their acknowledgement that they have had the opportunity to review this Offering Circular), review, execute and deliver subscription agreements electronically.

Any potential investor will have ample time to review the Subscription Agreement, along with their counsel, prior to making any final investment decision. We will not accept any money until the SEC declares the Offering Statement of which this Offering Circular forms a part as qualified.

We anticipate that we may hold one or more closings for purchases of the Shares until the offering is fully subscribed or we terminate the Offering. Participating broker-dealers will submit a subscriber’s form(s) of payment generally by noon of the next business day following receipt of the subscriber’s subscription agreement and form(s) of payment.

You will be required to represent and warrant in your subscription agreement that you are an accredited investor as defined under Rule 501 of Regulation D or that your investment in the shares of common stock does not exceed 10% of your net worth or annual income, whichever is greater, if you are a natural person, or 10% of your revenues or net assets, whichever is greater, calculated as of your most recent fiscal year if you are a non-natural person. By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this Offering Circular, you are purchasing the shares of common stock for your own account and that your rights and responsibilities regarding your shares of common stock will be governed by our chart and bylaws, each filed as an exhibit to the Offering Circular of which this Offering Circular is a part.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to an account designated by the Company, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

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NOTE: For the purposes of calculating your Net Worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

In order to purchase Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Selling Restrictions

Notice to prospective investors in Canada

The offering of the Shares in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the Common Stock may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the Shares in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the Shares is offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the Shares by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Shares outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of Shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

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Each person in a Relevant Member State who initially acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This offering circular has been prepared on the basis that any offer of Shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of Shares which are the subject of the offering contemplated in this offering circular may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. The Company has not authorized, nor does it authorize, the making of any offer of Shares in circumstances in which an obligation arises for the Company to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

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Neither this document nor any other offering or marketing material relating to this offering, the Company, the Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering circular relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This offering circular is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this offering circular nor taken steps to verify the information set forth herein and has no responsibility for the offering circular. The Shares to which this offering circular relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Shares offered should conduct their own due diligence on the Shares. If you do not understand the contents of this offering circular you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This offering circular does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Shares must observe such Australian on-sale restrictions.

This offering circular contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering circular is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

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Notice to prospective investors in China

This offering circular does not constitute a public offer of the Shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The Shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Hong Kong

The Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

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ITEM 6: USE OF PROCEEDS TO ISSUER

We intend to use the net proceeds for the following purposes in the following order: (a) first towards the fees and expenses associated with qualification of Offering under Regulation A of up to $345,000, including legal, auditing, accounting, transfer agent, and other professional fees; (b) second towards the funding of (i) possible strategic acquisition opportunities and (ii) marketing expenses; and (c) the balance towards working capital and general corporate purposes. In the event that we sell less than the maximum shares offered in the Offering, our first priority is to pay fees associated with the qualification of this Offering under Regulation A. No proceeds will be used to compensate or otherwise make payments to officers or directors except for ordinary payments under employment or consulting agreements.

If all of the Shares are sold in this Offering on a “self-underwritten” basis through our officers and directors with the assistance of Dalmore for compliance brokerage services (but without utilizing broker-dealers acting as underwriters or placement agents) to sell the Shares, we expect to receive net proceeds from this Offering of approximately $29,700,000 after deducting estimated underwriting discounts and commissions to Dalmore in the amount of $300,000 (1.0% of the gross proceeds of the Offering). If all of the Shares are sold in this Offering with the assistance of Dalmore for compliance brokerage services and through broker-dealers acting as underwriters or placement agents, we expect to receive net proceeds from this Offering of approximately $29,400,000 after deducting estimated underwriting discounts and commissions to Dalmore and the broker-dealers in the amount of $600,000 (2.0% of the gross proceeds of the Offering). However, we cannot guarantee that we will sell all of the Shares being offered by us. The following table summarizes how we anticipate using the gross proceeds of this Offering assuming the Shares are sold in this Offering with the assistance of Dalmore and through broker-dealers acting as underwriters or placement agents, depending upon whether we sell 25%, 50%, 75%, or 100% of the shares being offered in the Offering:

	If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
Gross Proceeds	$7,500,000	$15,000,000	$22,500,000	$30,000,000
Offering Expenses (Underwriting Discounts and Commissions to broker dealers)	$(150,000)	$(300,000)	$(450,000)	$(600,000)

Net Proceeds	$7,350,000	$14,700,000	$22,050,000	$29,400,000

Our intended use of the net proceeds is as follows:
Fees for Qualification of Offering under Regulation A (includes legal, auditing, accounting, transfer agent, and other professional fees)	$(345,000)	$(345,000)	$(345,000)	$(345,000)
Business Growth Initiatives	(4,903,500)	(10,048,500)	(15,193,500)	(20,338,500)
Marketing Expenses	(350,250)	(717,750)	(1,085,250)	(1,452,750)
Working Capital and General Corporate Purposes	(1,751,250)	(3,588,750)	(5,426,250)	(7,263,750)
Total Use of Proceeds	$7,500,000	$15,000,000	$22,500,000	$30,000,000

Because the offering is being made on a “best efforts” basis, without a minimum offering amount, the Company may close the offering without sufficient funds for all the intended purposes set out above. In such an event, the Company will adjust its use of proceeds by reducing the amount of proceeds to be used towards (i) the strategic acquisition opportunities, (ii) marketing expenses, and (iii) working capital and general corporate purposes. The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company. The intended use of proceeds in this section takes into account the potential impacts of COVID-19.

Pending our use of the net proceeds from this Offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties.

ITEM 7: DESCRIPTION OF BUSINESS

OVERVIEW

Novo Integrated Sciences, Inc. (“Novo Integrated”) was incorporated in Delaware on November 27, 2000, under the name Turbine Truck Engines, Inc. On February 20, 2008, the Company was re-domiciled to the State of Nevada. Effective July 12, 2017, the Company’s name was changed to Novo Integrated Sciences, Inc. When used herein, the terms the “Company,” “we,” “us” and “our” refer to Novo Integrated and its consolidated subsidiaries.

Through Novo Healthnet Limited (“NHL”), our wholly owned Canadian subsidiary, we deliver multidisciplinary primary health care services and products through our 16 corporate-owned clinics and a contracted network of 103 affiliate clinics and 220 eldercare centric homes located across Canada. Our team of multidisciplinary primary health care clinicians and practitioners provide assessment, diagnosis, treatment, pain management, rehabilitation, education and primary prevention for a wide array of orthopedic, musculoskeletal, sports injury, and neurological conditions across various demographics including pediatric, adult, and geriatric populations.

Our clinicians and practitioners provide certain multidisciplinary primary health care services, and related products, beyond the medical doctor first level contact identified as primary care. Our clinicians and practitioners are not licensed medical doctors, physicians, specialist, nurses or nurse practitioners. Our clinicians and practitioners are not authorized to practice primary care medicine and they are not medically licensed to prescribe pharmaceutical based product solutions.

Our specialized multidisciplinary primary health care services include physiotherapy, chiropractic care, manual/manipulative therapy, occupational therapy, eldercare, massage therapy (including pre- and post-partum), acupuncture and functional dry needling, chiropody, stroke and traumatic brain injury/neurological rehabilitation, kinesiology, vestibular therapy, concussion management and baseline testing, trauma sensitive yoga and meditation for concussion-acquired brain injury and occupational stress-PTSD, women’s pelvic health programs, sports medicine therapy, assistive devices, fall prevention education, sports team conditioning programs including event and game coverage, and private personal training,

Certain of the specialty treatment and recovery programs we offer derive from motor vehicle accident injuries, long-term disability cases, corporate wellness, and job-site injuries approved for treatment by the Workplace Safety and Insurance Board. In addition, we offer specialized treatments and products that include cold laser therapeutics, shockwave therapy, custom bracing and orthotics, custom compression therapy/stockings and lymphatic drainage treatment.

Certain of our assessments and treatment technologies include Brain FX, a research based digital cognitive assessment tool measuring cognitive functional skills; and, MyndMove Therapy, a non-invasive functional electrical stimulation (FES) therapy for individuals with arm and hand paralysis due to a stroke, spinal cord or other neurological injury.

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As we continue to build our health science platform of services and products through the integration of technology and rehabilitative science, one component of our lateral business growth strategy includes developing business units centered on the direct control of the grow, extraction, manufacturing and distribution processes regarding our hemp and medical cannabidiol products. Additionally, we continue to expand on our patient care philosophy of maintaining an on-going continuous connection with our patient community, beyond the traditional confines of a clinic, by extending oversight of patient diagnosis, care and monitoring, directly into the patient’s home, through remote patient monitoring and mobile telemedicine and diagnostic tools.

Our strict adherence to public regulatory standards, as well as self-imposed standards of excellence and regulation, have allowed us to navigate with ease through the industry’s licensing and regulatory framework. Compliant treatment, data and administrative protocols are managed through a team of highly trained, certified health care and administrative professionals. We and our affiliates provide service to the Canadian property and casualty insurance industry, resulting in a regulated framework governed by the Financial Services Commission of Ontario.

The occupational therapists, physiotherapists and kinesiologists contracted by NHL to provide occupational therapy, physical therapy and fall prevention assessment services are registered with the College of Occupational Therapists of Ontario, the College of Physiotherapists of Ontario and the College of Kinesiologists of Ontario regulatory authorities. In 2013, NHL received its accreditation from the Commission on Accreditation of Rehabilitation Facilities (“CARF”). Currently, NHL is renewing its CARF accreditation.

As of June 29, 2020, Mr. Mattacchione, our Chief Executive Officer, beneficially owned 129,184,704 shares of our common stock, which represents 55.4% of the voting power of our outstanding common stock. Following this offering, Mr. Mattacchione will control approximately 51.0% of the voting power of our outstanding common stock if all the common stock being offered are sold. As a result, Mr. Mattacchione controls a majority of our voting power and therefore is able to control all matters submitted to our shareholders for approval. Mr. Mattacchione may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Business Growth Initiatives

The Company’s mission is to provide excellence in multidisciplinary primary health care assessment, diagnosis, prevention, treatment and pain management through the integration of technology and rehabilitative science. What follows are the Company’s key business growth initiatives. As to the funding of these business growth initiatives, the Company anticipates dedicating up to an aggregate of $20,338,500 in net proceeds to fund the Business Growth Initiatives and, if necessary, any additional amounts to complete these initiatives from private placements or other financing arrangements. Notwithstanding the foregoing, the Company may close the offering without sufficient funds for completing these initiatives and may need to reduce the amount of proceeds to be used towards these initiatives. In addition, the Company reserves the right to change such use of proceeds if management believes it is in the best interests of the Company to do so.

●

Increase Market Share in Canada through Organic Growth, Asset Acquisition and Contract Expansion for both our Clinic and Eldercare Divisions.

Specific to the Clinic Division, the Company has an ongoing initiative to expand our Canadian market share through both organic growth and strategic acquisition of operating multidisciplinary primary health care clinics in markets we are currently located as well as new geographic markets.

Specific to our Eldercare Division, we intend to increase our Canada market share of providing contracted-occupational therapy and physiotherapy services to eldercare centric homes through network affiliation growth, new contract awards and increased usage of telemedicine.

This initiative was launched in May 2017 and is ongoing. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $2,190,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative. Cost projection are unique for each acquisition structure type and consumer demand of each clinic asset and eldercare centric facility contract platform treatment profile.

●

Open Micro-Clinic Facilities through our LA Fitness Master Facility License Agreements.

Micro-clinic facilities are reduced footprint clinics, primarily located within the premises of larger commercial enterprises, focused on providing multidisciplinary primary health care and medical technology related services. Under the terms of our Agreement with LA Fitness, we are developing and opening micro-clinic facilities within the footprint of LA Fitness facilities throughout both the U.S. and Canada. Each micro-clinic exists through either third-party sub-license agreements or corporate sponsored arrangement. The Company’s LA Fitness based micro-clinic facilities will primarily provide outpatient physical and occupational therapy services.

As of June 29, 2020, the Company has completed one sub-license lease in Canada and is currently negotiating three additional sub-license leases in Canada. In addition, as of June 29, 2020, the Company is negotiating an unidentified number of sub-license leases with operators in three states in the United States, including Florida, Georgia and Ohio.

As a result of guidelines issued by local, state, provincial and federal authorities due to the COVID-19 pandemic, LA Fitness has closed all U.S. and Canada facilities which has halted all Company activity to develop and open our LA Fitness micro-clinics. Given the pandemic has created renewed awareness of health wellness as a lifestyle rather than a treatment, LA Fitness continues to indicate strong desire to continue our contractual agreements upon LA Fitness re-opening facilities post pandemic. The addition of our micro-clinics to LA Fitness facilities creates a clear and obvious improvement to the present facility by offering even more proactive healthcare related products and services to its membership base.

This initiative was launched in September 2019 and is ongoing. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,000,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

●

Build an Intellectual Property Portfolio.

We intend to acquire or obtain licensing rights for Intellectual Property (IP) and patents related to health sciences and nano-formulation. When considering nano-formulation patent and IP assets, one specific area we intend to pursue relates to medical cannabis related medicines, beverages and foods infused with dry powder, liquid or oil with further formulation into creams and gels, allowing for oral, intravenous and/or transdermal delivery.

Our projected launch date for implementation of this initiative is late 2020. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $4,200,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative. Specific to each prospective patent/IP, cost projection will be determined primarily based on the asset acquisition structure type, implementation status, market demand and application of the IP and/or patent to our platform treatment profile.

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●	Expand Operations into the United States. We plan to expand operations into the U.S. through:

○	The introduction of a customized version of our multidisciplinary primary health care service model with emphasis on pain prevention, treatment and management as well as immune enhancement through the launch of micro-clinic facilities.

○	The strategic acquisition of targeted U.S. operating clinics in key geographical areas.

○	Establishment of strategic corporate alliances and partnerships with existing U.S. health care provider facilities, including certain of our current Canadian clients with U.S.-based facilities, allowing us immediate access to their client base.

○

Integration of specific specialized multidisciplinary primary health care services and products that are a direct compliment to the existing primary care related products and services already provided by brand-recognized, established retail entities such as grocers, pharmacies, health fitness clinics and clinics with a further emphasis of healthcare maintenance through product solutions.

This initiative was launched in February 2020 and is ongoing. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,500,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative. Cost projection will be determined based on acquisition structure type, consumer demand of each clinic asset and contract platform treatment profile.

●

Launch our Cannabidiol (“CBD”) Medical Cannabis Product Platform in Canada.

As a complement to our integration of technology and rehabilitative science for musculoskeletal related pain treatment and management, we intend to expand into the cultivation, manufacturing, distribution and sales of CBD products derived from industrial hemp. We expect that our CBD products will be specifically focused on CBD for use (i) as a treatment aid; (ii) to provide relief for a large array of neurological and musculoskeletal system disorders; and (iii) as an alternative option for health care providers in place of prescribing opioids to patients. Offering our patients access to non-hallucinogenic and non-addictive natural remedies, under required clinical oversight policies and procedures as they relate to medicinal cannabis and CBD, combined with our existing clinic-based treatment protocols allows us to enter this market segment with a unique integration model not readily available in the marketplace. We anticipate introducing our prospective CBD products to patients and consumers through clinic distribution programs.

The Company has entered into a joint venture agreement with Kainai Cooperative in January 2019 and a joint venture agreement with Harvest Gold Farms Inc. in December 2019 regarding the cultivation of industrial hemp for the production of CBD products. Other than the Company entering into the joint venture agreements, as of June 29, 2020, the Company has not implemented the cultivation, production, manufacturing, distribution or sale of CBD products derived from industrial hemp. As a result of the COVID-19 pandemic, the Company has delayed the implementation of this initiative as the Company has prioritized controlling costs as we re-open and expand clinic and eldercare operations to both meet and exceed pre-pandemic levels. Upon achieving pre-pandemic patient flow, the Company anticipates restarting the implementation of this initiative.

Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $2,000,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

●

Introduction of “Micro-Clinics” in Certain Underserved Population Centers.

We plan to leverage our expertise in the interface of technology and patient engagement to introduce our multidisciplinary primary health care services and products through micro-clinics located in certain underserved population clinics. Rather than relying on the traditional centralized model of bringing people to health care, our “micro-clinic” model allows for people in urban, rural and remote population clinics to have greater access and availability to a wide range of health care products and services.

Our projected launch date for implementation of this initiative is early-2021. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,525,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

●

Development of our Remote Patient Monitoring (RPM) platform in Canada and the United States.

Beyond the traditional confines of in-clinic visits, RPM provides clinicians and practitioners the ability to maintain an on-going continuous connection with their patient community extending oversight of patient care and monitoring directly into the patient’s home. Through our exclusive licensing agreement with Cloud DX, executed in February 2019, our RPM platform empowers a patient with real-time vital sign information while maintaining a direct technology link from patient to clinician or medical practitioner. The transfer of vital information from home to clinic or patient to clinician allows for the delivery of high quality, non-redundant diagnostic based proactive healthcare. We intend to expand our offering of RPM technology to not only our Canadian clinics and affiliate clinics but to clinics and medically licensed providers throughout Canada and the United States.

The inclusion of RPM temperature measuring devices to compliment blood pressure and weight measuring instruments (Bluetooth) has completed the stable of peripherals necessary for high level critical assessment. The revision to patient intake at the clinic level to include mandatory measurement of vitals assures appropriate tracking and baseline metrics necessary to evaluate in a remote environment. The implementation of in-clinic patient metrics equivalent to those derived via a remote application in the home environment is the first step in engaging patient retention to remote review.

Post-pandemic, upon the re-opening of our corporate clinics, the Company will educate its patients regarding the benefits of RPM use. In Canada, third party insurance coverage for RPM related devices is now being reviewed for implementation nationwide. Currently, as documented and requested by the clinician, insurance coverage is being approved on a case by case basis.

Our projected launch date for implementation of this initiative is July 2020. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $2,813,345 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

●

Launch and Further Development of our Virtual Physician Access System Platform (“Telemedicine Platform”).

On April 1, 2020, we launched our Telemedicine Platform through which certain of our multidisciplinary primary health care clinicians (“clinicians”) have been providing low-cost virtual contact with eldercare clients for non-critical resident reviews, exercise related activity and physiotherapy sessions. We intend to continue to develop the Telemedicine Platform to expand our clinic and eldercare contract virtual physical care program offerings beyond our current active applications. We also intend to develop the Telemedicine Platform to provide patients with real-time virtual access to third-party primary care medically licensed providers in various medical disciplines, which we anticipate completing and launching in mid-2021.

Telemedicine is transforming traditional approaches to health care by providing ease of access and reduced costs for patients, particularly in areas with limited access to both clinicians and medically licensed providers.

The success of telemedicine has always depended on the adoption of virtual technology by clinicians, medically licensed providers and the patient. A basic checklist approach to results allow both multidisciplinary clinicians and medically licensed providers to remotely determine if direct medical attention is required rather than remote or virtual guidance to care. The patient friendly platform removes the traditional barrier represented by intimidating peripherals along with necessary precision use and application of the peripherals to obtain accurate data necessary for appropriate diagnosis. A patient can now feel certain of their role in the assessment process without sophisticated and exhaustive training.

Our telemedicine platform intends to integrate certain medical devices, such as a blood pressure reading device, a derma scope, an ophthalmoscope otoscope, and other add-ons each of which can provide both the clinician and the medically licensed provider with real-time diagnostic data, greatly enhancing the ability to better provide the patient with an accurate diagnosis, treatment and follow-on guidance. Our telemedicine platform is intended to allow any qualified location to install and utilize our telemedicine platform at a relatively low-cost point of entry.

Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,000,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

●

Acquire Ownership Interest in Licensed Pharmaceutical Manufacturing and Packaging Facilities.

As we build our Intellectual Property portfolio, having ownership of a licensed high-grade pharmaceutical product manufacturing and packaging solution is integral in creating the medium for use and application of our proprietary sciences as well as mitigating market exclusion and enhancing patient services and product offerings.

Our projected launch date for implementation of this initiative is mid-2021. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $3,500,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

●

Expand our Posture, Stride, and Kinetic Body Movement Scanning Technologies and Protocols.

When combined with decades of data harvesting and analysis, we believe these specialized technologies and protocols provide our clinics with the ability to deliver better care, early diagnosis and preventative health care strategies.

Our projected launch date for implementation of this initiative is early 2021. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $610,155 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Eldercare Centric Homes

We provide physiotherapy (“PT”), occupational therapy (“OT”), assessment and application assistance for assistive devices, such as walkers, wheelchairs, seating and power wheelchairs/scooters, rehabilitative strategies and continuing education to eldercare clients, to include caregivers and family members as applicable, located at various long-term care homes, retirement homes and community clients across Ontario province, Canada.

As a result of NHL’s September 2013 asset acquisition of Peak Health LTC Inc, formed in 2006, we have a 14-year history of providing PT services to the eldercare community. Given both PT and OT have an overlap and synchronicity of philosophies, in 2017 we added occupational therapy services for our eldercare clients.

Additionally, our proprietary Electronic Rehabilitation Record and Management Reporting software solution provides us the ability to provide each eldercare facility client with PT and OT reports that identify cost and optimization possibilities, a wide variety of client outcome measurements, overall contract effectiveness and much more.

Our eldercare PT services are provided as follows:

1.	Long-Term Care Homes. NHL contracts with long-term care homes to provide individualized onsite PT and group exercise classes for its residents. Registered physiotherapists are assisted by on-site support personnel to deliver individualized care based on assessed needs. These services are primarily funded by the Ontario Ministry of Health and Long-Term Care (“MOHLTC”). The NHL team assists in providing assistive device assessments allowing residents access to funding assistance for varying mobility aids. In addition to providing PT services, our team assists the long-term care home’s interdisciplinary team, in the facilities’ annual care conferences with its residents, regarding nursing restorative programming, back education, fall prevention and many other subjects related to PT or physical health and wellness. The NHL team works together with the interdisciplinary team to assist with mandatory coding of Canada’s Resident Assessment Instrument Minimum Data Set (“RAI-MDS”) which is the standardized assessment tool required for the home to access payment from the MOHLTC for each resident. Additionally, through NHL’s proprietary software, the homes have access to abundant reporting solutions to help provide objective and quantitative measures for their continuous quality improvement program. Additionally, we have been able to offer licensing rights for our proprietary software to client homes which desire to self-manage the in-facility therapy services provided to its residents.

2.	Retirement Homes. We contract with client retirement homes to provide individualized PT and group exercise classes to the retirement homes’ residents. Registered physiotherapists are assisted by the onsite support personnel to deliver individualized care based on assessed needs. These services are partly privately funded and partly funded by the MOHLTC. Similar to the long-term care sector, our team assists with education of the nursing/interdisciplinary team and provides in depth service reports to the homes to measure desired service delivery. In addition to the services above, some of the residents in the retirement homes (or their family members) desire to have an increased level of service and opt to pay for additional private services. This is available on a fee-for-service basis and is most often in the form of individualized physiotherapy.

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3.

Home Care Physiotherapy and Community Based Exercise Classes. Throughout the province of Ontario, the MOHLTC operates 14 Local Health Integration Networks (“LHINs”) which are health authorities responsible for regional administration of public health care services. The LHINs serve as contact points, information clearinghouses, referral resources, and assessment / care coordinators for eligible residents who need health care assistance at home or a safer place to live through aging at home strategies that can be put in place by health care providers. Through service contracts, the LHINs engage “cluster providers” to provide services to clients living in the community, clients living at-home or clients living in a retirement home. These service contracts are funded by the MOHLTC.

NHL is a “cluster provider” sub-contractor for home care physiotherapy and community-based exercises classes in the North East LHIN which encompasses more than 565,000 people across 400,000 square kilometers and five sub-regions. Through this subcontract arrangement, we provide one-on-one physiotherapy assessment and treatment, as well as group exercise classes to these clients who cannot easily access outpatient services due to mobility challenges. Primarily, these clients are elderly with multiple co-morbidities, although some clients are not elderly and are instead simply post-operative with mobility challenges.

4.

Exercise & Falls Prevention. NHL is contracted with 2 “cluster providers” to provide exercise and fall prevention classes in 3 separate LHINs (Central, Toronto Central and Central East) which encompass the Greater Toronto area with an estimated aggregate population of 4.4 million people. In 2013, the MOHLTC introduced several initiatives designed to assist seniors in maintaining an active and healthy lifestyle while still living at home. Under the 2013 initiative, exercise instructors under contract with NHL deliver group exercise classes over a 48-week period each year.

In addition, another component of the 2013 MOHLTC initiative is the delivery of fall prevention classes taught by specialized registered providers such as kinesiologists and physiotherapists with the assistance of exercise instructors. The goal of these classes is to assess seniors’ general health status, identify defined levels of risk pertaining to balance and falling, and educate seniors about fall prevention through a combination of increased knowledge and teaching exercises designed to improve strength and balance.

5.	Community-based Outpatient Clinics. NHL provides outpatient physiotherapy, chiropractic and laser technology services through one community-based clinic in Ontario province. A portion of the services provided at the clinic is funded by the MOHLTC. The remainder of our services provided at the clinic is funded by MVA treatment plans, extended health benefits insurance coverage, or private payment. These services are specifically targeted to be delivered to clients who meet the following criteria:

●	Aged 65 years of age and older or aged 18 years of age and younger, and
●	Are post-operative, or
●	Have just been discharged from a hospital, or
●	Are receiving services from the Ontario Disability Services Program or Ontario Works.

Our eldercare OT services are provided, through 2 separate sectors, as follows:

1.	Long-Term Care Sector. We contract with client homes to provide the following OT services:

●	Assessments and interventions to support maintenance and restoration of function related to seating, mobility, positioning for self-care, prevention of pressure ulcers, falls and use of restraints,
●	Speech language pathology services, including evaluation and treatment,
●	Swallowing and eating assessments and interventions,
●	Cognitive behavioral assessments and care planning,
●	Our occupational therapists have specialized training in mobility providing assistive device assessments when required. This service is funded primarily by the MOHLTC.

2.	Retirement Home & Community. We provide the following OT services through individual contracts with private payers:

●	Home safety assessments,
●	Functional assessments,
●	In-home activities of daily living assessments,
●	Assessment and completion of applications for assistive devices (mobility aids),
●	Custom seating and mobility consultations,
●	Case management services, and
●	Speech language pathology services, including evaluation and treatment.

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About Our Affiliate Clinics

In order to strengthen our position within the Canadian Preferred Provider Network (“PPN”), we’ve built a contracted affiliate relationship with 103 clinics across Canada with 85 affiliate clinics in Ontario province and 18 affiliate clinics located throughout Alberta, Nova Scotia and Newfoundland.

The PPN is a network of three major insurance companies and their subsidiaries, totaling 11 insurance companies. PPN member insurance companies, in need of specific multidisciplinary primary health care solutions for their patients, send referrals to specific clinics registered through the PPN. We, as one of five major providers to the PPN, receive referrals through the PPN. This subset of business is a continuous source of referrals, from the insurance company payer to the approved group of clinics meeting the insurance companies’ pre-determined set of criteria for what they believe to be an appropriate clinical setting. Affiliate clinics pay us a mix of a flat fee and a percentage-based fee upon receipt of a payment for a service referred through the PPN.

The services provided by our affiliate clinics are consistent with the multidisciplinary primary health care services provided by our own corporate clinics. While each affiliate clinic may provide additional unique health care solutions, all affiliate clinics must meet specific criteria established under the PPN, creating a single standard of excellence across all clinics within our network.

Contracts

Certain contracts held with client homes and client companies follow standard formats and include generally accepted terms of reference. Specific clauses within the NHL contracts for services contain language intended to (1) clarify which entity is the health information custodian of the medical files (usually held by the client home or company), (2) define release of liability, (3) ensure privacy and confidentiality of proprietary information or private health information, (4) define provisions of worker’s compensation clearance or benefits for employees and/or contractors, (5) detail provisions of value-added items, services or programs, (6) set out terms and conditions of the contract (often for a set number of years with an option to a renew), (7) provide for termination conditions, and (8) detail invoicing and billing procedures.

Competition

Other Multidisciplinary Primary Health Care Providers

In Canada, the specialized multidisciplinary primary health care service sector in which we operate is highly competitive. With a finite number of patients and corporate clients, companies providing multidisciplinary primary health care services operate within an overlapping patient and client landscape.

Our business growth strategy includes expanding our patient base through both opening new clinics and the acquisition of existing multidisciplinary primary health care providers and clinics in markets that we currently populate, as well as in new geographic markets, including the United States. There is additional competition from non-traditional health care providers, such as holistic and Eastern medicine-based clinics. We believe that we can successfully compete based on our large service offerings, competitive pricing, solid reputation and our clinicians’ devotion to maintaining high quality care and patient satisfaction.

Health Insurance Plans

Additionally, our ability to effectively compete for patients is impacted by commercial and managed care payor programs that influence patient choice by offering health insurance plans that restrict patient choice of provider.

Canadian Health care System

Our competition will also be the Canadian health care system which is a government sponsored system that began in 1957, when Parliament approved the Hospital Insurance and Diagnostics Services Act. The Act provided free acute hospital care, laboratory and radiological diagnostic services to Canadians. By 1961, agreements were in place with all the provinces and 99% of Canadians had free access to the health care services covered by the legislation. The Act was followed by the Medical Care Act of 1966 that provided free access to physician services. By 1972, each province had established its own system of free access to physician services. The federal government shared in the funding. In 1984, the Government of Canada passed the Canada Health Act (CHA). The Canada Health Act created a publicly administered health care system that is comprehensive, universal and accessible. All medically necessary procedures are provided free of charge. The system provides diagnostic, treatment and preventive services regardless of income level or station in life. Access to care is not based on health status or ability to pay. Coverage is portable between provinces and territories. We can give no assurance that we will be able to effectively compete in this market.

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Government Regulation and Healthcare Regulation

Canada

In Canada, some health care services are public, some are private and there are a number of different entities involved in regulating and providing their delivery. While there is a perception that all health care in Canada is publicly funded, the publicly funded system is generally restricted to “medically necessary” hospital and physician services, and provincial or territorial drug plans that provide access to prescription drugs to residents over the age of 65 or those residents who rely on social assistance programs. Publicly funded services are delivered through a combination of public and private providers and funding comes from the Canadian federal government, which sets national standards, and the provincial and territorial governments, which regulates the delivery of services and determines those services that are deemed “medically necessary” (i.e., publicly funded) within the context of their own unique fiscal and political environment. In addition, there are a wide array of health products and services that are not subject to coverage under the public health insurance plans that are provided on a private payer basis. See “Risks Related to our Multidisciplinary Primary Health Care Business”.

Federal/Provincial Government Division of Power

As is the case for many important industries and economic sectors, neither the federal, nor the provincial/territorial level of government has exclusive jurisdiction over health. Instead, the Constitution Act, 1867, divides the legislative powers relevant to the regulation of the delivery of health products and services between the federal and provincial levels of government.

The federal government is responsible for regulating important aspects of various health industries or sectors including the regulation of selling, importing, distributing and marketing of drugs and medical devices and maintains significant influence over health policy and national objectives through the use of its spending power.

The provincial/territorial level of government has comprehensive authority over the delivery of health care services. Other examples of provincial responsibility include the regulation of hospitals and other health facilities, administration of health insurance plans, distribution of prescription drugs and regulation of health professionals.

However, many health industry sectors are subject to at least some degree of regulation or oversight by both levels of government.

Canada’s National Health Insurance Program

Canada’s “national” health insurance program, a publicly funded single-payer system often referred to as “Medicare,” is designed to ensure that all Canadian residents have universal access to medically necessary hospital and physician services through the provincial and territorial health care insurance plans.

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The Canada Health Act

The Canada Health Act is the federal legislation that provides the foundation for the Canadian health care system. The Act is administered by Health Canada, the federal department with primary responsibility for maintaining and improving the health of Canadians. However, neither the Canada Health Act nor Health Canada have direct authority to regulate the health insurance plans that give effect to the publicly funded health insurance system that is in place across the country. Instead, the Act establishes certain values and principles and sets out criteria and conditions that each publicly funded health insurance plan is required to meet in order to qualify for federal funding through the Canada Health Transfer. As federal funding is critical to the ability to fund “medically necessary” hospital and physician services, each provincial and territorial health insurance plan must satisfy the requirements of public administration; universality; portability; comprehensiveness; and accessibility.

Notably, these requirements relate only to funding and administration and establish broad principles rather than a prescriptive code. In addition, the Canada Health Act is silent with respect to the delivery of health services and does not prohibit or discourage the delivery of insured health services by the private sector. As a result, there is significant variation in the funding and administration of health insurance plans from one jurisdiction to another. However, most provinces permit the delivery of a broad range of publicly funded health services through a combination of both public and private providers. Indeed, many publicly funded services in Canada are privately delivered.

The requirement that publicly funded health insurance plans be comprehensive requires that “medically necessary” hospital and physician services be covered. If a service is determined to be “medically necessary” then the full cost of the service must be covered by the public plan. However, the term is not defined and the services that must be covered are intentionally and broadly defined in order to accommodate the ability of each province and territory to make its own coverage decisions within the context of its unique fiscal and political environment. Typically, such decisions are made in consultation with the relevant medical associations in the jurisdiction. However, determining whether a particular service is “medical necessary” is a determination that has both a fiscal and political dimension. Ultimately, these coverage decisions are decisions about the allocation of scarce public resources.

The products and services available to Canadians through the publicly funded health insurance system are supplemented by a wide array of health products and services that are not, as a general matter, subject to coverage under the public health insurance plans. For example, prescription drug coverage, dental services and vision care are generally provided on a private payer basis. However, many jurisdictions provide coverage for these types of services to seniors and those who face financial or other barriers to privately funded health care. There are also a growing number of providers offering non-medically necessary and other ancillary health services. Examples include elective surgical or cosmetic procedures.

Regulation of Health Professionals and Health Facilities

Health professionals and health care facilities are subject to federal laws of general application, but the regulation of such matters is largely a matter of provincial jurisdiction.

Health Professionals

Through legislation, the provinces have delegated the regulation of health professionals to self-governing professional bodies (with varying degrees of discretion). Such legislation generally seeks to protect the public through a combination of “input regulations” that focus on who is entitled to provide a particular health service and “output regulations” that focus on the quality and delivery of the service being provided. Such regulations also generally include conflict of interest (or anti-kickback) provisions, as such matters are generally dealt with as part of the regulation of health professions rather than the regulation of health facilities.

Health industry participants offering a particular service need to understand how the service is regulated. If the service involves the performance of a regulated or controlled act (i.e., acts that can only be performed by a particular category or categories of regulated health professionals or their delegates) then the involvement of one or more duly qualified health professionals will likely be required. Also, it may be necessary to implement certain protocols and procedures in order to comply with the requirements of the regulatory colleges that govern the practices of any such professionals. Complying with such requirements can have significant commercial implications.

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Health facilities

Operating a regulated health facility can be challenging and often involves a degree of regulatory risk.

Residential health care facilities other than hospitals, such as nursing homes, long-term care facilities, pharmacies, laboratories and specimen collection clinics are, in most jurisdictions, privately owned and operated pursuant to provincial licenses and oversight. However, the degree to which such health facilities and other providers are regulated generally depends on the nature of the products and services being provided.

The operation of health facilities by private sector entities still typically involves some element of reimbursement through public funds. Where public funds are being used to acquire goods and services, additional accountability measures such as procurement requirements often apply.

Regulation of Drugs

The process of obtaining marketing authorizations and approvals of prescription drugs is administered by Health Canada’s Therapeutic Products Directorate (“TPD”).

The TPD applies the Food and Drugs Act and the regulations applicable to prescription drugs to ensure that drug products sold in Canada are safe and effective. No drug product can be offered for sale in Canada unless and until, after review, it is issued a marketing authorization by Health Canada.

In addition to its review of drug products, Health Canada is responsible for the ongoing monitoring of drug products being sold in Canada, as well as the regulation of good manufacturing practices and establishment licenses, which are required in connection with the import, manufacture, distribution and/or sale of drug products.

The Patented Medicines Prices Review Board

The Patented Medicines Prices Review Board (“PMPRB”) is an independent quasi-judicial body created in 1987 under amendments to the Patent Act. The PMPRB is responsible for regulating the prices that patentees charge for prescription and non-prescription patented drugs sold in Canada. Based on a review of the information required to be filed by a patentee, the PMPRB considers whether the price of a medicine appears excessive based on certain factors including: (i) the prices that the patented medicine is sold in the Canadian market; (ii) the prices at which other medicines in the same therapeutic class are sold in the Canadian market; and (iii) the prices at which the medicine and other medicines in the same therapeutic class have been sold in other countries other than Canada. If the PMPRB considers the price of a medicine appears excessive, revised pricing is the usual outcome.

Public Market access

Each province has a provincial drug plan that allows certain individuals to access drugs at a reduced cost. Products that will be paid for by the provincial government (in some provinces, for all residents, while in others for certain prescribed individuals such as seniors and individuals receiving social assistance), are typically listed on provincial formularies. For innovator products, the manufacturer negotiates the pricing for inclusion on the provincial formulary with the provincial government. For generic products, the price to be paid for the generic product is determined by a sliding scale of fixed prices related to when such products enter the market and the price of the innovator product (i.e., a percent of the price of the innovator pharmaceutical product depending on whether they are first, second or third entry products). If a drug is a generic product and listed as interchangeable on the provincial formulary, a pharmacist is permitted to dispense the interchangeable product for the innovator product. Under most provincial benefit plans, interchanging a generic product for the innovator product by pharmacists is mandatory and generally most provinces will only reimburse the pharmacist for the lowest cost interchangeable product. Government drug plans account for approximately 50% of all sales of prescription drugs in Canada.

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The scope and enforcement of each of these laws is uncertain and subject to constant change. Federal and provincial enforcement entities have significantly increased their scrutiny of health care companies and providers which has led to investigations, prosecutions, convictions and large settlements. Although we conduct our business in compliance with all applicable federal and provincial fraud and abuse laws, many of these laws are broadly worded and may be interpreted or applied in ways that cannot be predicted with any certainty. Therefore, we cannot assure you that our arrangements or business practices will not be subject to government scrutiny or that they will be found to be in compliance with applicable fraud and abuse laws. Further, responding to investigations can be time consuming and result in significant legal fees and can potentially divert management’s attention from the Company.

Client Information Privacy

In Canada, under the Personal Information Protection and Electronic Documents Act and under various provincial laws, comprehensive privacy laws have been introduced to protect the privacy of individuals from the undisclosed or non-consensual sharing of sensitive information for commercial purposes. As the gathering and use of information is such an integral component of our business, we must always be alert for and respond to changes in the information regulatory environment.

Protection of Environment and Human Health and Safety

We are subject to various federal, state and local and regulations relating to the protection of the environment and human health and safety, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. Some of our operations include the use, generation and disposal of hazardous materials. We also plan to acquire ownership in new facilities and properties, some of which may have had a history of commercial or other operations. We may, in the future, incur liability under environmental statutes and regulations with respect to contamination of sites we own or operate, including contamination caused by prior owners or operators of such sites, abutters or other persons, and the off-site disposal of hazardous substances. Violations of these laws and regulations may result in substantial civil penalties or fines.

United States

The United States health care industry is subject to extensive regulation by federal, state and local governments. Government regulation affects our businesses in several ways, including requiring licensure or certification of facilities, regulating billing and payment for certain of our services, regulating how we maintain health-related information and patient privacy, and regulating how we pay and contract with our physicians. Our ability to conduct our business and to operate profitability depends in part upon obtaining and maintaining all necessary licenses and other approvals; and complying with applicable healthcare laws and regulations. See “Risk Factors — Risks Related to Healthcare Regulation.”

State Law Regulation of Construction, Acquisition or Expansion of Healthcare Facilities

Thirty-six states have certificate of need programs that require some level of prior approval for the construction of a new facility, acquisition or expansion of an existing facility, or the addition of new services at various healthcare facilities. Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, states where we may seek to operate may require a certificate of need to acquire or operate our clinics.

State Licensure

Only a few states may require the licensure of multidimensional primary health care clinics and clinics such as ours. This absence of a uniform licensing process leads to inconsistencies in the nature and scope of services offered at our care clinics. To effectively control the nature of services rendered and the environments in which they are offered, state legislators or regulators may attempt to regulate the urgent care industry in a manner similar to hospitals and freestanding emergency rooms. Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, such regulations could have a material impact on our growth strategy and expansion plans.

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Laws and Rules Regarding Billing

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, numerous state and federal laws may apply to our claims for payment, including but not limited to (i) “coordination of benefits” rules that dictate which payor must be billed first when a patient has coverage from multiple payors, (ii) requirements that overpayments be refunded within a specified period of time, (iii) “reassignment” rules governing the ability to bill and collect professional fees on behalf of other providers, (iv) requirements that electronic claims for payment be submitted using certain standardized transaction codes and formats, and (v) laws requiring all health and financial information of patients in a manner that complies with applicable security and privacy standards.

Additionally, on January 16, 2009, the United States Department of Health and Human Services (“HHS”), released the final rule (implemented on October 1, 2015) mandating that providers covered by the Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), including our clinics, comply with ICD-10. Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, we will incur additional compliance related costs.

Medicare and Medicaid

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, our clinics and multidisciplinary primary healthcare clinicians and practitioners, including any staffing we might pursue in affiliate clinics or eldercare centric homes in the United States, might participate in the federal Medicare and/or Medicaid programs.

Since 1992, Medicare has paid for the “medically necessary” services of physicians, non-physician practitioners, clinicians and certain other suppliers under a physician fee schedule, a system that pays for covered physicians’ services furnished to a person with Medicare Part B coverage. Under the physician fee schedule, relative values are assigned to each of more than 7,000 services to reflect the amount of work, the direct and indirect (overhead) practice expenses, and the malpractice expenses typically involved in furnishing that service. Each of these three relative value components is multiplied by a geographic adjustment factor to adjust the payment for variations in the costs of furnishing services in different localities. Relative value units, or RVUs, are summed for each service and then are multiplied by a fixed-dollar conversion factor to establish the payment amount for each service. The higher the number of RVUs assigned to a service, the higher the payment. Under the Medicare fee-for-service payment system, an individual can choose any licensed physician enrolled in Medicare and use the services of any healthcare provider or facility certified by Medicare.

On November 2, 2017, the Clinics for Medicare & Medicaid Services (“CMS”) issued a final rule updating the Quality Payment Program (“QPP”) under the Medicare and CHIP Reauthorization Act of 2015 (“MACRA”). MACRA was signed into law on April 16, 2015, ending the Sustained Growth Rate (“SGR”) formula for determining Medicare spending on physician services. MACRA created two provider payment tracks—the Medicare Incentive Payment System (“MIPS”) and the Advanced Alternative Payment Models (“A-APM”) track. Under MIPS, clinicians receive an annual composite score, which drives either an upward or downward rate adjustment two years after the performance period. Under the A-APM track, participants in Medicare Alternative Payment Models that exceed specified levels of clinician risk become MIPS-exempt and receive special bonuses equivalent to 5% of their annual Part B revenue. MACRA requirements on clinicians are already in effect for calendar year 2017, with payment adjustments under the new system due to start in 2019. However, in rulemaking last year, CMS significantly scaled back MIPS requirements for Performance Year 2017 to address concerns about physician buy-in and participation. Under the Final Rule, CMS would continue this “go slow” trajectory for MIPS, notably by increasing MIPS exemptions and once again scaling back potential downside payment adjustments through design of the MIPS scoring system. Reductions in Medicare payments could have a material adverse effect on our business.

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CMS’s RAC Program

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (“MMA”) introduced on a trial basis the use of Recovery Audit Contractors (“RACs”) for the purpose of identifying and recouping Medicare overpayments and underpayments. Any overpayment received from Medicare is considered a debt owed to the federal government. In October 2008, CMS made the RAC program permanent. RACs review Medicare claims to determine whether such claims were appropriately reimbursed by Medicare. RACs engage in an automated review and in a complex review of claims. Automated reviews are conducted when a review of the medical record is not required and there is certainty that the service is not covered or is coded incorrectly. Complex reviews involve the review of all underlying medical records supporting the claim and are generally conducted where there is a high likelihood, but not certainty, that an overpayment has occurred. RACs are paid a contingency fee based on overpayments they identified and collected.

A Medicare administrative contractor, or MAC, may suspend Medicare payments to a provider if it determines that an overpayment has occurred. When a Medicare claim for payment is filed, the MAC will notify the patient and the provider of its initial determination regarding reimbursement. The MAC may deny the claim for one of several reasons, including the lack of necessary information or lack of medical necessity for the services rendered. Providers may appeal any denials for claim payment.

Anti-Kickback Statute

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, if we are participants in the Medicare program, we will be subject to the Anti-kickback Statute. The Anti-Kickback Statute prohibits the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments or providing anything at less than its fair market value. The ACA amended the intent requirement of the Anti-Kickback Statute such that a person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violation the statute. Further, the ACA now provides that claims submitted in violation of the Anti-Kickback Statute constitute false or fraudulent claims for purposes of the civil False Claims Act (“FCA”) including the failure to timely return an overpayment. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to influence the purchase, lease or ordering of healthcare items and services reimbursed by a governmental health program or state Medicaid program. Some of these state prohibitions apply to remuneration for referrals of healthcare items or services reimbursed by any third-party payor, including commercial payors.

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, if we accept funds from governmental health programs, we will be subject to the Anti-Kickback Statute. Violations of the Anti-Kickback Statute can result in exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties, such as $25,000 per violation and up to three times the remuneration involved. If in violation, we may be required to enter into settlement agreements with the government to avoid such sanctions. Typically, such settlement agreements require substantial payments to the government in exchange for the government to release its claims, and may also require entry into a corporate integrity agreement, or CIA. Any such sanctions or obligations contained in a CIA could have a material adverse effect on our business, financial condition and results of operations.

False Claims Act

The federal civil FCA prohibits providers from, among other things, (1) knowingly presenting or causing to be presented, claims for payments from the Medicare, Medicaid or other federal healthcare programs that are false or fraudulent; (2) knowingly making, using or causing to be made or used, a false record or statement to get a false or fraudulent claim paid or approved by the federal government; or (3) knowingly making, using or causing to be made or used, a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government. The “qui tam” or “whistleblower” provisions of the FCA allow private individuals to bring actions under the FCA on behalf of the government. These private parties are entitled to share in any amounts recovered by the government, and, as a result, the number of “whistleblower” lawsuits that have been filed against providers has increased significantly in recent years. Defendants found to be liable under the FCA may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties ranging between $5,500 and $11,000 for each separate false claim.

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There are many potential bases for liability under the FCA. The government has used the FCA to prosecute Medicare and other government healthcare program fraud such as coding errors, billing for services not provided, and providing care that is not medically necessary or that is substandard in quality. The ACA also provides that claims submitted in connection with patient referrals that results from violations of the Anti-Kickback Statute constitute false claims for the purpose of the FCA with some courts determining that a violation of the Stark law can result in FCA liability as well. In addition, a number of states have adopted their own false claims and whistleblower provisions whereby a private party may file a civil lawsuit in state court. Following the acquisition of one or more clinics or staffing primary healthcare practitioners in the United States, we will be required to provide information to our employees and certain contractors about state and federal false claims laws and whistleblower provisions and protections.

Civil Monetary Penalties Statute

The federal Civil Monetary Penalties statute prohibits, among other things, the offering or giving of remuneration to a Medicare or Medicaid beneficiary that the person or entity knows or should know is likely to influence the beneficiary’s selection of a particular provider or supplier of items or services reimbursable by a federal or state healthcare program.

Electronic Health Records

As required by the American Recovery and Reinvestment Act of 2009, the Secretary of HHS has developed and implemented an incentive payment program for eligible healthcare professionals that adopt and meaningfully use electronic health record, or EHR, technology. HHS uses the Provider Enrollment, Chain and Ownership System, or PECOS, to verify Medicare enrollment prior to making EHR incentive program payments. If our employed professionals are unable to meet the requirements for participation in the incentive payment program, including having an enrollment record in PECOS, we will not be eligible to receive incentive payments that could offset some of the costs of implementing EHR systems. Further, healthcare professionals that fail to demonstrate meaningful use of certified EHR technology are subject to reduced payments from Medicare. System conversions to comply with EHR could be time consuming and disruptive for physicians and employees. Failure to implement EHR systems effectively and in a timely manner could have a material adverse effect on our financial position and results of operations.

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, we will convert certain of our clinical and patient accounting information system applications to newer versions of existing applications or altogether new applications. In connection with our implementation and conversions, we will likely incur capitalized costs and additional training and implementation expenses.

Privacy and Security Requirements of Our Business Lines

Following the intended acquisition, or opening, of one or more multidisciplinary primary healthcare clinics or the staffing of multidisciplinary primary healthcare clinics, affiliate clinics or eldercare centric homes with clinicians and practitioners in the United States, numerous federal and state laws and regulations, including HIPAA and the Health Information Technology for Economic and Clinical Health Act, as amended (“HITECH”) will govern the collection, dissemination, security, use and confidentiality of patient-identifiable health information. As required by HIPAA, HHS has adopted standards to protect the privacy and security of this health-related information. The HIPAA privacy regulations contain detailed requirements concerning the use and disclosure of individually identifiable health information and the grant of certain rights to patients with respect to such information by “covered entities.” We believe that all or substantially all of our entities qualify as covered entities under HIPAA. We will take actions to comply with the HIPAA privacy regulations including the creation and implementation of policies and procedures, staff training, execution of HIPAA-compliant contractual arrangements with certain service providers and various other measures. Although we believe we will be in substantial compliance, ongoing implementation and oversight of these measures involves significant time, effort and expense.

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In addition to the privacy requirements, HIPAA covered entities must implement certain administrative, physical, and technical security standards to protect the integrity, confidentiality and availability of certain electronic health-related information received, maintained, or transmitted by covered entities or their business associates. Although we have taken actions in an effort to be in compliance with these security regulations, a security incident that bypasses our information security systems causing an information security breach, loss of PHI, or other data subject to privacy laws or a material disruption of our operational systems could have a material adverse effect on our business, along with fines. Furthermore, ongoing implementation and oversight of these security measures involves significant time, effort and expense.

Further, HITECH, as implemented in part by an omnibus final rule published in the Federal Register on January 25, 2013, further requires that patients be notified of any unauthorized acquisition, access, use, or disclosure of their unsecured protected health information, or PHI, that compromises the privacy or security of such information. HHS has established the presumption that all unauthorized uses or disclosures of unsecured PHI constitute breaches unless the covered entity or business associate establishes there is a low probability that the information has been compromised. HITECH and implementing regulations specify that such notifications must be made without unreasonable delay and in no case later than 60 calendar days after discovery of the breach. Breaches affecting 500 patients or more must be reported immediately to HHS, which will post the name of the breaching entity on its public website. Furthermore, breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS of such breaches at least annually. These breach notification requirements apply not only to unauthorized disclosures of unsecured PHI to outside third parties but also to unauthorized internal access to or use of such PHI.

The scope of the privacy and security requirements under HIPAA was substantially expanded by HITECH, which also increased penalties for violations. Penalties for violations of these laws vary. For instance, penalties for failure to comply with a requirement of HIPAA and HITECH vary significantly, and include significant civil monetary penalties and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. In addition, numerous breach incidents could lead to possible penalties in excess of $1.68 million. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and up to one-year imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain or malicious harm. The amount of penalty that may be assessed depends, in part, upon the culpability of the applicable covered entity or business associate in committing the violation. Some penalties for certain violations that were not due to “willful neglect” may be waived by the Secretary of HHS in whole or in part, to the extent that the payment of the penalty would be excessive relative to the violation. HITECH also authorized state attorneys general to file suit on behalf of residents of their states. Applicable courts may be able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. HITECH also mandates that the Secretary of HHS conduct periodic compliance audits of a cross-section of HIPAA covered entities and business associates. Every covered entity and business associate is subject to being audited, regardless of the entity’s compliance record.

State laws may impose more protective privacy restrictions related to health information and may afford individuals a private right of action with respect to the violation of such laws. Both state and federal laws are subject to modification or enhancement of privacy protection at any time. We are subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These statutes vary and could impose additional requirements on us and more severe penalties for disclosures of health information. If we fail to comply with HIPAA, similar state laws or any new laws, including laws addressing data confidentiality, security or breach notification, we could incur substantial monetary penalties and substantial damage to our reputation.

States may also impose restrictions related to the confidentiality of personal information that is not considered PHI under HIPAA, including certain identifying information and financial information of our patients. Theses state laws may impose additional notification requirements in the event of a breach of such personal information. Failure to comply with such data confidentiality, security and breach notification laws may result in substantial monetary penalties.

HIPAA and HITECH also include standards for common healthcare electronic transactions and code sets, such as claims information, plan eligibility and payment information. Covered entities such as the Company and each of our clinics will be required to conform to such transaction set standards.

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Virtual Physician Access System Platform, Remote Patient Monitoring Platform and E-Commerce

Our Virtual Physician Access System platform (“telemedicine” or “telemedicine platform”) which is currently under development, once operational is subject to governmental health care regulations in Canada (including, but not limited to, the Canada Health Act) and the United States (including, but not limited to, for purposes of the United States laws, Medicare, Medicaid, RAC, Anti-Kick Back Statute, False Claims Act, Civil Monetary Penalties Statute, HIPAA, and HITECH) set forth above. In addition, we will be subject to data privacy, security and breach notification requirements of both Canadian and United States federal statutes and other data privacy and security laws.

Remote Patient Monitoring Platform

Our Remote Patient Monitoring platform (“RPM” or RPM platform”), which is currently in development, collects and transmits a patient’s personal data and vital statistics, and is subject to both governmental health care regulations and data privacy, security and breach notification requirements of both Canadian and United States federal statutes and other data privacy and security laws.

Stark Law

Our telemedicine platform, which is currently under development, once operational will provide patients with real-time access to third-party primary care medically licensed physicians, specialists, nurses and nurse practitioners in various medical disciplines as well as multidisciplinary primary care clinicians. Because we will participate through our telemedicine platform in the Medicare program, we will also be subject to the Stark Law. Unlike the Fraud and Abuse Law, the Stark Law is a strict liability statute. Proof of intent to violate the Stark Law is not required. Physical therapy services are among the “designated health services”. Further, the Stark Law has application to the Company’s management contracts with individual physicians, physician groups, multidisciplinary primary care clinicians, as well as, any other financial relationship between us and referring physicians, specialists, nurses and nurse practitioners in various medical disciplines as well as multidisciplinary primary care clinicians, including any financial transaction resulting from a clinic acquisition. The Stark Law also prohibits billing for services rendered pursuant to a prohibited referral. Several states have enacted laws like the Stark Law. These state laws may cover all (not just Medicare and Medicaid) patients. Many federal healthcare reform proposals in the past few years have attempted to expand the Stark Law to cover all patients as well. As with the Fraud and Abuse Law, we consider the Stark Law in operating our telemedicine and RPM platform and believe that our operations are in compliance with the Stark Law. If we violate the Stark Law, our financial results and operations could be adversely affected. Penalties for violations include denial of payment for the services, significant civil monetary penalties, and exclusion from the Medicare and Medicaid programs.

E-Commerce

We are subject to general business regulations and laws as well as Federal and provincial regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the use of the Internet, availability of economic broadband access, or other online services, and increase the cost of providing our digital delivery of content and services. These regulations and laws may cover taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband internet access and the characteristics and quality of services. It is not clear how existing laws which govern issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the internet and e-commerce. Unfavorable resolution of these issues may harm our business and results of operations.

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Medical Cannabidiol Product

As discussed above, we plan on expanding our business plan to include the cultivation and production of hemp in Canada, cannabidiol (“CBD”) manufacturing in Canada and CBD sales and distribution in Canada and United States. We expect that our CBD products will be specifically focused on CBD for use (i) as a treatment aid; (ii) to provide relief for a large array of neurological and musculoskeletal system disorders; and (iii) as an alternative option for healthcare providers in place of prescribing opioids to patients. Offering our patients access to non-hallucinogenic and non-addictive natural remedies, under required clinical oversight policies and procedures as they relate to medicinal cannabis and CBD, combined with our existing clinic-based treatment protocols allows us to enter this market segment with a unique integration model not readily available in the market.

Cannabis versus Hemp

While hemp and cannabis are both derived from the same species (Cannabis sativa), there are major differences in the characteristics of the respective plant strains that produce industrial hemp on the one hand, and cannabis products on the other. In short, hemp is a strain of the Cannabis sativa plant that is grown primarily for use in industrial applications. It has been specifically cultivated to produce a low tetrahydrocannabinol (“THC”) content and a high cannabidiol (“CBD”) content. THC is the psychoactive constituent of cannabis and is responsible for producing the effects of the drug. CBD is another active ingredient present in Cannabis sativa plants, and it largely acts to neutralize the psychoactive effects of THC. Since hemp strains have very little THC and a lot of CBD, they do not produce psychoactive effects when ingested.

Canada

Cannabis is legal in Canada for both recreational and medicinal purposes. Medicinal use of cannabis was legalized nationwide on July 30, 2001 under conditions outlined in the Marihuana for Medical Purposes Regulations, later superseded by the Access to Cannabis for Medical Purposes Regulations, issued by Health Canada and seed, grain, and fiber production was permitted under license by Health Canada. The federal Cannabis Act came into effect on October 17, 2018 and made Canada the second country in the world to formally legalize the cultivation, possession, acquisition and consumption of cannabis and its by-products.

As set out in the Cannabis Regulations:

●	licenses are required for:

o	cultivating and processing cannabis
o	sale of cannabis for medical purposes
o	analytical testing of and research with cannabis

●	permits are required to import or export:

o	cannabis for scientific or medical purposes
o	industrial hemp

●	license holders are subject to strict physical and personnel security requirements
●	plain packaging is required for cannabis products:

o	the Regulations set out strict requirements for:

●	logos
●	colors
●	branding

o	cannabis products must also be labelled with:

●	mandatory health warnings
●	standardized cannabis symbol
●	specific information about the product
●	access to cannabis for medical purposes continues to be provided for patients who need it
●	manufacturers of prescription drugs containing cannabis, while primarily subject to the Food and Drugs Act and its Regulations, are also subject to certain regulatory requirements set out in the Cannabis Regulations

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Patients authorized by their health care provider are still able to access cannabis for medical purposes by:

●	buying directly from a federally licensed seller
●	registering with Health Canada to produce a limited amount of cannabis for their own medical purposes
●	designating someone to produce it for them.

Under the new regulations there are improvements for patients accessing cannabis for medical purposes from federally licensed sellers. These improvements include:

●	the ability to request the return of their medical document from a federally licensed seller
●	the ability to request the transfer of their medical document to a different federally licensed seller
●	that the effective date on the registration document will be the day it is issued, rather than the day the medical document was signed by the health care provider
●	removal of the 30-day limitation period for buying cannabis from a federally licensed seller (to ensure no break in a patient's supply)
●	a broader range of permitted products
●	access to an increasing number of licensed producers and sellers (Health Canada has licensed more producers in the last year than in the 4 previous years combined). The increasing number of licensed producers enables:

o	competitive prices
o	more supply of cannabis
o	an increased availability of a range of products

United States

Until 2014, when 7 U.S. Code §5940 became federal law as part of the Agricultural Act of 2014 (the “2014 Farm Act”), products containing oils derived from hemp, notwithstanding a minimal or non-existing THC content, were classified as Schedule I illegal drugs. The 2014 Farm Act expired on September 30, 2018, and was thereafter replaced by the Agricultural Improvement Act of 2018 on December 20, 2018 (the “2018 Farm Act ”), which amended various sections of the U.S. Code, thereby removing hemp, defined as cannabis with less than 0.3% of THC, from Schedule 1 status under the Controlled Substances Act (“CSA”), and legalizing the cultivation and sale of hemp at the federal level, subject to compliance with certain federal requirements and state law, amongst other things. THC is the psychoactive component of plants in the cannabis family generally identified as marihuana or marijuana. We anticipate that our medical CBD products will be federally legal in the United States in that they will contain less than 0.3% of THC in compliance with the 2018 Farm Bill guidelines and will have no psychoactive effects on our patients and customers bodies. Notwithstanding, there is no assurance that the 2018 Farm Act will not be repealed or amended such that our products containing hemp-derived CBD would once again be deemed illegal under federal law.

The 2018 Farm Bill also shifted regulatory authority from the Drug Enforcement Administration to the Department of Agriculture. The 2018 Farm Bill did not change the United States Food and Drug Administration’s (“FDA”) oversight authority over CBD products. The 2018 Farm Act delegated the authority to the states to regulate and limit the production of hemp and hemp derived products within their territories. Although many states have adopted laws and regulations that allow for the production and sale of hemp and hemp derived products under certain circumstances, no assurance can be given that such state laws may not be repealed or amended such that our intended products containing hemp-derived CBD would once again be deemed illegal under the laws of one or more states now permitting such products, which in turn would render such intended products illegal in those states under federal law even if the federal law is unchanged. In the event of either repeal of federal or of state laws and regulations, or of amendments thereto that are adverse to our intended medical CBD products, we may be restricted or limited with respect to those products that we may sell or distribute, which could adversely impact our intended business plan with respect to such intended products.

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Additionally, the FDA has indicated its view that certain types of products containing CBD may not be permissible under the United States Federal Food, Drug and Cosmetic Act (“FDCA”). The FDA’s position is related to its approval of Epidiolex, a marijuana-derived prescription medicine to be available in the United States. The active ingredient in Epidiolex is CBD. On December 20, 2018, after the passage of the 2018 Farm Bill, FDA Commissioner Scott Gottlieb issued a statement in which he reiterated the FDA’s position that, among other things, the FDA requires a cannabis product (hemp-derived or otherwise) that is marketed with a claim of therapeutic benefit, or with any other disease claim, to be approved by the FDA for its intended use before it may be introduced into interstate commerce and that the FDCA prohibits introducing into interstate commerce food products containing added CBD, and marketing products containing CBD as a dietary supplement, regardless of whether the substances are hemp-derived. Although we believe our existing and planned CBD product offerings comply with applicable federal and state laws and regulations, legal proceedings alleging violations of such laws could have a material adverse effect on our business, financial condition and results of operations.

We do not intend to offer and do not compete with companies that offer cannabis products containing high levels of psychoactive THC. Although legal in some states, and in Canada, we do not intend to enter into this market. We may offer our medical CBD (hemp-based) products to patients and customers, but will not compete with any medical or recreational marijuana sellers of products for high THC content sales due to legal and regulatory restrictions and uncertainty in the United States. Because of regulatory challenges facing marijuana companies in the United States, the vast majority of the companies focused on THC are Canadian and foreign, although several have begun to pursue domestic activities in states that permit marijuana sales. Federal law does not generally recognize marijuana (or hemp that exceeds 0.3% THC) as lawful, although that may change in the future.

Corporate History

Novo Integrated Sciences, Inc. (“Novo Integrated”) was incorporated in Delaware on November 27, 2000, under the name Turbine Truck Engines, Inc. On February 20, 2008, the Company was re-domiciled to the State of Nevada. Effective July 12, 2017, the Company’s name was changed to Novo Integrated Sciences, Inc.

From inception through May 9, 2017, our activities and business operations were limited to raising capital, organizational matters and the implementation of our business plan related to research, development, testing and commercialization of various alternative energy technologies.

Acquisition of Novo Healthnet Limited

On April 25, 2017 (the “Effective Date”), the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) by and between (i) the Company, (ii) NHL, (iii) ALMC-ASAP Holdings Inc. (“ALMC”), (iv) Michael Gaynor Family Trust (the “MGFT”), (v) 1218814 Ontario Inc. (“1218814”), and (vi) Michael Gaynor Physiotherapy Professional Corp. (“MGPP,” and together with ALMC, MGFT and 1218814, the “NHL Shareholders”). Pursuant to the terms of the Share Exchange Agreement, the Company agreed to acquire from the NHL Shareholders all of the shares of both common and preferred stock of NHL, held by the NHL Shareholders, in exchange for the issuance by the Company to the NHL Shareholders of shares of the Company’s common stock, such that following the closing of the Share Exchange Agreement, the NHL Shareholders would own 167,797,406 restricted shares of Company common stock, representing 85% of the issued and outstanding Company common stock, calculated including all granted and issued options or warrants to acquire the Company common stock as of the Effective Date, but to exclude shares of Company common stock that are subject to a then-current Regulation S offering that was undertaking by the Company (the “Exchange”).

On May 9, 2017, the Exchange closed and, as a result, NHL became a wholly owned subsidiary of Novo Integrated Sciences, Inc.

The Exchange was accounted for as a reverse acquisition under the purchase method of accounting since NHL obtained control of Novo Integrated Sciences, Inc. Accordingly, the Exchange was recorded as a recapitalization of NHL, with NHL being treated as the continuing entity. The historical financial statements presented are the financial statements of NHL. The Exchange was treated as a recapitalization and not as a business combination; therefore, no pro forma information is disclosed. At the closing date of the Exchange, the net assets of the legal acquirer, Novo Integrated Sciences, Inc., were $6,904.

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On September 5, 2013, NHL was incorporated under the laws of Ontario province, Canada. On September 16, 2013, Novo Peak Health Inc., Novo Assessments Inc. and Novo Healthnet Rehab Limited were formed as Ontario, Canada corporate entities, each wholly owned by NHL. On November 18, 2014, Novo Healthnet Kemptville Centre, Inc., a Back on Track Physiotherapy and Health Centre clinic operated by NHL, was formed with NHL owning an 80% interest. On April 1, 2017, NHL purchased substantially all of the assets of APKA Health to expand our community OT services.

On December 1, 2017, the Company, NHL and Executive Fitness Leaders, located in Ottawa Ontario Canada, entered into an Asset Purchase Agreement, pursuant to which NHL acquired substantially all of the assets of Executive Fitness Leaders in exchange for the issuance, by the Company, of 384,110 restricted shares of its common stock. The purchase price was allocated to furniture and equipment of $7,772 and goodwill of $225,383. The transaction closed on December 1, 2017. The purchase of these assets was not considered significant for accounting purposes; therefore, pro forma financial statements are not presented.

On September 25, 2018, Novo Peak Health, Inc. was amalgamated with Novo Healthnet Limited.

Assignment of Joint Venture Agreement

On January 7, 2019, 2478659 Ontario Ltd. (“247”) and Kainai Cooperative (“Kainai”) entered into a Joint Venture Agreement (the “Joint Venture Agreement”) for the purpose of developing, managing and arranging for financing of greenhouse and farming projects involving hemp and cannabis cash crops on Kainai related lands, and developing additional infrastructure projects creating jobs and food supply to local communities. On January 8, 2019, we and 247 entered into an Agreement of Transfer and Assignment, pursuant to which 247 agreed to sell, assign and transfer to the Company all rights, contracts, contacts and any and all other assets related in any way to the Joint Venture Agreement. Pursuant to the terms of the Joint Venture Agreement, as assigned to us, the parties will work in a joint venture relationship with the Company providing the finance, development and operation of the project, including sales, and Kainai providing the land and approvals for the development of the projects.

The joint venture will distribute to the Company and Kainai all net proceeds after debt and principal servicing and repayment allocation, as well as operating capital allotment, on a ratio equal to 80% to the Company and 20% to Kainai.

The Joint Venture Agreement has an initial term of 50 years and Kainai may renew the Joint Venture Agreement within five years of the expiry of the initial term upon mutual agreement.

On January 30, 2019, pursuant to the terms of the Joint Venture Agreement, the Company issued 12,000,000 restricted common shares to 247 with a value of $21,600,000.

Cloud DX Inc. License Agreement

On February 26, 2019, Novo Integrated Sciences, Inc. (the “Company”) and Novo Healthnet Limited (“NHL”) entered into a Software License Agreement (the “Cloud DX License”) with Cloud DX Inc. (“Cloud DX”) pursuant to which Cloud DX agreed to sell, and NHL agreed to purchase, a fully paid up, perpetual license, with 5-year conditional exclusivity, for the Cloud DX Bundled Pulsewave PAD-1A USB Blood Pressure Device, up-to-date product releases and Licensed Software Products (the “Licensed Software”) to include the:

●	Cloud DX Connected Health web portal for clinical users,
●	Cloud DX Connected Health mobile app,
●	Cloud DX Connected Health Windows app, and
●	Cloud DX Connected Health MacOS app.

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Pursuant to the terms of the Cloud DX License, Cloud DX also agreed to sell, and NHL agreed to purchase, 4,000 fully functional Pulsewave PAD 1A USB blood pressure monitor devices bundled with the perpetual license discussed above (the “Bundled Devices”).

The Cloud Dx platform allows NHL to further expand on its patient care philosophy of maintaining an on-going continuous connection with its patient community, beyond the traditional confines of a clinic, extending oversight of patient care and monitoring directly into the patient’s home through Remote Patient Monitoring (“RPM”). The Cloud DX technology empowers a patient with real-time vital sign information while maintaining a direct technology link from patient to clinician or medical practitioner. The transfer of vital information from home to clinic or patient to clinician further allows our clinicians and practitioners to deliver non-redundant diagnostic based proactive multidisciplinary primary health care.

The Cloud DX License granted to NHL and its majority-owned subsidiaries, holding companies, divisions and affiliates, other than physiotherapy clinics owned and operated by Closing The Gap Healthcare Inc., the right to use and sub-license the Licensed Software and re-sell the Bundled Devices pursuant to the terms of the Cloud DX License in the physical therapy clinic marketplace in North America in exchange for the purchase price as set forth below:

●	Upon the closing, the Company issued 458,349 restricted shares of its common stock having a value (as calculated as set forth in the Cloud DX License) of CAD$1,000,000 (approximately $758,567 as of February 26, 2019), and

●	Cloud DX will invoice CAD$250,000 (approximately $189,642 as of February 26, 2019) to NHL based on the following deliverables, and paid on the following schedule:

Cloud DX deliverable	Novo payment (terms: Net 15)
Heart Friendly Program launches in Clinic #1	CAD$50,000 (approximately $37,929 as of February 26, 2019)
Novo-branded Android app delivered as APK file	CAD$35,000 (approximately $26,550 as of February 26, 2019)
Novo-branded Clinical portal website delivered	CAD$35,000 (approximately $26,550 as of February 26, 2019)
Pulsewave PAD-1A devices – 1st delivery	CAD$20,000 (approximately $15,171 as of February 26, 2019)
Marketing services / materials delivered	CAD$25,000 (approximately $18,964 as of February 26, 2019)
Cloud DX hires dedicated Novo support FTE	CAD$85,000 (approximately $64,478 as of February 26, 2019)

On March 9, 2020, the Company and NHL entered into that certain First Amendment to Cloud DX Perpetual Software License Agreement (the “Cloud DX Amendment”) with Cloud DX, effective March 6, 2020, pursuant to which the parties thereto agreed that the CAD$250,000 (approximately $186,231 as of March 6, 2020) that was to be paid by NHL based on the above deliverables would be paid as a one-time payment of 465,578 restricted shares of Company common stock. In addition, pursuant to the terms of the Cloud DX Amendment, the parties agreed to settle a $200,000 fee owed by NHL to Cloud DX through payment of 500,000 restricted shares of Company common stock.

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Pursuant to the terms of the Cloud DX License, the perpetual license with 5-year conditional exclusivity is subject to the following conditions:

a)	Year 1 – NHL has the right to sell and market the Licensed Software exclusively to “Physical Therapy Clinics,” as hereinafter defined, in Canada and the U.S. for the first 5 years after the execution date of the Cloud DX License, with the exception of clinics operated by Closing the Gap Healthcare. “Physical Therapy Clinics” means any clinic that offers para-medical services focused on physical therapy, orthotics, chiropractic, nutrition, massage, wellness, esthetic and cosmetic services (e.g. “botox”, “restylane”) and related non-medical services, sometimes called “multi-disciplinary clinics”, and excludes pharmacies and services offered by licensed medical professionals including medical doctors (MD/PhD), nurses, nurse practitioners, physician assistants, licensed practical nurses and staff that deliver medical care.
b)	During the 5-year initial period, NHL is expected to sell a minimum of 4,000 Bundled Devices and to sell a minimum of 200 franchises.
c)	In Year 6 and beyond, additional 1-year periods of conditional exclusivity will be granted provided that NHL sales in the preceding 12 months are equal to total sales achieved in Year 5.
d)	If the minimums set forth in item (b) above are not met, continued exclusivity will require the payment of an additional fee, to be negotiated in good faith between the parties.
e)	2-Way Exclusivity – NHL agrees not to replace the Software and Bundled Devices or offer a competitive offering as long as NHL is representing the Cloud DX product line.

Acquisition of Societe Professionnelle de Physiotherapie M Dignard, carrying on business as Action Plus Physiotherapy Rockland

On July 22, 2019, the Company and Societe Professionnelle de Physiotherapie M Dignard, carrying on business as Action Plus Physiotherapy Rockland and providing physiotherapy and related ancillary services (“APPR”), entered into an Asset Purchase Agreement (“APA”) pursuant to which APPR agreed to sell, assign and transfer to the Company, free and clear of all encumbrances, other than permitted encumbrances, and the Company agreed to purchase from APPR all of APPR’s right, title and interest in and to all of its assets, with the exception of certain limited exclusions, and the rights, privileges, claims and properties of any kind whatsoever that are related thereto, whether owned or leased, real or personal, tangible or intangible, of every kind and description and wheresoever situated.

Pursuant to the terms of the APA, the purchase price is determined as six times APPR’s purported EBITDA, equaling CAD$300,000, of which, APPR (1) received a cash payment of CAD$175,000; and (2) was issued CAD$125,000 worth of the Company’s common stock, par value $0.001, as restricted common shares pursuant to an exemption from registration as set forth in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the terms of the APA, APPR was issued 84,558 restricted common shares of the Company’s common stock as consideration for the CAD$125,000 payment owed to APPR. On the business day immediately preceding the closing date of the APA, determined as July 19, 2019, the CAD-to-USD conversion rate, per x-rates.com, was 0.7644 which converts CAD$125,000 to $95,550 rounded to the nearest whole number dollar amount. Based on the determined 30-trading day closing average price per share of $1.13, the calculated number of the Company’s restricted common shares issued to APPR was 84,558, which includes rounding the calculation up to the nearest whole number of shares.

The transaction closed on July 22, 2019. The purchase of these assets was not considered significant for accounting purposes; therefore, pro forma financial statements were not presented.

U.S. LA Fitness License Agreement & Guaranty

On September 24, 2019, Novomerica Health Group Inc. (“Novomerica”), a wholly owned subsidiary of the Company, entered into a Master Facility License Agreement with Fitness International, LLC and Fitness & Sports Clubs, LLC (together with Fitness International, LLC, “LA Fitness U.S.”). The Master Facility License Agreement was amended on February 4, 2020, pursuant to the terms of that certain First Amendment to Master Facility License Agreement between Novomerica and Fitness International, LLC (“U.S. License Agreement”).

Pursuant to the terms of the U.S. License Agreement, the parties agreed that from time to time as set forth in the U.S. License Agreement or as the parties otherwise agree, Novomerica may wish to identify sublicensees to provide certain services in facilities operated by LA Fitness U.S., and LA Fitness U.S. may desire to grant to such sublicenses the right to do the same. Upon execution of applicable documentation as may be required by the U.S. License Agreement, the sublicensee (which may be Novomerica, if Novomerica desires to provide Services (as hereinafter defined) itself) shall have the right, subject to the terms of the U.S. License Agreement, to (i) occupy and use, on an exclusive basis, for the purposes of providing outpatient physical and/or occupational therapy as provided in the U.S. License Agreement (the “Services”), with the applicable LA Fitness U.S. facility, and (ii) access and use, on a non-exclusive basis, for the purpose of providing the Services, the applicable facility’s equipment and a pool lane, and (iii) use, on a non-exclusive basis, the applicable facility’s common areas solely as necessary to access the facility’s service area, equipment and a pool lane.

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Pursuant to the terms of the U.S. License Agreement, five separate initial licenses in Ohio were granted. Novomerica agreed to develop and open for business (a) at least two of such facilities by June 30, 2020, (b) at least two additional facilities by September 30, 2020, and (c) the final remaining facility by December 31, 2020 (“U.S. Development Schedule”). Pursuant to the terms of the U.S. License Agreement, in the event that Novomerica fails to meet the U.S. Development Schedule, the initial licenses that Novomerica has developed and opened for business will remain unaffected; however, Novomerica will lose the right to develop the remaining licenses.

With respect to each license granted under the U.S. License Agreement, for the period beginning as of the commencement date of each such license and continuing until the expiration or earlier termination of such license, Novomerica shall pay to LA Fitness U.S. a monthly payment in an agreed upon amount.

Unless sooner terminated as provided in the U.S. License Agreement, the term of the U.S. License Agreement shall expire simultaneously with the expiration of earlier termination of the License Term (as such term is defined in the U.S. License Agreement) of the last remaining license granted under the U.S. License Agreement.

Pursuant to the terms of the U.S. License Agreement, the Company agreed to execute that certain Guaranty Agreement (the “U.S. Guaranty”) dated September 24, 2019 by and between the Company and LA Fitness U.S. Pursuant to the terms of the U.S. Guaranty, the Company irrevocably guaranteed the full, unconditional and prompt payment and performance of all of Novomerica’s obligations and liabilities under the U.S. License Agreement.

Canada LA Fitness License Agreement & Guaranty

On September 24, 2019, NHL entered into a Master Facility License Agreement with LAF Canada Company (“LA Fitness Canada”). The Master Facility License Agreement was amended on February 4, 2020, pursuant to the terms of that certain First Amendment to Master Facility License Agreement between NHL and LA Fitness Canada (“Canada License Agreement”).

Pursuant to the terms of the Canada License Agreement, the parties agreed that from time to time as set forth in the Canada License Agreement or as the parties otherwise agree, NHL may wish to identify sublicensees to provide certain services in facilities operated by LA Fitness Canada, and LA Fitness Canada may desire to grant to such sublicensees the right to do the same. Upon execution of applicable documentation as may be required by the Canada License Agreement, the sublicensee (which may be NHL, if NHL desires to provide Services (as hereinafter defined) itself) shall have the right, subject to the terms of the Canada License Agreement, to (i) occupy and use, on an exclusive basis, for the purposes of providing the Services, with the applicable LA Fitness Canada facility, and (ii) access and use, on a non-exclusive basis, for the purpose of providing the Services, the applicable facility’s equipment and a pool lane, and (iii) use, on a non-exclusive basis, the applicable facility’s common areas solely as necessary to access the facility’s service area, equipment and a pool lane.

Pursuant to the terms of the Canada License Agreement, 17 separate initial licenses in Ontario, Canada and Alberta, Canada were granted. NHL agreed to develop and open for business (a) at least four of such facilities by March 31, 2020, (b) at least six additional facilities by June 30, 2020, (c) at least six additional facilities by September 30, 2020, and (4) the final remaining facility by December 31, 2020 (the “Canada Development Schedule”). Pursuant to the terms of the Canada License Agreement, in the event that NHL fails to meet the Canada Development Schedule, the initial licenses that NHL has developed and opened for business will remain unaffected; however, NHL will lose the right to develop the remaining licenses.

With respect to each license granted under the Canada License Agreement, for the period beginning as of the commencement date of each such license and continuing until the expiration or earlier termination of such license, NHL shall pay to LA Fitness Canada a monthly payment in an agreed upon amount.

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Unless sooner terminated as provided in the Canada License Agreement, the term of the Canada License Agreement shall expire simultaneously with the expiration of earlier termination of the License Term (as such term is defined in the Canada License Agreement) of the last remaining license granted under the Canada License Agreement.

Pursuant to the terms of the Canada License Agreement, the Company agreed to execute that certain Guaranty Agreement (the “Canada Guaranty”) dated September 24, 2019 by and between the Company and LA Fitness Canada. Pursuant to the terms of the Canada Guaranty, the Company irrevocably guaranteed the full, unconditional and prompt payment and performance of all of NHL’s obligations and liabilities under the Canada License Agreement.

Intellectual Property Asset Purchase Agreement

On December 17, 2019, the Company entered into that certain Intellectual Property Asset Purchase Agreement (the “APA”) by and between the Company and 2731861 Ontario Corp. (the “Seller”), pursuant to which the Company agreed to purchase, and Seller agreed to sell (the “Acquisition”), proprietary designs for an innovative cannabis dosing device, in addition to designs, plans, procedures, and all other material pertaining to the application, construction, operation, and marketing of a cannabis business under the regulations of Health Canada (the “Intellectual Property”). Pursuant to the terms of the APA, the purchase price of the Intellectual Property is 8,000,000 shares of restricted common stock of the Company. The Acquisition closed on December 17, 2019.

Joint Venture Agreement

On December 19, 2019, the Company entered into that certain Joint Venture Agreement (the “JV Agreement”) between the Company and Harvest Gold Farms Inc. (“HGF”) relating to the development, management and arrangement of medicinal farming projects involving hemp and cannabis cash crops (the “Project”). Pursuant to the terms of the JV Agreement, the parties agreed to work in a joint venture relationship, with the Company providing the development and operation of the Project, including sales, and HGF providing the land, farming expertise, biomass and necessary approvals for the development of the Project.

The initial term of the JV Agreement will, unless sooner terminated by consent of all parties, expire in five years from the effective date of the JV Agreement. The Company and HGF may renew the JV Agreement within two years of the expiration of the initial term upon mutual understanding.

Each of the parties agreed to contribute to the start-up of the joint venture (the “JV”) as follows:

●	The Company:

○	Complete and finalize a business plan and layout plans, a detailed procurement project binder and an implementation and roll-out plan.
○	Make arrangements for construction and financing options of any facilities required for the profitable farming of medicinal crops or related facilities.
○	Direct project finance model and selection of engineering, procurement, construction contracts and management service providers.
○	Arrange for product purchase contracts.

●	HGF:

○	Provide the land and approvals for greenhouse (if necessary), open field farming and other facilities as required.
○	Arrange for all required titled land for greenhouses and outdoor agriculture platforms.
○	Arrange for all building permits, environmental approvals and HGF internal approvals including confirmation of tax-free JV status for the duration of the proposal (if possible).
○	Provide elite farming expertise for the purposes of maximizing potential profits, inclusive of harvesting techniques and process flow and engineering.

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Pursuant to the terms of the JV Agreement, the Company agreed to maintain all financial records (in U.S. GAAP) of the JV, to provide quarterly and annual reporting to all JV stakeholders, and to assign and direct operational staff from onset to agreement termination. The Company agreed to pay HGF 30% of net JV income on an annual basis commencing 12 months after the first full 12-month revenue period, and to purchase product from the JV at a price of cost plus 5%.

In addition, the Company agreed to issue 2,000,000 shares of Company common stock upon achievement of $25,000,000 of net profit by the JV each fiscal year. Such common stock will be delivered to HGF via Novo Healthnet Limited exchangeable preferred shares. Any Company common stock issued to HGF will be subject to pro-rata adjustment in the event that the Company approves, prior to the issuance date, any forward stock split, reverse stock split or other capitalization restructure.

HGF agreed, among other things, to grow medicinal agriculture crop at the highest standard, subject to independent third party biomass testing, in the most profitable manner while maintaining the standards of excellence required to maintain elite status, and to provide a minimum of 7,000 acres for the Primary Project. All staffing, including but not limited to, management, specialized or general labor requirements for farming will be the sole responsibility of HGF.

Approval of Novo Integrated Sciences, Inc. 2018 Incentive Plan

Our board of directors and shareholders adopted and approved on January 16, 2018, the Novo Integrated Sciences, Inc. 2018 Incentive Plan, effective January 16, 2018 (“2018 Incentive Plan”), under which stock options, restricted stock, stock appreciation rights, phantom stock and performance awards may be granted to officers, directors, employees and consultants. As of the date of this prospectus, 9,875,000 of Common Stock, par value $0.001 per share, are reserved for issuance under the Plan.

Issuances and Grants in Fiscal Year 2018

Private Placements in Fiscal Year 2018 – Common Stock

During our fiscal year ended 2018, we issued 25,104 shares of common stock at an average purchase price of approximately $1.613 per share (for an aggregate of $15,564 of proceeds) to foreign investors in a private placement under Regulation S of the Securities Act.

Issuance of Stock Options in Fiscal Year 2018 under 2018 Incentive Plan

On February 12, 2018, we granted fully vested options to purchase an aggregate of 50,000 shares of common stock at an exercise price of $0.33 per share under our 2018 Incentive Plan to Kevin Pickard in recognition of his services to us.

On September 10, 2018, we granted fully vested options to purchase an aggregate of 75,000 shares of common stock at an exercise price of $0.95 per share under our 2018 Incentive Plan to Klara Radulyne in recognition of her services to us.

Issuances in Fiscal Year 2019

Private Placements in Fiscal Year 2019 – Common Stock

During our fiscal year ended 2019, we issued 3,266,857 shares of common stock at an average purchase price of approximately $1.005 per share (for an aggregate of $3,250,366 of proceeds) to foreign investors in a private placement under Regulation S of the Securities Act.

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Employees

Immediately prior to the Company closing all its corporate clinics due to the COVID-19 pandemic, effective March 17, 2020 , the Company employed 81 full-time employees and 53 part-time employees. Following national, provincial, state and local governmental issued proclamations and/or directives aimed at minimizing the spread of COVID-19, on March 17, 2020, the Company closed all corporate clinics and commenced a staff reduction. By June 1, 2020, the Company had furloughed 48 full-time employees and 35 part-time employees.

On June 2, 2020, following all mandated guidelines and protocols issued by Health Canada, the Ontario Ministry of Health, and the respective disciplines’ regulatory Colleges to ensure a safe treatment environment for our staff and clients, the Company commenced re-opening its corporate clinics. As of June 9, 2020, the Company had opened all corporate clinics.

As of June 26, 2020, the Company had 50 full-time employees and 24 part-time employees. Approximately 85% of our clinicians and practitioners are contracted as independent contractors. We believe that we maintain a satisfactory working relationship with our employees and have not experienced any labor disputes.

Legal Proceedings

From time to time, we are involved in various claims and legal actions arising in the ordinary course of business. There are no legal proceedings currently pending against us which we believe would have a material effect on our business, financial position or results of operations and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

ITEM 8: DESCRIPTION OF PROPERTY

We currently maintain a mailing address at 11120 NE 2nd Street, Suite 200, Bellevue, Washington 98004. Our telephone number there is (206) 617-9797. Other than this mailing address, we do not currently maintain any physical office for our corporate headquarters, and do not anticipate the need for maintaining a physical office for our corporate headquarters at any time in the foreseeable future. We pay no rent or other fees for the use of the mailing address.

Our wholly-owned subsidiary, Novo Healthnet Limited, has corporate offices located at 119 Westcreek Dr., Suite 1, Woodbridge, ON L4L 9N6 Canada. This location is approximately 2,450 square feet and expires on March 31, 2023, and is not subject to renewal. Terms of the lease provide for a base rent payment of $3,750 per month (Canadian dollars) (approximately $2,822 United States Dollars as of December 1, 2019).

Novo Healthnet Limited currently operates our 16 corporate-owned clinics through standard tenancy agreements out of leased properties located at:

(1)	Novo Healthnet Limited (Etobicoke)
5359 Dundas Street West, Suite B100, Toronto, Ontario M9B 1B1, Canada;

(2)	Novo Healthnet Limited (Niagara Falls)
4056 Dorchester Rd., Suites 104 & 105, Niagara Falls, Ontario L2E 6M9, Canada;

(3)	Novo Healthnet Limited (Richmond)
9665 Bayview Ave., Suite 10, Richmond Hill, Ontario L4C 9V4, Canada;

(4)	Novo Healthnet Limited (Scottfield)
60 Scottfield Drive, Lower Level, Scarborough, Ontario M1S 5T7, Canada;

(5)	Novo Healthnet Limited (Windsor)
250 Tecumseh Rd. E., Building 100, Unit 150, Windsor, Ontario N8X 2R3, Canada;

(6)	Back on Track (West Hunt Club)
6 Antares Drive Ph 1, Unit 3, Ottawa, Ontario K2E 8A9, Canada;

(7)	Back on Track (Richmond)
6265 Perth St, Richmond, Ontario K0A 2Z0, Canada;

(8)	Back on Track (Hunt Club)
380 Hunt Club Rd, Ottawa, Ontario K1V 1C1, Canada;

(9)	Back on Track (Findlay Creek)
4744 Bank Street, Unit 2, Gloucester, Ontario K1T 0K8, Canada;

(10)	Back on Track (Bells Corners)
2006 Robertson Rd., Unit 2, Nepean, Ontario K2H 1A5, Canada;

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(11)	Back on Track (Westboro)
411 Roosevelt Avenue, Unit 309, Ajax, Ontario K2A 3X9, Canada;

(12)	Back on Track (Manotick)
5230 Mitch Owens Road, Manotick, Ontario K4M 1B2, Canada;

(13)	Back on Track (Carleton Place)
515 McNeely Drive, Unit 3, Carleton Place, Ontario K7C 0A8, Canada;

(14)	Back on Track (Kemptville)
11 Somerville Road, Kemptville, Ontario K0G 1J0, Canada;

(15)	Back on Track (Perth)
279 Canal Bank Road, Perth, Ontario K7H 3M6, Canada;

(16)	ActionPlus Physiotherapy Rockland
208-2741 Chamberland St., Rockland Ontario K4K 0B8 Canada.

Novo Healthnet Limited leases premises for the foregoing fifteen (16) corporate-owned clinics, ranging in terms of 0 to 10 years, with monthly lease rates ranging from $3,757 (Canadian Dollars) (approximately $2,827 United States Dollars as of December 1, 2019) to $9,337 (Canadian Dollars) (approximately $7,026 United States Dollars as of December 1, 2019).

ITEM 9: MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Novo Integrated Sciences, Inc. and its subsidiaries (collectively, the “Company” or “Novo Integrated”) should be read in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this Offering Circular. References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “us,” “we,” “our,” and similar terms refer to the Company. This Offering Circular includes forward-looking statements, as that term is defined in the federal securities laws, based upon current expectations that involve risks and uncertainties, such as plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Words such as “anticipate,” “estimate,” “plan,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions are used to identify forward-looking statements. We caution you that these statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond our control, which may influence the accuracy of the statements and the projections upon which the statements are based. Reference is made to “Risk Factors”, which are included elsewhere in this Offering Circular.

Overview

Novo Integrated Sciences, Inc. (“Novo Integrated”) was incorporated in Delaware on November 27, 2000, under the name Turbine Truck Engines, Inc. On February 20, 2008, the Company was re-domiciled to the State of Nevada. Effective July 12, 2017, the Company’s name was changed to Novo Integrated Sciences, Inc. When used herein, the terms the “Company,” “we,” “us” and “our” refer to Novo Integrated and its consolidated subsidiaries.

Through Novo Healthnet Limited (“NHL”), our wholly owned Canadian subsidiary, we deliver multidisciplinary primary health care services and products through our 16 corporate-owned clinics and a contracted network of 103 affiliate clinics and 220 eldercare centric homes located across Canada. Our team of multidisciplinary primary health care clinicians and practitioners provide assessment, diagnosis, treatment, pain management, rehabilitation, education and primary prevention for a wide array of orthopedic, musculoskeletal, sports injury, and neurological conditions across various demographics including pediatric, adult, and geriatric populations.

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Our clinicians and practitioners provide certain multidisciplinary primary health care services, and related products, beyond the medical doctor first level contact identified as primary care. Our clinicians and practitioners are not licensed medical doctors, physicians, specialist, nurses or nurse practitioners. Our clinicians and practitioners are not authorized to practice primary care medicine and they are not medically licensed to prescribe pharmaceutical based product solutions.

Our specialized multidisciplinary primary health care services include physiotherapy, chiropractic care, manual/manipulative therapy, occupational therapy, eldercare, massage therapy (including pre- and post-partum), acupuncture and functional dry needling, chiropody, stroke and traumatic brain injury/neurological rehabilitation, kinesiology, vestibular therapy, concussion management and baseline testing, trauma sensitive yoga and meditation for concussion-acquired brain injury and occupational stress-PTSD, women’s pelvic health programs, sports medicine therapy, assistive devices, fall prevention education, sports team conditioning programs including event and game coverage, and private personal training,

As we continue to build our health science platform of services and products through the integration of technology and rehabilitative science, one component of our lateral business growth strategy includes developing business units centered on the direct control of the grow, extraction, manufacturing and distribution processes for hemp and medical cannabidiol products. Additionally, we continue to expand on our patient care philosophy of maintaining an on-going continuous connection with our patient community, beyond the traditional confines of a clinic, by extending oversight of patient diagnosis, care and monitoring, directly into the patient’s home, through various mobile telemedicine and diagnostic tools.

Our strict adherence to public regulatory standards, as well as self-imposed standards of excellence, have allowed us to navigate with ease through the industry’s licensing and regulatory framework. Compliant treatment, data and administrative protocols are managed through a team of highly trained, certified healthcare and administrative professionals. We and our affiliates provide service to the Canadian property and casualty insurance industry, resulting in a regulated framework governed by the Financial Services Commission of Ontario. All of our services and those of our affiliates are regulated by the various professional associations related to the clinical professionals contracted or employed by us. In 2013, NHL received its accreditation from the Commission on Accreditation of Rehabilitation Facilities (“CARF”). Currently, NHL is undergoing the CARF re-accreditation process.

For the fiscal years ended August 31, 2019 and 2018, we generated revenues of $9,421,825 and $8,894,464, respectively, and reported net losses of $403,579 and $2,117,193, respectively, and negative cash flow from operating activities of $822,268 and $934,501, respectively. For the six months ended February 29, 2020, we generated revenues of $4,977,474, reported a net loss of $594,788, and had negative cash flow from operating activities of $579,219. As noted in our consolidated financial statements, as of February 29, 2020, we had an accumulated deficit of approximately $12,184,577. We anticipate that we will continue to report losses and negative cash flow. See “Risk Factors — We have a history of operating losses and negative cash flow.”

Business Growth Initiatives

The Company’s mission is to provide excellence in multidisciplinary primary health care assessment, diagnosis, prevention, treatment and pain management through the integration of technology and rehabilitative science. What follows are the Company’s key business growth initiatives. As to the funding of these business growth initiatives, the Company anticipates dedicating up to an aggregate of $20,338,500 in net proceeds to fund the Business Growth Initiatives and, if necessary, any additional amounts to complete these initiatives from private placements or other financing arrangements. Notwithstanding the foregoing, the Company may close the offering without sufficient funds for completing these initiatives and may need to reduce the amount of proceeds to be used towards these initiatives. In addition, the Company reserves the right to change such use of proceeds if management believes it is in the best interests of the Company to do so.

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Increase Market Share in Canada through Organic Growth, Asset Acquisition and Contract Expansion for both our Clinic and Eldercare Divisions.

Specific to the Clinic Division, the Company has an ongoing initiative to expand our Canadian market share through both organic growth and strategic acquisition of operating multidisciplinary primary health care clinics in markets we are currently located as well as new geographic markets.

Specific to our Eldercare Division, we intend to increase our Canada market share of providing contracted-occupational therapy and physiotherapy services to eldercare centric homes through network affiliation growth, new contract awards and increased usage of telemedicine.

This initiative was launched in May 2017 and is ongoing. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $2,190,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative. Cost projection are unique for each acquisition structure type and consumer demand of each clinic asset and eldercare centric facility contract platform treatment profile.

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Open Micro-Clinic Facilities through our LA Fitness Master Facility License Agreements.

Micro-clinic facilities are reduced footprint clinics, primarily located within the premises of larger commercial enterprises, focused on providing multidisciplinary primary health care and medical technology related services. Under the terms of our Agreement with LA Fitness, we are developing and opening micro-clinic facilities within the footprint of LA Fitness facilities throughout both the U.S. and Canada. Each micro-clinic exists through either third-party sub-license agreements or corporate sponsored arrangement. The Company’s LA Fitness based micro-clinic facilities will primarily provide outpatient physical and occupational therapy services.

As of June 29, 2020, the Company has completed one sub-license lease in Canada and is currently negotiating three additional sub-license leases in Canada. In addition, as of June 29, 2020, the Company is negotiating an unidentified number of sub-license leases with operators in three states in the United States, including Florida, Georgia and Ohio.

As a result of guidelines issued by local, state, provincial and federal authorities due to the COVID-19 pandemic, LA Fitness has closed all U.S. and Canada facilities which has halted all Company activity to develop and open our LA Fitness micro-clinics. Given the pandemic has created renewed awareness of health wellness as a lifestyle rather than a treatment, LA Fitness continues to indicate strong desire to continue our contractual agreements upon LA Fitness re-opening facilities post pandemic. The addition of our micro-clinics to LA Fitness facilities creates a clear and obvious improvement to the present facility by offering even more proactive healthcare related products and services to its membership base.

This initiative was launched in September 2019 and is ongoing. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,000,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Build an Intellectual Property Portfolio.

We intend to acquire or obtain licensing rights for Intellectual Property (IP) and patents related to health sciences and nano-formulation. When considering nano-formulation patent and IP assets, one specific area we intend to pursue relates to medical cannabis related medicines, beverages and foods infused with dry powder, liquid or oil with further formulation into creams and gels, allowing for oral, intravenous and/or transdermal delivery.

Our projected launch date for implementation of this initiative is late 2020. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $4,200,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative. Specific to each prospective patent/IP, cost projection will be determined primarily based on the asset acquisition structure type, implementation status, market demand and application of the IP and/or patent to our platform treatment profile.

●	Expand Operations into the United States. We plan to expand operations into the U.S. through:

○	The introduction of a customized version of our multidisciplinary primary health care service model with emphasis on pain prevention, treatment and management as well as immune enhancement through the launch of micro-clinic facilities.

○	The strategic acquisition of targeted U.S. operating clinics in key geographical areas.

○	Establishment of strategic corporate alliances and partnerships with existing U.S. health care provider facilities, including certain of our current Canadian clients with U.S.-based facilities, allowing us immediate access to their client base.

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Integration of specific specialized multidisciplinary primary health care services and products that are a direct compliment to the existing primary care related products and services already provided by brand-recognized, established retail entities such as grocers, pharmacies, health fitness clinics and clinics with a further emphasis of healthcare maintenance through product solutions.

This initiative was launched in February 2020 and is ongoing. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,500,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative. Cost projection will be determined based on acquisition structure type, consumer demand of each clinic asset and contract platform treatment profile.

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Launch our Cannabidiol (“CBD”) Medical Cannabis Product Platform in Canada.

As a complement to our integration of technology and rehabilitative science for musculoskeletal related pain treatment and management, we intend to expand into the cultivation, manufacturing, distribution and sales of CBD products derived from industrial hemp. We expect that our CBD products will be specifically focused on CBD for use (i) as a treatment aid; (ii) to provide relief for a large array of neurological and musculoskeletal system disorders; and (iii) as an alternative option for health care providers in place of prescribing opioids to patients. Offering our patients access to non-hallucinogenic and non-addictive natural remedies, under required clinical oversight policies and procedures as they relate to medicinal cannabis and CBD, combined with our existing clinic-based treatment protocols allows us to enter this market segment with a unique integration model not readily available in the marketplace. We anticipate introducing our prospective CBD products to patients and consumers through clinic distribution programs.

The Company has entered into a joint venture agreement with Kainai Cooperative in January 2019 and a joint venture agreement with Harvest Gold Farms Inc. in December 2019 regarding the cultivation of industrial hemp for the production of CBD products. Other than the Company entering into the joint venture agreements, as of June 29, 2020, the Company has not implemented the cultivation, production, manufacturing, distribution or sale of CBD products derived from industrial hemp. As a result of the COVID-19 pandemic, the Company has delayed the implementation of this initiative as the Company has prioritized controlling costs as we re-open and expand clinic and eldercare operations to both meet and exceed pre-pandemic levels. Upon achieving pre-pandemic patient flow, the Company anticipates restarting the implementation of this initiative.

Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $2,000,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Introduction of “Micro-Clinics” in Certain Underserved Population Centers.

We plan to leverage our expertise in the interface of technology and patient engagement to introduce our multidisciplinary primary health care services and products through micro-clinics located in certain underserved population clinics. Rather than relying on the traditional centralized model of bringing people to health care, our “micro-clinic” model allows for people in urban, rural and remote population clinics to have greater access and availability to a wide range of health care products and services.

Our projected launch date for implementation of this initiative is early-2021. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,525,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Development of our Remote Patient Monitoring (RPM) platform in Canada and the United States.

Beyond the traditional confines of in-clinic visits, RPM provides clinicians and practitioners the ability to maintain an on-going continuous connection with their patient community extending oversight of patient care and monitoring directly into the patient’s home. Through our exclusive licensing agreement with Cloud DX, executed in February 2019, our RPM platform empowers a patient with real-time vital sign information while maintaining a direct technology link from patient to clinician or medical practitioner. The transfer of vital information from home to clinic or patient to clinician allows for the delivery of high quality, non-redundant diagnostic based proactive healthcare. We intend to expand our offering of RPM technology to not only our Canadian clinics and affiliate clinics but to clinics and medically licensed providers throughout Canada and the United States.

The inclusion of RPM temperature measuring devices to compliment blood pressure and weight measuring instruments (Bluetooth) has completed the stable of peripherals necessary for high level critical assessment. The revision to patient intake at the clinic level to include mandatory measurement of vitals assures appropriate tracking and baseline metrics necessary to evaluate in a remote environment. The implementation of in-clinic patient metrics equivalent to those derived via a remote application in the home environment is the first step in engaging patient retention to remote review.

Post-pandemic, upon the re-opening of our corporate clinics, the Company will educate its patients regarding the benefits of RPM use. In Canada, third party insurance coverage for RPM related devices is now being reviewed for implementation nationwide. Currently, as documented and requested by the clinician, insurance coverage is being approved on a case by case basis.

Our projected launch date for implementation of this initiative is July 2020. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $2,813,345 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Launch and Further Development of our Virtual Physician Access System Platform (“Telemedicine Platform”).

On April 1, 2020, we launched our Telemedicine Platform through which certain of our multidisciplinary primary health care clinicians (“clinicians”) have been providing low-cost virtual contact with eldercare clients for non-critical resident reviews, exercise related activity and physiotherapy sessions. We intend to continue to develop the Telemedicine Platform to expand our clinic and eldercare contract virtual physical care program offerings beyond our current active applications. We also intend to develop the Telemedicine Platform to provide patients with real-time virtual access to third-party primary care medically licensed providers in various medical disciplines, which we anticipate completing and launching in mid-2021.

Telemedicine is transforming traditional approaches to health care by providing ease of access and reduced costs for patients, particularly in areas with limited access to both clinicians and medically licensed providers.

The success of telemedicine has always depended on the adoption of virtual technology by clinicians, medically licensed providers and the patient. A basic checklist approach to results allow both multidisciplinary clinicians and medically licensed providers to remotely determine if direct medical attention is required rather than remote or virtual guidance to care. The patient friendly platform removes the traditional barrier represented by intimidating peripherals along with necessary precision use and application of the peripherals to obtain accurate data necessary for appropriate diagnosis. A patient can now feel certain of their role in the assessment process without sophisticated and exhaustive training.

Our telemedicine platform intends to integrate certain medical devices, such as a blood pressure reading device, a derma scope, an ophthalmoscope otoscope, and other add-ons each of which can provide both the clinician and the medically licensed provider with real-time diagnostic data, greatly enhancing the ability to better provide the patient with an accurate diagnosis, treatment and follow-on guidance. Our telemedicine platform is intended to allow any qualified location to install and utilize our telemedicine platform at a relatively low-cost point of entry.

Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $1,000,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Acquire Ownership Interest in Licensed Pharmaceutical Manufacturing and Packaging Facilities.

As we build our Intellectual Property portfolio, having ownership of a licensed high-grade pharmaceutical product manufacturing and packaging solution is integral in creating the medium for use and application of our proprietary sciences as well as mitigating market exclusion and enhancing patient services and product offerings.

Our projected launch date for implementation of this initiative is mid-2021. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $3,500,000 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

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Expand our Posture, Stride, and Kinetic Body Movement Scanning Technologies and Protocols.

When combined with decades of data harvesting and analysis, we believe these specialized technologies and protocols provide our clinics with the ability to deliver better care, early diagnosis and preventative health care strategies.

Our projected launch date for implementation of this initiative is early 2021. Assuming the maximum number of shares offered in this offering are sold, the Company anticipates utilizing up to $610,155 of the net proceeds designated for Business Growth Initiatives to fund this specific initiative and, if necessary, any additional amounts from private placements or other financing arrangements to complete this initiative.

For the three months ended February 29, 2020 compared to the three months ended February 28, 2019

Revenues for the three months ended February 29, 2020 were $2,428,864, representing an increase of $228,454, or 10.4%, from $2,220,410 for the same period in 2019. The increase in revenue is principally due to providing additional eldercare services and the acquisition of Action Plus Physiotherapy Rockland in July 2019.

Cost of revenues for the three months ended February 29, 2020 were $1,585,860, representing an increase of $265,120 or 20.1%, from $1,320,740 for the same period in 2019. The increase in cost of revenues is principally due the increase in revenue. Cost of revenues as a percentage of revenue was 65.3% for the three months ended February 29, 2020 and 60.0% for same period in 2019. The increase in cost of revenues as a percentage of revenue is principally due to higher costs.

Operating costs for the three months ended February 29, 2020 were $993,772, representing an increase of $35,415, or 3.7%, from $958,357 for the same period in 2019. The increase in operating costs is primarily attributed to additional operating cost associated with the acquisition of Action Plus Physiotherapy Rockland in July 2019.

Interest expense for the three months ended February 29, 2020 was $37,717, representing a decrease of $10,870, or 22.4%, from $48,587 for the same period in 2019. The decrease is due to less debt outstanding.

Write off of acquisition deposit for the three months ended February 29, 2020 was $344,521, representing an increase of $344,521, from $0 for the same period in 2019. The increase is due to the write off of an acquisition deposit for an acquisition which is considered impaired since the acquiree has been dissolved and is no longer in business.

Net loss for the three months ended February 29, 2020 was $505,829, representing an increase of $382,849, or 311.3%, from $122,980 for the same period in 2019. The decrease in net loss is due to the reasons described above.

For the six months ended February 29, 2020 compared to the six months ended February 28, 2019

Revenues for the six months ended February 29, 2020 were $4,977,474, representing an increase of $465,442, or 10.3%, from $4,512,032 for the same period in 2019. The increase in revenue is principally due to providing additional eldercare services and the acquisition of Action Plus Physiotherapy Rockland in July 2019.

Cost of revenues for the six months ended February 29, 2020 were $3,218,801, representing an increase of $469,978 or 17.1%, from $2,748,823 for the same period in 2019. The increase in cost of revenues is principally due the increase in revenue. Cost of revenues as a percentage of revenue was 64.7% for the six months ended February 29, 2020 and 60.9% for same period in 2019. The increase in cost of revenues as a percentage of revenue is principally due to higher costs.

Operating costs for the six months ended February 29, 2020 were $1,986,266, representing a decrease of $70,982, or 3.5%, from $2,057,248 for the same period in 2019. The decrease in operating costs is primarily attributed to a reduction in stock-based compensation and selling expenses, offset by an increase in operating costs due to additional cost associated with the acquisition of Action Plus Physiotherapy Rockland in July 2019.

Interest expense for the six months ended February 29, 2020 was $78,046, representing a decrease of $16,862, or 17.8%, from $94,908 for the same period in 2019. The decrease is due to less debt outstanding.

Write off of acquisition deposit for the six months ended February 29, 2020 was $344,521, representing an increase of $344,521, from $0 for the same period in 2019. The increase is due to the write off of an acquisition deposit which is considered impaired since the acquiree has been dissolved and is no longer in business.

Net loss for the six months ended February 29, 2020 was $594,788, representing a decrease of $215,224, or 56.7%, from $379,564 for the same period in 2019. The decrease in net loss is due to the reasons described above.

For the fiscal year ended August 31, 2019 compared to the fiscal year ended August 31, 2018

Revenues for the year ended August 31, 2019 were $9,421,825, representing an increase of $527,361, or 5.9%, from $8,894,464 for the same period in 2018. The increase in revenue is principally due to us being able to sell additional services to customers as a result of the acquisition of Executive Fitness Leaders in December 2017 and of Action Plus Physiotherapy Rockland in July 2019, the opening of a new clinic in September 2018, and the relocation of certain clinics during the summer of 2018 to more spacious facilities.

Cost of revenues for the year ended August 31, 2019 were $5,902,381, representing an increase of $431,005, or 7.9%, from $5,471,376 for the same period in 2018. The increase in cost of revenues is principally due to the increase in revenue. Cost of revenues as a percentage of revenue was 62.6% for the year ended August 31, 2019 and 61.5% for same period in 2018. The increase in cost of revenues as a percentage of revenue is principally due to higher costs.

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Operating costs for the year ended August 31, 2019 were $4,305,041, representing a decrease of $687,475, or 13.8%, from $4,992,516 for the same period in 2018. The decrease in operating costs is principally attributed to a decrease in stock-based compensation of $1,204,085 offset by an increase in the write down of assets, payroll and rental fees.

Other income (expense) for the year ended August 31, 2019 was $382,018, representing an increase of $929,783, or 169.7%, from ($547,765) for the same period in 2018. The increase is due to i) a gain on the settlement of debt of $377,300; ii) other income resulting from a refund of $72,080; iii) interest income from an increase in other receivables; and a decrease in interest expense of $342,312 since the debt outstanding decreased as a result of approximately $5.1 million of related party debt being converted to common stock in January 2018.

Net loss for the year ended August 31, 2019 was $403,579, representing a decrease of $1,713,614, or 80.9%, from $2,117,193 for the same period in 2018. The decrease in net loss is due to the reasons described above.

Liquidity and Capital Resources

Six Months Ended February 29, 2020 and February 28, 2019

As shown in the accompanying financial statements, for the six months ended February 29, 2020, the Company had a net loss of $594,788.

During the six months ended February 29, 2020, the Company used cash in operating activities of $579,219 compared to $459,540 for the same period in 2019. The principal reason for the increase is the cash increase used for prepaid expenses and other current assets and for accounts payable offset by the decrease in net loss and by the cash effects of the change in accrued expenses.

During the six months ended February 29, 2020, the Company used cash in investing activities of $265,377 compared to $301,871 for the same period in 2019. The principal reason for the change is the payment for two new acquisition deposits partially offset by the return of a previous acquisition deposit in fiscal year 2020.

During the six months ended February 29, 2020, the Company used cash of $26,967 in financing activities compared to cash generated from financing activities of $2,437,547 for the same period in 2019. The principal reason for the change is the sale of shares of common stock for $113,399 during the six months ended February 29, 2020, compared to $2,579,923 for the same period in 2019.

Fiscal Years Ended August 31, 2019 and August 31, 2018

As shown in the accompanying financial statements, for the fiscal years ended August 31, 2019 and 2018, the Company has had net losses of $403,579 and $2,117,193, respectively.

During the year ended August 31, 2019, the Company used cash in operating activities of $822,268, compared to $934,501 for the same period in 2018. The principal reason for the decrease is the decrease in net loss incurred during the year ended August 31, 2019 as compared to the same period in 2018, changes in non-cash expense of stock-based compensation and changes in working capital accounts during the year ended August 31, 2019 compared to the same period in 2018.

During the year ended August 31, 2019, the Company used cash in investing activities of $842,914, compared to $217,230 for the same period in 2018. The principal reason for the change is a deposit paid for a potential acquisition and the increase of amounts loaned for other receivables during the year ended August 31, 2019 compared to the same period in 2018, and the cash paid for the acquisition of assets in 2019.

During the year ended August 31, 2019, the Company generated cash of $3,073,711 from financing activities compared to cash used in financing activities of $11,574 for the same period in 2018. The principal reason for the change is the sale of shares of common stock for $3,250,366 during the year ended August 31, 2019, offset by an increase of repayments of amounts due to related parties. During the year ended August 31, 2018 there were only $15,564 of sales of shares of common stock.

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Proceeds Raising Stock Issuances

On April 24, 2018, the Company sold 25,104 restricted shares of common stock to a non-U.S. person. The shares were sold at a price of $0.62 per share, for an aggregate purchase price of $15,564, which was provided to fund the Company’s ongoing operational and product development expenses. The issuance of shares of common stock was exempt from the registration requirements of the Securities Act in reliance upon Regulation S promulgated pursuant to the Securities Act. The issuances involved offers and sales of securities outside the United States. The offers and sales were made in offshore transactions and no directed selling efforts were made by the issuer, a distributor, their affiliates or any persons acting on their behalf.

On November 16, 2018, the Company accepted a $30,000 subscription agreement from an accredited investor residing outside the United States for the sale of 17,647 shares of restricted common stock, resulting in an effective price per share of $1.70. The shares were issued on November 20, 2018.

On November 16, 2018, the Company accepted a $501,929 subscription agreement from an accredited investor residing outside the United States for the sale of 545,575 shares of restricted common stock, resulting in an effective price per share of $0.92. The shares were issued on November 20, 2018.

On December 18, 2018, the Company accepted a $1,867,250 subscription agreement from an accredited investor residing outside the United States for the sale of 2,029,620 shares of restricted common stock, resulting in an effective price per share of $0.92. The shares were issued on December 20, 2018.

On January 15, 2019, the Company accepted a $180,744 subscription agreement from an accredited investor residing outside the United States for the sale of 115,271 shares of restricted common stock, resulting in an effective price per share of $1.57. The shares were issued on January 18, 2019.

On April 3, 2019, the Company accepted a $149,740 subscription agreement from an accredited investor residing outside the United States for the sale of 116,078 shares of restricted common stock, resulting in an effective price per share of $1.29. The shares were issued on April 5, 2019.

On April 19, 2019, the Company accepted a $112,140 subscription agreement from an accredited investor residing outside the United States for the sale of 89,712 shares of restricted common stock, resulting in an effective price per share of $1.25. The shares were issued on April 24, 2019.

On April 30, 2019, the Company accepted a $200,000 subscription agreement from an accredited investor residing outside the United States for the sale of 170,941 shares of restricted common stock, resulting in an effective price per share of $1.17. The shares were issued on May 7, 2019.

On May 1, 2019, the Company accepted a $37,235 subscription agreement from an accredited investor residing outside the United States for the sale of 32,100 shares of restricted common stock, resulting in an effective price per share of $1.16. The shares were issued on May 3, 2019.

On May 3, 2019, the Company accepted a $149,060 subscription agreement from an accredited investor residing outside the United States for the sale of 128,500 shares of restricted common stock, resulting in an effective price per share of $1.16. The shares were issued on May 3, 2019.

On June 4, 2019, the Company accepted a $22,268 subscription agreement from an accredited investor residing outside the United States for the sale of 21,413 shares of restricted common stock, resulting in an effective price per share of $1.04. The shares were issued on June 6, 2019.

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On October 12, 2019, the Company sold 235,400 restricted shares of common stock to an accredited investor residing outside the United States for a purchase price of $75,328, resulting in an effective price per share of $0.32. The shares were issued on October 15, 2019.

On October 19, 2019, the Company sold 118,969 restricted shares of common stock to an accredited investor residing outside the United States for a purchase price of $38,071, resulting in an effective price per share of $0.32. The shares were issued on October 22, 2019.

Financial Impact of COVID-19

As a result of the pandemic, NHL’s contracted eldercare services, which historically represent approximately 45% of the Company’s overall top-line revenue, have been identified as essential thus we project nominal impact on our fiscal year 3rd quarter (May 2020) projected top-line and bottom-line revenue as it relates to the eldercare division.

As a result of the pandemic, NHL’s clinic operations, which historically represent approximately 53% of the Company’s top-line revenue, were closed from March 17, 2020 through June 1, 2020. On June 2, 2020, following all mandated guidelines and protocols issued by Health Canada, the Ontario Ministry of Health, and the respective disciplines’ regulatory Colleges to ensure a safe treatment environment for our staff and clients, the Company commenced re-opening its corporate clinics. As of June 9, 2020, the Company had opened all corporate clinics. Accordingly, the Company’s top-line revenue for the fiscal year 3rd quarter (May 2020) has been adversely impacted with a projected top-line revenue reduction of approximately 50% compared to recent quarterly top-line revenue. However, the pandemic driven clinic shutdown is proving to have nominal effect on bottom-line revenue for the fiscal year 3rd quarter (May 2020) as clinic related losses correlate directly with clinic operations.

NHL’s accounts receivable primarily are comprised of third-party major Canadian insurer accounts in which the collection process, while arduous, provides the Company with a high percentage of success for collection. The percentage for “non-collectable” receivables remains at levels that are typical based on historical data review. In addition, the pandemic has allowed for concentrated successful efforts in collecting existing receivables.

Specific to our current working capital position, as a result of the pandemic, the Company is able to participate in certain on-going relief assistance programs provided for under Canada’s COVID-19 Economic Response Plan and the United States CARES Act which provides access to funds for expenses such as wage subsidy, corporate forgivable loan programs and rental subsidy. Based on all the above noted factors, the Company projects our fiscal year 3rd quarter (May 2020) cash and cash equivalents to maintain equivalent to, or possibly be greater than, our fiscal year 2nd quarter (February 2020) working capital position of $1,209,339.

As a result of the pandemic driven clinic shutdown, the Company projects no measurable liquidity deficiency. In addition, our identified assets (goodwill inclusive) are largely non-affected as the vast majority are related to business growth as identified in our business growth initiatives.

Once our clinics are able to re-open under guidelines related to “social-distancing” in the clinic space, we project an initial in-clinic patient flow of approximately 40% of pre-shutdown levels with a steady week-over-week increase as (i) recommended guidelines for patient-clinician on-site interaction are eased, and (ii) more overall movement restrictions are reduced and people are more comfortable in public spaces.

Our capital requirements going forward will consist of financing our operations until we are able to reach a level of revenues and gross margins adequate to equal or exceed our ongoing operating expenses.  We do not have any credit agreement or source of liquidity immediately available to us.

Availability of Additional Funds

The Company has incurred losses since inception, including approximately $403,579, $2,117,193 and $594,788 during the fiscal years ended August 31, 2019 and 2018 and the six months ended February 29, 2020, respectively, and negative cash flow from operating activities of $822,268, $934,501 and $579,219 during the fiscal years ended August 31, 2019 and 2018 and the six months ended February 29, 2020, respectively, resulting in an accumulated deficit of approximately $12,184,577 as of February 29, 2020.

Since inception, our operations have primarily been funded through proceeds from existing shareholders in exchange for equity and debt. At February 29, 2020, we had a cash and cash equivalents balance of approximately $1,209,339. Although we believe that we have access to capital resources, there are no commitments in place for new financing as of the filing date of this prospectus and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for working capital in order to (a) fund operations; plus (b) fund strategic acquisitions. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to fund its liabilities, or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our shareholders losing all of their investment in our Company.

If we are able to raise additional capital, we do not know what the terms of any such capital raising would be. In addition, any future sale of our equity securities would dilute the ownership and control of your shares and could be at prices substantially below prices at which our shares currently trade. Our inability to raise capital could require us to significantly curtail or terminate our operations. We may seek to increase our cash reserves through the sale of additional equity or debt securities. The sale of convertible debt securities or additional equity securities could result in additional and potentially substantial dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties.

We filed a Form 1-A offering statement for the sale of 20,000,000 shares of common stock to raise up to $30,000,000 to fund strategic acquisition opportunities, marketing expenses and to fund our working capital and general business purposes. There can be no assurance that our Form 1-A offering statement will be qualified nor can there be any assurance that we will be able to sell the securities to procure the funding needed to implement our business plan. If our efforts to do so are unsuccessful, we will be required to reduce or eliminate our operations. The accompanying consolidated financial statements do not include any adjustments to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe that the following critical policies affect our more significant judgments and estimates used in preparation of our financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Noncontrolling Interest

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, which governs the accounting for and reporting of non-controlling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance.

The net income (loss) attributed to the NCI is separately designated in the accompanying consolidated statements of operations and other comprehensive income (loss).

Revenue Recognition

Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), became effective for the Company on March 1, 2018. The Company’s revenue recognition disclosure reflects its updated accounting policies that are affected by this new standard. The Company applied the “modified retrospective” transition method for open contracts for the implementation of Topic 606. As sales are and have been primarily from providing healthcare services, and the Company has no significant post-delivery obligations, this new standard did not result in a material recognition of revenue on the Company’s accompanying consolidated financial statements for the cumulative impact of applying this new standard. The Company made no adjustments to its previously reported total revenues, as those periods continue to be presented in accordance with its historical accounting practices under Topic 605, Revenue Recognition.

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Revenue from providing healthcare services are recognized under Topic 606 in a manner that reasonably reflects the delivery of its services to customers in return for expected consideration and includes the following elements:

●	executed contracts with the Company’s customers that it believes are legally enforceable;

●	identification of performance obligations in the respective contract;

●	determination of the transaction price for each performance obligation in the respective contract;

●	allocation of the transaction price to each performance obligation; and

●	recognition of revenue only when the Company satisfies each performance obligation.

These five elements, as applied to healthcare services, the Company’s sole revenue category, are summarized below:

●	Healthcare services - gross service revenue is recorded in the accounting records at the time the services are provided on an accrual basis at the provider’s established rates. The Company reserves a provision for contractual adjustment and discounts that are deducted from gross service revenue. The Company reports revenues net of any sales, use and value added taxes.

Stock-Based Compensation

The Company records stock-based compensation in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. FASB ASC Topic 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the requisite service period. The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS assumes that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Foreign Currency Transactions and Comprehensive Income

U.S. GAAP generally requires recognized revenue, expenses, gains and losses be included in net income. Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar. Translation gains (losses) are classified as an item of other comprehensive income in the stockholders’ equity section of the balance sheet.

New Accounting Pronouncements

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company adopted this ASU on March 1, 2019 with no material impact on the Company’s financial statements.

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In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) . ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. ASU 2016-02 and additional ASUs are now codified as ASC 842 - Leases (“ASC 842”). ASC 842 supersedes the lease accounting guidance in ASC 840 Lease and requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. The Company adopted ASC 842 on March 1, 2019 and used the modified retrospective transition approach and did not restate its comparative periods. As of the date of implementation on March 1, 2019, the impact of the adoption of ASC 842 resulted in the recognition of a right of use asset and lease payable obligation on the Company’s consolidated balance sheets of $2,360,787. As the right of use asset and the lease payable obligation were the same upon adoption of ASC 842, there was no cumulative effect impact on the Company’s accumulated deficit.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this ASU beginning on March 1, 2018 and used the modified retrospective method of adoption. The adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants and the SEC did not or are not believed by management to have a material effect on the Company’s financial statements.

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS

AND SIGNIFICANT EMPLOYEES

BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Each director of the Board of Directors shall serve for a term ending on the date of the annual meeting of stockholders following the annual meeting of the stockholders at which such director was elected. Notwithstanding the foregoing, each director shall serve until his or her successor is elected and qualified or until his or her death, resignation or removal. Our officers are appointed by our Board to a term of one year and serve until their successors are duly appointed and qualified, or until the officer is removed from office. Our Board has no nominating, audit or compensation committees.

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Set forth below is certain information concerning the directors and executive officers of the Company.

Name	Age	Position

Robert Mattacchione	51	Chairman of the Board and Chief Executive Officer of Novo Integrated Sciences, Inc.

Christopher David	61	President and Director of Novo Integrated Sciences, Inc.

Klara Radulyne	42	Principal Financial Officer of Novo Integrated Sciences, Inc.
Pierre Dalcourt	49	Director of Novo Integrated Sciences, Inc. and President of Novo Healthnet Limited

Michael Gaynor	53	Secretary and Director of Novo Integrated Sciences, Inc.

Biographies

Mr. Robert Mattacchione. Mr. Mattacchione has served as the Company’s Chairman of the Board and Chief Executive Officer since October 2018. He is a co-founder and the Chairman of Novo Healthnet Limited, which was founded in September 2013 and acquired by the Company in May 2017.

Mr. Mattacchione brings knowledge and experience leading the development of operational business interests worldwide, including mining exploration and production of natural resources in Europe and South America, pharmaceutical product development and manufacturing in Africa and Europe, and renewable energy development and production in South America. Mr. Mattacchione provides the Company with deep experience in formulating adaptive strategies, analyzing processes and engaging highly qualified personnel. Mr. Mattacchione does not hold, and has not previously held, any directorships in any reporting companies.

On June 1, 2012, the Financial Services Commission of Ontario entered a cease and desist order against Mr. Mattacchione and a company with which Mr. Mattacchione was affiliated. Pursuant to the order, Mr. Mattacchione was required to cease and desist from making and/or publishing any statements to the effect that an affiliate of Mr. Mattacchione can arrange for, secure or facilitate insurance coverage until a contract or insurance providing for such coverage has been put in place in compliance with applicable laws and regulations. The order does not prohibit Mr. Mattacchione or his affiliate from conducting business, or continuing in business or other operations, but requires that a specific contract be put in place prior to proceeding with certain marketing. Following a hearing, the Superintendent did not impose penalties or make any findings of wrongdoing against Mr. Mattacchione. Mr. Mattacchione asserted that he had not approved any marketing for release and when he saw that the same had been distributed, immediately required that it cease, even prior to the Superintendent’s action.

Mr. Christopher M. David. In August 2014, Mr. David was appointed as the Company’s Secretary, Treasurer and Board Director. In May 2015, Mr. David was appointed as the Company’s President and resigned as the Company’s Secretary and Treasurer.

Mr. David brings knowledge and experience based on his past 25 years as a private investor in both private and public companies. In addition, Mr. David has been an advisor on operational, internal control, marketing and finance matters to numerous small and medium size businesses in the pharmaceutical, bio-tech, television-movie media, real-estate, technology and industrial commodity industries. Mr. David had been a shareholder of the Company for over 6 years prior to assuming his duties as Secretary, Treasurer and Director of the company in August 2014.

Mr. David does not hold, and has not previously held, any directorships in any reporting companies. Prior to Mr. David professional business career, he retired from the U S Navy officer ranks in 1994. Mr. David is a 1989 graduate of University of Washington with a B.A. degree in Political Science.

Ms. Klara Radulyne, CPA CGA. Ms. Radulyne has served as the Company’s Principal Financial Officer since May 2017 managing all accounting and finance functions. Since June 2014, Ms. Radulyne has served as the Director of Finance for Novo Healthnet Limited after initially serving as the NHL controller. From 2006 to 2014, Ms. Radulyne worked as a junior accountant for ICC Healthnet Canada Inc.

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Ms. Radulyne does not hold, and has not previously held, any directorships in any reporting companies. Ms. Radulyne is a year 2000 graduate of Corvinus University, Budapest, Hungary with an Accounting and Corporate Valuation Master’s Degree. In 2006, Ms. Radulyne moved to Canada. In 2010, Ms. Radulyne earned her Canadian CGA designation and in 2014 she earned her Canadian CPA designation.

Dr. Pierre P. Dalcourt, D.C. Since May 2017, Dr. Dalcourt has served as a member of the Company’s Board of Directors. From May 2017 to October 2018, Dr. Dalcourt also served as the Company’s Chairman of the Board. Dr. Dalcourt is a co-founder and the President of Novo Healthnet Limited, which was founded in September 2013 and acquired by the Company in May 2017.

Dr. Dalcourt’s 25 years of experience as a chiropractic business owner provides the Company with a deep knowledge base related to patient treatment, rehabilitation and wellness protocols combined with scalable business development. Dr. Dalcourt is a professional health coach, speaker and published author having co-written several books on chiropractic care, health wellness and personal self-improvement.

Dr. Dalcourt does not hold, and has not previously held, any directorships in any reporting companies. Dr. Dalcourt is a 1994 graduate, Magna Cum Laude, from Canadian Memorial Chiropractic College, Toronto, Ontario. He is a certified acupuncturist, having received his certification from the Medecina Alternativa Institute of Sri Lanka.

Mr. Michael J. Gaynor, BScPT, FCAMPT. Since May 2017, Mr. Gaynor has served as the Company’s Secretary and a member of the Company’s Board of Directors. From May 2017 to March 2018, Mr. Gaynor also served as the Company’s Treasurer. Mr. Gaynor is a co-founder and the Executive Vice-President, Clinic Operations for Novo Healthnet Limited, which was founded in September 2013 and acquired by the Company in May 2017.

In 1994, Mr. Gaynor founded Back on Track Physiotherapy & Health Centres which has grown into eight multidisciplinary health and wellness centres in the Ottawa Canada marketplace. As both a certified physical therapy provider and business owner for over 28 years, Mr. Gaynor provides the Company with in-depth experience and knowledge related to clinic business development, marketing and operations combined with implementing growth through clinic acquisitions and strategic partnerships.

Mr. Gaynor does not hold, and has not previously held, any directorships in any reporting companies. Mr. Gaynor is a 1989 graduate from Queen’s University with a B.S. in Physical Therapy. Mr. Gaynor has undertaken numerous post graduate studies in a variety of areas including manual therapy, orthopaedics, sports medicine, rehabilitation exercise, acupuncture, as well as practice management and business development, and is committed to the continuing education process. In 1999, as a Fellow of the Canadian Academy Manipulative Physiotherapists (CAMPT), Mr. Gaynor received his Diploma of Advanced Manual& Manipulative Physiotherapy from the Canadian Physiotherapy Association (CPA). He has been an assistant instructor in post-graduate studies for physiotherapists within the Orthopedic Division of the CPA and was the former president of the national capital district of the CPA’s orthopedic division.

Involvement in Certain Legal Proceedings

Except as otherwise provided above as to Robert Mattacchione, no director, executive officer, significant employee or control person of the Company has been involved in any legal or regulatory proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

Corporate Governance

Our board has not established any committees, including an audit committee, a compensation committee or a nominating committee, or any committee performing a similar function. The functions of those committees are being undertaken by our board. Because we do not have any independent directors, our board believes that the establishment of committees of our board would not provide any benefits to our Company and could be considered more form than substance.

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We do not have a policy regarding the consideration of any director candidates that may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our officers and directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our officers and directors have not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our board of directors.

Given our relative size and lack of directors’ and officers’ insurance coverage, we do not anticipate that any of our stockholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all current members of our board will participate in the consideration of director nominees.

Until such time as our Company further develops our business, achieves a stronger revenue base and has sufficient working capital to purchase directors’ and officers’ insurance, we do not have any immediate prospects to attract independent directors. When we are able to expand our board to include one or more independent directors, we intend to establish an audit committee of our board of directors. It is our intention that one or more of these independent directors will also qualify as an audit committee financial expert. Our securities are not quoted on an exchange that has requirements that a majority of our board members be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our board of directors include “independent” directors, nor are we required to establish or maintain an audit committee or other committee of our board.

Code of Ethics

We have adopted a code of ethics meeting the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of violations; and provide accountability for adherence to the provisions of the code of ethics

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ITEM 11: COMPENSATION OF

DIRECTORS AND EXECUTIVE OFFICERS

The following table summarizes all compensation earned by Messrs. Mattacchione and David and Ms. Radulyne (together, our “Named Executive Officers”).

2019 SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year Ended August 31,	Salary	Bonus	Stock Awards	Option Awards		All Other Compensation	Total
Robert Mattacchione	2019	$0	$0	$0	$0		$0	$0
Chief Executive Officer	2018	$0	$0	$0	$0		$0	$0

Christopher David	2019	$96,000	$0	$0	$0		$0	$96,000
President	2018	$96,000	$0	$0	$829,405	(1)	$0	$925,405

Klara Radulyne	2019	$68,621	$0	$0	$70,846	(2)	$0	$139,467
Principal Financial Officer	2018	$67,904	$0	$0	$0		$0	$67,904

(1)	Represents the aggregate grant date fair value of an option to purchase 2,000,000 shares of common stock. The option was fully vested at grant, has a 5-year term and has an exercise price of $0.42 per share. See Note 12 to our audited financial statements included herein for assumptions used to determine the aggregate grant date fair value of the stock option.

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(2)	Represents the aggregate grant date fair value of an option to purchase 75,000 shares of common stock. The option was fully vested at grant, has a 7-year term and has an exercise price of $0.95 per share. See Note 12 to our audited financial statements included herein for assumptions used to determine the aggregate grant date fair value of the stock option.

On December 29, 2017, the Company entered into an employment agreement (the “December 2017 Agreement”) with Mr. David, effective January 1, 2018. The December 2017 Agreement terminated on July 30, 2018 pursuant to its terms. Pursuant to the terms of the December 2017 Agreement, Mr. David agreed to serve as the Company’s President. In consideration thereof, the Company agreed to (i) pay Mr. David a monthly salary of $8,000, and (ii) grant Mr. David a 5-year option to purchase 2,000,000 shares of the Company’s restricted common stock at an exercise price of $0.42 per share. The option was granted on, and fully vested on, December 29, 2017.

On July 27, 2018, the Company and Mr. David entered into Amendment No. 1 (the “Amendment”) to the December 2017 Agreement. Pursuant to the terms of the Amendment, the termination date of the December 2017 Agreement was extended from July 30, 2018 to November 30, 2018. The remaining terms of the December 2017 Agreement remain unchanged.

On November 30, 2018, the Company entered into an employment agreement (the “November 2018 Agreement”) with Mr. David, effective December 1, 2018. Pursuant to the terms of the November 2018 Agreement, Mr. David agreed to serve as the Company’s President. In consideration thereof, the Company agreed to pay Mr. David a monthly salary of $8,000. The November 2018 Agreement terminated on July 31, 2019 pursuant to its terms; however, the parties continue to perform pursuant to the same terms.

OUTSTANDING EQUITY AWARDS AT AUGUST 31, 2019

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Christopher David	1,500,000	0	0	$0.16	6/29/23
	1,000,000	0	0	$0.16	2/19/24
	750,000	0	0	$0.62	4/28/22
	1,000,000	0	0	$0.32	7/12/22
	2,000,000	0	0	$0.42	12/29/22
Klara Radulyne	75,000	0	0	$0.95	9/10/25

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DIRECTOR COMPENSATION

Directors receive no compensation for serving on the Board.

The following table summarizes compensation paid to all our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

not applicable

ITEM 12: SECURITY OWNERSHIP OF

MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at June 29, 2020, as adjusted to reflect the sale of 20,000,000 shares of our common stock in this offering, for:

●	each person known to us to be the beneficial owner of more than 10% of our common stock;

●	each named executive officer;

●	each of our directors; and

●	all of our executive officers and directors as a group.

Unless otherwise noted below, the address for each beneficial owner listed on the table is in care of Novo Integrated Sciences, Inc., 11120 NE 2nd Street, Suite 200, Bellevue, Washington 98004. We have determined beneficial ownership in accordance with the rules of the SEC. We believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 233,011,454 shares of our common stock outstanding as of June 29, 2020.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of June 29, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Prior to the Offering		Percentage of Shares Beneficially Owned
			Before Offering	After Offering (8)
Name of Beneficial Owner
Named Executive Officers and Directors:
Robert Mattacchione	129,184,704	(1)	55.4%	51.0%
Christopher David	7,086,752	(2)	3.0%	2.8%
Pierre Dalcourt	33,877,929	(3)	14.5%	13.4%
Michael Gaynor	17,437,128	(4)	7.5%	6.9%
All named executive officers and directors as a group (5 persons)	187,836,513	(5)	80.6%	74.1%
10% Stockholders:
ALMC-ASAP Holdings, Inc.(6)	128,934,704	(7)	55.3%	51.0%

(1)	Represents (i) 128,934,704 shares owned by ALMC-ASAP Holdings, Inc. (“ALMC”), and (ii) 250,000 shares that may be acquired upon exercise of vested options held by Ms. Emily Mattacchione, Mr. Mattacchione’s spouse. ALMC is wholly owned by the Mattacchione Family Trust. Mr. Mattacchione is the trustee of the Mattacchione Family Trust, with voting and depository power over these shares.

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(2)	Includes 6,250,000 shares that may be acquired upon exercise of vested options. Mr. David is the Company’s President and a Board Director.
(3)	Represents shares owned by 1218814 Ontario Inc., which is 50% owned by Dr. Pierre Dalcourt, a member of the Company’s Board, and 50% owned by Ms. Amanda Dalcourt, Dr. Dalcourt’s spouse. 1218814 Ontario Inc.’s shares are held by the Dalcourt Family Trust. Dr. Dalcourt and Ms. Dalcourt are co-trustees of the Dalcourt Family Trust and share voting and depository power over these share.
(4)	Represents shares owned by Michael Gaynor Family Trust. Mr. Gaynor is trustee of Michael Gaynor Family Trust and has voting and depository power over these shares. Mr. Gaynor is the Company’s Secretary and a Board Director.
(5)	Includes shares beneficially owned by Messrs. Mattacchione, David and Gaynor, by Dr. Dalcourt, and by Ms. Radulyne, the Company’s principal financial officer, and 6,500,000 shares that may be acquired upon exercise of vested options.
(6)	ALMC-ASAP Holdings, Inc.’s address is 119 Westcreek Drive, Suite 1, Woodbridge Ontario Canada L4L 9N6.
(7)	ALMC-ASAP Holdings, Inc.’s shares are held by the Mattacchione Family Trust. See Note 1 above.
(8)	Assumes the sale of all 20,000,000 shares of our common stock in this offering.

EXISTING EQUITY COMPENSATION PLAN INFORMATION

The table below shows information with respect to all of our equity compensation plans as of August 31, 2019.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	0	$0.00	14,937,500	(1)
Equity compensation plans not approved by security holders	0	$0.00	0

(1) This represents the 4,987,500 shares of common stock issuable pursuant to the Company’s 2015 Incentive Compensation Plan (the “2015 Plan”), and the 9,950,000 shares of common stock issuable pursuant to the Novo Integrated Sciences, Inc. 2018 Incentive Plan (the 2018 Plan”). Because the shares issuable under the 2015 Plan or issuable upon conversion of awards granted under the 2015 Plan are no longer registered under the Exchange Act, the Company does not intend to issue any additional grants under the 2015 Plan.

On September 8, 2015, the Company adopted the 2015 Plan, which authorizes the issuance of up to 5,000,000 shares of common stock to employees, officers, directors or independent consultants of the Company, provided that no person can be granted shares under the 2015 Plan for services related to raising capital or promotional activities. During 2017 and 2016, the Company did not grant any awards under the 2015 Plan. As of August 31, 2018, 4,987,500 shares were available under the 2015 Plan for future grants, awards, options or share issuances. However, because the shares issuable under the 2015 Plan or issuable upon conversion of awards granted under the 2015 Plan are no longer registered under the Exchange Act, the Company does not intend to issue any additional grants under the 2015 Plan.

On January 16, 2018, the Company adopted the 2018 Plan. Under the 2018 Plan, 10,000,000 shares of common stock are authorized for issuance to employees, non-employee directors and key consultants to either the Company or its subsidiaries. The 2018 Plan authorizes equity-based and cash-based incentives for participants. There were 9,950,000 shares available for award at August 31, 2018 under the 2018 Plan.

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ITEM 13: INTEREST OF MANAGEMENT AND

OTHERS IN CERTAIN TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since August 31, 2018 and each currently proposed transaction in which:

●	We and any subsidiaries thereof have been or will be a participant;

●	the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year-end for the last two completed fiscal years; and

●	any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

At February 29, 2020 and August 31, 2019, the Company had outstanding advances totaling $775,708 and $920,083, respectively, due to related parties. These related parties are stockholders, officers and/or affiliates of the Company, as well as owners, officers and/or shareholders of the companies that provided the advances to the Company. These amounts, owed by the Company, are payable upon demand.

At August 31, 2019, the Company had debentures totaling $1,399,742, including principal and interest, due to the following related parties:

●	$277,468 due to Peak Health LTC Inc., a company whose owner (Pierre Dalcourt) is a director and greater than 5% shareholder of the Company;

●	$92,645 due to Michael Gaynor Physiotherapy PC, a company whose owner (Michael Gaynor) is an officer, director and greater than 5% shareholder of the Company;

●	$611,168 due to ICC Healthnet Canada, Inc., a company whose owner (Robert Mattacchione) is a greater than 5% shareholder of the Company; and

●	$418,461 due to Healthnet Assessment Inc., a company whose owner (Robert Mattacchione) is a greater than 5% shareholder of the Company.

On September 30, 2013, the Company issued five debentures totaling CAD$6,402,512 ($4,968,990 at November 30, 2017) in connection with the acquisition of certain business assets. The holders of the debentures are current stockholders, officers and/or affiliates of the Company. The debentures are secured by all the assets of the Company, accrue interest at 8% per annum and were originally due on September 30, 2016. On December 2, 2017, the debenture holders agreed to extend the due date to September 30, 2019. On September 27, 2019, the debenture holders agreed to extend the due date to September 30, 2021.

On January 31, 2018, the debenture holders converted 75% of the debenture value of $3,894,809 plus accrued interest of $414,965 into 10,475,872 shares of the Company’s common stock. The per share price used for the conversion of each debenture was $0.4114 which was determined based on the average price of the five (5) trading days immediately preceding the date of conversion with a 10% premium added to the calculated per share price. At February 29, 2020, the amount of debentures outstanding was $1,193,428.

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Amounts loaned to the Company by stockholders and officers of the Company are non-interest bearing and payable upon demand. At August 31, 2019 and 2018, the amount due to related parties was $920,083 and $1,116,261, respectively.

On January 31, 2018, a related party converted $813,125 of outstanding principal and accrued interest into 1,976,483 shares of the Company’s common stock. The per share price used for the conversion of this loan was $0.4114 which was determined based on the average price of the five (5) trading days immediately preceding the date of conversion with a 10% premium added to the calculated per share price.

The Company leases office space from a related party on a month-to-month basis with monthly lease payments of $1,509.

ITEM 14: SECURITIES BEING OFFERED

We are offering 20,000,000 shares of common stock pursuant to this Offering Circular. The following description of our capital stock is based upon our amended and restated articles of incorporation and our bylaws and applicable provisions of law, in each case as currently in effect. This discussion does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation, and our bylaws, copies of which are filed with the SEC as exhibits to this Offering Circular.

Pursuant to our amended and restated articles of incorporation filed with the Nevada Secretary of State on March 8, 2017, as amended on April 7, 2017, our authorized capital stock consists of 500,000,000 shares of capital stock, consisting of 499,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share. As of June 29, 2020, we had 233,011,454 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. We had 529 holders of record of our common stock as of June 29, 2020.

The Board may from time to time authorize by resolution the issuance of any or all shares of the common stock and the preferred stock authorized in accordance with the terms and conditions set forth in the amended and restated articles of incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law.

Common Stock

Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company’s common stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders.

Holders of the Company’s common stock are entitled to share in all dividends that our Board of Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company’s common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company’s common stock.

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Preferred Stock

The total number of authorized shares of Preferred Stock shall be one million (1,000,000) shares with par value of $0.001 per share. The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board in its sole discretion, authority to do so being hereby expressly vested in the Board. As of the date hereof there are no classes of Preferred Stock designated, authorized, issued or outstanding. The authority of the Board with respect to each such series of Preferred Stock will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(i)	The number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(ii)	the voting powers, if any, of the shares of such series and whether such voting powers are full or limited;

(iii)	the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(iv)	whether dividends, if any, will be cumulative or noncumulative, the dividend rate or rates of such series and the dates and preferences of dividends on such series;

(v)	the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(vi)	the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(vii)	the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(viii)	the provisions, if any, of a sinking fund applicable to such series; and

(ix)	any other relative, participating, optional or other powers, preferences or rights, and any qualifications, limitations or restrictions thereof, of such series.

The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any respect. The Board of Directors may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock.

Cash Dividends

As of the date of this Offering Circular, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, the general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Exclusive Forum Provision

Section 22(a) of our amended and restated articles of incorporation provide that “[u]nless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) an action asserting a claim arising pursuant to any provision of the NRS, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the state of Nevada, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.”

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our amended and restated articles of incorporation to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Anti-Takeover Effects of Certain Provisions of Our Bylaws

Provisions of our bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

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Removal of Directors. Our amended and restated articles of incorporation provide that any director may be removed from office only by the affirmative vote of the holders of not less than two-thirds (2/3) of the voting power of the issued and outstanding stock entitled to vote.

Vacancies on the Board. Our amended and restated articles of incorporation provide that newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board resulting from death, resignation, removal, or other causes, shall be filled solely by the quorum of the Board.

Bylaws. Our bylaws authorize the board of directors to amend the bylaws by a majority vote of the Board.

Calling of Special Meetings of Stockholders. Our amended and restated articles of incorporation provides that a special meeting of the stockholders of the Company for any purpose or purposes may be called at any time by the President or the Secretary of the Company by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock issued and outstanding and entitled to vote.

Effects of authorized but unissued common stock and blank check preferred stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our amended and restated article of incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our Company.

Cumulative Voting. Our amended and restated articles of incorporation do not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors.

Indemnification of Directors and Officers

The Company’s amended and restated articles of incorporation provide that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer of for any act or omission of any such director or officer; however such indemnification shall not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. The Company’s Bylaws (the “Bylaws”) provide that any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) shall be indemnified and held harmless by the Company to the fullest extent permitted by Nevada law against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

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The Bylaws also provide that the Company must indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against costs incurred by such person in connection with the defense or settlement of such action or suit. Such indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

The Bylaws provide that the Company must pay the costs incurred by any person entitled to indemnification in defending a proceeding as such costs are incurred and in advance of the final disposition of a proceeding; provided however, that the Company must pay such costs only upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Company.

The Bylaws provide that the Company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise in accordance with Section 78.752 of the Nevada Revised Statutes.

Nevada Revised Statutes 78.751 and 78.7502 have provisions that provide for discretionary and mandatory indemnification of officers, directors, employees, and agents of a corporation. Under these provisions, such persons may be indemnified by a corporation against expenses, including attorney’s fees, judgment, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he is not liable pursuant to Section 78.138 of the Nevada Revised Statutes or he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

To the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter, the Nevada Revised Statues provide that he must be indemnified by the Company against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the Nevada Revised Statues also provides that any discretionary indemnification, unless ordered by a court or advanced by the Company, may be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

●	By the stockholders;

●	By the Company’s Board of Directors by majority vote of a quorum consisting of directors who were not parties to that act, suit or proceeding;

●	If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion; or

●	If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the SEC, such limitation or indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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Transfer Agent

Pacific Stock Transfer Company (“Transfer Agent”) is our transfer agent and registrar.

The Transfer Agent’s address is at 6725 Via Austi Parkway, Suite 300, Las Vegas, Nevada 89119 and its telephone number is (702) 361-3033.

SHARES ELIGIBLE FOR FUTURE SALE

Shares Eligible for Future Sale

Immediately prior to this offering, there was little to no trading activity in our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

Rule 144

Some of our stockholders will be forced to hold their shares of our common stock for at least a six-month period before they are eligible to sell those shares, and even after that six-month period, sales may not be made under Rule 144 promulgated under the Securities Act unless we and such stockholders are in compliance with other requirements of Rule 144.

In general, Rule 144 provides that (i) any of our non-affiliates that has held restricted common stock for at least six months is thereafter entitled to sell its restricted stock freely and without restriction, provided that we remain compliant and current with our SEC reporting obligations, and (ii) any of our affiliates, which includes our directors, executive officers and other person in control of us, that has held restricted common stock for at least six months is thereafter entitled to sell its restricted stock subject to the following restrictions: (a) we are compliant and current with our SEC reporting obligations, (b) certain manner of sale provisions are satisfied, (c) a Form 144 is filed with the SEC, and (d) certain volume limitations are satisfied, which limit the sale of shares within any three-month period to a number of shares that does not exceed the greater of 1% of the total number of outstanding shares. A person who has ceased to be an affiliate at least three months immediately preceding the sale and who has owned such shares of common stock for at least one year is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income tax consequences generally applicable to the ownership and disposition of our common stock by a non-U.S. holder (as defined below) that purchases our common stock pursuant to this offering and holds such common stock as a “capital asset” within the meaning of the Code. This discussion is based on currently existing provisions of the Code, applicable United States Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the United States Internal Revenue Service (the “IRS”) all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under United States federal income tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities, brokers, United States expatriates, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local, or foreign tax or United States federal estate or alternative minimum tax consequences relating to the ownership and disposition of our common stock. Prospective investors should consult their tax advisors regarding the United States federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

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As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that is not, for United States federal income tax purposes, any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity or arrangement taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

●	any entity or arrangement treated as a partnership for United States federal income tax purposes;

●	an estate the income of which is subject to United States federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership that holds our common stock and any partner who owns an interest in such a partnership should consult their tax advisors regarding the United States federal income tax consequences of an investment in our common stock.

You should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership, and disposition of our common stock as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Distributions on Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to make distributions on our stock. If we do make a distribution of cash or other property (other than certain distributions of our stock or rights to acquire our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of the non-U.S. holder’s tax basis in our common stock, and, to the extent such portion exceeds the non-U.S. holder’s tax basis in our common stock, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “—Sale, Exchange or Other Taxable Disposition.”

The gross amount of dividends paid to a non-U.S. holder with respect to our common stock generally will be subject to United States federal withholding tax at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder certifies that it is eligible for the benefits of such treaty in the manner described below, or (ii) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) and the non-U.S. holder satisfies certain certification and disclosure requirements. In the latter case, generally, a non-U.S. holder will be subject to United States federal income tax with respect to such dividends on a net income basis at regular graduated United States federal income tax rates in the same manner as a United States person (as defined under the Code). Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

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A non-U.S. holder that wishes to claim the benefit of an applicable income tax treaty with respect to dividends on our common stock will be required to provide the applicable withholding agent with a valid IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that such holder (i) is not a United States person (as defined under the Code) and (ii) is eligible for the benefits of such treaty, and the withholding agent must not have actual knowledge or reason to know that the certification is incorrect. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. If our common stock is held through a non-United States partnership or non-United States intermediary, such partnership or intermediary will also be required to comply with additional certification requirements under applicable Treasury regulations. A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Prospective investors, and in particular prospective investors engaged in a United States trade or business, are urged to consult their tax advisors regarding the United States federal income tax consequences of owning our common stock.

Sale, Exchange, or Other Taxable Disposition

Generally, a non-U.S. holder will not be subject to United States federal income tax on gain realized upon the sale, exchange, or other taxable disposition of our common stock unless (i) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), (ii) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other taxable disposition and certain other conditions are satisfied, or (iii) we are or become a “United States real property holding corporation” (as defined in Section 897(c) of the Code) at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period for our common stock and either (a) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale, exchange or other taxable disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock at some time during the shorter of the five-year period ending on the date of disposition or such holder’s holding period for our common stock. Although there can be no assurances in this regard, we believe that we are not a United States real property holding corporation, and we do not expect to become a United States real property holding corporation.

Generally, gain described in clause (i) of the immediately preceding paragraph will be subject to tax on a net income basis at regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person (as defined under the Code). A non-U.S. holder that is a corporation may also be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. An individual non-U.S. holder described in clause (ii) of the immediately preceding paragraph will be required to pay (subject to applicable income tax treaties) a flat 30% tax on the gain derived from the sale, exchange, or other taxable disposition, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% is required on dividends in respect of our common stock, and, after December 31, 2016 will be required on gross proceeds from the sale or other disposition of our common stock, in each case, held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the United States Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain United States persons and by certain non-United States entities that are wholly or partially owned by United States persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-United States entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any substantial United States owners or (ii) provides certain information regarding the entity’s substantial United States owners. Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

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 ADDITIONAL REQUIREMENTS AND RESTRICTIONS

Broker-Dealer Requirements

Each of the participating broker-dealers, authorized registered representatives or any other person selling Shares on our behalf is required to:

●	make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment for each investor based on information provided by such investor to the broker-dealer, including such investor’s age, investment objectives, income, net worth, financial situation and other investments held by such investor; and

●	maintain, for at least six (6) years, records of the information used to determine that an investment in our Shares is suitable and appropriate for each investor.

In making this determination, your participating broker-dealer, authorized registered representative or other person selling Shares on our behalf will, based on a review of the information provided by you, consider whether you:

●	meet the minimum suitability standards established by us and the investment limitations established under Regulation A;

●	can reasonably benefit from an investment in our Shares based on your overall investment objectives and portfolio structure;

●	are able to bear the economic risk of the investment based on your overall financial situation; and

●	have an apparent understanding of:

●	the fundamental risks of an investment in the Shares;

●	the risk that you may lose your entire investment;

●	the lack of liquidity of the Shares;

●	the restrictions on transferability of the Shares;

●	the background and qualifications of our management; and

●	our business.

Stock Certificates

Ownership of the Shares will be “book-entry” only form, meaning that ownership interests shall be recorded by the Transfer Agent, and kept only on the books and records of Transfer Agent. There will be no cost to the Subscriber to hold the shares, in book entry, on the books of the company. No physical certificates shall be issued, nor received, by Transfer Agent or any other person. The Transfer Agent records and maintains securities of Company in book-entry form only. Book-entry form means the Transfer Agent maintains shares on an investor’s behalf without issuing or receiving physical certificates. Securities that are held in un-certificated book-entry form have the same rights and privileges as those held in certificate form, but the added convenience of electronic transactions (e.g. transferring ownership positions between a broker-dealer and the Transfer Agent), as well as reducing risks and costs required to store, manage, process and replace lost or stolen securities certificates. Transfer Agent shall send out email confirmations of positions and notifications of changes “from” Company upon each and every event affecting any person’s ownership interest, with a footer referencing Transfer Agent.

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Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

●	a “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department;

●	acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department;

●	within the scope of Executive Order 13224 — Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001;

●	a person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

●	designated or blocked, associated or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

ERISA CONSIDERATIONS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

●	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

●	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

●	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment returns.

131

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

In addition to considering whether the purchase of Shares is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities - i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

We do not intend to limit investment by benefit plan investors in us because we anticipate that we will qualify as an “operating company”. If the Department of Labor were to take the position that we are not an operating company and we had significant investment by benefit plans, then we may become subject to the regulatory restrictions of ERISA which would likely have a material adverse effect on our business and the value of our common stock.

Plan fiduciaries contemplating a purchase of Shares should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF PLANS IS IN NO RESPECT A REPRESENTATION BY OUR BOARD OF DIRECTORS OR ANY OTHER PARTY RELATED TO US THAT THIS INVESTMENT MEETS THE RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN OR THAT THIS INVESTMENT IS APPROPRIATE FOR ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF AN INVESTMENT IN US IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR PLAN.

LEGAL MATTERS

The validity of the securities offered by this Offering Circular will be passed upon for us by Anthony L.G., PLLC, 625 N. Flagler Drive, Ste. 600, West Palm Beach, Florida 33401.

EXPERTS

Our consolidated balance sheets as of August 31, 2019 and August 31, 2018 and the related statements of operations, stockholders’ equity and cash flows for the fiscal years ended August 31, 2019 and August 31, 2018 included in this Offering Circular and Offering Statement have been audited by NVS Chartered Accountants Professional Corporation, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

132

APPOINTMENT OF AUDITOR

On March 10, 2020, NVS Professional Corporation (formerly NVS Chartered Accountants Professional Corporation) (“NVS”) resigned as the Company’s independent registered accounting firm because NVS has requested the Public Company Accounting Oversight Board (“PCAOB”) to withdraw NVS’ registration with the PCAOB.

On March 10, 2020, the Company’s Board of Directors appointed SRCO Professional Corporation (“SRCO”) as the Company’s new independent registered accounting firm. During the Company’s two most recent fiscal years and through March 10, 2020, neither the Company nor anyone acting on the Company’s behalf consulted SRCO with respect to any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the Commission under Regulation A of the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the Commission, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information about the public reference room. The Commission also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is www.sec.gov.

We also maintain a website at www.novointegrated.com. After the completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the Commission. Information contained on our website is not a part of this Offering Circular and the inclusion of our website address in this Offering Circular is an inactive textual reference only.

After the completion of this Tier II, Regulation A offering, we intend to continue to file reports under Section 15(d) of the Exchange Act, which, in accordance with Rule 257(b)(6) of Regulation A, will satisfy our reporting obligations under Regulation A. Such reports and other information will be available for inspection and copying at the public reference room and on the Commission’s website referred to above.

If we no longer file reports under Section 15(d) of the Exchange Act, we will be required to furnish the following reports, statements, and tax information to each stockholder:

1.	Reporting Requirements under Tier II of Regulation A. If we no longer file reports under Section 15(d) of the Exchange Act, we will be required under Rule 257 of Regulation A to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Such reports and other information will be available for inspection and copying at the public reference room and on the Commission’s website referred to above. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

2.	Annual Reports. As soon as practicable, but in no event later than one hundred twenty (120) days after the close of our fiscal year, ending on the last Sunday of a calendar year, our board of directors will cause to be mailed or made available, by any reasonable means, to each Stockholder as of a date selected by the board of directors, an annual report containing financial statements of the Company for such fiscal year, presented in accordance with GAAP, including a balance sheet and statements of operations, company equity and cash flows, with such statements having been audited by an accountant selected by the board of directors. The board of directors shall be deemed to have made a report available to each stockholder as required if it has either (i) filed such report with the SEC via its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system and such report is publicly available on such system or (ii) made such report available on any website maintained by the Company and available for viewing by the stockholders.

3.	Tax Information. On or before September 31st of the month immediately following our fiscal year, which is currently September 1st through August 31st, we will send to each stockholder such tax information as shall be reasonably required for federal and state income tax reporting purposes.

133

NOVO INTEGRATED SCIENCES, INC.

Unaudited condensed consolidated financial statements for the three and six months ended February 29, 2020 and February 28, 2019
Condensed Consolidated Balance Sheets as of February 29, 2020 (unaudited) and August 31, 2019	F-22
Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and six months ended February 29, 2020 and February 28, 2019 (unaudited)	F-23
Condensed Consolidated Statements of Stockholder’s Equity for the three and six months ended February 29, 2020 and February 28, 2019 (unaudited)	F-24
Condensed Consolidated Statements of Cash Flows for the six months ended February 29, 2020 and February 28, 2019 (unaudited)	F-25
Notes to Condensed Consolidated Financial Statements for the three and six months ended February 29, 2020 and February 28, 2019 (unaudited)	F-26

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Novo Integrated Sciences, Inc.

Opinions on the Financial Statements

We have audited the accompanying consolidated balance sheets of Novo Integrated Sciences Inc. and its subsidiaries (the “Company”) as of August 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the two-year period ended August 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of August 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended August 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial. Our responsibility is to express opinions on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

NVS Chartered Accountants Professional Corporation

Markham, Ontario

November 20, 2019

We have served as the Company’s auditor since 2018.

F-2

NOVO INTEGRATED SCIENCES, INC.

CONSOLIDATED BALANCE SHEETS

As of August 31, 2019 and 2018

	August 31,	August 31,
	2019	2018
ASSETS
Current Assets:
Cash and cash equivalents	$2,083,666	$675,705
Accounts receivable, net	1,463,529	1,337,545
Other receivables, current portion	300,994	393,821
Prepaid expenses and other current assets	250,398	161,838
Total current assets	4,098,587	2,568,909

Property and equipment, net	410,188	400,321
Intangible assets	22,358,567	-
Right-of-use assets	3,004,017	-
Other receivables, net of current portion	1,062,241	57,352
Acquisition deposits	716,688	1,112,404
Goodwill	623,081	604,113
TOTAL ASSETS	$32,273,369	$4,743,099

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$1,144,812	$1,307,599
Accrued expenses	205,784	383,998
Accrued interest (principally to related parties)	248,582	156,121
Due to related parties	920,083	1,116,261
Note payable, current portion	-	382,350
Operating lease liability, current portion	508,305	-
Total current liabilities	3,027,566	3,346,329

Debentures, related parties	1,201,591	1,224,000
Operating lease liability, net of current portion	2,500,004	-
TOTAL LIABILITIES	6,729,161	4,570,329

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY
Novo Integrated Sciences, Inc.
Convertible preferred stock; $0.001 par value; 1,000,000 shares authorized; 0 and 0 shares issued and outstanding at August 31, 2019 and 2018
Common stock; $0.001par value; 499,000,000 shares authorized; 223,691,507 and 207,881,743 shares issued and outstanding at August 31, 2019 and 2018	223,691	207,882
Additional paid-in capital	35,813,203	10,053,683
Other comprehensive income	1,138,919	1,139,815
Accumulated deficit	(11,591,973)	(11,199,989)
Total Novo Integrated Sciences, Inc. stockholders’ equity	25,583,840	201,391
Noncontrolling interest	(39,632)	(28,621)
Total stockholders’ equity	25,544,208	172,770
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$32,273,369	$4,743,099

The accompanying footnotes are an integral part of these consolidated financial statements.

F-3

NOVO INTEGRATED SCIENCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended August 31, 2019 and 2018

	Years Ended
	August 31,	August 31,
	2019	2018

Revenues	$9,421,825	$8,894,464

Cost of revenues	5,902,381	5,471,376

Gross profit	3,519,444	3,423,088

Operating expenses:
Selling expenses	39,931	109,295
General and administrative expenses	4,019,865	4,883,221
Write down of assets	245,245	-
Total operating expenses	4,305,041	4,992,516

Loss from operations	(785,597)	(1,569,428)

Non operating income (expense)
Interest income	154,793	16,702
Interest expense	(222,155)	(564,467)
Other income	72,080	-
Gain on settlement of debt	377,300	-
Total other income (expense)	382,018	(547,765)

Loss before income taxes	(403,579)	(2,117,193)

Income tax expense	-	-

Net loss	$(403,579)	$(2,117,193)

Net loss attributed to noncontrolling interest	(11,595)	(9,181)

Net loss attributed to Novo Integrated Sciences, Inc.	$(391,984)	$(2,108,012)

Comprehensive loss:
Net loss	(403,579)	(2,117,193)
Foreign currency translation gain (loss)	(896)	(101,029)
Comprehensive loss:	$(404,475)	$(2,218,222)

Weighted average common shares outstanding - basic and diluted	217,322,628	207,568,978

Net loss per common share - basic and diluted	$(0.00)	$(0.01)

The accompanying footnotes are an integral part of these consolidated financial statements.

F-4

NOVO INTEGRATED SCIENCES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended August 31, 2019 and 2018

						Total
						Novo
			Additional	Other		Stockholders’		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Equity/	Noncontrolling	Equity/
	Shares	Amount	Capital	Income	Deficit	(Deficit)	Interest	(Deficit)
Balance, August 31, 2017	201,837,254	$201,837	$3,381,643	$1,240,844	$(9,091,977)	$(4,267,653)	$(20,537)	$(4,288,190)

Common stock issued for cash	25,104	25	15,539	-	-	15,564	-	15,564
Common stock issued for acquisition	384,110	384	232,771	-	-	233,155	-	233,155
Common stock issued for conversion of debt	12,452,356	12,453	5,110,446	-	-	5,122,899	-	5,122,899
Cancellation of common stock previously issued	(6,817,081)	(6,817)	6,817	-	-	-	-	-
Fair value of vested stock options	-	-	1,274,931	-	-	1,274,931	-	1,274,931
Fair value of modification of stock option terms	-	-	31,536	-	-	31,536	-	31,536
Foreign currency translation loss	-	-	-	(101,029)		(101,029)	1,097	(99,932)
Net loss	-	-	-	-	(2,108,012)	(2,108,012)	(9,181)	(2,117,193)

Balance, August 31, 2018	207,881,743	207,882	10,053,683	1,139,815	(11,199,989)	201,391	(28,621)	172,770

Common stock issued for cash	3,266,857	3,266	3,247,100	-	-	3,250,366	-	3,250,366
Common stock issued for interest in joint venture	12,000,000	12,000	21,588,000	-	-	21,600,000	-	21,600,000
Common stock issued for software license	458,349	458	758,109	-	-	758,567	-	758,567
Common stock issued for acquisition	84,558	85	95,465	-	-	95,550	-	95,550
Fair value of vested stock options	-	-	70,846	-	-	70,846	-	70,846
Foreign currency translation loss	-	-	-	(896)		(896)	584	(312)
Net loss	-	-	-	-	(391,984)	(391,984)	(11,595)	(403,579)

Balance, August 31, 2019	223,691,507	$223,691	$35,813,203	$1,138,919	$(11,591,973)	$25,583,840	$(39,632)	$25,544,208

The accompanying footnotes are an integral part of these consolidated financial statements.

F-5

NOVO INTEGRATED SCIENCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended August 31, 2019 and 2018

	Years Ended
	August 31,	August 31,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(403,579)	$(2,117,193)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	97,143	73,447
Fair value of vested stock options	70,846	1,274,931
Expense associated with modified stock option terms	-	31,536
Operating lease expense	214,893	-
Gain on settlement of debt	(377,300)	-
Write down of assets	245,245	-
Changes in operating assets and liabilities:
Accounts receivable	(151,254)	(263,152)
Prepaid expenses and other current assets	(91,097)	23,244
Accounts payable	(140,093)	(331,870)
Accrued expenses	(172,309)	58,328
Accrued interest	95,815	316,228
Operating lease liability	(210,578)	-
Net cash used in operating activities	(822,268)	(934,501)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture and equipment	(107,635)	(178,626)
Payment for acquisition deposit	(377,300)	-
Cash paid for acquisition of assets	(132,055)	-
Amounts loaned for other receivables	(225,924)	(38,604)
Net cash used in investing activities	(842,914)	(217,230)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments to related parties	(176,655)	(20,141)
Proceeds from the sale of common stock	3,250,366	15,564
Payments on notes payable	-	(6,997)
Net cash provided by (used in) financing activities	3,073,711	(11,574)

Effect of exchange rate changes on cash and cash equivalents	(568)	(57,562)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,407,961	(1,220,867)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	675,705	1,896,572

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,083,666	$675,705

CASH PAID FOR:
Interest	$129,459	$240,366
Income taxes	$-	$-

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for intangible assets	$22,358,567	$-
Common stock issued for acquisition of assets	$95,550	$233,155

The accompanying footnotes are an integral part of these consolidated financial statements.

F-6

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

Novo Integrated Sciences, Inc. (“Novo Integrated”) was incorporated in Delaware on November 27, 2000, under the name Turbine Truck Engines, Inc. On February 20, 2008, the Company was re-domiciled to the State of Nevada. Effective July 12, 2017, the Company’s name was changed to Novo Integrated Sciences, Inc. When used herein, the terms the “Company,” “we,” “us” and “our” refer to Novo Integrated and its consolidated subsidiaries.

The Company delivers multi-disciplinary primary healthcare to over 400,000 patients annually through our 16 corporate-owned clinics and a contracted network of 88 affiliate clinics and 234 eldercare centric homes located across Canada. Our team of practitioners and staff are trained for assessment, diagnosis, treatment, pain management, rehabilitation and primary prevention. Our specialized services and products include physiotherapy, chiropractic care, occupational therapy, eldercare, laser therapeutics, massage therapy, acupuncture, chiropody, neurological functions, kinesiology, concussion management and baseline testing, women’s pelvic health, sports medicine therapy, assistive devices and private personal training. We do not provide primary care medical services, none of our employees practices primary care medicine, and our services do not require a medical or nursing license.

Since inception and through May 9, 2017, our activities and business operations were limited to raising capital, organizational matters and the implementation of our business plan related to research, development, testing and commercialization of various alternative energy technologies.

On April 25, 2017 (the “Effective Date”), we entered into a Share Exchange Agreement (the “Share Exchange Agreement”) by and between (i) Novo Integrated; (ii) NHL, (iii) ALMC-ASAP Holdings Inc. (“ALMC”); (iv) Michael Gaynor Family Trust (the “MGFT”); (v) 1218814 Ontario Inc. (“1218814”) and (vi) Michael Gaynor Physiotherapy Professional Corp. (“MGPP,” and together with ALMC, MGFT and 1218814, the “NHL Shareholders”). Pursuant to the terms of the Share Exchange Agreement, Novo Integrated agreed to acquire from the NHL Shareholders all of the shares of both common and preferred stock of NHL, held by the NHL Shareholders, in exchange for the issuance by Novo Integrated to the NHL Shareholders of shares of Novo Integrated’s common stock, such that following the closing of the Share Exchange Agreement, the NHL Shareholders would own 167,797,406 restricted shares Novo Integrated common stock, representing 85% of the issued and outstanding Novo Integrated common stock, calculated including all granted and issued options or warrants to acquire Novo Integrated common stock as of the Effective Date, but to exclude shares of Novo Integrated common stock that are subject to a then-current Regulation S offering that was undertaken by Novo Integrated (the “Exchange”).

On May 9, 2017, the Exchange closed and, as a result, NHL became a wholly owned subsidiary of Novo Integrated.

The Exchange was accounted for as a reverse acquisition under the purchase method of accounting since NHL obtained control of Novo Integrated Sciences, Inc. Accordingly, the Exchange was recorded as a recapitalization of NHL, with NHL being treated as the continuing entity. The historical financial statements presented are the financial statements of NHL. The Share Exchange Agreement was treated as a recapitalization and not as a business combination; therefore, no pro forma information is disclosed. At the closing date of the Exchange, the net assets of the legal acquirer, Novo Integrated Sciences, Inc., were $6,904.

On July 22, 2019, the Company, through NHL, acquired substantially all the assets of Societe Professionnelle de Physiotherapie M Dignard, doing business as Action Plus Physiotherapy Rockland, to expand our corporate owned clinic footprint in the province of Ontario Canada.

Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s functional currency is the Canadian Dollar (“CAD”); however, the accompanying consolidated financial statements were translated and presented in United States Dollars (“$” or “USD”).

F-7

Foreign Currency Translation

The accounts of the Company’s Canadian subsidiaries are maintained in CAD. The accounts of these subsidiaries are translated into USD in accordance with the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Transaction, with the CAD as the functional currency. According to Topic 830, all assets and liabilities are translated at the exchange rate on the balance sheet date, stockholders’ equity is translated at historical rates and statement of operations items are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with ASC Topic 220, Comprehensive Income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the statement of operations and comprehensive income. The following table details the exchange rates used for the respective periods:

	August 31, 2019	August 31, 2018

Period end: CAD to USD exchange rate	$0.7507	$0.7647
Average period: CAD to USD exchange rate	$0.7546	$0.7835

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, NHL, Novo Healthnet Rehab Limited, Novo Assessments Inc., and an 80% interest in Novo Healthnet Kemptville Centre, Inc., a Back on Track Physiotherapy and Health Centre clinic operated by NHL. All the Company’s subsidiaries are incorporated under the laws of the Province of Ontario, Canada. All intercompany transactions have been eliminated.

Noncontrolling Interest

The Company follows FASB ASC Topic 810, Consolidation, which governs the accounting for and reporting of non-controlling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance.

The net income (loss) attributed to the NCI is separately designated in the accompanying consolidated statements of operations and other comprehensive income (loss).

F-8

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are recorded, net of allowance for doubtful accounts and sales returns. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of August 31, 2019 and 2018, the allowance for uncollectible accounts receivable was $471,566 and $464,527, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the declining balance method for substantially all assets with estimated lives as follows:

Leasehold improvements	5 years
Clinical equipment	5 years
Computer equipment	3 years
Office equipment	5 years
Furniture and fixtures	5 years

Long-Lived Assets

The Company applies the provisions of ASC Topic 360, Property, Plant, and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. ASC 360 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the discounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. Based on its review at August 31, 2019 and 2018, the Company believes there was no impairment of its long-lived assets.

Intangible Assets

The Company’s intangible assets consist of land use rights and a software license which will be amortized over 50 and 7 years, respectively. Amortization will begin when the assets are fully placed in service. The Company will perform a test for impairment annually. The land use rights and the software license intangible assets were acquired in January and February 2019, respectively. Based on its reviews at August 31, 2019, the Company believes there was no impairment of its intangible assets.

F-9

Goodwill

Goodwill represents the excess of purchase price over the underlying net assets of businesses acquired. Under accounting requirements, goodwill is not amortized but is subject to annual impairment tests. At August 31, 2019, the Company recorded goodwill of $187,675, $217,703 and $217,703, respectively, related to its acquisition of Apka Health, Inc. during the fiscal year ended August 31, 2017, Executive Fitness Leaders during the fiscal year ended August 31, 2018 and Action Plus Physiotherapy Rockland during the fiscal year ended August 31, 2019. As of August 31, 2019, the Company performed the required impairment reviews and determined that an impairment charge of $188,650 related to the goodwill for Apka Health, Inc was necessary. The impairment was determined based on the fair value of the acquired business, which was estimated based on a discounted cash flow valuation model and the projected future cash flows of the underlying business.

Summary of changes in goodwill by acquired businesses is as follows:

	Apka	EFL	Rockland	Total

Balance, August 31, 2017	$399,400	$-	$-	$399,400
Goodwill acquired with purchase of assets		225,383		225,383
Foreign currency translation adjustment	(17,050)	(3,620)		(20,670)
Balance, August 31, 2018	382,350	221,763	-	604,113
Goodwill acquired with purchase of assets			220,059	220,059
Impairment of goodwill	(188,650)			(188,650)
Foreign currency translation adjustment	(6,025)	(4,060)	(2,356)	(12,441)
Balance, August 31, 2019	$187,675	$217,703	$217,703	$623,081

Acquisition Deposits

The Company has signed letters of understanding with two potential acquisition candidates which includes refundable acquisition deposits totaling $716,688 and $1,112,404 as of August 31, 2019 and 2018, respectively. In September 2019, $371,263 of the acquisition deposit was returned to the Company.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and equivalents, restricted cash, accounts receivable, advances to suppliers, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities.

FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. FASB ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology us one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic 480, Distinguishing Liabilities from Equity, and FASB ASC Topic 815, Derivatives and Hedging.

As of August 31, 2019 and 2018, respectively, the Company did not identify any assets and liabilities required to be presented on the balance sheet at fair value.

F-10

Fair Value Measurement on a Non-Recurring Basis

The Company measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include goodwill and intangible assets.

Revenue Recognition

ASU No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), became effective for the Company on March 1, 2018. The Company’s revenue recognition disclosure reflects its updated accounting policies that are affected by this new standard. The Company applied the “modified retrospective” transition method for open contracts for the implementation of Topic 606. As sales are and have been primarily from providing healthcare services, and the Company has no significant post-delivery obligations, this new standard did not result in a material recognition of revenue on the Company’s accompanying consolidated financial statements for the cumulative impact of applying this new standard. The Company made no adjustments to its previously reported total revenues, as those periods continue to be presented in accordance with its historical accounting practices under Topic 605, Revenue Recognition.

Revenue from providing healthcare services are recognized under Topic 606 in a manner that reasonably reflects the delivery of its services to customers in return for expected consideration and includes the following elements:

●	executed contracts with the Company’s customers that it believes are legally enforceable;
●	identification of performance obligations in the respective contract;
●	determination of the transaction price for each performance obligation in the respective contract;
●	allocation the transaction price to each performance obligation; and
●	recognition of revenue only when the Company satisfies each performance obligation.

These five elements, as applied to each of the Company’s revenue category, is summarized below:

●	Healthcare services - gross service revenue is recorded in the accounting records at the time the services are provided on an accrual basis at the provider’s established rates. The Company reserves a provision for contractual adjustment and discounts that are deducted from gross service revenue. The Company reports revenues net of any sales, use and value added taxes.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

Stock-Based Compensation

The Company records stock-based compensation in accordance with FASB ASC Topic 718, Compensation – Stock Compensation .. FASB ASC Topic 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the requisite service period. The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees.

F-11

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS is based on the assumption that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were 10,095,000 and 10,030,000 options/warrants outstanding as of August 31, 2019 and 2018, respectively. Due to the net loss incurred potentially dilutive instruments would be anti-dilutive. Accordingly, diluted loss per share is the same as basic loss for all periods presented.

Foreign Currency Transactions and Comprehensive Income

U.S. GAAP generally requires recognized revenue, expenses, gains and losses be included in net income. Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar. Translation gains of $1,138,919 and $1,139,815 for the years ended August 31, 2019 and 2018, respectively, are classified as an item of other comprehensive income in the stockholders’ equity section of the balance sheet.

Statement of Cash Flows

Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rates. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Recent Accounting Pronouncements

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory , which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company adopted this ASU on March 1, 2019 with no material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) . ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. ASU 2016-02 and additional ASUs are now codified as Accounting Standards Codification Standard (“ASC”) 842 - Leases (“ASC 842”). ASC 842 supersedes the lease accounting guidance in ASC 840 Leases and requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. The Company adopted ASC 842 on March 1, 2019 and used the modified retrospective transition approach and did not restate its comparative periods. As of the date of implementation on March 1, 2019, the impact of the adoption of ASC 842 resulted in the recognition of a right of use asset and lease payable obligation on the Company’s consolidated balance sheets of $2,360,787. As the right of use asset and the lease payable obligation were the same upon adoption of ASC 842, there was no cumulative effect impact on the Company’s accumulated deficit.

F-12

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers . ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this ASU beginning on March 1, 2018 and used the modified retrospective method of adoption. The adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 3 – Related Party Transactions

Due to related parties

Amounts loaned to the Company by stockholders and officers of the Company are non-interest bearing and payable upon demand. At August 31, 2019 and 2018, the amount due to related parties was $920,083 and $1,116,261, respectively.

The Company leases office space from a related party on a month-to-month basis with monthly lease payments of $1,509.

On January 31, 2018, a related party converted $813,125 of outstanding principal and accrued interest into 1,976,483 shares of the Company’s common stock. The per share price used for the conversion of this loan was $0.4114 which was determined based on the average price of the five (5) trading days immediately preceding the date of conversion with a 10% premium added to the calculated per share price.

Note 4 – Accounts Receivables, net

Accounts receivables, net at August 31, 2019 and 2018 consisted of the following:

	2019	2018
Trade receivables	$1,631,036	$1,564,180
Amounts earned but not billed	304,059	237,892
	1,935,095	1,802,072
Allowance for doubtful accounts	(471,566)	(464,527)
Accounts receivable, net	$1,463,529	$1,337,545

F-13

Note 5 – Other Receivables

Other receivables at August 31, 2019 and 2018 consisted of the following:

	2019	2018
Notes receivable dated April 1, 2015 and amended on May 23, 2017; accrued interest at 8% per annum; secured by certain assets; due March 1, 2019. (Currently in default)	$281,513	$286,763
Advance to corporation; non-interest bearing; unsecured; due not later than November 18, 2020	30,028	30,588
Advance to corporation; accrues interest at 12% per annum; unsecured; due September 2019	75,070	76,470
Advance to corporation; accrues interest at 10% per annum; unsecured; due May 1, 2022	-	57,352
Advance to corporation; accrues interest at 10% per annum after the first 60 days; unsecured; due February 7, 2020	225,924	-
Advance to corporation; accrues interest at 10% per annum; unsecured; due December 31, 2020	750,700	-
Total other receivables	1,363,235	451,173
Current portion	(300,994)	(393,821)
Long-term portion	$1,062,241	$57,352

During the year ended August 31, 2019, the Company wrote off a note receivable for $56,595.

Note 6 – Property and Equipment

Property and equipment at August 31, 2019 and 2018 consisted of the following:

	2019	2018
Leasehold Improvements	$453,233	$372,010
Clinical equipment	285,307	269,741
Computer equipment	23,133	22,636
Office equipment	28,593	24,658
Furniture and fixtures	38,895	39,620
	829,161	728,665
Accumulated depreciation	(418,973)	(328,344)
Total	$410,188	$400,321

Depreciation expense for the years ended August 31, 2019 and 2018 was $97,143 and $73,447, respectively.

Note 7 – Intangible Assets

Intangible assets at August 31, 2019 and 2018 consisted of the following:

	2019	2018
Land use rights	$21,600,000	$-
Software license	758,567	-
	22,358,567	-
Accumulated amortization	-	-
Total	$22,358,567	$-

There was no amortization expense during 2019 and 2018 as the listed intangible assets have not been placed in service.

F-14

Note 8 – Accrued Expenses

Accrued expenses at August 31, 2019 and 2018 consisted of the following:

	2019	2018
Accrued liabilities	$59,661	$266,123
Accrued payroll	115,912	106,761
Other	30,211	11,114
	$205,784	$383,998

Note 9 – Note Payable

Note payable at August 31, 2019 and 2018 consisted of the following:

	2019	2018
Notes payable issued in connection with purchase of assets; accrues interest at 0% per annum; due on March 27, 2019.	$-	$382,350
	-	382,350
Current portion	-	(382,350)
Long-term portion	$-	$-

During the year ended August 31, 2019, the Company recognized a gain on settlement of debt of $377,300 related to the above-mentioned note payable.

Note 10 – Debentures, related parties

On September 30, 2013, the Company issued five debentures totaling CAD$6,402,512 ($5,114,327 at August 31, 2017) in connection with the acquisition of certain business assets. The holders of the debentures are current stockholders, officers and/or affiliates of the Company. The debentures are secured by all the assets of the Company, accrue interest at 8% per annum and were originally due on September 30, 2016. On December 2, 2017, the debenture holders agreed to extend the due date to September 30, 2019. On September 27, 2019, the debenture holders agreed to extend the due date to September 30, 2021.

On January 31, 2018, the debenture holders converted 75% of the debenture value of $3,894,809 plus accrued interest of $414,965 into 10,475,872 shares of the Company’s common stock. The per share price used for the conversion of each debenture was $0.4114 which was determined as the average price of the five (5) trading days immediately preceding the date of conversion with a 10% premium added to the calculated per share price. At August 31, 2019, the amount of debentures outstanding was $1,201,591.

Note 11 – Leases

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company must discount lease payments based on an estimate of its incremental borrowing rate.

The Company leases its corporate office space and certain facilities under long-term operating leases expiring through fiscal year 2028. Effective March 1, 2019, the Company adopted the provision of ASC 842 Leases.

F-15

The table below presents the lease related assets and liabilities recorded on the Company’s consolidated balance sheets as of August 31, 2019:

	Classification on Balance Sheet	August 31, 2019
Assets
Operating lease assets	Operating lease right of use assets	$3,004,017
Total lease assets		$3,004,017

Liabilities
Current liabilities
Operating lease liability	Current operating lease liability	$508,305
Noncurrent liabilities
Operating lease liability	Long-term operating lease liability	2,500,004
Total lease liability		$3,008,309

Lease obligations at August 31, 2019 consisted of the following:

Years ending August 31,
2020	$724,634
2021	712,370
2022	568,637
2023	503,722
2024	308,060
2025	290,799
Thereafter	790,770
Total payments	3,898,992
Amount representing interest	(890,683)
Lease obligation, net	3,008,309
Less lease obligation, current portion	(508,305)
Lease obligation, long-term portion	$2,500,004

The lease expense for 2019 (since adoption of ASC 842) was $313,180, which consisted of amortization expense of $214,722 and interest expense of $98,458. The cash paid under operating leases during 2019 (since adoption of ASC 842) was $308,868. At August 31, 2019, the weighted average remaining lease terms were 6.8 years and the weighted average discount rate was 8%.

Note 12 – Stockholders’ Deficit

Convertible preferred stock

The Company has authorized 1,000,000 shares of $0.001 par value convertible preferred stock. As of August 31, 2019 and 2018 there were 0 and 0 convertible preferred shares issued and outstanding, respectively.

Common stock

The Company has authorized 499,000,000 shares of $0.001 par value common stock. As of August 31, 2019 and 2018 there were 223,691,507 and 207,881,743 common shares issued and outstanding, respectively.

During the year ended August 31, 2019, the Company issued:

●	12,000,000 restricted shares of common stock as consideration for the Assignment, to the Company, of a Joint Venture Agreement with a value of $21,600,000 based on the closing share price of $1.80 on the execution date of the Closing Certificate;

●	458,349 restricted shares of common stock as consideration for a Licensing Agreement based on a per share price of $1.655 with a value of $758,567;

●	84,558 restricted shares of common stock as consideration for an Asset Purchase Agreement based on a per share price of $1.13 with a value of $95,550;

●	3,266,857 shares of common stock for cash proceeds of $3,250,366.

F-16

During the year ended August 31, 2018, the Company:

●	issued 384,110 shares of common stock for the acquisition of Executive Fitness Leaders valued at $233,155. The value was based on the closing price of the Company’s common stock on the acquisition date. The shares were issued on December 5, 2017;

●	issued 12,452,356 shares of common stock for the conversion of debt totaling $5,122,899. The per share price used for the conversion was $0.4114 which was determined as the average price of the five (5) trading days immediately preceding the date of conversion with a 10% premium added to the calculated per share price. The shares were issued on February 9, 2018;

●	issued 25,104 shares of common stock for cash proceeds of $15,564;

●	cancelled 6,817,081 shares of common stock for no consideration that were being held as security in connection with a loan agreement.

Stock Options and Warrants

On September 8, 2015, the Company adopted the 2015 Incentive Compensation Plan (the “2015 Plan”), which authorizes the issuance of up to 5,000,000 shares of common stock to employees, officers, directors or independent consultants of the Company, provided that no person can be granted shares under the 2015 Plan for services related to raising capital or promotional activities. During 2019 and 2018, the Company did not grant any awards under the 2015 Plan. As of August 31, 2018, 4,987,500 shares were available under the 2015 Plan for future grants, awards, options or share issuances. However, because the shares issuable under the 2015 Plan or issuable upon conversion of awards granted under the Plan are no longer registered under the Securities Exchange Act of 1934, as amended, the Company does not intend to issue any additional grants under the 2015 Plan.

On January 16, 2018, the Company adopted the Novo Integrated Sciences, Inc. 2018 Incentive Plan (the “2018 Plan”). Under the 2018 Plan, 10,000,000 shares of common stock are authorized for issuance to employees, non-employees, directors and key consultants to the Company or its subsidiaries. The 2018 Plan authorizes equity-based and cash-based incentives for participants. There were 9,875,000 shares available for award at August 31, 2019 under the 2018 Plan.

The following is a summary of stock option/warrant activity:

			Weighted
		Weighted	Average
	Options/	Average	Remaining	Aggregate
	Warrants	Exercise	Contractual	Intrinsic
	Outstanding	Price	Life	Value
Outstanding, August 31, 2017	7,860,000	$0.27	3.53	$660,000
Granted	2,170,000	0.42
Forfeited	-
Exercised	-
Outstanding, August 31, 2018	10,030,000	0.30	4.56	$7,045,500
Granted	75,000	0.95
Forfeited	(10,000)	2.00
Exercised	-
Outstanding, August 31, 2019	10,095,000	0.30	3.58	$1,141,500
Exercisable, August 31, 2019	10,095,000	$0.30	3.58	$1,141,500

F-17

The exercise price for options/warrants outstanding at August 31, 2019:

Outstanding and Exercisable
Number of
Options/	Exercise
Warrants	Price
5,500,000	$0.16
1,000,000	0.32
50,000	0.33
120,000	0.40
2,000,000	0.42
100,000	0.50
1,000,000	0.62
250,000	0.80
75,000	0.95
10,095,000

For options granted during the fiscal year ending August 31, 2019 where the exercise price equaled the stock price at the date of the grant, the weighted-average fair value of such options was $0.94 and the weighted-average exercise price of such options/warrants was $0.95. No options were granted during the fiscal year ending August 31, 2019 where the exercise price was less than the stock price at the date of grant or the exercise price was greater than the stock price at the date of grant.

For options granted during the fiscal year ended August 31, 2018 where the exercise price equaled the stock price at the date of the grant, the weighted-average fair value of such options was $0.39 and the weighted-average exercise price of such options/warrants was $0.40. No options were granted during the fiscal year ended August 31, 2018 where the exercise price was less than the stock price at the date of grant or the exercise price was greater than the stock price at the date of grant.

The fair value of the stock options is being amortized to stock option expense over the vesting period. The Company recorded stock option expense of $70,846 and $1,274,931 during the years ended August 31, 2019 and 2018, respectively. At August 31, 2019, the unamortized stock option expense was $0.

The assumptions used in calculating the fair value of options granted using the Black-Scholes option-pricing model for options granted are as follows:

	Fiscal Year
	End August 31,
	2019	2018
Risk-free interest rate	2.78%	1.83%
Expected life of the options	3.5 years	2.5 to 3.5 years
Expected volatility	294%	314%
Expected dividend yield	0%	0%

During the year ended August 31, 2018, the Company extended the expiration date of 5,600,000 options by three years. The change in fair value between the options using the original terms and the options using the new expiration dates was $31,536 which has been recorded as expense in the accompanying consolidated statement of operations.

F-18

Note 13 – Income Taxes

The Company’s Canadian subsidiaries are subject to the income tax laws of the Province of Ontario and the country of Canada.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A full valuation allowance is established against all net deferred tax assets as of August 31, 2019 and 2018 based on estimates of recoverability. While the Company has optimistic plans for its business strategy, it determined that such a valuation allowance was necessary given the current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model.

Income tax expense for the years ended August 31, 2019 and 2018 is as follows:

	2019	2018

Current taxes:
Federal	$-	$-
State	-	-
Foreign	-	-
	-	-
Deferred taxes:
Federal	-	-
State	-	-
Foreign	-	-
	-	-

Total income tax expense	$-	$-

A reconciliation of the differences between the effective and statutory income tax rates are as follows:

Year Ended August 31, 2019
	Canada		United States		Total

Combined statutory tax rate		39.0%		27.0%

Pretax income (loss)	$8,752		$(412,331)		$(403,579)

Expected income tax expense (benefit)	3,413	-39.0%	(111,329)	-27.0%	(107,916)
Stock based compensation	-	0.0%	19,128	4.6%	19,128
Change in valuation allowance	(3,413)	39.0%	92,201	22.4%	88,788
	$-	0.0%	$-	0.0%	$-	0.0%

Year Ended August 31, 2018
	Canada		United States		Total

Combined statutory tax rate		39.0%		40.0%

Pretax loss	$(438,587)		$(1,678,606)		$(2,117,193)

Expected income tax expense (benefit)	(171,049)	-39.0%	(671,442)	-40.0%	(842,491)
Stock based compensation	-	0.0%	509,972	30.4%	509,972
Change in valuation allowance	171,049	39.0%	161,470	9.6%	332,519
	$-	0.0%	$-	0.0%	$-	0.0%

F-19

At August 31, 2019 and 2018, the significant components of the deferred tax assets are summarized below:

	2019	2018
Deferred income tax asset
Net operating loss carryforwards	$2,124,215	$2,075,037
Total deferred income tax asset	2,124,215	2,075,037
Less: valuation allowance	(2,124,215)	(2,075,037)
Total deferred income tax asset	$-	$-

The valuation allowance for the years ended August 31, 2019 and 2018 increased by $49,178 and $218,818, respectively. The increase in 2019 was the result of the Company generating additional net operating losses offset by a decrease resulting from the reduction of the federal income tax rate from 34% to 21% enacted in 2017, effective in 2018. The increase in 2018 was the result of the Company generating additional net operating losses.

The Company has recorded as of August 31, 2019 and 2018 a valuation allowance of $2,124,215 and $2,075,037, respectively, as it believes that it is more likely than not that the deferred tax assets will not be realized in future years. Management has based its assessment on the Company’s lack of profitable operating history.

The Company conducts an analysis of its tax positions and has concluded that it has no uncertain tax positions as of August 31, 2019 and 2018.

The Company has net operating loss carry-forward of approximately $1,484,000 and $4,066,000 in the United States and Canada, respectively. The use of the net operating losses in the United States may be significantly limited due to Internal Revenue Code section 382. The 2019, 2018 and 2017 tax years are still subject to audit.

Note 14 – Acquisition of Assets

On December 1, 2017, the Company, NHL and Executive Fitness Leaders, located in Ottawa Ontario Canada, entered into an Asset Purchase Agreement, pursuant to which NHL acquired substantially all of the assets of Executive Fitness Leaders in exchange for the issuance, by the Company, of 384,110 restricted shares of its common stock valued at $233,155. The purchase price was allocated to furniture and equipment of $7,772 and goodwill of $225,383. The transaction closed on December 1, 2017. The purchase of these assets was not considered significant for accounting purposes; therefore, pro forma financial statements are not presented.

On January 8, 2019, the Company and 2478659 Ontario Ltd., an Ontario Canada corporation with offices in Ontario Canada (“247”), entered into an Agreement of Transfer and Assignment (“JV Assignment”), pursuant to which the Company assumed all rights and obligations provided for in a Joint Venture Agreement, executed January 7, 2019, between 247 and Kainai Cooperative, a cooperative organized under the laws of Alberta, Canada with offices in Cardston, Alberta, Canada (“KA”). The JV Agreement provides for farming and greenhouse agricultural development, to include supporting infrastructure, of both hemp and medical cannabis crops on approximately 275,000 acres of Canadian prairie lands for a minimum of 50 years. Under the terms of the JV Assignment, 247 was issued 12,000,000 restricted shares of the Company’s common stock having a value of $21,600,000, as of February 26, 2019. The shares were issued on January 30, 2019. The underlying assets had no previous business operations; therefore, pro forma financial statements are not presented.

On February 26, 2019, the Company and Novo Healthnet Limited entered into a Software License Agreement (the “Cloud DX License”) with Cloud DX, Inc. (“Cloud DX”), a medical device company operating in the United States and Canada that develops both hardware and related software for Remote Patient Monitoring and Chronic Care Management. Under the terms of the Cloud Dx License, Cloud Dx was issued 458,349 restricted shares of the Company’s common stock having a value of CAD$1,000,000 (approximately $758,567 as of February 26, 2019). The shares were issued on March 4, 2019.

F-20

On July 22, 2019, the Company, NHL and Societe Professionnelle de Physiotherapie M Dignard carrying on business as Action Plus Physiotherapy Plus Rockland “APPR”), located in Rockland Ontario Canada, entered into an Asset Purchase Agreement, pursuant to which the Company acquired substantially all of the assets of Action Plus Physiotherapy Rockland in exchange for an aggregate purchase price of CAD$300,000. Per the terms of the Asset Purchase Agreement, APPR was issued 84,558 restricted shares of common stock having a value of CAD$125,000 (approximately $95,550 as of July 19, 2019); and, was paid a cash amount of CAD$175,000 (approximately $132,055 as of July 22, 2019). The shares were issued on July 26, 2019. The purchase price was allocated to goodwill of $220,059 (CAD$290,000), to equipment of $6,791 (CAD$9,000) and to inventory of $755 (CAD$1,000). The purchase of these assets was not considered significant for accounting purposes; therefore, pro forma financial statements are not presented.

Note 15 – Commitments and Contingencies

Litigation

The Company is party to certain legal proceedings from time to time incidental to the conduct of its business. These proceedings could result in fines, penalties, compensatory or treble damages or non-monetary relief. The nature of legal proceedings is such that the Company cannot assure the outcome of any particular matter, and an unfavorable ruling or development could have a materially adverse effect on our consolidated financial position, results of operations and cash flows in the period in which a ruling or settlement occurs. However, based on information available to the Company’s management to date, the Company’s management does not expect that the outcome of any matter pending against the Company is likely to have a materially adverse effect on the Company’s consolidated financial position, results of operations, cash flows or liquidity.

Note 16 – Subsequent Events

Unregistered Sale of Equity Securities and Use of Proceeds

On October 19, 2019, the Company sold 118,969 restricted shares of common stock to an accredited investor for a purchase price of $38,070. The shares were issued on October 22, 2019.

On October 12, 2019, the Company sold 235,400 restricted shares of common stock to an accredited investor for a purchase price of $75,328. The shares were issued on October 15, 2019.

Debenture Due Date Extension, Holders Current Officers and/or Directors

On September 30, 2013, Novo Healthnet Limited (“NHL”), a wholly owned subsidiary of Novo Integrated Sciences, Inc. (the “Company”), issued five debentures totaling approximately $5,114,327 (CAD$6,402,512) at August 31, 2017 in connection with the acquisition of certain business assets. The holders of the debentures were current stockholders, officers and/or affiliates of the Company. The debentures are secured by all the assets of the Company, accrue interest at 8% per annum and were originally due on September 30, 2016. On December 2, 2017, the debenture holders agreed to extend the due date to September 30, 2019.

On January 31, 2018, the parties agreed to convert 75% of the debenture amount owed, both principal and interest, into shares of the Company’s common stock in lieu of accepting a cash payment for 75% of the amount owed, both principal and interest.

On September 27, 2019, the parties agreed to extend the due date of the debentures to September 30, 2021. As of September 27, 2019, the aggregate principal amount outstanding under the debentures was CAD$1,600,628 (approximately $1,207,994 based on the CAD-to-USD exchange rate of 0.7547on September 27, 2019).

F-21

NOVO INTEGRATED SCIENCES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of February 29, 2020 (unaudited) and August 31, 2019

	February 29,	August 31,
	2020	2019
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$1,209,339	$2,083,666
Accounts receivable, net	1,472,349	1,463,529
Other receivables, current portion	1,075,908	300,994
Prepaid expenses and other current assets	356,238	250,398
Total current assets	4,113,834	4,098,587

Property and equipment, net	368,261	410,188
Intangible assets	27,606,567	22,358,567
Right-of-use assets	3,015,589	3,004,017
Other receivables, net of current portion	279,600	1,062,241
Acquisition deposits	636,985	716,688
Goodwill	618,848	623,081
TOTAL ASSETS	$36,639,684	$32,273,369

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$803,799	$1,144,812
Accrued expenses	200,031	205,784
Accrued interest (principally to related parties)	338,214	248,582
Due to related parties	775,708	920,083
Operating lease liability, current portion	544,476	508,305
Total current liabilities	2,662,228	3,027,566

Debentures, related parties	1,193,428	1,201,591
Operating lease liability, net of current portion	2,483,980	2,500,004
TOTAL LIABILITIES	6,339,636	6,729,161

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY
Novo Integrated Sciences, Inc.
Convertible preferred stock; $0.001 par value; 1,000,000 shares authorized; 0 and 0 shares issued and outstanding at February 29, 2020 and August 31, 2019
Common stock; $0.001 par value; 499,000,000 shares authorized; 232,045,876 and 223,691,507 shares issued and outstanding at February 29, 2020 and August 31, 2019	232,046	223,691
Additional paid-in capital	41,166,247	35,813,203
Other comprehensive income	1,127,845	1,138,919
Accumulated deficit	(12,184,577)	(11,591,973)
Total Novo Integrated Sciences, Inc. stockholders’ equity	30,341,561	25,583,840
Noncontrolling interest	(41,513)	(39,632)
Total stockholders’ equity	30,300,048	25,544,208
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$36,639,684	$32,273,369

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements.

F-22

NOVO INTEGRATED SCIENCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Three and Six Months Ended February 29, 2020 and February 28, 2019 (unaudited)

	Three Months Ended		Six Months Ended
	February 29,	February 28,	February 29,	February 28,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$2,428,864	$2,200,410	$4,977,474	$4,512,032

Cost of revenues	1,585,860	1,320,740	3,218,801	2,748,823

Gross profit	843,004	879,670	1,758,673	1,763,209

Operating expenses:
Selling expenses	884	4,016	2,106	29,239
General and administrative expenses	992,888	954,341	1,984,160	2,028,009
Total operating expenses	993,772	958,357	1,986,266	2,057,248

Loss from operations	(150,768)	(78,687)	(227,593)	(294,039)

Non operating income (expense)
Interest income	27,177	4,294	55,372	9,383
Interest expense	(37,717)	(48,587)	(78,046)	(94,908)
Write off of acquisition deposit	(344,521)	-	(344,521)	-
Total other income (expense)	(355,061)	(44,293)	(367,195)	(85,525)

Loss before income taxes	(505,829)	(122,980)	(594,788)	(379,564)

Income tax expense	-	-	-	-

Net loss	$(505,829)	$(122,980)	$(594,788)	$(379,564)

Net loss attributed to noncontrolling interest	(1,345)	(3,479)	(2,184)	(8,647)

Net loss attributed to Novo Integrated Sciences, Inc.	$(504,484)	$(119,501)	$(592,604)	$(370,917)

Comprehensive loss:
Net loss	(505,829)	(122,980)	(594,788)	(379,564)
Foreign currency translation gain (loss)	(16,274)	27,765	(11,074)	25,980
Comprehensive loss:	$(522,103)	$(95,215)	$(605,862)	$(353,584)

Weighted average common shares outstanding - basic and diluted	230,551,371	214,281,342	227,212,270	211,094,982

Net loss per common share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements.

F-23

NOVO INTEGRATED SCIENCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Three and Six Months Ended February 29, 2020 and February 28, 2019 (unaudited)

						Total
			Additional	Other		Novo
	Common Stock		Paid-in	Comprehensive	Accumulated	Stockholders’	Noncontrolling	Total
	Shares	Amount	Capital	Income	Deficit	Equity	Interest	Equity
Balance, August 31, 2019	223,691,507	$223,691	$35,813,203	$1,138,919	$(11,591,973)	$25,583,840	$(39,632)	$25,544,208

Common stock issued for cash	354,369	355	113,044	-	-	113,399	-	113,399
Foreign currency translation loss	-	-	-	5,200		5,200	(123)	5,077
Net loss	-	-	-	-	(88,120)	(88,120)	(839)	(88,959)

Balance, November 30, 2019	232,045,876	224,046	35,926,247	1,144,119	(11,680,093)	25,614,319	(40,594)	30,300,048

Common stock issued for licensing agreement	8,000,000	8,000	5,240,000	-	-	5,248,000	-	5,248,000
Foreign currency translation loss	-	-	-	(16,274)		(16,274)	426	(15,848)
Net loss	-	-	-	-	(504,484)	(504,484)	(1,345)	(505,829)

Balance, February 29, 2020	232,045,876	$232,046	$41,166,247	$1,127,845	$(12,184,577)	$30,341,561	$(41,513)	$30,300,048

Balance, August 31, 2018	207,881,743	$207,882	$10,053,683	$1,139,815	$(11,199,989)	$201,391	$(28,621)	$172,770

Common stock issued for cash	563,222	563	531,366	-	-	531,929	-	531,929
Fair value of vested stock options	-	-	70,846	-	-	70,846	-	70,846
Foreign currency translation loss	-	-	-	(1,785)		(1,785)	530	(1,255)
Net loss	-	-	-	-	(251,416)	(251,416)	(5,168)	(256,584)

Balance, November 30, 2018	208,444,965	208,445	10,655,895	1,138,030	(11,451,405)	550,965	(33,259)	517,706

Common stock issued for cash	2,144,891	2,145	2,045,849	-	-	2,047,994	-	2,047,994
Common stock issued for interest in joint venture	12,000,000	12,000	21,588,000	-	-	21,600,000	-	21,600,000
Common stock issued for software license	458,349	458	758,109	-	-	758,567	-	758,567
Foreign currency translation loss	-	-	-	27,765		27,765	(360)	27,405
Net loss	-	-	-	-	(119,501)	(119,501)	(3,479)	(122,980)

Balance, February 28, 2019	223,048,205	$223,048	$35,047,853	$1,165,795	$(11,570,906)	$24,865,790	$(37,098)	$24,828,692

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements.

F-24

NOVO INTEGRATED SCIENCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended February 29, 2020 and February 28, 2019 (unaudited)

	Six Months Ended
	February 29,	February 28,
	2020	2019
	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(594,788)	$(379,564)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	40,968	46,474
Fair value of vested stock options	-	70,846
Operating lease expense	262,301	-
Write off of acquisition deposit	344,521	-
Changes in operating assets and liabilities:
Accounts receivable	(19,067)	(50,152)
Prepaid expenses and other current assets	(108,869)	(2,541)
Accounts payable	(339,524)	(44,730)
Accrued expenses	(4,006)	(126,470)
Accrued interest	92,802	26,597
Operating lease liability	(253,557)	-
Net cash used in operating activities	(579,219)	(459,540)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,192)	(75,947)
Payment for acquisition deposit	(636,985)	-
Amounts loaned for other receivables	-	(225,924)
Return of acquisition deposit	372,800	-
Net cash used in investing activities	(265,377)	(301,871)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments to related parties	(140,366)	(142,376)
Proceeds from the sale of common stock	113,399	2,579,923
Net cash provided by (used in) financing activities	(26,967)	2,437,547

Effect of exchange rate changes on cash and cash equivalents	(2,764)	22,095

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(874,327)	1,698,231

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,083,666	675,705

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,209,339	$2,373,936

CASH PAID FOR:
Interest	$52,051	$69,289
Income taxes	$-	$-

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for intangible assets	$5,248,000	$-

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements.

F-25

NOVO INTEGRATED SCIENCES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended February 29, 2020 and February 28, 2019 (unaudited)

Note 1 - Organization and Basis of Presentation

Organization and Line of Business

Novo Integrated Sciences, Inc. (“Novo Integrated”) was incorporated in Delaware on November 27, 2000, under the name Turbine Truck Engines, Inc. On February 20, 2008, the Company was re-domiciled to the State of Nevada. Effective July 12, 2017, the Company’s name was changed to Novo Integrated Sciences, Inc. When used herein, the terms the “Company,” “we,” “us” and “our” refer to Novo Integrated and its consolidated subsidiaries.

The Company delivers multi-disciplinary primary healthcare through our 16 corporate-owned clinics and a contracted network of 103 affiliate clinics and 220 eldercare centric homes located across Canada. Our team of practitioners and staff are trained for assessment, diagnosis, treatment, pain management, rehabilitation and primary prevention. Our specialized services and products include physiotherapy, chiropractic care, occupational therapy, eldercare, laser therapeutics, massage therapy, acupuncture, chiropody, neurological functions, kinesiology, concussion management and baseline testing, women’s pelvic health, sports medicine therapy, assistive devices and private personal training. We do not provide primary care medical services, none of our employees practice primary care medicine, and our services do not require a medical or nursing license.

Since inception and through May 9, 2017, our activities and business operations were limited to raising capital, organizational matters and the implementation of our business plan related to research, development, testing and commercialization of various alternative energy technologies.

On April 25, 2017 (the “Effective Date”), we entered into a Share Exchange Agreement (the “Share Exchange Agreement”) by and between (i) Novo Integrated; (ii) Novo Healthnet Limited (“NHL”), (iii) ALMC-ASAP Holdings Inc. (“ALMC”); (iv) Michael Gaynor Family Trust (the “MGFT”); (v) 1218814 Ontario Inc. (“1218814”) and (vi) Michael Gaynor Physiotherapy Professional Corp. (“MGPP,” and together with ALMC, MGFT and 1218814, the “NHL Shareholders”). Pursuant to the terms of the Share Exchange Agreement, Novo Integrated agreed to acquire from the NHL Shareholders all of the shares of both common and preferred stock of NHL, held by the NHL Shareholders, in exchange for the issuance, by Novo Integrated, to the NHL Shareholders of shares of Novo Integrated common stock, such that following the closing of the Share Exchange Agreement, the NHL Shareholders would own 167,797,406 restricted shares Novo Integrated common stock, representing 85% of the issued and outstanding Novo Integrated common stock, calculated including all granted and issued options or warrants to acquire Novo Integrated common stock as of the Effective Date, but to exclude shares of Novo Integrated common stock that are subject to a then-current Regulation S offering that was undertaken by Novo Integrated (the “Exchange”).

On May 9, 2017, the Exchange closed and, as a result, NHL became a wholly owned subsidiary of Novo Integrated.

The Exchange was accounted for as a reverse acquisition under the purchase method of accounting since NHL obtained control of Novo Integrated Sciences, Inc. Accordingly, the Exchange was recorded as a recapitalization of NHL, with NHL being treated as the continuing entity. The historical financial statements presented are the financial statements of NHL. The Share Exchange Agreement was treated as a recapitalization and not as a business combination; therefore, no pro forma information is disclosed. At the closing date of the Exchange, the net assets of the legal acquirer, Novo Integrated Sciences, Inc., were $6,904.

The unaudited condensed consolidated financial statements are prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company’s financial position, the results of its operations, and cash flows for the periods presented. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) were omitted pursuant to such rules and regulations. The results of operations for the six months ended February 29, 2020 are not necessarily indicative of the results for the year ending August 31, 2020.

F-26

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements were prepared in conformity with U.S. GAAP for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. The financial information contained in this report should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended August 31, 2019, that we filed on November 20, 2019. The Company’s Canadian subsidiaries’ functional currency is the Canadian Dollar (“CAD”); however, the accompanying unaudited condensed consolidated financial statements were translated and presented in United States Dollars (“$” or “USD”).

Foreign Currency Translation

The accounts of the Company’s Canadian subsidiaries are maintained in CAD. The accounts of these subsidiaries are translated into USD in accordance with Accounting Standards Codification (“ASC”) Topic 830 Foreign Currency Transaction, with the CAD as the functional currency. According to Topic 830, all assets and liabilities are translated at the exchange rate on the balance sheet date, stockholders’ equity is translated at historical rates and statement of operations items are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with ASC Topic 220, Comprehensive Income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the statement of operations and comprehensive income. The following table details the exchange rates used for the respective periods:

	February 29, 2020	February 28, 2019	August 31, 2019

Period end: CAD to USD exchange rate	$0.7456	$0.7596	$0.7507
Average period: CAD to USD exchange rate	$0.7577	$0.7578

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, NHL, Novo Healthnet Rehab Limited, Novo Assessments Inc., an 80% interest in Novo Healthnet Kemptville Centre, Inc., a Back on Track Physiotherapy and Health Centre clinic operated by NHL, and a 70% interest in Novo Earth Therapeutics Inc. (currently inactive), a joint venture with Harvest Gold Farms Inc. All of the Company’s subsidiaries are incorporated under the laws of the Province of Ontario or New Brunswick, Canada. All intercompany transactions have been eliminated.

Noncontrolling Interest

The Company follows Financial Accounting Standards Board (“FASB”) ASC Topic 810, Consolidation, which governs the accounting for and reporting of non-controlling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance.

F-27

The net income (loss) attributed to the NCI is separately designated in the accompanying condensed consolidated statements of operations and other comprehensive income (loss).

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are recorded, net of allowance for doubtful accounts and sales returns. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. As of February 29, 2020, and August 31, 2019, the allowance for uncollectible accounts receivable was $489,195 and $471,566, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the declining balance method for substantially all assets with estimated lives as follows:

Leasehold improvements	5 years
Clinical equipment	5 years
Computer equipment	3 years
Office equipment	5 years
Furniture and fixtures	5 years

Long-Lived Assets

The Company applies the provisions of ASC Topic 360, Property, Plant, and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. ASC 360 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. Based on its review at February 29, 2020 and August 31, 2019, the Company believes there was no impairment of its long-lived assets.

Intangible Assets

The Company’s intangible assets consist of land use rights, a software license and intellectual property which will be amortized over 50, 7 and 7 years, respectively. Amortization will begin when the assets are fully placed in service. The Company performs a test for impairment annually. The land use rights, the software license and intellectual property intangible assets were acquired in January 2019, February 2019 and December 2019, respectively. Based on its reviews at August 31, 2019, the Company believes there was no impairment of its intangible assets.

Right-of-use Assets

The Company’s right-of-use assets consist of leased assets recognized in accordance with ASC 842, Leases, which requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liability represents the Company’s obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the condensed consolidated balance sheet and are expensed on a straight-line basis over the lease term in the condensed consolidated statement of operations. The Company determines the lease term by agreement with lessor. As majority of the Company’s leases does not provide an implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

Goodwill

Goodwill represents the excess of purchase price over the underlying net assets of businesses acquired. Under U.S. GAAP, goodwill is not amortized but is subject to annual impairment tests. At February 29, 2020, the Company recorded goodwill of $186,400, $216,224 and $216,224, respectively, related to its acquisition of APKA Health, Inc. during the fiscal year ended August 31, 2017, Executive Fitness Leaders during the fiscal year ended August 31, 2018 and Action Plus Physiotherapy Rockland during the fiscal year ended August 31, 2019.

F-28

Summary of changes in goodwill by acquired businesses is as follows:

	Apka	EFL	Rockland	Total
Balance, August 31, 2019	$187,675	$217,703	$217,703	$623,081
Foreign currency translation adjustment	(1,275)	(1,479)	(1,479)	(4,233)
Balance, February 29, 2020	$186,400	$216,224	$216,224	$618,848

Acquisition Deposits

The Company has signed letters of understanding with two potential acquisition candidates which includes refundable acquisition deposits totaling $636,985 and $716,688 at February 29, 2020 and August 31, 2019, respectively. During the six months ended February 29, 2020, the Company wrote off an acquisition deposit of $344,521 which is considered impaired since the acquiree has been dissolved and is no longer in business.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and equivalents, accounts receivable, notes receivables, accounts payable, accrued expenses and due to related parties, the carrying amounts approximate their fair values due to their short maturities.

FASB ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosure of the fair value of financial instruments held by the Company. FASB ASC Topic 825, Financial Instruments, defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the condensed consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic 480, Distinguishing Liabilities from Equity, and FASB ASC Topic 815, Derivatives and Hedging.

As of February 29, 2020, and August 31, 2019, respectively, the Company did not identify any assets and liabilities required to be presented on the balance sheet at fair value.

Fair Value Measurement on a Non-Recurring Basis

The Company measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include goodwill and intangible assets.

F-29

Revenue Recognition

Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), became effective for the Company on March 1, 2018. The Company’s revenue recognition disclosure reflects its updated accounting policies that are affected by this new standard. The Company applied the “modified retrospective” transition method for open contracts for the implementation of Topic 606. As sales are and have been primarily from providing healthcare services, and the Company has no significant post-delivery obligations, this new standard did not result in a material recognition of revenue on the Company’s accompanying condensed consolidated financial statements for the cumulative impact of applying this new standard. The Company made no adjustments to its previously reported total revenues, as those periods continue to be presented in accordance with its historical accounting practices under Topic 605, Revenue Recognition.

Revenue from providing healthcare and healthcare related services are recognized under Topic 606 in a manner that reasonably reflects the delivery of its services to customers in return for expected consideration and includes the following elements:

●	executed contracts with the Company’s customers that it believes are legally enforceable;
●	identification of performance obligations in the respective contract;
●	determination of the transaction price for each performance obligation in the respective contract;
●	Allocation of the transaction price to each performance obligation; and
●	recognition of revenue only when the Company satisfies each performance obligation.

These five elements, as applied to the Company’s revenue category, are summarized below:

●	Healthcare and healthcare related services - gross service revenue is recorded in the accounting records at the time the services are provided on an accrual basis at the provider’s established rates. The Company reserves a provision for contractual adjustment and discounts that are deducted from gross service revenue. The Company reports revenues net of any sales, use and value added taxes.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company has no material uncertain tax positions for any of the reporting periods presented.

Stock-Based Compensation

The Company records stock-based compensation in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. FASB ASC Topic 718 requires companies to measure compensation cost for stock-based employee compensation at fair value at the grant date and recognize the expense over the requisite service period. The Company recognizes in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees and non-employees.

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Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with ASC Topic 260, Earnings Per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding. Diluted EPS assumes that all dilutive securities are converted. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. There were 10,095,000 options/warrants outstanding as of February 29, 2020. Due to the net loss incurred, potentially dilutive instruments would be anti-dilutive. Accordingly, diluted loss per share is the same as basic loss for all periods presented.

Foreign Currency Transactions and Comprehensive Income

U.S. GAAP generally requires recognized revenue, expenses, gains and losses be included in net income. Certain statements, however, require entities to report specific changes in assets and liabilities, such as gain or loss on foreign currency translation, as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. The functional currency of the Company’s Canadian subsidiaries is the CAD. Translation gains of $1,127,845 and $1,138,919 at February 29, 2020 and August 31, 2019, respectively, are classified as an item of other comprehensive income in the stockholders’ equity section of the balance sheet.

Statement of Cash Flows

Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rates. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2018, with early adoption permitted. ASU 2016-02 and additional ASUs are now codified as ASC 842 - Leases (“ASC 842”). ASC 842 supersedes the lease accounting guidance in ASC 840 Leases and requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. The Company adopted ASC 842 on March 1, 2019 and used the modified retrospective transition approach and did not restate its comparative periods. As of the date of implementation on March 1, 2019, the impact of the adoption of ASC 842 resulted in the recognition of a right of use asset and lease payable obligation on the Company’s condensed consolidated balance sheets of $2,360,787. As the right of use asset and the lease payable obligation were the same upon adoption of ASC 842, there was no cumulative effect impact on the Company’s accumulated deficit.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes which amends ASC 740 Income Taxes (ASC 740). This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021. The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this ASU on the Company’s condensed consolidated financial statements and related disclosures.

In June 2018, the Financial Accounting Standards Board (the “FASB”), issued an accounting pronouncement (FASB ASU 2018-07) to expand the scope of ASC Topic 718, Compensation-Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The pronouncement is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company adopted this pronouncement and such adoption did not have a significant impact on the unaudited condensed consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

F-31

Note 3 – Related Party Transactions

Due to related parties

Amounts loaned to the Company by stockholders and officers of the Company are payable upon demand. At February 29, 2020 and August 31, 2019, the amount due to related parties was $775,708 and $920,083, respectively.

The Company leases office space from a related party on a month-to-month basis with monthly lease payments of $1,509.

On January 31, 2018, a related party converted $813,125 of outstanding principal and accrued interest into 1,976,483 shares of the Company’s common stock. The per share price used for the conversion of this loan was $0.4114 which was determined based on the average price of the five (5) trading days immediately preceding the date of conversion with a 10% premium added to the calculated per share price.

Note 4 – Accounts Receivables, net

Accounts receivables, net at February 29, 2020 and August 31, 2019 consisted of the following:

	February 29,	August 31,
	2020	2019
Trade receivables	$1,647,750	$1,631,036
Amounts earned but not billed	313,794	304,059
	1,961,544	1,935,095
Allowance for doubtful accounts	(489,195)	(471,566)
Accounts receivable, net	$1,472,349	$1,463,529

Note 5 – Other Receivables

Other receivables at February 29, 2020 and August 31, 2019 consisted of the following:

	February 29,	August 31,
	2020	2019
Notes receivable dated April 1, 2015 and amended on May 23, 2017; accrued interest at 8% per annum; secured by certain assets; due March 1, 2019. (currently in default)	$279,600	$281,513

Advance to corporation; non-interest bearing; unsecured; due not later than November 18, 2020	29,824	30,028

Advance to corporation; accrues interest at 12% per annum; unsecured; due December 31, 2020	74,560	75,070

Advance to corporation; accrues interest at 10% per annum after the first 60 days; unsecured; due February 7, 2021	225,924	225,924

Advance to corporation; accrues interest at 10% per annum; secured by property and other assets; due December 31, 2020	745,600	750,700

Total other receivables	1,355,508	1,363,235
Current portion	(1,075,908)	(300,994)
Long-term portion	$279,600	$1,062,241

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Note 6 – Property and Equipment

Property and equipment at February 29, 2020 and August 31, 2019 consisted of the following:

	February 29,	August 31,
	2020	2019
Leasehold Improvements	$450,152	$453,233
Clinical equipment	284,543	285,307
Computer equipment	22,976	23,133
Office equipment	28,399	28,593
Furniture and fixtures	38,631	38,895
	824,701	829,161
Accumulated depreciation	(456,440)	(418,973)
Total	$368,261	$410,188

Depreciation expense for the six months ended February 29, 2020 and February 28, 2019 was $40,968 and $46,474, respectively.

Note 7 – Intangible Assets

Intangible assets at February 29, 2020 and August 31, 2019 consisted of the following:

	February 29,	August 31,
	2020	2019
Land use rights	$21,600,000	$21,600,000
Software license	758,567	758,567
Intellectual property	5,248,000	-
	27,606,567	22,358,567
Accumulated amortization	-	-
Total	$27,606,567	$22,358,567

On December 17, 2019, the Company entered into that certain Intellectual Property Asset Purchase Agreement (the “APA”) by and between the Company and 2731861 Ontario Corp. (the “Seller”), pursuant to which the Company agreed to purchase, and Seller agreed to sell (the “Acquisition”), proprietary designs for an innovative cannabis dosing device, in addition to designs, plans, procedures, and all other material pertaining to the application, construction, operation, and marketing of a cannabis business under the regulations of Health Canada (the “Intellectual Property”). Pursuant to the terms of the APA, the purchase price of the Intellectual Property is 8,000,000 shares of restricted common stock of the Company valued at $5,248,000.

There was no amortization expense during the six months ended February 29, 2020 and February 28, 2019 as the listed intangible assets have not been placed in service.

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Note 8 – Accrued Expenses

Accrued expenses at February 29, 2020 and August 31, 2019 consisted of the following:

	February 29,	August 31,
	2020	2019
Accrued liabilities	$43,901	$59,661
Accrued payroll	118,018	115,912
Other	38,112	30,211
	$200,031	$205,784

Note 9 – Debentures, related parties

On September 30, 2013, the Company issued five debentures totaling CAD$6,402,512 ($4,968,990 at November 30, 2017) in connection with the acquisition of certain business assets. The holders of the debentures are current stockholders, officers and/or affiliates of the Company. The debentures are secured by all the assets of the Company, accrue interest at 8% per annum and were originally due on September 30, 2016. On December 2, 2017, the debenture holders agreed to extend the due date to September 30, 2019. On September 27, 2019, the debenture holders agreed to extend the due date to September 30, 2021.

On January 31, 2018, the debenture holders converted 75% of the debenture value of $3,894,809 plus accrued interest of $414,965 into 10,475,872 shares of the Company’s common stock. The per share price used for the conversion of each debenture was $0.4114 which was determined based on the average price of the five (5) trading days immediately preceding the date of conversion with a 10% premium added to the calculated per share price. At February 29, 2020, the amount of debentures outstanding was $1,193,428.

Note 10 – Leases

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company must discount lease payments based on an estimate of its incremental borrowing rate.

The Company leases its corporate office space and certain facilities under long-term operating leases expiring through fiscal year 2028. Effective March 1, 2019, the Company adopted the provision of ASC 842 Leases.

The table below presents the lease related assets and liabilities recorded on the Company’s condensed consolidated balance sheets as of February 29, 2020:

	Classification on Balance Sheet	February 29, 2020
Assets
Operating lease assets	Operating lease right of use assets	$3,015,589
Total lease assets		$3,015,589

Liabilities
Current liabilities
Operating lease liability	Current operating lease liability	$544,476
Noncurrent liabilities
Operating lease liability	Long-term operating lease liability	2,483,980
Total lease liability		$3,028,456

F-34

Lease obligations at February 29, 2020 consisted of the following:

Twelve Months Ending February 28,
2020	$790,892
2021	715,733
2022	611,189
2023	461,718
2024	347,032
2025	289,244
Thereafter	640,776
Total payments	3,856,584
Amount representing interest	(828,128)
Lease obligation, net	3,028,456
Less lease obligation, current portion	(544,476)
Lease obligation, long-term portion	$2,483,980

The lease expense for the six months ended February 29, 2020 was $382,909. The cash paid under operating leases during the six months ended February 29, 2020 was $374,180. At February 29, 2020, the weighted average remaining lease terms were 6.31 years and the weighted average discount rate was 8%.

Note 11 – Stockholders’ Deficit

Convertible preferred stock

The Company has authorized 1,000,000 shares of $0.001 par value convertible preferred stock. At February 29, 2020 and August 31, 2019 there were 0 and 0 convertible preferred shares issued and outstanding, respectively.

Common stock

The Company has authorized 499,000,000 shares of $0.001 par value common stock. At February 29, 2020 and August 31, 2019 there were 232,045,876 and 223,691,507 common shares issued and outstanding, respectively.

During the six months ended February 29, 2020, the Company issued:

●	354,369 restricted shares of common stock for cash proceeds of $113,399

●	8,000,000 restricted shares of common stock as consideration for the Intellectual Property Asset Purchase Agreement with a value of $5,248,000 based on the closing share price of $0.656 on the execution date of the Agreement.

During the six months ended February 28, 2019, the Company issued:

●	2,708,113 restricted shares of common stock for cash proceeds of $2,579,923

●	12,000,000 restricted shares of common stock as consideration for the Assignment, to the Company, of a Joint Venture Agreement with a value of $21,600,000 based on the closing share price of $1.80 on the execution date of the Closing Certificate

●	458,349 restricted shares of common stock as consideration for a Licensing Agreement based on a per share price of $1.655 with a value of $758,567.

Stock options/warrants

On September 8, 2015, the Company adopted the 2015 Incentive Compensation Plan (the “2015 Plan”), which authorizes the issuance of up to 5,000,000 shares of common stock to employees, officers, directors or independent consultants of the Company, provided that no person can be granted shares under the 2015 Plan for services related to raising capital or promotional activities. As of February 29, 2020, 4,987,500 shares were available under the 2015 Plan for future grants, awards, options or share issuances. However, because the shares issuable under the 2015 Plan or issuable upon conversion of awards granted under the 2015 Plan are no longer registered under the Securities Exchange Act of 1934, as amended, the Company does not intend to issue any additional grants under the 2015 Plan.

F-35

On January 16, 2018, the Company adopted the Novo Integrated Sciences, Inc. 2018 Incentive Plan (the “2018 Plan”). Under the 2018 Plan, 10,000,000 shares of common stock are authorized for issuance to employees, non-employees, directors and key consultants to the Company or its subsidiaries. The 2018 Plan authorizes equity-based and cash-based incentives for participants. There were 9,875,000 shares available for award at February 29, 2020 under the 2018 Plan.

The following is a summary of stock option/warrant activity:

Weighted
		Weighted	Average
	Options/	Average	Remaining	Aggregate
	Warrants	Exercise	Contractual	Intrinsic
	Outstanding	Price	Life	Value
Outstanding, August 31, 2019	10,095,000	0.30	3.58	$1,141,500
Granted	-
Forfeited	-
Exercised	-
Outstanding, February 29, 2020	10,095,000	0.30	3.08	$977,750
Exercisable, February 29, 2020	10,095,000	$0.30	3.08	$977,750

The exercise price for options/warrants outstanding at February 29, 2020:

Outstanding and Exercisable
Number of
Options/	Exercise
Warrants	Price
5,500,000	$0.16
1,000,000	0.32
50,000	0.33
120,000	0.40
2,000,000	0.42
100,000	0.50
1,000,000	0.62
250,000	0.80
75,000	0.95
10,095,000

For options granted during the fiscal year ended August 31, 2019 where the exercise price equaled the stock price at the date of the grant, the weighted-average fair value of such options was $0.94 and the weighted-average exercise price of such options/warrants was $0.95. No options were granted during the fiscal year ended August 31, 2019 where the exercise price was less than the stock price at the date of grant or the exercise price was greater than the stock price at the date of grant.

The fair value of the stock options is being amortized to stock option expense over the vesting period. The Company recorded stock option expense of $0 and $70,846 during the three months ended February 29, 2020 and 2019, respectively. At February 29, 2020, the unamortized stock option expense was $0.

F-36

The assumptions used in calculating the fair value of options granted during the fiscal year ended August 31, 2019 using the Black-Scholes option-pricing model for options granted are as follows:

Risk-free interest rate	2.78%
Expected life of the options	3.5 years
Expected volatility	294%
Expected dividend yield	0%

Note 12 – Commitments and Contingencies

Litigation

The Company is party to certain legal proceedings from time to time incidental to the conduct of its business. These proceedings could result in fines, penalties, compensatory or treble damages or non-monetary relief. The nature of legal proceedings is such that the Company cannot assure the outcome of any particular matter, and an unfavorable ruling or development could have a materially adverse effect on our condensed consolidated financial position, results of operations and cash flows in the period in which a ruling or settlement occurs. However, based on information available to the Company’s management to date, the Company’s management does not expect that the outcome of any matter pending against the Company is likely to have a materially adverse effect on the Company’s condensed consolidated financial position as of February 29, 2020, results of operations, cash flows or liquidity of the Company.

Note 13 – Subsequent Events

The Company's management has evaluated subsequent events up to the date the interim condensed consolidated financial statements were issued, pursuant to the requirements of ASC 855 and has determined the following to be material subsequent events:

First Amendment to Cloud DX Software License Agreement

On February 26, 2019, Novo Integrated Sciences, Inc. (the “Company”) and Novo Healthnet Limited (“NHL”) entered into a Software License Agreement (the “Cloud DX License”) with Cloud DX Inc. (“Cloud DX”), pursuant to which Cloud DX agreed to sell, and NHL agreed to purchase, a fully paid up, perpetual license, with 5-year conditional exclusivity, for the Cloud DX Bundled Pulsewave PAD-1A USB Blood Pressure Device, up-to-date product releases and Licensed Software Products (the “Licensed Software”). Pursuant to the terms of the Cloud DX License, Cloud DX also agreed to sell, and NHL agreed to purchase, 4,000 fully functional Pulsewave PAD 1A USB blood pressure monitor devices bundled with the perpetual license discussed above (the “Bundled Devices”).

The Cloud DX License granted to NHL and its majority-owned subsidiaries, holding companies, divisions and affiliates, other than physiotherapy clinics owned and operated by Closing The Gap Healthcare Inc., the right to use and sub-license the Licensed Software and re-sell the Bundled Devices pursuant to the terms of the Cloud DX License in the physical therapy clinic marketplace in North America in exchange for the purchase price as set forth below:

●	Upon the closing, the Company issued 458,349 restricted shares of its common stock having a value (as calculated as set forth in the Cloud DX License) of CAD$1,000,000 (approximately $758,567 as of February 26, 2019), and

●	Cloud DX agreed to invoice CAD$250,000 (approximately $189,642 as of February 26, 2019) to NHL based on the following deliverables, and paid on the following schedule:

Cloud DX deliverable	Novo payment (terms: Net 15)
Heart Friendly Program launches in Clinic #1	CAD$50,000 (approximately $37,929 as of February 26, 2019)
Novo-branded Android app delivered as APK file	CAD$35,000 (approximately $26,550 as of February 26, 2019)
Novo-branded Clinical portal website delivered	CAD$35,000 (approximately $26,550 as of February 26, 2019)
Pulsewave PAD-1A devices – 1st delivery	CAD$20,000 (approximately $15,171 as of February 26, 2019)
Marketing services / materials delivered	CAD$25,000 (approximately $18,964 as of February 26, 2019)
Cloud DX hires dedicated Novo support FTE	CAD$85,000 (approximately $64,478 as of February 26, 2019)

F-37

On March 9, 2020, the Company and NHL entered into that certain First Amendment to Cloud DX Perpetual Software License Agreement (the “Cloud DX Amendment”) with Cloud DX, effective March 6, 2020, pursuant to which the parties thereto agreed that the CAD$250,000 (approximately $186,231 as of March 6, 2020) that was to be paid by NHL based on the above deliverables would be paid as a one-time payment of 465,578 restricted shares of Company common stock. In addition, pursuant to the terms of the Cloud DX Amendment, the parties agreed to settle a $200,000 fee owed by NHL to Cloud DX through payment of 500,000 restricted shares of Company common stock.

Except as set forth in the Cloud DX Amendment, the remaining terms and conditions of the Cloud DX License remain in full force and effect.

Change in Independent Registered Accounting Firm

On March 10, 2020, the Company’s Board of Directors terminated the engagement of NVS Professional Corporation (formerly NVS Chartered Accountants Professional Corporation) (“NVS”) as the Company’s independent registered accounting firm, and appointed SRCO Professional Corporation (“SRCO”) as the Company’s new independent registered accounting firm.

Filing of Preliminary Offering Statement on Form 1-A with the SEC

On April 2, 2020, the Company filed a preliminary offering statement on Form 1-A (the “Form 1-A”) with the SEC relating to the offering by the Company of up to 15,000,000 shares of its common stock, with an aggregate amount of $30,000,000, in a “Tier 2 Offering” under Regulation A (the “Offering”). The Company expects that the fixed initial public offering price per share will be from $1.00 to $3.00 per share upon qualification of the Form 1-A by the SEC. There is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for the Offering to close. The Company expects to commence the sale of the shares as of the date on which the Form 1-A is declared qualified by the SEC. No sales will be made prior to the qualification of the Form 1-A by the SEC. There can be no assurance that the Form 1-A will be declared qualified by the SEC.

Impact of COVID-19

The ultimate impact of the COVID-19 pandemic on the Company’s operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an extended period of continued business disruption, reduced patient traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but is anticipated to have a material adverse impact on our business, financial condition and results of operations.

F-38

NOVO INTEGRATED SCIENCES, INC.

Best Efforts Offering of

$30,000,000 Maximum Offering Amount (20,000,000 Shares of Common Stock)

OFFERING CIRCULAR

June 29, 2020